Form 20-F
period 2018-06-30
Piedmont Lithium Ltd
filed 2018-10-31
CIK 1728205

As filed with the Securities and Exchange Commission on October 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report For the transition period from to

Commission File No. 001-38427

PIEDMONT LITHIUM LIMITED

(Exact name of Registrant as specified in its charter)

N/A	AUSTRALIA
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Level 9, BGC Centre, 28 The Esplanade
Perth, WA, 6000 Australia
(Address of principal executive offices)

Keith D. Phillips
President and Chief Executive Officer
+61 8 9322 6322 (telephone)
+61 8 9322 6558 (facsimile)
Level 9, BGC Centre, 28 The Esplanade
Perth, WA, 6000 Australia
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered or to be registered:
American Depository Shares each representing 100 Ordinary Shares, no par value(1)	The Nasdaq Capital Market
(1)	Evidenced by American Depositary Receipts

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2018: 559,030,352 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes  ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☒ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer  ☐ Accelerated filer  ☐ Non-accelerated filer  ☐ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP  ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes  ☐ No ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐ No  ☐

INTRODUCTION

Piedmont Lithium Limited holds a 100% interest in the Piedmont Lithium Project, or the Project, located within the Carolina Tin-Spodumene Belt, or TSB and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium regions in the world and is located approximately 25 miles west of Charlotte, North Carolina.

We are currently undertaking exploration and appraisal activities, comprising drilling campaigns and technical studies to assess the economic potential of the Project and our potential to become an integrated lithium business. Following the completion of all technical studies and all necessary permitting activities, Piedmont may undertake mining and lithium processing activities to produce a highly strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets.

We have entered into exclusive option agreements and land acquisition agreements with local landowners, which upon exercise, allow us to purchase (or in some cases long-term lease) approximately 1,200 acres of surface property and the associated mineral rights. The Company also controls a 60-acre parcel in Kings Mountain, North Carolina for the site of the Company’s planned chemical plant, or Chemical Plant.

Piedmont Lithium Location and Bessemer City Lithium Processing Plant and Kings Mountain Lithium Processing Facility

Our head office is located at 28 West 44th Street, Suite 810, New York, NY 10036, United States. The telephone number of our head office is +(1) 212-221-0907. Our registered office is located at Level 9, BGC Centre, 28 The Esplanade, Perth, Western Australia 6000. The telephone number of our registered office is +(61) 8-9322-6322.

Our ordinary shares are publicly traded on the Australian Securities Exchange, or ASX, under the symbol “PLL”. Our American Depositary Shares, or ADSs, each representing 100 of our ordinary shares, are publicly traded on the Nasdaq Capital Market, or Nasdaq, under the symbol “PLLL”. The Bank of New York Mellon, acting as depositary, registers and delivers the ADSs.

We also maintain a web site at www.piedmontlithium.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only.

ABOUT THIS ANNUAL REPORT

Unless otherwise indicated or the context implies otherwise, any reference in this annual report on Form 20-F to:

•	“Piedmont” refers to Piedmont Lithium Limited, unless otherwise indicated;
•	“the Company”, we”, “us”, or “our” refer to Piedmont and its consolidated subsidiaries, through which it conducts its business, unless otherwise indicated;
•	“shares” or “ordinary shares” refers to our ordinary shares;
•	“ADS” refers to the American depositary shares; and
•	“ASX” refers to the Australian Securities Exchange.

Unless otherwise indicated, all references to “$” or “US$” are to United States dollars, and all references to “A$” are to Australian dollars. Our presentation currency is United States dollars. This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements”. This annual report on Form 20-F also includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

As a public company in Australia, we will report estimates of “measured,” “indicated” and “inferred” mineral resources, which are terms that are recognized and required by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia, or JORC, and also the ASX. These definitions differ from the definitions in Industry Guide 7, or Guide 7, under the U.S. Securities Act of 1933, as amended, or the Securities Act.

In particular, Guide 7 applies different standards in order to classify mineralization as a reserve. Under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Consequently, the terms “measured,” “indicated” and “inferred” mineral resources are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned that public disclosure by us of such mineral resources in Australia in accordance with ASX listing rules do not form a part of this annual report on Form 20-F.

Accordingly, information contained in this annual report on Form 20-F may contain descriptions of the mineralization of our projects that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder, in particular Guide 7. As such, under Guide 7 we are an exploration stage company as we don’t currently have any proven and probable reserves under Guide 7 standards.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of applicable securities laws. Such forward-looking statements concern our anticipated results and progress of our operations in future periods, planned exploration and, if warranted, development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate”, “believe”, “expect”, “estimate”, “may”, “will”, “could”, “leading”, “intend”, “contemplate”, “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements in this annual report on Form 20-F include, but are not limited to, statements with respect to:

•	risks related to our limited operating history in the lithium industry;
•	risks related to our status as an exploration stage company;
•	risks related to our ability to identify lithium mineralization and achieve commercial lithium mining at the Project;
•	risks related to mining, exploration and mine construction, if warranted, on our properties;
•	risks related to our ability to achieve and maintain profitability and to develop positive cash flow from our mining activities;
•	risks related to investment risk and operational costs associated with our exploration activities;
•	risks related to our ability to access capital and the financial markets;
•	risks related to compliance with government regulations;
•	risks related to our ability to acquire necessary mining licenses, permits or access rights;
•	risks related to environmental liabilities and reclamation costs;
•	risks related to volatility in lithium prices or demand for lithium;
•	risks related to stock price and trading volume volatility;
•	risks relating to the development of an active trading market for the ADSs;
•	risks related to ADS holders not having certain shareholder rights;
•	risks related to ADS holders not receiving certain distributions; and
•	risks related to our status as a foreign private issuer and emerging growth company.

All forward-looking statements reflect our beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Except as otherwise required by the securities laws of the United States and Australia, we disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. We qualify all the forward-looking statements contained in this annual report on Form 20-F by the foregoing cautionary statements.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, the consolidated financial statements and related notes included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRS, and interpretations issued by the International Accounting Standards Board, or IASB, which differ in certain significant respects from Generally Accepted Accounting Principles in the United States, or U.S. GAAP, and thus may not be comparable to financial statements of United States companies. Because the SEC has adopted rules to accept financial statements prepared in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP for foreign private issuers such as us, we will not be providing a description of the principal differences between U.S. GAAP and IFRS.

Our fiscal year ends on June 30. We designate our fiscal year by the year in which that fiscal year ends; e.g. fiscal 2018 refers to our fiscal year ended June 30, 2018.

During the year ended June 30, 2018, the Company elected to change its presentation currency from Australian dollars to U.S. dollars. This change in presentation currency is to better reflect the Company’s business activities and to enhance comparability with its industry peer group, the majority of which report in U.S. dollars. A change in presentation currency is a change in accounting policy which is accounted for retrospectively in accordance with the requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Accordingly, unless otherwise disclosed, all financial information previously presented in Australian dollars has been translated into U.S. dollars for presentation within this Annual Report.

COMPETENT PERSONS STATEMENT

As required by Australian securities laws and the ASX Listing Rules, we hereby notify Australian investors that the information in this annual report that relates to Exploration Results was extracted from our ASX announcements dated October 17, 2018, September 13, 2018, August 23, 2018, July 19, 2018, June 14, 2018, June 7, 2018, May 17, 2018, May 10, 2018, April 9, 2018, April 4 2018, March 15, 2018, December 1, 2017, November 2, 2017, September 27, 2017, May 23, 2017, April 3, 2017, and October 18, 2016 which are available to view on the Company’s website at www.piedmontlithium.com.

The information in this annual report that relates to Mineral Resources was extracted from our ASX announcement dated June 14, 2018 which is available to view on the Company’s website at www.piedmontlithium.com.

The information in this annual report that relates to Metallurgical Testwork Results was extracted from our ASX announcements dated September 4, 2018 and July 17, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.

The information in this annual report that relates to Mining Engineering, Mine Schedule, Process Design, Process Plant Capital Costs, and Process Plant Operating Costs was extracted from our ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.

We confirm to Australian investors that: a) we are not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.	Directors and Senior Management

The following table lists the current members of our board of directors and our executive officers. The address for our directors and officers is c/o Level 9, BGC Centre, 28 The Esplanade, Perth, WA 6000, Australia.

Name	Position
Ian Middlemas	Chairman
Keith Phillips	Managing Director, President and Chief Executive Officer
Anastasios Arima	Executive Director
Jeffrey Armstrong	Non-Executive Director
Jorge Beristain	Non-Executive Director
Levi Mochkin	Non-Executive Director
Patrick Brindle	Vice President and Project Manager
David Buckley	Vice President and Chief Process Engineer
Lamont Leatherman	Vice President and Chief Geologist
Bruce Czachor	Vice President and General Counsel
Gregory Swan	Company Secretary

For further details, see “Directors, Senior Management and Employees”.

B.	Advisers

Our principal Australian legal advisers are DLA Piper, located at Level 31, Central Park, 152-158 St. Georges Terrace, Perth WA 6000, Australia. Our principal United States legal advisors are Gibson, Dunn & Crutcher LLP, located at 200 Park Avenue, New York, New York 10166, and Johnston, Allison and Hord, P.A., located at 1065 East Morehead Street, Charlotte, NC 28204.

C.	Auditors

Deloitte Touche Tohmatsu served as our independent registered public accounting firm for the fiscal years ended June 30, 2016, 2017 and 2018. The address of Deloitte Touche Tohmatsu is Tower 2, Brookfield Place, 123 St. Georges Terrace, Perth Western Australia, 6000.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

The following tables present the selected consolidated financial data of our company. The selected consolidated statements of operations data for the fiscal years ended June 30, 2016, 2017 and 2018 and the selected consolidated statement of financial position data as of June 30, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the fiscal year ended June 30, 2015 and the selected consolidated statement of financial position data as of June 30, 2016 have been derived from our audited consolidated financial statements for the fiscal years ended June 30, 2015 and 2016, which are not included in this annual report. During the year ended June 30, 2018, the Company elected to change its presentation currency from Australian dollars to U.S. dollars. This change in presentation currency is to better reflect the Company’s business activities and to enhance comparability with its industry peer group, the majority of which report in U.S. dollars. As a result of this change, the selected consolidated statement of operations data for the fiscal year ended June 30, 2015 as presented in the following table was translated from Australian dollars to U.S. dollars at the average rate for the year then ended, and the selected consolidated statement of financial position data as of June 30, 2016 was translated from Australian dollars to U.S. dollars at the exchange rate prevailing at that date. This translation into U.S. dollars is unaudited.

The summary consolidated financial data below should be read in conjunction with our consolidated financial statements beginning on page F-1 of this annual report on Form 20-F and with the information appearing in the section of this annual report on Form 20-F entitled “Operating and Financial Review and Prospects”. Our historical results do not necessarily indicate results expected for any future period.

Summary Financial Information
(In U.S. dollars, except numbers of ordinary shares)

	Unaudited Fiscal 2015	Fiscal 2016	Fiscal 2017	Fiscal 2018
Consolidated Operating Data
Interest income	$59,588	$39,002	$33,936	$132,752
Exploration and evaluation expenses	(299,219)	(39,903)	(1,132,846)	(6,021,506)
Corporate and administrative expenses	(376,625)	(281,797)	(444,388)	(1,160,608)
Business development expenses	(256,994)	(139,107)	(233,538)	(1,207,907)
Share based payments	(83,278)	72,471	(861,973)	(1,172,164)
Foreign stock exchange listing expenses	—	—	—	(580,922)
Other income (expense)	(29,071)	69,701	(619)	52,538
Loss for the year	(985,599)	(279,633)	(2,639,428)	(9,957,817)
Loss per basic and diluted ordinary share (cents per ordinary share)	(0.25)	(0.07)	(0.64)	(1.91)
Weighted average number of ordinary shares outstanding (basic and diluted)	397,808,129	397,808,129	409,976,775	520,222,133
	As of June 30,
	Unaudited 2016	2017	2018
Consolidated Statement of Financial Position
Cash and cash equivalents	1,380,358	$3,536,318	$7,238,489
Trade and other receivables	10,276	33,977	72,110
Property, plant and equipment	959	3,895	3,982
Exploration and evaluation assets	38,709	177,800	742,017
Working capital	1,343,517	3,086,868	5,321,515
Total assets	1,430,302	3,751,990	8,056,598
Total liabilities	47,177	483,427	1,989,084
Contributed equity	24,908,762	28,512,793	40,483,348
Total equity	1,383,185	3,268,563	6,067,514
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. If any of the following risks occur, our business, financial condition and results of operations could be seriously harmed and you could lose all or part of your investment. Further, if we fail to meet the expectations of the public market in any given period, the market price of the ADSs could decline. We operate in a competitive environment that involves significant risks and uncertainties, some of which are outside of our control. If any of these risks actually occurs, our business and financial condition could suffer and the price of the ADSs could decline.

Business Risks

Our future performance is difficult to evaluate because we have a limited operating history in the lithium industry.

Although we were incorporated in 1983, we began to implement our current business strategy in the lithium industry in 2016. We have not realized any revenues to date from the sale of lithium, and our operating cash flow needs have been financed primarily through issuances of our ordinary shares and not through cash flows derived from our operations. As a result, we have little historical financial and operating information available to help you evaluate our performance.

We are an exploration stage company, and there is no guarantee that our properties will result in the commercial extraction of mineral deposits.

We are engaged in the business of acquiring and exploring mineral properties with the intention of locating economic deposits of minerals. Our property interests are at the exploration stage. Accordingly, it is unlikely that we will realize profits in the short term, and we cannot assure you that we will realize profits in the medium to long term. Any profitability in the future from our business will be dependent upon development of an economic deposit of minerals and further exploration and development of other economic deposits of minerals, each of which is subject to numerous risk factors. Further, we cannot assure you that, even if an economic deposit of minerals is located, any of our property interests can be commercially mined. The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time which a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing deposits may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that our current exploration programs will result in profitable commercial mining operations. The profitability of our operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors. Additional expenditures are required to establish reserves which are sufficient to commercially mine and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

In addition, exploration projects like ours have no operating history upon which to base estimates of future operating costs and capital requirements. Exploration project items, such as any future estimates of reserves, metal recoveries or cash operating costs will to a large extent be based upon the interpretation of geologic data, obtained from a limited number of drill holes and other sampling techniques, and future feasibility studies. Actual operating costs and economic returns of any and all exploration projects may materially differ from the costs and returns estimated, and accordingly, our financial condition, results of operations and cash flows may be negatively affected.

Because the probability of an individual prospect ever having reserves is not known, our properties may not contain any reserves, and any funds spent on exploration and evaluation may be lost.

We are an exploration stage mining company, and we have no reserves as defined by Guide 7. We cannot assure you about the existence of economically extractable mineralization at this time, nor about the quantity or grade of any mineralization we may have found. Because the probability of an individual prospect ever having reserves is uncertain, our properties may not contain any reserves and any funds spent on evaluation and exploration may be lost. Even if we confirm reserves on our properties, any quantity or grade of reserves we indicate must be considered as estimates only such reserves are actually mined. We do not know with certainty that economically recoverable lithium exists on our properties. In addition, the quantity of any reserves may vary depending on commodity prices. Any material change in the quantity or grade of reserves may affect the economic viability of our properties. Further, our lack of established reserves means that we are uncertain about our ability to generate revenue from our operations.

We face risks related to mining, exploration and mine construction, if warranted, on our properties.

Our level of profitability, if any, in future years will depend to a great degree on lithium prices and whether our exploration stage properties can be brought into production. It is impossible to ensure that the current and future exploration programs and/or feasibility studies on our existing properties will establish reserves. Whether it will be economically feasible to extract lithium depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; lithium prices; mining, processing and transportation costs; the willingness of lenders and investors to provide project financing; labor costs and possible labor strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us receiving an inadequate return on invested capital. In addition, we are subject to the risks normally encountered in the mining industry, such as:

•	the discovery of unusual or unexpected geological formations;
•	accidental fires, floods, earthquakes or other natural disasters;
•	unplanned power outages and water shortages;
•	controlling water and other similar mining hazards;
•	operating labor disruptions and labor disputes;
•	the ability to obtain suitable or adequate machinery, equipment, or labor;
•	our liability for pollution or other hazards; and
•	other known and unknown risks involved in the conduct of exploration and operation of mines.

The nature of these risks is such that liabilities could exceed any applicable insurance policy limits or could be excluded from coverage. There are also risks against which we cannot insure or against which we may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance, or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting our future earnings and competitive position and, potentially our financial viability.

Our long-term success will depend ultimately on our ability to achieve and maintain profitability and to develop positive cash flow from our mining activities.

Our long-term success, including the recoverability of the carrying values of our assets, our ability to acquire additional lithium projects, and continuing with exploration, development and commissioning and mining activities on our existing lithium project, will depend ultimately on our ability to achieve and maintain profitability and to develop positive cash flow from our operations by establishing ore bodies that contain commercially recoverable lithium and to develop these into profitable mining activities. The economic viability of our future mining activities has many risks and uncertainties including, but not limited to:

•	a significant, prolonged decrease in the market price of lithium;
•	difficulty in marketing and/or selling lithium;
•	significantly higher than expected capital costs to construct our mine;
•	significantly higher than expected extraction costs;
•	significantly lower than expected lithium extraction;
•	significant delays, reductions or stoppages of lithium extraction activities; and
•	the introduction of significantly more stringent regulatory laws and regulations.

Our future mining activities may change as a result of any one or more of these risks and uncertainties, and we cannot assure you that any ore body that we extract mineralized materials from will result in achieving and maintaining profitability and developing positive cash flow.

We depend on our ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit our ability to execute our business plan or pursue investments that we may rely on for future growth.

We rely on access to long-term capital markets as a source of liquidity for our capital and operating requirements. We will require additional capital to explore and define lithium mineralization, conduct a feasibility study and establish any future mining operations, which would require funds for construction and working capital. We cannot assure you that such additional funding will be available to us on satisfactory terms, or at all, or that we will be successful in commencing commercial lithium extraction, or that our sales projections will be realized.

In order to finance our future capital needs, we expect to raise additional funds through the issuance of additional equity or debt securities. Depending on the type and the terms of any financing we pursue, shareholders’ rights and the value of their investment in our ordinary shares or the ADSs could be reduced. Any additional equity financing will dilute shareholdings, and new or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on such debt securities would increase costs and negatively impact operating results. If the issuance of new securities results in diminished rights to holders of our ordinary shares or the ADSs, the market price of the ADSs could be negatively impacted.

If we are unable to obtain additional financing, as needed, at competitive rates, our ability to implement our business plan and strategy may be affected, and we may be required to reduce the scope of our operations and scale back our exploration, development and mining programs. There is, however, no guarantee that we will be able to secure any additional funding or be able to secure funding which will provide us with sufficient funds to meet our objectives, which may adversely affect our business and financial position.

Certain market disruptions may increase our cost of borrowing or affect our ability to access one or more financial markets. Such market disruptions could result from:

•	adverse economic conditions;
•	adverse general capital market conditions;
•	poor performance and health of the lithium or mining industries in general;
•	bankruptcy or financial distress of unrelated lithium companies or marketers;
•	significant decrease in the demand for lithium; or
•	adverse regulatory actions that affect our exploration and construction plans or the use of lithium generally.

Our ability to manage growth will have an impact on our business, financial condition and results of operations.

Future growth may place strains on our financial, technical, operational and administrative resources and cause us to rely more on project partners and independent contractors, potentially adversely affecting our financial position and results of operations. Our ability to grow will depend on a number of factors, including:

•	our ability to obtain leases or options on properties;
•	our ability to identify and acquire new exploratory prospects;
•	our ability to develop existing prospects;
•	our ability to continue to retain and attract skilled personnel;
•	our ability to maintain or enter into new relationships with project partners and independent contractors;
•	the results of our exploration programs;
•	the market price for lithium;
•	our access to capital; and
•	our ability to enter into agreements for the sale of lithium.

We may not be successful in upgrading our technical, operational and administrative resources or increasing our internal resources sufficiently to provide certain of the services currently provided by third parties, and we may not be able to maintain or enter into new relationships with project partners and independent contractors on financially attractive terms, if at all. Our inability to achieve or manage growth may materially and adversely affect our business, results of operations and financial condition.

We are dependent upon key management employees.

The responsibility of overseeing the day-to-day operations and the strategic management of our business depends substantially on our senior management and our key personnel. Loss of such personnel may have an adverse effect on our performance. The success of our operations will depend upon numerous factors, many of which are beyond our control, including our ability to attract and retain additional key personnel in sales, marketing, technical support and finance. We currently depend upon a relatively small number of key persons to seek out and form strategic alliances and find and retain additional employees. Certain areas in which we operate are highly competitive regions and competition for qualified personnel is intense. We may be unable to hire suitable field personnel for our technical team or there may be periods of time where a particular position remains vacant while a suitable replacement is identified and appointed. We may not be successful in attracting and retaining the personnel required to grow and operate our business profitably.

Our growth will require new personnel, which we will be required to recruit, hire, train and retain.

Members of our management team possess significant experience and have previously carried out or been exposed to exploration and production activities. However, we have limited operating history with respect to lithium projects and our ability to achieve our objectives depends on the ability of our directors, officers and management to implement current plans and respond to any unforeseen circumstances that require changes to those plans. The execution of our exploration and development plans will place demands on us and our management. Our ability to recruit and assimilate new personnel will be critical to our performance. We will be required to recruit additional personnel and to train, motivate and manage employees, which may adversely affect our plans.

Lawsuits may be filed against us and an adverse ruling in any such lawsuit may adversely affect our business, financial condition or liquidity or the market price of the ADSs.

In the normal course of our business, we may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to personal injuries, property damage, property taxes, land rights, the environment and contract disputes. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition or results of operations. Even if we prevail in any such legal proceeding, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from our business operations, which could adversely affect our financial condition.

Our mineral properties may be subject to defects in title.

Title to the majority of our lithium properties are derived from option agreements with local landowners in North Carolina, which upon exercise, allow us to purchase (or in certain cases long-term lease) the surface property and the associated mineral rights from the local landowners. Upon exercise, in the case of a purchase, we will pay cash consideration approximating the fair market value of the surface property at the time of exercise (excluding the value of any minerals) plus 50%. Upon exercise, in the case of a long-term lease, the Company will pay annual advanced royalty payments per acre. The landowners will also retain a production royalty payable on production of ore from the property, between US$0.50 to US$2.00 per tonne of ore produced.

The ownership and validity or title of unpatented mining claims and concessions are often uncertain and may be contested. We also may not have, or may not be able to obtain, all necessary surface rights to develop a property. Although we have obtained title opinions with respect to certain of our properties and have taken reasonable measures to ensure proper title to our properties, there is no guarantee that title to any of our properties will not be challenged or impugned. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. We may incur significant costs related to defending the title to our properties. A successful claim contesting our title to a property may cause us to compensate other persons or perhaps reduce our interest in the affected property or lose our rights to explore and, if warranted, develop that property. This could result in us not being compensated for our prior expenditures relating to the property. Also, in any such case, the investigation and resolution of title issues would divert our management’s time from ongoing exploration and, if warranted, development programs. Any impairment or defect in title could negatively affect us.

Our directors may be in a position of conflict of interest.

Some of our directors and officers currently also serve as directors and officers of other companies involved in natural resource exploration, development and production, and any of our directors may in the future serve in such positions. As at the date of this annual report on Form 20-F, none of our directors or officers serves as an officer or director of a lithium exploration, development or producing company nor possesses a conflict of interests with our business. However, there exists the possibility that they may in the future be in a position of conflict of interest. Any decision made by such persons involving us will be made in accordance with their duties and obligations to deal fairly and in good faith with us and such other companies. In addition, any such directors will declare, and refrain from voting on, any matter in which such directors may have a material interest.

Regulatory and Industry Risks

The Piedmont Lithium Project will be subject to significant governmental regulations, including the U.S. Federal Mine Safety and Health Act.

Mining activities in the United States are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labor standards and occupational health and safety laws and regulations, including mine safety, toxic substances and other matters. The costs associated with compliance with such laws and regulations are substantial. In addition, changes in such laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities, could result in unanticipated capital expenditures, expenses or restrictions on or suspensions of our operations and delays in the development of our properties.

We will be required to obtain governmental permits in order to conduct development and mining operations, a process which is often costly and time-consuming.

We are required to obtain and renew governmental permits for our exploration activities and, prior to developing or mining any mineralization that we discover, we will be required to obtain new governmental permits. Obtaining and renewing governmental permits is a complex and time-consuming process. The timeliness and success of permitting efforts are contingent upon many variables not within our control, including the interpretation of permit approval requirements administered by the applicable permitting authority. We may not be able to obtain or renew permits that are necessary to our planned operations or the cost and time required to obtain or renew such permits may exceed our expectations. Any unexpected delays or costs associated with the permitting process could delay the exploration, development or operation of our properties, which in turn could materially adversely affect our future revenues and profitability. In addition, key permits and approvals may be revoked or suspended or may be changed in a manner that adversely affects our activities.

Private parties, such as environmental activists, frequently attempt to intervene in the permitting process and to persuade regulators to deny necessary permits or seek to overturn permits that have been issued. Obtaining the necessary governmental permits involves numerous jurisdictions, public hearings and possibly costly undertakings. These third-party actions can materially increase the costs and cause delays in the permitting process and could cause us to not proceed with the development or operation of a property. In addition, our ability to successfully obtain key permits and approvals to explore for, develop, operate and expand operations will likely depend on our ability to undertake such activities in a manner consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Our ability to obtain permits and approvals and to successfully operate in particular communities may be adversely affected by real or perceived detrimental events associated with our activities.

Compliance with environmental regulations and litigation based on environmental regulations could require significant expenditures.

Environmental regulations mandate, among other things, the maintenance of air and water quality standards, land development and land reclamation, and set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for mining companies and their officers, directors and employees. In connection with our current exploration activities or in connection with our prior mining operations, we may incur environmental costs that could have a material adverse effect on financial condition and results of operations. Any failure to remedy an environmental problem could require us to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of prior and current operations, including operations conducted by other mining companies many years ago at sites located on properties that we currently own or formerly owned. These lawsuits could lead to the imposition of substantial fines, remediation costs, penalties and other civil and criminal sanctions. We cannot assure you that any such law, regulation, enforcement or private claim would not have a material adverse effect on our financial condition, results of operations or cash flows.

Lithium prices are subject to unpredictable fluctuations.

We may derive revenues, if any, from the extraction and sale of lithium. The price of lithium may fluctuate widely and is affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to new extraction developments and improved extraction and production methods and technological changes in the markets for the end products. The effect of these factors on the price of lithium, and therefore the economic viability of any of our exploration properties, cannot accurately be predicted.

Changes in technology or other developments could result in preferences for substitute products.

Lithium and its derivatives are preferred raw materials for certain industrial applications, such as rechargeable batteries and liquid crystal displays, or LCDs. Many materials and technologies are being researched and developed with the goal of making batteries lighter, more efficient, faster charging and less expensive. Some of these technologies could be successful and could adversely affect demand for lithium batteries in personal electronics, electric and hybrid vehicles and other applications. We cannot predict which new technologies may ultimately prove to be commercially viable and on what time horizon. In addition, alternatives to such products may become more economically attractive as global commodity prices shift. Any of these events could adversely affect demand for and market prices of lithium, thereby resulting in a material adverse effect on the economic feasibility of extracting any mineralization we discover and reducing or eliminating any reserves we identify.

New production of lithium hydroxide or lithium carbonate from current or new competitors in the lithium markets could adversely affect prices.

In recent years, new and existing competitors have increased the supply of lithium hydroxide and lithium carbonate, which has affected its price. Further production increases could negatively affect prices. There is limited information on the status of new lithium hydroxide production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market lithium prices, thereby resulting in a material adverse effect on the economic feasibility of extracting any mineralization we discover and reducing or eliminating any reserves identify.

Risks Related to an Investment in the ADSs

The market price and trading volume of the ADSs may be volatile and may be affected by economic conditions beyond our control.

The market price of the ADSs may be highly volatile and subject to wide fluctuations. In addition, the trading volume of the ADSs may fluctuate and cause significant price variations to occur. If the market price of the ADSs declines significantly, you may be unable to resell your ADSs at or above the purchase price, if at all. We cannot assure you that the market price of the ADSs will not fluctuate or significantly decline in the future.

Some specific factors that could negatively affect the price of the ADSs or result in fluctuations in their price and trading volume include:

•	actual or expected fluctuations in our prospects or operating results;
•	changes in the demand for, or market price of, lithium;
•	additions to or departures of our key personnel;
•	fluctuations of exchange rates between the U.S. dollar and the Australian dollar;
•	changes or proposed changes in laws and regulations;
•	changes in trading volume of ADSs on the Nasdaq Capital Market and of our ordinary shares on the ASX;
•	sales or perceived potential sales of the ADSs or ordinary shares by us, our directors, senior management or our shareholders in the future;
•	announcement or expectation of additional financing efforts; and
•	conditions in the U.S. or Australian financial markets or changes in general economic conditions.

An active trading market for the ADSs may not develop and the trading price for our ordinary shares may fluctuate significantly.

We recently listed our ADSs on the Nasdaq Capital Market. However, a liquid public market in the United States for the ADSs may not develop or be sustained, which means you may experience a decrease in the value of your ADSs regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, shareholders often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could have a material adverse effect on our results of operations and financial condition.

Our ADS holders are not shareholders and do not have shareholder rights.

The Bank of New York Mellon, as depositary, executes and delivers ADSs. Each ADS is a certificate evidencing a specific number of ADSs. Our ADS holders will not be treated as shareholders and will not have shareholders rights. The depositary will be the holder of our ordinary shares underlying our ADSs. Holders of our ADSs will have ADS holder rights. A deposit agreement among us, the depositary, our ADS holders, and the beneficial owners of ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. We and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders. For a description of ADS holder rights, see “Description of Securities Other Than Equity Securities—American Depositary Shares”. Our shareholders have shareholder rights. Australian law and our Constitution govern shareholder rights. For a description of our shareholders’ rights, see “Additional Information—Share Capital”.

Our ADS holders do not have the same voting rights as our shareholders. Shareholders are entitled to receive our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares. Our ADS holders may instruct the depositary to vote the ordinary shares underlying their ADSs, but only if we ask the depositary to ask for their instructions. If we do not ask the depositary to ask for the instructions, our ADS holders are not entitled to receive our notices of general meeting. Our ADS holders will not be entitled to attend and vote at a general meeting unless they surrender their ADSs and withdraw the ordinary shares. However, our ADS holders may not have sufficient advance notice about the meeting to surrender their ADSs and withdraw the shares. If we ask for our ADS holders’ instructions, the depositary will notify our ADS holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement, to vote the shares as our ADS holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADS holders. We cannot assure our ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, there may be other circumstances in which our ADS holders may not be able to exercise voting rights.

Our ADS holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to any shares, the directors may determine that a dividend will be payable on our ordinary shares and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends in the foreseeable future). Dividends may be paid on our ordinary shares of one class but not another and at different rates for different classes. Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares will be paid to the depositary, which has agreed to pay to our ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Before the depositary makes a distribution to you on behalf of your ADSs, any withholding taxes that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the ADS depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution. Our ADS holders will receive these distributions in proportion to the number of ordinary shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to our ADS holders amounts distributed by us as a dividend or distribution.

There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADSs.

The deposit agreement with the depositary allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. If a distribution is payable by us in Australian dollars, the depositary will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADS holders may lose some of the value of the distribution. The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. This means that our ADS holders may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to them.

Rights as a holder of ordinary shares are governed by Australian law and our Constitution and differ from the rights of shareholders under U.S. law. Holders of the ADSs may have difficulty in effecting service of process in the United States or enforcing judgments obtained in the United States.

We are a public company incorporated under the laws of Australia. Therefore, the rights of holders of our ordinary shares are governed by Australian law and our Constitution. These rights differ from the typical rights of shareholders in U.S. corporations. The rights of holders of ADSs are affected by Australian law and our Constitution but are governed by U.S. law. Circumstances that under U.S. law may entitle a shareholder in a U.S. company to claim damages may also give rise to a cause of action under Australian law entitling a shareholder in an Australian company to claim damages. However, this will not always be the case.

Holders of the ADSs may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the United States, liabilities under U.S. securities laws. In particular, if such a holder sought to bring proceedings in Australia based on U.S. securities laws, the Australian court might consider whether:

•	it did not have jurisdiction;
•	it was not an appropriate forum for such proceedings;
•	applying Australian conflict of laws rule, U.S. law (including U.S. securities laws) did not apply to the relationship between holders of our ordinary shares or ADSs and us or our directors and officers; or
•	the U.S. securities laws were of a public or penal nature and should not be enforced by the Australian court.

Certain of our directors and executive officers are residents of countries other than the United States. Furthermore, a portion of our and their assets are located outside the United States. As a result, it may not be possible for a holder of our ordinary shares or ADSs to:

•	effect service of process within the United States upon certain directors and executive officers or on us;
•	enforce in U.S. courts judgments obtained against any of our directors and executive officers or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;

•	enforce in U.S. courts judgments obtained against any of our directors and senior management or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or
•	bring an action in an Australian court to enforce liabilities against any of our directors and executive officers or us based upon U.S. securities laws.

Holders of our ordinary shares and ADSs may also have difficulties enforcing in courts outside the U.S. judgments obtained in the U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the U.S. securities laws.

The dual listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs.

Our ordinary shares are listed on the ASX and our ADSs are listed on the Nasdaq Capital Market. We cannot predict the effect of this dual listing on the value of our ordinary shares and ADSs. However, the dual listing of our ordinary shares and ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States. The price of the ADSs could also be adversely affected by trading in our ordinary shares on the ASX.

Currency fluctuations may adversely affect the price of the ADSs relative to the price of our ordinary shares.

The price of our ordinary shares is quoted in Australian dollars, and the price of the ADSs is quoted in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of the ADSs and the U.S. dollar equivalent of the price of our ordinary shares. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ADSs could decline, even if the price of our ordinary shares in Australian dollars increases or remains unchanged. If we pay dividends, we will likely calculate and pay any cash dividends in Australian dollars and, as a result, exchange rate movements will affect the U.S. dollar amount of any dividends holders of the ADSs will receive from the depositary.

As a foreign private issuer, we are permitted and expect to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to domestic issuers.

As a foreign private issuer listed on the Nasdaq Capital Market, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq practices. Following our home country corporate governance practices, as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq, may provide less protection than is afforded to investors under the Nasdaq Rules applicable to domestic issuers.

In particular, we follow home country law instead of Nasdaq practice regarding:

•	Nasdaq’s requirement that a majority of our board of directors be “independent” as defined by Nasdaq rules. The ASX Corporate Governance Principles and Recommendations contain non-binding recommendations that all ASX-listed companies should strive to achieve, including a majority of the board being comprised of independent directors. Due to Australian law and generally accepted business practices in Australia regarding director independence, we have departed from this recommendation and differ from independence requirements under the Nasdaq Capital Market.
•	Nasdaq’s requirement that our independent directors meet regularly in executive sessions. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we have claimed this exemption.
•	Nasdaq’s requirement that an issuer provide for a quorum as specified in its bylaws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. In compliance with Australian law, our Constitution provides that two shareholders present shall constitute a quorum for a general meeting.
•	Nasdaq’s requirement that we establish a compensation committee and that all members of such committee be “independent” as defined in the Nasdaq rules. Nasdaq rules would require that nominations to be determined, or recommended to the board of directors for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on our board of directors. Instead, compensation of our directors and officers will be determined by our board of directors. The ASX Listing Rules and Australian law do not require an Australian company to establish a compensation committee, known in Australia as a remuneration committee, which is comprised solely of non-executive directors if the company is not included in the S&P/ASX300 Index at the beginning of its fiscal year. We were not included on the S&P/ASX300 Index at the beginning of our last fiscal year and, hence, are not required under ASX Listing Rules to have a remuneration committee. The ASX Corporate Governance Principles and Recommendations contain a non-binding recommendation that all ASX-listed companies should have a remuneration committee comprised of at least three members, a majority of whom (including the chair) are independent. While these recommendations contain guidelines for assessing independence, ASX-listed entities are able to adopt their own definitions of an independent director for this purpose and is different from the definition in the Nasdaq rules.

•	Nasdaq’s requirement that we establish a nominating committee and that all members of such committee be “independent” as defined in the Nasdaq rules. Nasdaq rules would require that nominations to be determined, or recommended to the board of directors for determination, either by a nominating committee comprised of independent directors or by a majority of the independent directors on our board of directors. Instead, nominations for persons for election as our directors are determined by our board of directors. The ASX Listing Rules and Australian law do not require an Australian company to establish a nominating committee.
•	Nasdaq’s requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of controls or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or an additional 10% capacity to issue equity securities for the proceeding 12 month period if shareholder approval by special resolution is sought at the Company’s annual general meeting) of our issued share capital in any 12 month period (but, in determining the available issue limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) directors or their associates acquiring securities under an employee incentive plan.
•	Nasdaq’s requirement that we maintain a code of conduct in compliance with Nasdaq rules. Applicable Australian law does not require us to a code of conduct.

As a foreign private issuer, we are permitted to file less information with the SEC than a company that files as a domestic issuer.

As a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a domestic issuer whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information.

Under Australian law, we prepare financial statements on an annual and semi-annual basis, we are not required to prepare or file quarterly financial information other than quarterly updates. Our quarterly updates have consisted of a brief review of operations for the quarter together with a statement of cash expenditure during the quarter, the cash and cash equivalents balance as at the end of the quarter and estimated cash outflows for the following quarter.

For as long as we are a “foreign private issuer,” we intend to file our annual financial statements on Form 20-F and furnish our semi-annual financial statements and quarterly updates on Form 6-K to the SEC as long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. In order to maintain our current status as a foreign private issuer, either (1) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules and Nasdaq listing standards. Further, we would be required to comply with United States generally accepted accounting principles, as opposed to IFRS, in the preparation and issuance of our financial statements for historical and current periods. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs.

We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors and, as a result, adversely affect the price of the ADSs and result in a less active trading market for the ADSs.

We are an emerging growth company as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting, and we will not provide such an attestation from our auditors.

We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find the ADSs less attractive because of our reliance on some or all of these exemptions. If investors find the ADSs less attractive, it may adversely affect the price of the ADSs and there may be a less active trading market for the ADSs.

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the United States Securities and Exchange Commission, or SEC) or more;
•	the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;
•	the date on which we have, during the previous three-year period, issued more than US$1,070,000,000 in non-convertible debt; or
•	the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 of the Exchange Act, which would occur if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds US$700,000,000 as of the last day of our most recently-completed second fiscal quarter.

We will incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a company whose ADSs will be publicly traded in the United States, we will incur significant legal, accounting, insurance and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and internal controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives, and we will need to add additional personnel and build our internal compliance infrastructure. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company in the United States, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

We do not anticipate paying dividends in the foreseeable future.

We have not declared any dividends during fiscal 2016, 2017 or 2018 and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law. As a result, a return on your investment will only occur if our ADS price appreciates. We cannot assure you that the ADSs will appreciate in value or even maintain the price at which you purchase the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

If U.S. securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, the market price and trading volume of our ordinary shares or ADSs could decline.

The trading market for our ordinary shares and ADSs will be influenced by the research and reports that U.S. securities or industry analysts publish about us or our business. Securities and industry analysts may discontinue research on us, to the extent such coverage currently exists, or in other cases, may never publish research on us. If no or too few U.S. securities or industry analysts commence coverage of our Company, the trading price for the ADSs would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade the ADSs or publish inaccurate or unfavorable research about our business, the market price of the ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for the ADSs could decrease, which might cause our price and trading volume to decline. In addition, research and reports that Australian securities or industry analysts publish about us, our business or our ordinary shares may impact the market price of the ADSs.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Australian Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements may operate differently than those of many U.S. companies. You should carefully review the summary of these matters set forth under the section entitled “Additional Information—Share Capital” as well as our Constitution, which is included as an exhibit to this registration on Form 20-F, prior to investing in the ADSs.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act, or Sarbanes-Oxley, will require our management to assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting and may require our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting.

As of the date of this filing, we have in place controls and procedures to maintain appropriate segregation of duties in our manual and computer based business processes that we believe are appropriate for a company of our size and extent of business transactions. However, we have not completed an assessment to determine whether these controls and procedures would be considered effective for purposes of Sarbanes-Oxley, and there is no guarantee that these requirements will not adversely affect the cost or timing of preparing our financial statements.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting or, at the appropriate time, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Sarbanes-Oxley, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Sarbanes-Oxley, we may not be able to remain listed on the Nasdaq Capital Market.

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended June 30, 2018, and we may be a PFIC in future taxable years, which could have adverse tax consequences for our investors.

The rules governing passive foreign investment companies, or PFICs, can have adverse consequences for U.S. investors for U.S. federal income tax purposes. Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income”. Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. As discussed in “Taxation—U.S. Federal Income Tax Considerations—Certain Tax Consequences If We Are a Passive Foreign Investment Company,” we believe that we were a PFIC for the taxable year ended June 30, 2018 because we did not have active business income in that taxable year, and we may be a PFIC in future taxable years.

If we are characterized as a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—U.S. Federal Income Tax Considerations”) holds ADSs or ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ADSs or ordinary shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. Holder may suffer adverse tax consequences, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. Holder may, in certain circumstances, make a timely qualified electing fund, or QEF, election or a mark to market election to avoid or minimize the adverse tax consequences described above. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a QEF election. Potential investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ADSs and ordinary shares.

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company

Overview

Piedmont Lithium Limited holds a 100% interest in the Project located within the Carolina TSB and along trend to the Hallman Beam and Kings Mountain mines, historically providing much of the western world’s lithium between the 1950s and 1980s. The TSB has been described as one of the largest lithium regions in the world and is located approximately 25 miles west of Charlotte, North Carolina.

Since securing the exploration rights and initial land position in mid-2016, we have focused on proving the Project’s potential. The first and second phase drilling programs recorded high grade mineralization in a majority of drill holes. Subsequent resource drilling has defined over 50 mineralized pegmatite dikes, with 80% of mineralization occurring within 100 meters of the surface. Pegmatites in each corridor remain open along strike and down dip. The TSB is one of the premier localities in the world to be exploring for lithium pegmatites given its favorable geology and ideal location with easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities. We are in a unique position to leverage our position as a first mover in restarting exploration in this historic lithium producing region.

We have entered into exclusive option agreements and land acquisition agreements with local landowners, which upon exercise, allow us to purchase (or in some cases long-term lease) approximately 1,200 acres of surface property and the associated mineral rights. The Company also controls a 60-acre parcel in Kings Mountain, North Carolina for the site of the Company’s planned Chemical Plant.

Piedmont Lithium Location and Bessemer City Lithium Processing Plant
and Kings Mountain Lithium Processing Facility

Under Guide 7 we are an exploration stage company as we don’t currently have any proven and probable reserves under Guide 7 standards. See “Cautionary Note to United States Investors”.

Our head office is located at 28 West 44th Street, Suite 810, New York, NY 10036, United States. The telephone number of our head office is +(1) 212-221-0907. Our registered office is located at Level 9, BGC Centre, 28 The Esplanade, Perth, Western Australia 6000. The telephone number of our registered office is +(61) 8-9322-6322.

We were originally incorporated in New South Wales as Penfold Printers Limited on September 27, 1983. We changed our name to W C Penfold Limited on January 7, 1988. After a recapitalization in 2004, we began to engage in prospective gold, uranium, copper and base metal projects. We changed our name to WCP Diversified Investments Limited on April 4, 2005, to WCP Resources Limited on December 7, 2006, and most recently to our current name, Piedmont Lithium Limited, on August 18, 2017. We are subject to the provisions of the Australian Corporations Act.

Our ordinary shares are publicly traded on the ASX under the symbol “PLL”. Our ADSs are publicly traded on Nasdaq under the symbol “PLLL”.

In May 2018, we established the Level 2 program of our ADSs, each representing 100 of our ordinary shares, which are now publicly traded on Nasdaq under the symbol “PLLL”. The Bank of New York Mellon, acting as depositary, registers and delivers the ADSs.

During fiscal 2018, we appointed Mr. Keith D. Phillips as Managing Director, President and Chief Executive Officer of the Company, Mr. Patrick Brindle as VP & Project Manager, Mr. David Buckley as VP & Chief Process Engineer and Mr. Bruce Czachor as VP & General Counsel of the Company. The Company also appointed Mr. Jorge Beristain during fiscal 2018 and Mr. Jeffrey Armstrong subsequent to the end of fiscal 2018 as US-based independent Non-Executive Directors.

During fiscal 2018, we increased our lithium mineral rights to approximately 1,200 acres within the TSB, through additional land option and acquisition agreements signed with local landowners. We also acquired a 60-acre property in Kings Mountain, North Carolina as the proposed site for the Company’s future lithium Chemical Plant.

During fiscal 2018, we completed a private placement of 100 million shares at an issue price of A$0.16 per share to institutional and sophisticated investors to raise A$16 million (approximately US$12.3 million).

We also maintain a web site at www.piedmontlithium.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only.

Strengths

We believe that we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

•	Located in an historical major lithium mining district in the United States. The Project is located within the TSB and along trend to the Hallman Beam and Kings Mountain mines, historically providing much of the western world’s lithium between the 1950s and 1980s. The TSB extends over approximately 40 miles in length and reaches a maximum width of approximately one mile.
•	Proximate to existing lithium processing facilities. Albemarle Corporation, or Albemarle, and FMC Corporation, or FMC (through FMC’s new spinoff, Livent Corp., or Livent), continue to maintain important lithium processing facilities near the Project site. Livent’s Bessemer City lithium processing facility is approximately six miles from the Project, while Albemarle’s Kings Mountain lithium processing facility is approximately 12 miles from the Project.
•	Significant existing mining related infrastructure. We believe the Project is well situated in a historical lithium mining district, with access to road and rail infrastructure, a highly skilled labor force, low cost baseload grid power, research and development centers for lithium and battery storage and access to major high-tech population centers.
•	First mover in restarting exploration in the Carolina Tin-Spodumene Belt. We believe we are in a strong position to leverage our position as a first mover in restarting exploration in the historic lithium producing region, with the aim of developing a strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets.

•	Maiden Lithium Mineral Resource Defined. During fiscal 2018, we announced a maiden lithium Mineral Resource estimate for the Project, which was the first Mineral Resource estimate completed in over 30 years in the historic TSB, the home of most of the world’s lithium production and processing from the 1950s until the 1980s. Our Mineral Resource estimate was prepared by independent consultants and reported in accordance with the JORC Code (2012 Edition).
•	Technical Studies Underway. Subsequent to the end of fiscal 2018, we announced the results of our preliminary economic assessment, or Scoping Study, for the Project, which demonstrated compelling economics due to attractive capital and operating costs, significant by-product credits, short transportation distances, minimal royalties and low corporate income taxes. We will now move forward with a pre-feasibility study on the Project, targeted for completion during calendar 2019.
•	Highly experienced management team with a long history of acquiring, developing, building and operating mining properties. Our senior management team has significant experience in acquiring, developing, financing and operating mines and undertaking mine processing activities in the United States under various market conditions. They have previously held senior business development, financial, operations, and sales positions at both large, publicly traded mining companies as well as successful private mining operations.

Development Plans

Subject to market conditions and the ability to define an economically viable project, our business plan for the Project is to become a highly strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets. We plan to effect our business plan by:

•	completing additional drilling programs on our properties to expand the maiden Mineral Resource estimate and increase the geological confidence of the Mineral Resource estimate;
•	continuing to secure additional properties within the TSB to undertake additional exploration;
•	undertaking further technical studies to assess the economic potential of the Project and defining a lithium reserve base, including further metallurgical studies and pre-feasibility and bankable feasibility studies;
•	undertaking discussions with potential lithium offtake parties for future sale of lithium products;
•	completing required permitting and zoning activities required to commence mining and processing operations at the Project;
•	completing required financing activities;
•	completing construction of Piedmont’s lithium mining and processing activities; and
•	beginning lithium mining and processing activities to supply electric vehicle and battery storage markets.

U.S. Regulations

Emerging Growth Company Status

We are an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and will continue to qualify as an “emerging growth company” until the earliest to occur of:

•	the last day of the fiscal year during which we have total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more;
•	the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;
•	the date on which we have, during the previous three-year period, issued more than US$1,070,000,000 in non-convertible debt; or
•	the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds US$700,000,000 as of the last day of our most recently-completed second fiscal quarter.

An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable to public companies in the United States. Generally, a company that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to companies that meet the definition of a “smaller reporting company” in Rule 12b-2 under the Exchange Act, an auditor attestation report on management’s assessment of the company’s internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a “smaller reporting company”. In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has been amended by the JOBS Act, to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

Pursuant to Section 107(b) of the JOBS Act, an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies. We have elected not to utilize this extended transition period. This election is irrevocable.

Foreign Private Issuer Status

We are also considered a “foreign private issuer” pursuant to Rule 405 under the Securities Act. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares or ADSs. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD (Fair Disclosure), which restricts the selective disclosure of material information.

Under Australian law, we prepare financial statements on an annual and semi-annual basis, and we are not required to prepare or file quarterly financial information other than quarterly updates. Our quarterly updates consist of a brief review of operations for the quarter together with a statement of cash expenditure during the quarter, the cash and cash equivalents balance as at the end of the quarter and estimated cash outflows for the following quarter.

For as long as we are a “foreign private issuer” we intend to file our annual financial statements on Form 20-F and furnish our semi-annual financial statements and quarterly updates on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. Since more than 50% of our assets are located in the United States, we will lose our status as a foreign private issuer if more than 50% of our outstanding voting securities are held by U.S. residents as of the last day of our second fiscal quarter in any year. See “Risk Factors— We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses”.

Capital Expenditures

We currently expense, rather than capitalize, our exploration and appraisal costs (other than costs associated with acquiring the exploration properties, which are capitalized) and will continue to do so until completion of a bankable feasibility study. As a result, our capital expenditures consist principally of costs associated with acquisition and maintenance of exploration rights. Our capital expenditures for fiscal 2016, 2017 and 2018 amounted to $0, $0.2 million, and $0.6 million, respectively.

B.	Business Overview

Under Guide 7 we are an exploration stage company as we don’t currently have any proven and probable reserves under Guide 7 standards. See “Cautionary Note to United States Investors”.

Overview

We hold a 100% interest in the Project located within the TSB and along trend to the Hallman Beam and Kings Mountain mines, historically providing much of the western world’s lithium between the 1950s and 1990s. We are currently undertaking exploration and appraisal activities, comprising drilling campaigns and technical studies to assess to the economic potential of the Project with the aim of becoming an integrated lithium business. Following the completion of all technical studies and all necessary permitting activities, Piedmont may undertake mining and lithium processing activities to produce a highly strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets.

Located in Carolina Tin-Spodumene Belt

The TSB has previously been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina, United States. The TSB was the most important lithium producing region in the western world prior to the establishment of the brine operations in Chile and Argentina in the 1990s. The TSB extends over approximately 40 miles in length and reaches a maximum width of approximately one mile. We believe the TSB is one of the premier localities in the world to be exploring for lithium pegmatites given its favorable geology and ideal location with easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.

The Project was originally explored by Lithium Corporation of America which eventually was acquired by FMC. FMC and Albemarle both historically mined the lithium bearing spodumene pegmatites from the TSB, with the historic Kings Mountain lithium mine being described as one of the richest spodumene deposits in the world by Albemarle. These two mines and their respective metallurgy also formed the basis for the design of the two lithium processing facilities in the region which were the first modern spodumene processing facilities in the western world.

Albemarle and FMC (through FMC’s new spinoff, Livent) continue to operate important lithium processing facilities near the Project site. Livent’s Bessemer City lithium processing facility is approximately six miles from the Project, while Albemarle’s Kings Mountain lithium processing facility is approximately 12 miles from the Project.

We believe we are in a strong position to leverage our position as a first mover in restarting exploration in the historic lithium producing region, with the aim of developing a strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets.

The Piedmont Lithium Project

The Project currently comprises approximately 1,200 acres. We own approximately 25% of these acres, with the remainder subject to option agreements generally expiring between mid-2020 and early 2023. Nearly 80% of the Project’s acreage falls within three contiguous parcels of approximately 530 acres, 255 acres and 135 acres.

Our option agreements generally provide for annual option payments, bonus payments during periods when we conduct drilling and royalty payments during periods when we conduct mining. Our annual option payments total approximately $200,000, drilling bonuses average approximately $1.00 per drill foot and royalty payments for option properties are expected to average approximately $1.00 per ton of ore processed. Our option agreements generally provide us with a purchase option pursuant to which we choose to purchase the option properties at a specified premium over fair market value. Our obligation to make annual option payments and drilling payments will terminate with respect to a property if we exercise our purchase option.

We also acquired a 60-acre property in Kings Mountain, North Carolina as the proposed site for the Company’s future lithium Chemical Plant during fiscal 2018.

Drilling Programs

To date a total of 248 diamond core holes have been drilled on the Project, for a total of 37,837 meters of drilling. The table below shows the breakdown of drilling with regards to the historic drilling completed by North Arrow Minerals and the subsequent three drilling programs completed by Piedmont.

Drilling Program	No. Holes	Exploratory Drilling (m)	Infill Drilling (m)	Total Length Drilled (m)
Historical	19	2,544	—	2,544
Phase 1	12	1,667	—	1,667
Phase 2	93	12,263	—	12,263
Phase 3	124	5,491	15,872	21,363
Total	248	21,964	15,872	37,837

Quality Control of Drilling

We have established standard operating procedures related to drill sampling, after consultation with a mining and geology consulting company. Our quality control program is designed to conform with the Canadian Institute of Mining, Metallurgy, and Petroleum Exploration Best Practices Guidelines (2000). The program requires us to monitor sample collection procedures, sample shipments, chain of custody and sample preparation, as well as the precision and accuracy of analyses and data collection. In addition, in connection with each publication of drill core results we assess such results under a JORC Checklist of Assessment and Reporting Criteria.

Maiden Mineral Resource Estimate

During fiscal year 2018, we announced a maiden Mineral Resource estimate for the Project. The Mineral Resource estimate was prepared by independent consultants, CSA Global Pty Ltd and reported in accordance with the JORC Code (2012 Edition).

In addition, following the end of fiscal year 2018 the Company published Mineral Resource estimates for potential byproducts quartz, feldspar and mica.

Our maiden Mineral Resource is the first resource estimate completed in over 30 years in the historic TSB, which was the home of most of the world’s lithium production and processing from the 1950s until the 1980s. The region continues to be the home to the US lithium processing facilities of Albemarle and FMC (through FMC’s new spinoff, Livent).

Drilling on the Project’s 530-acre core property consists of 248 holes totaling 37,837 meters. The Mineral Resource utilizes 231 of the holes for a total of 35,313 meters.

Extent of Lithium Mineralization Identified to date at the Project

Geology

Regionally, the TSB extends for 40 kilometers along the litho-tectonic boundary between the Inner Piedmont and Kings Mountain belts. The mineralized pegmatites are thought to be concurrent and cross-cutting dike swarms extending from the Cherryville granite. As the dikes progressed further from their sources, they became increasingly enriched in incompatible elements such as lithium (Li) and tin (Sn). The dikes are considered to be unzoned.

Within the Project, spodumene pegmatites are hosted in a fine to medium grained, weakly to moderately foliated, biotite, hornblende, quartz feldspar gneiss or commonly referred to as amphibolite. The spodumene pegmatites range from fine grained (aplite) to very coarse-grained pegmatite with primary mineralogy consisting of spodumene, quartz, plagioclase, potassium-feldspar and muscovite.

Three main zones of mineralization have been extensively drilled leading to Inferred and Indicated Mineral Resource classifications. The largest is in the western portion of the property, known as the B-G Corridor, where close spaced drilling has identified mineralization for 1,400 meters along strike and to a depth of 150 to 200 meters below surface. This corridor accounts for 54% of the total resource reported.

The F Corridor is the second largest area of mineralization and accounts for 30% of the total resource reported. This corridor is located along the eastern portion of the property and also consists of multiple pegmatite dikes, these dikes have been drilled for 750 meters along strike and 150 to 200 meters below surface.

The third area, known as the S Corridor, is divided into two zones of mineralization and accounts for the remaining 16% of the total resource reported.

Metallurgical Testwork Program

During fiscal year 2018, we completed a bench-scale metallurgical testwork program to produce spodumene concentrate from ore samples from the Company’s proposed vertically-integrated Project located in North Carolina, USA.

We partnered with North Carolina State University’s Minerals Research Laboratory (MRL) to complete bench-scale testwork including spodumene flotation optimization, magnetic separation to remove iron from spodumene concentrate and Heavy Liquid Separation (HLS) to evaluate the potential for a Dense Medium Separation (DMS) circuit.

The completed testwork program confirms the interim flotation and magnetic separation results which we published in April 2018 with additional testwork on four composited samples collected from multiple exploration corridors within the Project’s core property.

Spodumene direct flotation tests followed by magnetic separation tests were conducted on four samples of Piedmont ore. The flotation results showed that spodumene concentrates with grade of greater than 6.0% Li2O were achievable with two-stage magnetic separation tests reducing iron content to less than 1.0% Fe2O3.

Additionally, it was demonstrated that the ultimate tailings streams of the bench-scale flowsheet had low Li2O losses.

The bench-scale testwork results underpinned the spodumene concentrator process design in the Scoping Study that was released in July 2018. Additionally, the bench-scale results will be used to guide future pilot-scale testwork programs.

Scoping Study

Subsequent to the end of fiscal 2018, we announced the results of a Scoping Study for the Project.

The Scoping Study contemplates a Chemical Plant producing 22,700 tonnes per year of lithium hydroxide supported by an open pit mine and concentrator, or Mine/Concentrator, producing 170,000 tonnes per year of 6% Li2O spodumene concentrate. By-products quartz (99,000 tpy), feldspar (125,000 tpy), and mica (15,500 tpy) will provide credits to the cost of lithium production.

The Scoping Study is based on the maiden Mineral Resource Estimate for the Project reported in June 2018.

Mining

The Scoping Study assumes a total production target for spodumene concentrate of approximately 1.95 million tonnes, averaging approximately 160,000 tonnes of concentrate per year over a 13-year mine life. This equates to an average of 1,110,000 tonnes of ore processed per year, totaling approximately 13.3 million tonnes of run-of-mine, or ROM, ore at an average ROM grade of 1.12% Li2O (undiluted) over the 13-year mine life.

The Scoping Study contemplates a contract mining strategy with management and processing retained by Piedmont personnel. A contract-mined versus owner-operated mining operation will be evaluated in a pre-feasibility study.

Chemical Plant

The Scoping Study assumes a lithium Chemical Plant production life of 11 years, commencing in year 3 of mining operations. Of the total production target of 1.95 million tonnes of concentrate, approximately 0.64 million tonnes of concentrate will be sold to third parties during years 1 to 5 of mining operations and approximately 1.32 million tonnes will be supplied to Piedmont’s Chemical Plant for conversion into lithium hydroxide during years 3 to 13 of mining operations, resulting in a total production target of approximately 206,000 tonnes of lithium hydroxide, averaging approximately 18,800 tonnes of lithium hydroxide per year over the 11-year production life.

Byproducts

Conservatively, the Scoping Study assumes only a portion of the by-product potential will be realized as saleable product annually. Forecasted production of by-products is based on market potential rather than the ability to maximize production of these minerals. The Company has assumed that approximately one-third of the by-product potential will be converted to product with production and sales of approximately 1.19 million tonnes of quartz concentrate, 1.50 million tonnes of feldspar concentrate, and 0.19 million tonnes of mica concentrate over the life of mine. By-product sales are based on displacement of import supply as outlined in the Marketing section of this Scoping Study.

Operating Costs

The integrated Project is projected to have an average life of project cash operating cost of approximately US$3,112 per tonne of lithium hydroxide including royalties and net of by-product credits, positioning Piedmont as potentially one of the industry’s lowest-cost producers.

Capital Costs

We estimate the capital cost to construct the mine and concentrator at US$79 million before contingency, land expenses, and owner’s costs. A 20% contingency has been carried on all costs in the economic modelling of the Mine/Concentrator project.

Piedmont estimates the capital cost to construct the Chemical Plant at US$253 million before owner’s costs and contingency. A contingency of 30% has been carried in the economic modelling of the Chemical Plant project.

Summary of Scoping Study Results

As required by Australian securities laws and the ASX Listing Rules, we hereby notify Australian investors that set forth below is a summary of some of the key assumptions underpinning our mining, production and business plans as well as our cost models for the Project:

Piedmont Lithium Project – Life of Mine (“LOM”) Integrated Project	Unit	Estimated Value
PHYSICAL – MINE/CONCENTRATOR
Mine life	years	13
Steady-state annual spodumene concentrate production	tpy	170,000
LOM spodumene concentrate production	t	1,950,000
LOM quartz by-product production	t	1,188,000
LOM feldspar by-product production	t	1,500,000
LOM mica by-product production	t	185,000
LOM feed grade (excluding dilution)%		1.12
LOM average concentrate grade	%	6.0
LOM average process recovery	%	85
LOM average strip ratio	waste:ore	8.2:1
PHYSICAL – LITHIUM CHEMICAL PLANT
Steady-state annual lithium hydroxide production	tpy	22,700
LOM lithium hydroxide production	t	206,000
LOM concentrate supplied from mining operations	t	1,300,000
Chemical Plant life	years	11
Commencement of lithium hydroxide chemical production	year	3
OPERATING AND CAPITAL COSTS – INTEGRATED PROJECT
Average LiOH production cash costs using self-supplied concentrate	US$/t	$3,112
Mine/Concentrator – Direct development capital	US$mm	$61.0
Mine/Concentrator – By-Product direct development capital	US$mm	$17.7
Mine/Concentrator – Owner’s costs	US$mm	$11.0
Mine/Concentrator – Land acquisition costs	US$mm	$18.9
Mine/Concentrator – Contingency	US$mm	$21.7
Mine/Concentrator – Sustaining and deferred capital	US$mm	$19.6
Chemical Plant - Direct development capital	US$mm	$252.6
Chemical Plant – Owner’s costs	US$mm	$12.1
Chemical Plant - Contingency(1)	US$mm	$79.4
Chemical Plant – Sustaining and deferred capital	US$mm	$37.9
(1)	Contingency was applied to all direct and indirect costs at a rate of 20% (Mine/Concentrator) and 30% (Chemical Plant).

Pre-Feasibility Study

Following completion of the Scoping Study, we will now move forward with a pre-feasibility study on the Project, targeted for completion during calendar 2019.

Marketing and Principal Markets

Because we are an exploration stage company, we do not currently have any marketing or distribution channels or sales agreements. We expect to develop a marketing and sales strategy once we have established a development plan for the Project. Based on historical and current production in the TSB and on markets addressed by producers in North Carolina, we currently anticipate producing spodumene concentrate, certain other lithium byproducts and potentially battery-grade lithium chemicals, which may be used by the global electric vehicle or energy storage markets. We cannot at this time estimate the quality or composition of any ore that may be produced at the Project. As a result, we also cannot estimate the supply, demand or pricing of any products we may produce.

Permitting

Our current drilling exploration activities for the Project are authorized under a general permit approved by the North Carolina Department of Environmental Quality DEQ in April 2017. We have reclamation obligations under this permit, as a result of which we will reclaim all disturbed drill pads and temporary roads to the approximate original contours and will seed with grass and straw to stabilize any disturbances. We generally are required to effect such reclamation within 14 days following exploration drilling.

Prior to developing or mining any mineralization that we discover, we will be required to obtain new governmental permits authorizing, among other things, any mine development activities and mine operating activities. Obtaining and renewing governmental permits is a complex and time-consuming process and involves numerous jurisdictions. public hearings and possibly costly undertakings. The timeliness and success of permitting efforts are contingent upon many variables not within our control, including the interpretation of permit approval requirements administered by the applicable permitting authority. We may not be able to obtain or renew permits that are necessary to our planned operations or the cost and time required to obtain or renew such permits may exceed our expectations. Any unexpected delays or costs associated with the permitting process could delay the exploration, development or operation of our properties. See “Risk Factors—We will be required to obtain governmental permits in order to conduct development and mining operations, a process which is often costly and time-consuming”.

Specialized Skill and Knowledge

We rely on specialized skills and knowledge to gather, interpret and process geological and geophysical data, successfully permit and then design, build and operate extraction facilities and numerous additional activities required to extract lithium. We expect to employ a strategy of contracting consultants and other service providers to supplement the skills and knowledge of our permanent staff in order to provide the specialized skills and knowledge to undertake our lithium operations effectively.

Competition

We compete with other mining and exploration companies, many of which possess greater financial resources and technical facilities than we do, in connection with the acquisition of suitable exploration properties and in connection with the engagement of qualified personnel. The lithium exploration and mining industry is fragmented, and we are a very small participant in this sector. Many of our competitors explore for a variety of minerals and control many different properties around the world. Many of them have been in business longer than we have and have established more strategic partnerships and relationships and have greater financial accessibility than we have.

While we compete with other exploration companies in acquiring suitable properties, we believe that there would be readily available purchasers of lithium and other precious metals if they were to be produced from any of our leased properties. The price of precious metals can be affected by a number of factors beyond our control, including:

•	fluctuations in the market prices for lithium;
•	fluctuating supplies of lithium;
•	fluctuating demand for lithium; and

•	mining activities of others.

If lithium mineralization that is determined to be of economic grade and in sufficient quantity to justify production were located, additional capital would be required to develop, mine and sell our production.

Government Regulations

Overview

Our exploration operations at the Project are subject to extensive laws and regulations, which are overseen and enforced by multiple U.S. federal, state and local authorities. These laws govern exploration, development, production, exports, various taxes, labor standards, occupational health and safety, waste disposal, protection and remediation of the environment, protection of endangered and protected species and other matters. Mineral exploration operations are also subject to U.S. federal and state laws and regulations that seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Various permits from government bodies are required for drilling operations to be conducted, and we cannot assure you such permits will be received. Environmental laws and regulations also may:

•	require notice to stakeholders of proposed and ongoing operations;
•	require the installation of pollution control equipment;
•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with mining or drilling activities;
•	limit or prohibit mining or drilling activities on lands located within wetlands, areas inhabited by endangered species and other protected areas, or otherwise restrict or prohibit activities that could impact the environment, including water resources;
•	impose substantial liabilities for pollution resulting from current or former operations on or for any preexisting environmental impacts at the Project site; and
•	require preparation of an Environmental Assessment or an Environmental Impact Statement.

As of the date hereof, other than with respect to the acquisition of the Project and related permitting activities, we have not been required to spend material amounts on compliance with environmental regulations. However, compliance with these laws and regulations may impose substantial costs on us, subject us to significant potential liabilities, and have an adverse effect upon our capital expenditures, results of operations or competitive position. Violations and liabilities with respect to these laws and regulations could result in significant administrative, civil, or criminal penalties, remedial clean-ups, natural resource damages, permit modifications or revocations, operational interruptions or shutdowns and other liabilities. The costs of remedying such conditions may be significant, and remediation obligations could adversely affect our business, results of operations and financial condition. Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes in these regulations could require us to expend significant resources to comply with new laws or regulations or changes to current requirements and could have a material adverse effect on our business operations.

U.S. Legal Framework

The Project will be required to comply with applicable environmental protection laws and regulations and licensing and permitting requirements. The material environmental, health and safety laws and regulations that we must comply with include, among others, the following United States federal laws and regulations:

•	National Environmental Protection Act, or NEPA, which requires careful evaluation of the environmental impacts of mining operations that require federal approvals;
•	Clean Air Act, or CAA, and its amendments, which governs air emissions;
•	Clean Water Act, or CWA, which governs discharges to and excavations within the waters of the United States;
•	Safe Drinking Water Act, or SDWA, which governs the underground injection and disposal of wastewater;
•	Resource Conservation and Recovery Act, or RCRA, which governs the management of solid waste;

•	Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, which imposes liability where hazardous substances have been released into the environment (commonly known as Superfund); and
•	Federal Mine Safety and Health Act, which established the primary safety and health standards regarding working conditions of employees engaged in mining, related operations, and preparation and milling of the minerals extracted, as well as the Occupation Safety and Health Act, which regulates the protection of the health and safety of workers to the extent such protection is not already addressed by the Federal Mine Safety and Health Act.

Our operations may also be subject to state environmental law and regulations, including laws and regulations related to the reclamation of mined lands, which may require reclamation permits to be require prior to the commencement of mining operations and may require substantial financial guarantees to cover the cost of future reclamation activities.

Solid and Hazardous Waste

RCRA, and comparable state statutes, affect mineral exploration and extraction activities by imposing regulations on the generation, transportation, treatment, storage, disposal and cleanup of hazardous wastes and on the disposal of non-hazardous wastes. Under the auspices of the United States Environmental Protection Agency, or EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements.

In addition, the federal Superfund law can impose joint and several liability without regard to fault or legality of conduct on classes of persons who are statutorily responsible for the release of a hazardous substance into the environment. These persons can include the current and former owners or operators of a site where a release occurs, and anyone who disposes or arranges for the disposal of a hazardous substance released at a site. Under CERCLA, such persons may be subject to strict, joint and several liability for the entire cost of cleaning up hazardous substances that have been released into the environment and for other costs, including response costs, alternative water supplies, damage to natural resources and for the costs of certain health studies. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. Each state also has environmental cleanup laws analogous to CERCLA. Hazardous wastes may have been previously handled, disposed of, or released on or under the properties owned or leased by us or on or under other locations where such wastes have been taken for disposal. These properties and any materials disposed or released on them may subject us to liability under CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove or remediate previously disposed wastes or property contamination, to contribute to remediation costs, or to perform remedial activities to prevent future environmental harm.

Air Emissions

The federal CAA and comparable state laws restrict the emission of air pollutants from numerous sources through the issuance of permits the imposition of other requirements. Major sources of air pollutants are subject to more stringent, federally imposed permitting requirements. Air pollution regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain air permits and comply with stringent permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. The need to obtain permits has the potential to delay our operations, and we may be required to incur capital expenditures for air pollution control equipment or other air emissions related obligations. Administrative enforcement actions for failure to comply strictly with air pollution regulations or permits are generally resolved by payment of monetary fines and correction of any identified deficiencies. Alternatively, regulatory agencies could require us to forego construction, modification or operation of certain air emission sources.

Clean Water Act

The CWA imposes restrictions and strict controls regarding the discharge of wastes, including mineral processing wastes, into waters of the United States, a term broadly defined to include, among other things, certain wetlands. Permits must be obtained to discharge pollutants into federal waters. The CWA provides for civil, criminal and administrative penalties for unauthorized discharges, both routine and accidental, of pollutants. It imposes substantial potential liability for the costs of removal or remediation associated with discharges of oil or hazardous substances. State laws governing discharges to water also provide varying civil, criminal and administrative penalties, and impose liabilities in the case of a discharge of petroleum or its derivatives, or other hazardous substances, into state waters. In addition, the EPA has promulgated regulations that require permits to discharge storm water runoff, including discharges associated with construction activities. In the event of an unauthorized discharge of wastes, we may be liable for penalties and costs.

Pursuant to these laws and regulations, we may also be required to develop and implement spill prevention, control and countermeasure plans, also referred to as “SPCC plans,” in connection with on-site storage of significant quantities of oil. Some states also maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. The CWA also prohibits the discharge of fill materials to regulated waters including wetlands without a permit from the United States Army Corps of Engineers.

In May 2015, the EPA issued a final rule that attempted to clarify the federal jurisdictional reach over waters of the United States, but this rule has been stayed nationwide by the U.S. Sixth Circuit Court of Appeals. On January 13, 2017, the U.S. Supreme Court agreed to review the Sixth Circuit’s finding that it has jurisdiction to hear challenges to the rule. On June 27, 2017, the EPA proposed a rule to rescind the Clean Water Act Rule and re-codify the regulatory text that existed prior to 2015 defining the “waters of the United States”. Therefore, the scope of the jurisdictional reach of the Clean Water Act will remain uncertain for several years. We could face increased costs and delays with respect to obtaining permits for dredge and fill activities in wetland areas to the extent they are required.

Underground Injection Control Permits

The federal SWDA creates a nationwide regulatory program protecting groundwater. This act is administered by the EPA. However, to avoid the burden of dual federal and state (or Indian tribal) regulation, the Safe Drinking Water Act allows for the Underground Injection Control, or UIC, permits issued by states (and Indian tribes determined eligible for treatment as states) to satisfy the UIC permit required under the Safe Drinking Water Act under two conditions. First, the state’s program must have been granted primacy. Second, the EPA must have granted, upon request by the state, an aquifer exemption. The EPA may delay or decline to process the state’s application if the EPA questions the state’s jurisdiction over the mine site. Permits must be obtained before developing and using deep injection wells for the disposal or storage of produced fluids, and well casing integrity monitoring must be conducted periodically to ensure the well casing is not leaking produced fluids to groundwater. Contamination of groundwater by natural gas and oil drilling, production and related operations may result in fines, penalties, remediation costs and natural resource damages, among other sanctions and liabilities under the SDWA and other federal and state laws. In addition, third-party claims may be filed by landowners and other parties claiming damages for groundwater contamination, alternative water supplies, property impacts and bodily injury.

NEPA

NEPA requires federal agencies to evaluate major agency actions having the potential to significantly impact the environment. The NEPA process involves public input through comments which can alter the nature of a proposed project either by limiting the scope of the project or requiring resource-specific mitigation. NEPA decisions can be appealed through the court system by process participants. This process may result in delaying the permitting and development of projects, increase the costs of permitting and developing some facilities.

Endangered Species Act

The federal Endangered Species Act, or ESA, restricts activities that may affect endangered and threatened species or their habitats. Some of our operations may be located in areas that are designated as habitats for endangered or threatened species. In February 2016, the United States Fish and Wildlife Service published a final policy which alters how it identifies critical habitat for endangered and threatened species. A critical habitat designation could result in further material restrictions to federal and private land use and could delay or prohibit land access or development. Moreover, the United States Fish and Wildlife Service continues its effort to make listing decisions and critical habitat designations where necessary for over 250 species, as required under a 2011 settlement approved by the United States District Court for the District of Columbia, and many hundreds of additional anticipated listing decisions have already been identified beyond those recognized in the 2011 settlement. The ESA has not previously had a significant impact on our operations. However, the designation of previously unprotected species as being endangered or threatened could cause us to incur additional costs or become subject to operating restrictions in areas where the species are known to exist.

C.	Organizational Structure

Piedmont Lithium Limited is principally a holding company, with two wholly-owned subsidiaries. Our two subsidiaries, Piedmont Lithium, Inc. and Gaston Land Company, LLC, are a North Carolina corporation and a North Carolina limited liability company, respectively, that hold directly our interests in the Project.

D.	Property, Plant and Equipment

Assets

Our principal asset is the Project in North Carolina, USA.

Development Plans

Following completion of our Scoping Study on the Project, we will now move forward with a pre-feasibility Study on the Project, targeted for completion during calendar 2019. We will also undertake additional drilling. Following completion of this pre-feasibility Study and additional drilling, we may elect to undertake a bankable feasibility study to define a lithium reserve base. Following the completion of all technical studies and all necessary permitting activities, Piedmont may undertake mining and lithium processing activities to produce a highly strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report on Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report on Form 20-F, particularly those in the section of this annual report on Form 20-F entitled “Risk Factors”. The consolidated general purpose financial statements of the consolidated group have been prepared in accordance with IFRS as issued by the IASB.

The IASB sets out accounting policies that it has concluded would result in a financial report containing relevant and reliable information about transactions, events and conditions. Material accounting policies adopted in the preparation of this financial report are presented below and have been consistently applied unless otherwise stated.

Our financial statements for the fiscal years ended June 30, 2016, 2017 and 2018 are presented in U.S. dollars and have been prepared in accordance with IFRS.

Business Strategy

Subject to market conditions and the ability to define an economically viable project, our business plan for the Project is to become a highly strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets. We plan to effect our business plan by:

•	completing additional drilling programs on our properties to expand the maiden Mineral Resource estimate and increase the geological confidence of the Mineral Resource estimate;
•	continuing to secure additional properties within the TSB to undertake additional exploration;
•	undertaking further technical studies to assess the economic potential of the Project and defining a lithium reserve base, including further metallurgical studies and pre-feasibility and bankable feasibility studies;
•	undertaking discussions with potential lithium offtake parties for future sale of lithium products;
•	completing required permitting and zoning activities required to commence mining and processing operations at the Project;
•	completing required financing activities;
•	completing construction of Piedmont’s lithium mining and processing activities; and
•	beginning lithium mining and processing activities to supply electric vehicle and battery storage markets.
A.	Operating Results

Summary

The following table sets forth our selected financial information for the periods indicated:

	Fiscal 2016	Fiscal 2017	Fiscal 2018
Consolidated Statements of Profit or Loss
Interest income	$39,002	$33,936	$132,752
Exploration and evaluation expenses	(39,903)	(1,132,846)	(6,021,506)
Corporate and administrative expenses	(281,797)	(444,388)	(1,160,608)
Business development expenses	(139,107)	(233,538)	(1,207,907)
Share based payments	72,471	(861,973)	(1,172,164)
Foreign stock exchange listing expenses	—	—	(580,922)
Other income/(expenses)	69,701	(619)	52,538
Loss for the year	(279,633)	(2,639,428)	(9,957,817)
Other comprehensive income/(loss)	—	58,802	(249,205)
Total comprehensive loss	(279,633)	(2,580,626)	(10,207,022)

	Fiscal 2016	Fiscal 2017	Fiscal 2018
Consolidated Statements of Cash Flows
Net cash flow used in operating activities	$(402,985)	$(1,331,595)	$(7,581,996)
Net cash flow from (used in) investing activities	77,895	(181,855)	(602,180)
Net cash flow from financing activities	—	3,604,031	11,833,809
Increase/(decrease) in cash and cash equivalents	(325,090)	2,090,581	3,649,633

Interest Income

	Fiscal 2016	Fiscal 2017	Fiscal 2018
Interest income	$39,002	$33,936	$132,752

Because we are an exploration stage company, we had no revenue from sales. Interest income for fiscal 2018 was $132,752, which is higher than the $33,936 in fiscal 2017 and $40,411 in fiscal 2016. This increase is principally the result of increasing average cash and cash equivalent balances over this period.

Expenses

	Fiscal 2016	Fiscal 2017	Fiscal 2018
Exploration and evaluation expenses	$(39,903)	$(1,132,846)	$(6,021,506)
Corporate and administrative expenses	(281,797)	(444,388)	(1,160,608)
Business development expenses	(139,107)	(233,538)	(1,207,907)
Share based payments	72,471	(861,973)	(1,172,164)
Foreign stock exchange listing expenses	—	—	(580,922)

Exploration and evaluation expenses. Exploration and evaluation expenses include drilling and sampling costs, technical and engineering studies, permitting costs and overhead costs associated with the exploration and evaluation of the Project, such as maintaining our exploration headquarters and other fees for professional services and legal compliance. Expenditures on exploration and evaluation incurred by us are expensed as incurred up and until the completion of a definitive feasibility study (other than costs associated with acquiring the exploration properties, which are capitalized). Costs associated with the acquisition and maintenance of exploration rights are capitalized, rather than expensed.

Corporate and administrative expenses. Corporate and administrative expenses include overhead costs, such as maintaining our corporate headquarters, public company costs, audit and other fees for professional services and legal compliance.

Business development expenses. Business development expenses are comprised of investor relations expenses, including costs for press releases, maintenance of the Company’s website and other investor marketing and information initiatives, and other fees for corporate advisory services.

Share-based payment expense. We expense the value of share-based payment remuneration, including employee options and rights granted to employees and consultants, over the period during which the employees and consultants perform the related services and become entitled to the incentive securities. We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a Black-Scholes model.

Foreign stock exchange listing expenses. In fiscal 2018, we began to plan for our listing in the United States. We expensed the costs of such listing in the periods when incurred. In May 2018, our ADSs were approved for listing on Nasdaq and trading has commenced in the U.S. under the ticker symbol “PNRL”.

Comparison of the fiscal years 2018 and 2017

Our net loss for fiscal 2018 and 2017 was $9,957,817 and $2,639,428, respectively. Significant items contributing to the current year loss and the differences from the previous financial year include:

•	exploration and evaluation expenses for fiscal 2018 of $6,021,506 were substantially higher than the $1,132,846 of expense in fiscal 2017, as a result of our increased exploration and appraisal activities on the Project, including increased drilling programs and commencement of technical studies;

•	corporate and administrative expenses increased $716,220, or 161.2%, in fiscal 2018 to $1,160,608 from $444,388 in fiscal 2017. This increase resulted principally from increased hiring and overheads to support our increased exploration and appraisal activities on the Project, as described in further detail above;
•	business development expenses increased $974,369, or 417.2%, in fiscal 2018 to $1,207,907 from $233,538 in fiscal 2017, principally as a result of increased travel and consultancy costs to support our increased investor marketing and information initiatives;
•	share-based payment expense increased in fiscal 2018 to $1,172,164 from $861,973 in fiscal 2017. This increase resulted principally from the decision to grant an additional approximately 28.7 million options during fiscal 2018 to secure the services of additional directors, employees and consultants to support our increased exploration and appraisal activities on the Project, as described in further detail above; and
•	foreign stock exchange listing expenses of $580,922 and $0 in fiscal 2018 and 2017, respectively, relating to our listing in the United States. During fiscal 2018, our ADSs were approved for listing on Nasdaq and trading has commenced in the U.S. under the ticker symbol “PLLL”.

Comparison of the fiscal years 2017 and 2016

Our net loss for fiscal 2017 and 2016 was $2,639,428 and $279,633, respectively. Significant items contributing to the current year loss and the differences from the previous financial year include:

•	exploration and evaluation expenses for fiscal 2017 of $1,132,846 were substantially higher than the $39,903 of expense in fiscal 2016, as a result of our increased exploration and appraisal activities following our acquisition of the Project in September 2016;
•	corporate and administrative expenses increased $162,591, or 57.7%, in fiscal 2017 to $444,388 from $281,797 in fiscal 2016. This increase resulted principally from increased hiring to support our increased exploration activities following our acquisition of the Project in September 2016;
•	business development expenses increased $94,431, or 67.9%, in fiscal 2017 to $233,538 from $139,107 in fiscal 2016, principally as a result of increased business development and investor relation activities to support our increased exploration activities following our acquisition of the Project in September 2016; and
•	share-based payment expense increased substantially in fiscal 2017 to $861,973 from ($72,471) in fiscal 2016. This increase resulted principally from our board’s decision to grant approximately 56.5 million options during fiscal 2017 to secure the services of additional directors, employees and consultants.

Historical Sources and Uses of Cash

The following is a summary of cash provided by or used in each of the indicated types of activities:

	Fiscal 2016	Fiscal 2017	Fiscal 2018
Consolidated Statement of Cash Flow data:
Net cash flow used in operating activities	$(402,985)	$(1,331,595)	$(7,581,996)
Net cash flow from (used in) investing activities	77,895	(181,855)	(602,180)
Net cash flow from financing activities	—	3,604,031	11,833,809
Net change in cash and cash equivalents	(325,090)	2,090,581	3,649,633
Net foreign exchange differences	(56,438)	65,379	52,538
Cash and cash equivalents at beginning of the period	1,761,886	1,380,358	3,536,318
Cash and cash equivalents at the end of the period	1,380,358	3,536,318	7,238,489

Operating Activities

Net cash used in operating activities for each of the above periods was primarily the result of net losses incurred in preparing us for operations. Net cash used in operating activities was $402,985, $1,331,595 and $7,581,996 for fiscal 2016, 2017 and 2018, respectively. The increase in the net cash outflow from operating activities between fiscal 2017 and 2018 resulted primarily from our increased exploration and appraisal activities on the Project, including increased drilling programs and commencement of technical studies. The increase in the net cash outflow from operating activities between fiscal 2016 and 2017 resulted primarily from an increase in payments to suppliers and employees relating to increasing exploration and evaluation, corporate and administrative, and business development expenses required to support the development of the Project.

Investing Activities

Net cash inflows arising from investing activities was $77,895 for fiscal 2016, and net cash used in investing activities was $181,855 and $602,180 for fiscal 2017 and fiscal 2018, respectively. The increase in the net cash outflow arising from investing activities between fiscal 2017 and fiscal 2018 resulted primarily from purchases of exploration assets increasing by $386,417 in fiscal 2018 relating to increased land acquisition and land option payments to landowners to secure additional exploration properties in the TSB. The net cash outflow arising from investing activities during fiscal 2017 compared to the cash inflow arising during fiscal 2016 was primarily attributable to payments for exploration and evaluation assets in fiscal 2017 which were incurred following the decision to acquire the Project.

Financing Activities

Net cash inflow arising from financing activities was $11,833,809 for fiscal 2018, which was primarily attributable to a major capital raising during fiscal 2018, consisting of a private placement of 100,000,000 ordinary shares at a price of A$0.16 per share to raise gross proceeds of $12.3 million. Net cash inflow arising from financing activities was $3,604,031 for fiscal 2017, which was primarily attributable to capital raising during the year to fund our exploration and evaluation activities at the Project, consisting of a private placement of 56,222,223 shares at an issue price of A$0.09 per share to raise gross proceeds of $3.8 million. We did not engage in any financing activities during fiscal 2016.

B.	Liquidity and Capital Resources

In fiscal 2017 and 2018, we incurred a loss of $2.6 million and $10.0 million, respectively, and had accumulated losses of $36.4 million as of June 30, 2018. We have not yet commenced commercial production at any of our properties and expect to continue to incur losses during the exploration, evaluation, and development of the Project.

Our operations have been financed by proceeds primarily from issuances of ordinary shares. Our cash and cash equivalent position at June 30, 2018 was $7.2 million, compared to $3.5 million as at June 30, 2017. We had net working capital of $5.3 million on June 30, 2018, as compared to $3.1 million on June 30, 2017.

Operating Capital Requirements

Our primary use of cash currently comprises exploration and evaluation expenditures relating to the Project and for ongoing operating expenses. Our exploration and evaluation expenditures for fiscal 2018 were substantially higher than fiscal 2017 as a result of our intensive phase 2 and phase 3 drilling programs, metallurgical test programs, and preparation of a scoping study for the Project. Following the completion of these activities our exploration and evaluation expenditures have decreased significantly. We are currently considering what additional exploration and evaluation activities we will undertake in the future. Based on our current financial position, we expect to have sufficient cash flow to operate for the next 12 months and to maintain adequate liquidity to satisfy working capital requirements.

Until we have completed a bankable feasibility study for the Project, we are not able to say if or when we will decide to develop the Project. If we do decide to develop the Project, this will require substantial additional funds, which would require future debt or equity financings.

Capital Expenditures and Requirements

Our cash capital expenditures for fiscal 2016, 2017 and 2018 amounted to $0, $181,855 and $602,180 respectively. Our expenditures for the fiscal 2017 and 2018 related to land option payments and land acquisition payments to local landowners in the TSB for rights to surface property and the associated mineral rights from the local landowners, comprising the Project. These option and acquisition payments have been treated as acquisition costs and capitalized as exploration and evaluation assets.

We expense all other exploration and evaluation expenditures when incurred (other than expenditures incurred in the acquisition of the rights to explore, including option payments to landowners).

If we ultimately make a decision to develop the Project, this will require substantial additional funds, which would require future debt or equity financings.

Future Financings

We may decide to pursue additional debt or equity financing activities to facilitate further exploration, evaluation and development activities at the Project and to fund working capital and our corporate operations. We expect that such financing will result in additional sales or issuances of our ordinary shares or ADSs, but we also may engage in debt financing.

If we complete a definitive feasibility study for the Project and ultimately make a decision to develop the Project, this will require substantial additional funds, which would require future debt or equity financings.

If we decide to raise capital by issuing equity securities, the issuance of additional ordinary shares or ADSs would result in dilution to our existing shareholders. We cannot assure you that we will be successful in completing any financings or that any such equity or debt financing will be available to us if and when required or on satisfactory terms.

C.	Research and Development, Patents and Licenses

Not Applicable.

D.	Trend Information

Not Applicable.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Our consolidated contractual obligations as of June 30, 2018 based on when they are due were as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$25,627	$25,627	—	—	—
Property Option Payments	$222,607	$222,607	—	—	—
Total	$248,234	$248,234	—	—	—
G.	Safe Harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995.

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of applicable securities laws. Such forward-looking statements concern our anticipated results and progress of our operations in future periods, planned exploration and, if warranted, development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate”, “believe”, “expect”, “estimate”, “may”, “will”, “could”, “leading”, “intend”, “contemplate”, “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements in this annual report on Form 20-F include, but are not limited to, statements with respect to:

•	risks related to our limited operating history in the lithium industry;

•	risks related to our status as an exploration stage company;
•	risks related to our ability to identify lithium mineralization and achieve commercial lithium mining at the Project;
•	risks related to mining, exploration and mine construction, if warranted, on our properties;
•	risks related to our ability to achieve and maintain profitability and to develop positive cash flow from our mining activities;
•	risks related to investment risk and operational costs associated with our exploration activities;
•	risks related to our ability to access capital and the financial markets;
•	risks related to compliance with government regulations;
•	risks related to our ability to acquire necessary mining licenses, permits or access rights;
•	risks related to environmental liabilities and reclamation costs;
•	risks related to volatility in lithium prices or demand for lithium;
•	risks related to stock price and trading volume volatility;
•	risks relating to the development of an active trading market for the ADSs;
•	risks related to ADS holders not having certain shareholder rights;
•	risks related to ADS holders not receiving certain distributions; and
•	risks related to our status as a foreign private issuer and emerging growth company.

All forward-looking statements reflect our beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Except as otherwise required by the securities laws of the United States and Australia, we disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. We qualify all the forward-looking statements contained in this annual report on Form 20-F by the foregoing cautionary statements.

Critical Accounting Estimates

The preparation of our financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Following are the accounting policies subject to such judgments and the key sources of estimation uncertainty that we believe could have the most significant impact on the reported results and financial position.

Exploration and Evaluation

Expenditure on exploration and evaluation is accounted for in accordance with the “area of interest”s method and with IFRS 6.

Exploration and evaluation expenditure encompasses expenditures incurred by the consolidated group in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

For each area of interest, expenditure incurred in the acquisition of rights to explore is capitalized and recognized as an exploration and evaluation asset. This includes option payments made to landowners under the consolidated group’s option agreements with local landowners which are considered part of the acquisition costs. Exploration and evaluation assets are measured at cost at recognition and are recorded as an asset if:

•	the rights to tenure of the area of interest are current; and
•	at least one of the following conditions is also met:
•	the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; and
•	exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

All other exploration and evaluation expenditures are expensed as incurred.

Once the technical feasibility and commercial viability of a program or project has been demonstrated with a bankable feasibility study, the carrying amount of the exploration and evaluation expenditure in respect of the area of interest is reclassified as a “mine development property” and future expenditures incurred in the development of that area of interest is accounted for in accordance with the consolidated group’s policy for property, plant & equipment.

During fiscal 2016, 2017 and 2018, the Company capitalized $0, $181,264 and $564,217, respectively. The amounts capitalized during fiscal 2017 and 2018 relate to land option payments and land acquisition payments to local landowners in the TSB for rights to surface property and the associated mineral rights from the local landowners, comprising the Project. During fiscal 2016, 2017 and 2018, the Company expensed $39,903, $1,132,846 and $6,021,506, respectively. The amount expensed during fiscal 2016 relates principally to a former exploration property, being a gold tenement in Western Australia, and the amount expensed during fiscal 2017 and 2018 relates principally to exploration activities undertaken on the Project.

Impairment of Exploration and Evaluation Expenditures

Capitalized exploration costs are reviewed each reporting date to establish whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalized exploration costs is estimated to determine the extent of the impairment loss, if any. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in previous years. Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest. During fiscal 2016, 2017 and 2018, the Company recognized impairment charges of $0, $39,251 and $0, respectively. The impairment recognized during fiscal 2017 relates to acquisition costs previously capitalized for a former exploration property, being a gold tenement in Western Australia.

Tax Losses

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits. Given our history of recent losses, we have not recognized a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether we or our subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilized. Further, the availability of tax losses is subject to Australian continuity of ownership and same business tests. Should we continue to obtain funding from new shareholders we may not comply with continuity of ownership regulations for tax losses effected by this regulation.

Share Based Payments to Employees

Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. Fair value of share options is determined using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the instruments were granted and are disclosed in Note 15 to the audited consolidated financial statements appearing elsewhere in this annual report.

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility, dividend yield and risk-free interest rate and making assumptions about them.

Changes to these inputs would impact the consequent valuation for each equity instrument valued in this manner, and consequently the value of each grant would vary in a different manner depending on the change to the respective inputs.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on our estimate of equity instruments that will eventually vest. At each reporting date, we revise our estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss over the remaining vesting period, with a corresponding adjustment to the share based payments reserve.

Equity-settled share-based payments may also be provided as consideration for the acquisition of assets. Where ordinary shares are issued, the transaction is recorded at fair value based on the quoted price of the ordinary shares at the date of issue. The acquisition is then recorded as an asset or expensed in accordance with accounting standards.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following discussion sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F. In accordance with the ASX Listing Rules, a Director (other than the Managing Director) must not hold office, without re-election, past the third annual general meeting following the Director’s appointment or three years, whichever is longer. In addition, under our Constitution, at every annual general meeting, one-third of the Directors (other than the Managing Director), are required to retire from office. Such Directors are entitled to submit for re-election. Provided below is a brief description of our directors’ and executive officers’ business experience during the past five years:

Name	Director or Officer since	Principal business activities and other principal directorships
Ian Middlemas, Chairman	September 2009	•
Currently Non-Executive Director and Chairman of ASX listed Constellation Resources Limited (since November 2017), Apollo Minerals Limited (since July 2016), Cradle Resources Limited (since May 2016), Paringa Resources Limited (since October 2013), Berkeley Energia Limited (since April 2012), Prairie Mining Limited (since August 2011), Salt Lake Potash Limited (since January 2010), Equatorial Resources Limited (since November 2009), Sovereign Metals Limited (since July 2006), and Odyssey Energy Limited (since September 2005).

		•	Previously Non-Executive Director and Chairman of ASX listed Syntonic Limited (April 2010 to June 2017), and Papillon Resources Limited (May 2011 to October 2014).
Keith Phillips, Managing Director, President and Chief Executive Officer	July 2017	•	No other directorships in listed companies during fiscal 2015, 2016 or 2017.
Anastasios Arima, Executive Director	October 2016	•	Previously Director of ASX listed Paringa Resources Limited (October 2013 to June 2017) and Prairie Mining Limited (September 2012 to September 2015).
Jeffrey Armstrong, Non-Executive Director	August 2018	•	CEO and Managing Partner of North Inlet Advisors, LLC
		•	Previously a senior leader in what is now Wells Fargo’s Investment Bank, an investment banker for Citigroup (1994 to 1999), and for Morgan Stanley (1987 to 1994).
Jorge Beristain, Non-Executive Director	May 2018	•	Recently Managing Director and Head of Deutsche Bank’s Americas Metals & Mining equity research.
Levi Mochkin, Non-Executive Director	April 2006	•	No other directorships in listed companies during fiscal 2015, 2016 or 2017.

Name	Director or Officer since	Principal business activities and other principal directorships
Gregory Swan, Company Secretary	October 2012	•
Currently Chief Financial Officer and/or Company Secretary for several ASX-listed companies that operate in the resources sector, including Paringa Resources Limited (since November 2013), Equatorial Resources Limited (since May 2010), and Cradle Resources Limited (since April 2017).

		•	Previously Chief Financial Officer and/or Company Secretary for several ASX-listed companies that operate in the resources sector, including Mantra Resources Limited and Papillon Resources Limited.

Ian Middlemas (58 years of age) – Chairman

Mr. Middlemas is a Chartered Accountant, a member of the Financial Services Institute of Australasia and holds a Bachelor of Commerce degree. He worked for a large international Chartered Accounting firm before joining the Normandy Mining Group where he was a senior group executive for approximately 10 years. He has had extensive corporate and management experience, and is currently a director with a number of publicly listed companies in the resources sector.

Mr. Middlemas was appointed a Director of the Company on September 14, 2009. During the three year period to the end of the financial year, Mr. Middlemas has held directorships in Constellation Resources Limited (November 2017 – present), Apollo Minerals Limited (July 2016- present), Cradle Resources Limited (May 2016 – present), Paringa Resources Limited (October 2013 – present), Berkeley Energia Limited (April 2012 – present), Prairie Mining Limited (August 2011 – present), Salt Lake Potash Limited (January 2010 – present), Equatorial Resources Limited (November 2009 – present), Sovereign Metals Limited (July 2006 – present), Odyssey Energy Limited (September 2005 – present) and Syntonic Limited (April 2010 – June 2017).

Keith Phillips (58 years of age) – Managing Director and Chief Executive Officer

Mr. Phillips joined Piedmont on July 10, 2017 after a 30-year career on Wall Street during which he has worked on strategic and financing transactions representing over US$100 billion in aggregate value. Mr. Phillips was most recently a Senior Advisor with merchant banker Maxit Capital, after leading the mining investment banking teams for Merrill Lynch, Bear Stearns, JPMorgan and Dahlman Rose.

Mr. Phillips has worked with numerous mining companies, including many established global leaders, and has dedicated most of the past decade to advising exploration and development-stage companies in achieving their strategic objectives, with a particular focus on obtaining relevance in the United States capital markets. Mr. Phillips received his Master of Business Administration from The University of Chicago and a Bachelor of Commerce from Laurentian University in Canada.

Mr. Phillips was appointed a Director of the Company on July 10, 2017. During the three year period to the end of the financial year, Mr. Phillips has not held any other directorships in listed companies.

Anastasios (Taso) Arima (34 years of age) – Executive Director

Mr. Arima is a resource company executive with a strong history of identifying company-making resource projects. He has extensive experience in the formation and development of resource projects in North America. Mr. Arima was formerly Executive Director of Paringa Resources Ltd which is developing a coal project in the U.S., Executive Director of Coalspur Mines Ltd, which is developing a coal project in Canada, and Executive Director of Prairie Mining Ltd, which is developing a coal project in Poland. Mr. Arima was instrumental in the identification and acquisition of Paringa’s and Coalspur’s projects, as well as the corporate strategy and marketing of the companies. Mr. Arima began his career as a resources analyst for a Perth based boutique investment banking firm where he specialized in assessing the technical and financial aspects of resource companies and their projects. He has previously worked in the hydrocarbon division at Worley Parsons Limited. He attended the University of Western Australia where he studied a Bachelor of Commerce and a Bachelor of Engineering.

Mr. Arima was appointed a Director of the Company on October 1, 2016. During the three-year period to the end of the financial year, Mr. Arima held directorships in Paringa Resources Limited (October 2013 – June 2017) and Prairie Mining Limited (September 2012 – September 2015).

Jeffrey Armstrong (53 years of age) – Non-Executive Director

Mr. Armstrong resides in Charlotte, North Carolina where he is actively engaged in the community and has extensive relationships with major corporations and entrepreneurs alike. He serves as CEO and Managing Partner of North Inlet Advisors, LLC, a firm providing strategic and financial advice to companies on capital formation, mergers, acquisitions, divestitures, restructurings, and other corporate transactions. Mr. Armstrong was previously a senior leader in what is now Wells Fargo’s Investment Bank for nearly a decade, where his leadership roles included the Head of Corporate Finance, Mergers and Acquisitions, Private Equity Coverage and Leveraged Capital groups. Mr. Armstrong also worked as an investment banker for Citigroup from 1994 to 1999, and for Morgan Stanley from 1987 to 1994. Mr. Armstrong graduated from the University of Virginia with a B.S. in finance and marketing from the McIntire School of Commerce and an MBA from the Darden School of Business.

Mr. Armstrong was appointed a Director of the Company on August 1, 2018. During the three-year period to the end of the financial year, Mr. Armstrong has not held any other directorships in listed companies.

Jorge Beristain (49 years of age) – Non-Executive Director

Mr. Beristain recently retired as Managing Director and Head of Deutsche Bank’s Americas Metals & Mining equity research, where he was consistently ranked by institutional investors as one of the top analysts in the United States. During his over 20-year career on Wall Street, Mr. Beristain has lived and worked in the United States, Latin America and Canada and has visited hundreds of industrial companies worldwide. He is a proven strategic thinker with extensive international experience in the valuation of mining projects and metals operations and downstream metal uses. Mr. Beristain holds a Bachelor of Commerce degree from the University of Alberta and is a Chartered Financial Analyst.

Mr. Beristain was appointed a Director of the Company on May 7, 2018. During the three-year period to the end of the financial year, Mr. Beristain has not held any other directorships in listed companies.

Levi Mochkin (57 years of age) – Non-Executive Director

Mr. Mochkin is executive director and key leader of the Ledger Holdings Pty Ltd Group (the Ledger Group), located in Melbourne, Australia. Mr. Mochkin has been in the resources sector for over 28 years advising companies, identifying projects and raising capital of over A$800 million for mining projects.

Mr. Mochkin was appointed a Director on April 3, 2006. During the three-year period to the end of the financial year, Mr. Mochkin has not held any other directorships in listed companies.

Gregory Swan (37 years of age) – Company Secretary

Mr. Swan is a Chartered Accountant and Chartered Secretary and is currently Company Secretary and Chief Financial Officer for several listed companies that operate in the resources sector. He commenced his career at a large international Chartered Accounting firm and has since been involved with a number of exploration and development companies, including Mantra Resources Limited, Papillon Resources Limited and Paringa Resources Limited.

Mr. Swan was appointed Company Secretary of the Company on October 31, 2012.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no contracts or other arrangements pursuant to which directors have been or must be selected.

B.	Compensation

Overview

Our remuneration policy for our key management personnel, or KMP, has been developed by the Board taking into account the size of the Company, the size of the management team for the Company, the nature and stage of development of the Company’s current operations, and market conditions and comparable salary levels for companies of a similar size and operating in similar sectors.

In addition to considering the above general factors, the Board has also placed emphasis on the following specific issues in determining the remuneration policy for KMP:

•	we are currently focused on identifying and acquiring suitable resource projects and undertaking exploration, appraisal and development activities;
•	risks associated with small cap resource companies whilst exploring and developing projects; and
•	other than profit which may be generated from asset sales, we do not expect to be undertaking profitable operations until sometime after the commencement of commercial production on any of its projects.

Executive Remuneration

Our remuneration policy is to provide a fixed remuneration component and a performance based component (short term incentive and long-term incentive). The Board believes that this remuneration policy is appropriate given the considerations discussed in the section above and is appropriate in aligning executives’ objectives with shareholder and business objectives.

Fixed Remuneration

Fixed remuneration consists of base salaries, as well as employer contributions to superannuation funds and other non-cash benefits. Non-cash benefits may include provision of motor vehicles. Fixed remuneration is reviewed annually by the Board. The process consists of a review of company and individual performance, relevant comparative remuneration externally and internally and, where appropriate, external advice on policies and practices.

Performance Based Remuneration – Short Term Incentives

Some executives are entitled to an annual cash bonus upon achieving various key performance indicators, or KPIs, as set by the Board. Having regard to the current size, nature and opportunities of the Company, the Board has determined that these KPIs will include measures such as successful completion of the acquisition of new projects, exploration activities (e.g. completion of exploration programs within budgeted timeframes and costs), development activities (e.g. completion of scoping and/or feasibility studies), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. project acquisitions and capital raisings). Prior to the end of each financial year, the Board assesses performance against these criteria.

During fiscal 2018, a total discretionary bonus sum of $137,580 was paid to executives after achievement of KPIs set by the Board, which included (a) completion of successful exploration programs at the Project; (b) securing additional landholdings to expand the Project area; (c) completion of a successful capital raising; and (d) appointment of key management personnel. During fiscal 2017, a total discretionary bonus sum of $29,435 was paid to executives after achievement of KPIs set by the Board, which included: (a) completion of successful exploration programs at the Project; (b) securing additional landholdings to expand the Project area; (c) completion of a successful capital raising; and (d) appointment of key management personnel. No discretionary bonus was paid in fiscal 2016.

Performance Based Remuneration – Long Term Incentives

We have a long-term incentive plan, or LTIP, comprising the grant of Performance Rights and/or Incentive Options to reward KMP and key employees and contractors for long-term performance.

To achieve its corporate objectives, we need to attract, incentivise, and retain its key employees and contractors. The Board believes that grants of Performance Rights and/or Incentive Options to KMP will provide a useful tool to underpin our employment and engagement strategy.

(i)	Performance Rights

We have a Performance Rights Plan, or Plan, that provides for the issuance of unlisted performance share rights, or Performance Rights, which, upon satisfaction of the relevant performance conditions attached to the Performance Rights, will result in the issue of an ordinary share for each Performance Right. Performance Rights are issued for no consideration and no amount is payable upon conversion thereof.

The Plan enables us to: (a) recruit, incentivize and retain KMP and other key employees and contractors needed to achieve our business objectives; (b) link the reward of key staff with the achievement of strategic goals and the long-term performance of the Company; (c) align the financial interest of participants of the Plan with those of shareholders; and (d) provide incentives to participants of the Plan to focus on superior performance that creates shareholder value.

Performance Rights granted under the Plan to eligible participants will be linked to the achievement by the Company of certain performance conditions as determined by the Board from time to time. These performance conditions must be satisfied in order for the Performance Rights to vest. Upon Performance Rights vesting, ordinary shares are automatically issued for no consideration. If a performance condition of a Performance Right is not achieved by the expiry date then the Performance Right will lapse.

During fiscal 2018, 300,000 Performance Rights were granted to KMP. No Performance Rights were exercised by KMP during fiscal 2018. 950,000 Performance Rights previously granted to KMP lapsed during fiscal 2018. During fiscal 2017, no Performance Rights were granted to KMP. No Performance Rights vested during fiscal 2017 and 1,900,000 Performance Rights previously granted to KMP lapsed during fiscal 2017.

(ii)	Incentive Options

We have also chosen to grant unlisted incentive options, or Incentive Options, to some KMP and key employees and contractors as part of their remuneration and incentive arrangements in order to attract and retain their services and to provide an incentive linked to the performance of the Company.

The Board’s policy is to grant Incentive Options to KMP with exercise prices at or above market share price (at the time of agreement). As such, the Incentive Options granted to KMP are generally only of benefit if the KMP performs to the level whereby the value of the Company increases sufficiently to warrant exercising the Incentive Options granted.

Other than service-based vesting conditions (if any) and the exercise price required to exercise the Incentive Options, there are no additional performance criteria on the Incentive Options granted to KMP, as given the speculative nature of the Company’s activities and the small management team responsible for its running, it is considered that the performance of the KMP and the performance and value of the Company are closely related.

We prohibit executives from entering into arrangements to limit their exposure to Incentive Options granted as part of their remuneration package.

During fiscal 2018, 27,100,000 Incentive Options were granted to KMP. No Incentive Options were exercised by KMP during fiscal 2018. No Incentive Options previously granted to KMP lapsed during fiscal 2018. During the fiscal 2017, 29,500,000 Incentive Options were granted to KMP. No Incentive Options were exercised during the financial year, and no Incentive Options previously granted to KMP and other key employees and contractors lapsed during fiscal 2017.

Non-Executive Director Remuneration

The Board’s policy is to remunerate Non-Executive Directors at market rates for comparable companies for time, commitment and responsibilities. Given the current size, nature and risks of the Company, Incentive Options have been used to attract and retain Non-Executive Directors, where deemed appropriate. The Board determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required.

The maximum aggregate amount of fees that can be paid to Non-Executive Directors is subject to approval by shareholders at a General Meeting. Director’s fees paid to Non-Executive Directors accrue on a daily basis. Fees for Non-Executive Directors are not linked to the performance of the economic entity. However, to align Directors’ interests with shareholder interests, the Directors are encouraged to hold shares in the Company and Non-Executive Directors may in limited circumstances receive Incentive Options and/or Performance Rights in order to secure their services.

We prohibit Non-Executive Directors from entering into arrangements to limit their exposure to Incentive Options granted as part of their remuneration package.

Fees for the Chairman are presently A$36,000 (2017: A$36,000). Fees for Non-Executive Directors are presently set at between A$20,000 to A$50,000 per annum (2017: A$20,000 to A$50,000). These fees cover main board activities only.

Non-Executive Directors may receive additional remuneration for other services provided to the Company, including but not limited to, membership of committees. During the previous 2017 financial year, a total discretionary bonus sum of $26,408 was paid to Non-Executive Directors after achievement of KPIs which included completion of a successful capital raising.

Relationship between Remuneration of KMP and Shareholder Wealth

During the Company’s exploration and development phases of its business, the Board anticipates that the Company will retain earnings (if any) and other cash resources for the exploration and development of its resource projects. Accordingly, the Company does not currently have a policy with respect to the payment of dividends and returns of capital. Therefore, there was no relationship between the Board’s policy for determining, or in relation to, the nature and amount of remuneration of KMP and dividends paid and returns of capital by the Company during the current and previous four financial years.

The Board did not determine, and in relation to, the nature and amount of remuneration of the KMP by reference to changes in the price at which shares in the Company traded between the beginning and end of the current and the previous four financial years. Discretionary annual cash bonuses are based upon achieving various non-financial KPI’s that are not based on share price or earnings, such as the successful acquisition of new projects, exploration activities (e.g. completion of exploration programs within budgeted timeframes and costs), development activities (e.g. completion of scoping and/or feasibility studies), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. project acquisitions and capital raisings). However, as noted above, certain KMP are granted Performance Rights and/or Incentive Options which generally will be of greater value to KMP if the value of the Company’s shares increases (subject to vesting conditions being met).

Relationship between Remuneration of KMP and Earnings

As discussed above, the Company is currently undertaking exploration and development activities, and does not expect to be undertaking profitable operations (other than by way of material asset sales, none of which is currently planned) until sometime after the successful commercialization, production and sales of commodities from one or more of its projects. Accordingly, the Board does not consider earnings during the current and previous four financial years when determining, and in relation to, the nature and amount of remuneration of KMP.

Loans with Key Management Personnel

No loans were provided to or received from KMP during fiscal 2017 or 2018.

Details of Remuneration for Fiscal 2018

Details of the nature and amount of each element of the emoluments of each of our KMP during fiscal 2018 are as follows:

	Short-term benefits
	Salary & fees $	Cash bonus $	Other $	Post- employment benefits $	Share-based payments $	Total $	Performance related %
Directors
Mr. Ian Middlemas	27,912	—	—	2,652	—	30,564	—
Mr. Keith Phillips(1)	245,040	97,580	22,348	—	530,439	895,407	70%
Mr. Anastasios Arima	158,791	40,000	4,292	9,185	91,645	303,913	43%
Mr. Jeffrey Armstrong(2)	—	—	—	—	—	—	—
Mr. Jorge Beristain(3)	6,022	—	—	—	25,808	31,830	81%
Mr. Levi Mochkin(4)	93,038	—	—	3,683	—	96,721	—
Mr. Robert Behets(5)	19,821	—	—	1,883	—	21,704	—
Mr. Mark Pearce(6)	15,507	—	—	1,473	—	16,980	—
Other KMP
Mr. Patrick Brindle(7)	87,500	—	10,337	—	77,360	175,197	44%
Mr. David Buckley(8)	100,000	—	13,876	—	42,085	155,961	27%
Mr. Lamont Leatherman	161,250	—	—	—	129,481	290,731	45%
Mr. Bruce Czachor(9)	50,000	—	—	—	30,944	80,944	38
Mr. Gregory Swan(10)	—	—	—	—	29,385	29,385	100%
	964,881	137,580	50,853	18,876	957,147	2,129,337
(1)	Mr. Phillips was appointed effective July 10, 2017.

(2)	Mr. Armstrong was appointed effective August 1, 2018.
(3)	Mr. Beristain was appointed effective May 7, 2018.
(4)	During the year Mr. Mochkin was paid, or is payable, A$50,000 for directors’ fees and Ledger Holdings Pty Ltd (an entity associated with Mr. Mochkin) was paid, or is payable, A$70,000 for additional services provided in respect of business development activities.
(5)	Mr. Behets resigned effective May 7, 2018.
(6)	Mr. Pearce resigned effective August 1, 2018.
(7)	Mr Brindle was appointed effective January 1, 2018.
(8)	Mr. Buckley was appointed effective January 1, 2018.
(9)	Mr. Czachor was appointed effective January 1, 2018.
(10)	Mr. Swan provides services as the Company Secretary through a services agreement with Apollo Group Pty Ltd, or Apollo. During fiscal 2018, Apollo was paid or is payable A$180,000 for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Company.

Outstanding Equity-Based Awards for Fiscal 2018

Equity based awards for our executive officers consist of options outstanding to purchase ordinary shares and performance rights outstanding that provide the holder to convert each right to a fully paid ordinary share if vesting conditions are met. The following table discloses particulars of all awards outstanding for executive officers as at June 30, 2018, including awards granted before fiscal 2018.

	Equity Based Awards
	Number of securities underlying awards	Class of securities	Expiry date	Value of in-the-money awards (A$)(1)
Directors
Keith Phillips	6,000,000	Option	July 10, 2020	540,000
	6,000,000	Option	January 10, 2021	420,000
	6,000,000	Option	July 10, 2021	180,000
	6,000,000	Option	July 10, 2022	—
Mr. Anastasios Arima	5,000,000	Option	December 31, 2019	700,000
	3,000,000	Option	December 31, 2019	270,000
	3,000,000	Option	December 31, 2019	120,000
Jorge Beristain	500,000	Option	June 30, 2020	—
	500,000	Option	December 31, 2020	—
Mr. Levi Mochkin	500,000	Right	December 31, 2018	95,000
Mr. Mark Pearce	300,000	Right	December 31, 2018	57,000
Other Executive Officers
Patrick Brindle	750,000	Option	June 30, 2020	—
	750,000	Option	December 31, 2020	—
David Buckley	150,000	Right	December 31, 2018	28,500
	150,000	Right	December 31, 2019	28,500
Mr. Lamont Leatherman	5,000,000	Option	December 31, 2019	700,000
	5,000,000	Option	December 31, 2019	450,000
	5,000,000	Option	December 31, 2019	200,000
Bruce Czachor	300,000	Option	June 30, 2020	—
	300,000	Option	December 31, 2020	—
Mr. Gregory Swan	1,500,000	Option	December 31, 2019	210,000
	1,000,000	Option	December 31, 2019	90,000
	1,000,000	Option	December 31, 2019	40,000
	150,000	Right	December 31, 2018	28,500
(1)	Value is calculated based on the difference between the applicable exercise price and the closing price of shares on the ASX on June 29, 2018 of A$0.19.

Employment Agreements

The key provisions of the employment agreements are set out below for each of our executive officers. None of these employment agreements have termination dates.

Mr. Phillips, President & CEO, has an employment agreement with us which may be terminated for any reason at any time. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Phillips is entitled to receive a payment equal to 6 months’ salary and continuing benefits for a period of 6 months. Mr. Phillips receives a fixed remuneration component of US$250,000 per annum and a discretionary annual bonus of up to US$100,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Arima, Executive Director, has an employment agreement with us which may be terminated by either party for any reason at any time. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Arima is entitled to receive a payment equal to 3 months’ salary and continuing benefits for a period of 3 months. Effective from July 1, 2018, Mr. Arima receives a fixed remuneration component of US$180,000 per annum and a discretionary annual bonus of up to US$50,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Brindle, Vice President and Project Manager, has an employment agreement with us which may be terminated by either party for any reason at any time. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Brindle is entitled to receive a payment equal to 15% of his then-current base salary and continuing benefits for a period of 1 month. Mr. Brindle receives a fixed remuneration component of US$175,000 per annum and a discretionary annual bonus of up to US$50,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Buckley, Vice President and Chief Process Engineer, has an employment agreement with us which may be terminated by either party for any reason at any time. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Buckley is entitled to receive a payment equal to 15% of his then-current base salary and continuing benefits for a period of 1 month. Mr. Buckley receives a fixed remuneration component of US$200,000 per annum and a discretionary annual bonus of up to US$50,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Czachor, Vice President and Project Manager, has a part-time employment agreement with us which may be terminated by either party for any reason at any time. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Czachor is entitled to receive a payment equal to 15% of his then-current base salary and continuing benefits for a period of 1 month. Mr. Czachor receives a fixed remuneration component of US$100,000 per annum and a discretionary annual bonus of up to US$25,000 to be paid upon the successful completion of KPIs as determined by the Board.

Other Contracts

Mr. Leatherman, Vice President and Chief Geologist, has a consulting agreement with us which may be terminated by either party at any time for any or no reason upon at least 2 months prior written notice of termination to the other, or payment in lieu thereof. Mr. Leatherman receives a fixed remuneration component of US$165,000 per annum.

Apollo, a company associated with Mr. Mark Pearce, was paid A$180,000 during the 2018 year for the provision of serviced office facilities and administrative, accounting and company secretarial services, based on a monthly retainer of A$15,000 due and payable in advance with no fixed term. The agreement may be terminated by either party for any reason by giving one month’s notice.

Ledger Holdings Pty Ltd, a company associated with Mr. Levi Mochkin, was paid A$105,000 during the 2018 year for the provision of services in relation to business development activities. Ledger receives a monthly retainer of A$5,833, with any additional fees agreed between the parties as required from time to time. The agreement may be terminated by either party for any reason by giving two months’ notice.

All Directors have a letter of appointment confirming the terms and conditions of their appointment as Director of the Company.

In addition, we have entered into Deeds of Indemnity, Insurance and Access with each of the Directors. We have agreed to indemnify each Director against all liabilities incurred while holding office, including indemnifying Directors for any legal expenses incurred in defending proceedings relating to their Directorship of the Company. Any indemnified amounts must be repaid to the Company to the extent that a Director is reimbursed from an insurance policy maintained by the Company for the Directors. We have also agreed to obtain and pay the premiums for insurance policies for each Director, which may include run-off cover for each Director for a period of seven years after the Director ceases to hold office.

Other than as described above, none of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment.

C.	Board Practices

Our Board of Directors currently consists of six members, including our Managing Director. Our directors are elected at each annual general meeting of our shareholders and serve until their successors are elected or appointed, unless their office is earlier vacated in accordance with the Constitution or the ASX Listing Rules. In accordance with the ASX Listing Rules, a Director must not hold office without re-election, past the third annual general meeting following the Director’s appointment or 3 years, whichever is longer. In addition, under our Constitution, one-third of the Board of Directors retires by rotation at each annual general meeting and is eligible to offer themselves for re-election at that meeting. A director appointed or elected to fill a vacancy on our Board of Directors also holds office until the next annual general meeting. Under the ASX Listing Rules and our Constitution, as Managing Director and Chief Executive Officer, Mr. Keith Phillips is not required to retire after three years or by rotation.

We believe that each of our directors has relevant industry experience. The membership of our Board of Directors is directed by the following requirements:

•	our Constitution specifies that there must be a minimum of three directors and a maximum of 10, and our Board of Directors may determine the number of directors within those limits;
•	in the event of a conflict of interest or where a potential conflict of interest may arise, involved Directors are expected to, unless the remaining Directors resolve otherwise, withdraw from deliberations concerning the matter;
•	the Chair of our Board of Directors should be an independent director who satisfies the criteria for independence recommended by the ASX Corporate Governance Principles and Recommendations; and
•	our Board of Directors should, collectively, have the appropriate level of personal qualities, skills, experience, and time commitment to properly fulfill its responsibilities or have ready access to such skills where they are not available.

Our Board of Directors has determined that 3 of our 6 directors (Ian Middlemas, Robert Behets and Mark Pearce) will qualify as independent directors within the meaning of the Nasdaq listing standards.

Service Contracts

Other than as disclosed under “Item 6. Directors, Senior Management and Employees—Compensation— Employment Agreements—Termination and Change of Control Benefits” we do not have any service contracts with directors which provide for benefits upon termination of employment.

Board Committees

Audit Committee

Our board of directors has established an audit committee. Assignments to, and chairs of, audit committee will be selected by our board of directors. The audit committee operates under a charter approved by the board of directors and reports on its activities to the board. The audit committee monitors the integrity of our financial statements, the independence and qualifications of our independent auditors, the performance of our accounting staff and independent auditors, our compliance with legal and regulatory requirements and the effectiveness of our internal controls. The audit committee is responsible for selecting, retaining (subject to shareholder approval), evaluating, setting the remuneration of, and, if appropriate, recommending the termination of our independent auditors. The audit committee is established in accordance with Section 10A(m) of the Securities Exchange Act of 1934, as amended. The audit committee currently consists of Mr. Jorge Beristain, Mr. Jeffrey Armstrong and Mr. Anastasios Arima. Mr. Beristain and Mr. Armstrong are independent under the listing standards of the Nasdaq Capital Market for audit committee members and the heightened independence requirement for audit committee members required by Rule 10A-3 under the Exchange Act and to satisfy the SEC and Nasdaq standards for being an audit committee member. Mr. Beristain is also an audit committee financial expert. One additional independent director will be appointed to the audit committee during the one year after our listing on Nasdaq, as required by the rules of the SEC and Nasdaq.

Compensation Committee

We have elected to follow home country corporate governance practices with respect to compensation matters, instead of those otherwise required under the rules of the Nasdaq Capital Market, which election we are allowed to make as a foreign private issuer. In particular, we have determined not to establish a compensation committee and, as a result, the compensation of our directors and executive officers will be determined by the board of directors. Nasdaq rules would require that the compensation of our officers be determined, or recommended to the board of directors for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on our board of directors.

Nominating Committee

We have elected to follow home country corporate governance practices with respect to nominations for members of our board of directors, instead of those otherwise required under the rules of the Nasdaq Capital Market, which election we are allowed to make as a foreign private issuer. In particular, we have determined not to establish a nominating committee and, as a result, the nomination of persons for election as our directors will be determined by the board of directors. Nasdaq rules would require that nominations be selected, or recommended for the board of directors’ selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors.

Under Australian law we are required to have at least three directors at all times, two of which must ordinarily reside in Australia. There is no limit on the maximum number of directors a public company may appoint under Australian Corporations Act or ASX Listing Rules, although our constitution sets the maximum number of directors at 10. The board of directors may at any time appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing directors. Any such director holds office until the next annual general meeting at which time such director is eligible for re-election by our shareholders by an ordinary resolution. Directors also may be appointed to the board of directors by an ordinary resolution passed in a meeting of shareholders.

For a description of corporate governance differences between us and U.S. domestic companies, see “Item 16G. Corporation Governance”.

D.	Employees

As at June 30, 2018, we had 11 full-time employees and one part-time employee. Additionally, we had one full-time consultant. Employees are engaged through direct employment agreements. The Project is not subject to any union or enterprise bargaining.

E.	Share Ownership

The following table lists as of September 30, 2018, the number of our shares beneficially owned by each of our directors, our chief executive officer and others members of our senior management as a group. Beneficial ownership is calculated based on 559,230,352 ordinary shares outstanding as of June 30, 2018 and amounts representing less than 1% are denoted with an asterisk (*).

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percent
Officers and Directors
Ian Middlemas(2)	20,000,000	3.6%
Keith Phillips(3)	6,850,000	1.2%
Anastasios Arima(4)	11,000,000	1.9%
Jeffrey Armstrong(5)	1,000,000	*
Jorge Beristain(6)	1,500,000	*
Levi Mochkin(7)	52,500,000	9.4%
Patrick Brindle(8)	1,125,000	*
David Buckley(9)	150,000	*
Lamont Leatherman(10)	15,000,000	2.6%
Bruce Czachor(11)	300,000	*
Gregory Swan(12)	4,100,000	*
Officers and directors as a group (11 persons)	113,525,000	20.1%
(1)	Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and performance rights that are currently exercisable or exercisable within 60 days of September 30, 2018. Ordinary shares subject to options and performance rights currently exercisable or exercisable within 60 days of September 30, 2018 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or performance rights and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
(2)	20,000,000 ordinary shares are held of record by Arredo Pty Ltd, an Australian corporation controlled by Mr. Middlemas.
(3)	Mr. Phillips holds 850,000 ordinary shares in the form of ADSs.
(4)	Includes options to purchase 11,000,000 ordinary shares (5,000,000 exercisable for A$0.05 each on or before December 31, 2019, 3,000,000 exercisable for A$0.10 each on or before December 31, 2019, and 3,000,000 exercisable for A$0.15 each on or before December 31, 2019). Options to purchase 11,000,000 ordinary shares are held of record by Moshos Family Investments Pty Ltd, an Australian corporation controlled by Mr. Arima.
(5)	Includes options to purchase 1,000,000 ordinary shares (500,000 exercisable for A$0.25 each on or before June 30, 2020, 500,000 exercisable for A$0.35 each on or before December 31, 2020).
(6)	Mr. Beristain holds 500,000 ordinary shares in the form of ADSs. Also includes options to purchase 1,000,000 ordinary shares (500,000 exercisable for A$0.25 each on or before June 30, 2020, 500,000 exercisable for A$0.35 each on or before December 31, 2020).
(7)	52,500,000 ordinary shares are held of record by Nasdaq Securities Australia Pty Limited, an Australian corporation owned by Mr. Levi Mochkin, his spouse, Ms. Lisa Mochkin, and his son, Mr. Menachem Mochkin, who holds a majority interest. Does not include 500,000 shares that Mr. Mochkin has the right to receive pursuant to unvested performance rights that only vest upon the satisfaction of various future performance conditions.
(8)	Includes options to purchase 300,000 ordinary shares (exercisable for A$0.25 each on or before June 30, 2020).
(9)	Does not include 150,000 shares that Mr. Buckley has the right to receive pursuant to unvested performance rights that only vest upon the satisfaction of various future performance conditions.
(10)	Includes options to purchase 15,000,000 ordinary shares (5,000,000 exercisable for A$0.05 each on or before December 31, 2019, 5,000,000 exercisable for A$0.10 each on or before December 31, 2019, and 5,000,000 exercisable for A$0.15 each on or before December 31, 2019).
(11)	Includes options to purchase 1,125,000 ordinary shares (exercisable for A$0.25 each on or before June 30, 2020).
(12)	Includes options to purchase 3,500,000 ordinary shares (1,500,000 exercisable for A$0.05 each on or before December 31, 2019, 1,000,000 exercisable for A$0.10 each on or before December 31, 2019, and 1,000,000 exercisable for A$0.15 each on or before December 31, 2019). 600,000 ordinary shares and options to purchase 3,500,000 ordinary shares are held of record by Verve Investments Pty Ltd, an Australian corporation controlled by Mr. Swan. Does not include 150,000 shares that Mr. Swan has the right to receive pursuant to unvested performance rights that only vest upon the satisfaction of various future performance conditions.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

The following table and accompanying footnotes sets forth, as of September 30, 2018, information regarding beneficial ownership of our ordinary shares by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. In preparing the disclosure below, we have relied to the extent we believe appropriate on substantial shareholder notices filed by our stockholders with the ASX.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and performance rights that are currently exercisable or exercisable within 60 days of September 30, 2018. Ordinary shares subject to options and performance rights currently exercisable or exercisable within 60 days of September 30, 2018 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or performance rights and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Our calculation of the percentage of beneficial ownership is based on 559,230,352 ordinary shares issued and outstanding as at September 30, 2018. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders has different voting rights from other shareholders.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Level 9, BGC Centre, 28 The Esplanade, Perth, Western Australia 6000.

	Ordinary Shares Beneficially Owned
Shareholder	Number	Percent
Nasdaq Securities Australia Pty Limited <Nasdaq Securities Aust A/C>(1)	52,500,000	9.4%
AustralianSuper Pty Ltd	43,054,284	7.7%
(1)	Nasdaq Securities Australia Pty Limited is an Australian corporation owned by Mr. Levi Mochkin, his spouse, Ms. Lisa Mochkin, and his son, Mr. Menachem Mochkin, who holds a majority interest. No change in the number of shares beneficially owned has occurred during the past three years, while percentage ownership has decreased as a result of our share issuances over such time.

Record Holders

As of June 30, 2018, we had 559,030,352 ordinary shares outstanding. Based on information known to us, as of September 30, 2018, 5,570,414 of our ordinary shares were being held in the United States by 15 holders of record and 537,740,781 of our ordinary shares were being held in Australia by 1,812 holders of record. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.

Piedmont is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and here are no arrangements known to Piedmont which would result in a change in control of Piedmont at a subsequent date.

B.	Related Party Transactions

Other than as disclosed below, since the start of fiscal 2016, other than employment and “Compensation”, matters described under “Executive Compensation”, there have been no transactions or loans between us and:

•	enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us;
•	associates, meaning unconsolidated enterprises in which we have a significant influence or which have significant influence over us;
•	individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over our us, and close members of any such individual’s family;

•	key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of ours, including directors and senior management of us and close members of such individuals’ families; and
•	enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence, including enterprises owned by directors or major shareholders of us and enterprises that have a member of key management in common with us.

Apollo Group Pty Ltd (“Apollo”), a company associated with Mr. Mark Pearce, was paid A$180,000 during fiscal year 2018 and fiscal year 2017 for the provision of serviced office facilities and administrative, accounting and company secretarial services, based on a monthly retainer of A$15,000 due and payable in advance with no fixed term. The agreement may be terminated by either party for any reason by giving one month’s notice.

Ledger Holdings Pty Ltd, a company associated with Mr. Levi Mochkin, was paid A$70,000 and A$105,000 during fiscal 2018 and 2017, respectively, for the provision of services in relation to business development activities (such fees have been included in Mr. Mochkin’s remuneration for fiscal 2018 as disclosed above). Ledger receives a monthly retainer of A$5,833, with any additional fees agreed between the parties as required from time to time. The agreement may be terminated by either party for any reason by giving two months’ notice.

Transactions between related parties are on normal commercial terms and the conditions no more favorable than those available to other non-related parties.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements”.

Legal Proceedings

We are not a party to any material legal proceedings.

Dividends

We have not declared any dividends during fiscal 2016, 2017 or 2018 and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of the ADSs, subject to the terms of the deposit agreement. See “Description of Securities Other Than Equity Securities—American Depositary Shares”.

B.	Significant Changes

No significant change, other than as otherwise described in this annual report on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this annual report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING
A.	Offer and Listing Details

Listing on the Australian Securities Exchange

The principal trading market for our ordinary shares is the ASX in Australia. The following table sets forth, for the periods indicated, the reported high and low closing prices on the ASX for our ordinary shares in Australian dollars.

	High A$	Low A$
Annual:
Fiscal year ended June 30,
2018	0.240	0.076
2017	0.135	0.022
2016	0.031	0.010
2015	0.040	0.010
2014	0.045	0.020

Quarterly:
Fiscal year ended June 30, 2018
Fourth quarter	0.210	0.140
Third quarter	0.235	0.135
Second quarter	0.255	0.140
First quarter	0.170	0.076
Fiscal year ended June 30, 2017
Fourth quarter	0.110	0.075
Third quarter	0.135	0.067
Second quarter	0.095	0.060
First quarter	0.075	0.022
Fiscal year ended June 30, 2016
Fourth quarter	0.031	0.015
Third quarter	0.019	0.010
Second quarter	0.016	0.012
First quarter	0.016	0.012

Most Recent Six Months:
October 2018 (through October 29, 2018)	0.160	0.125
September 2018	0.160	0.140
August 2018	0.190	0.150
July 2018	0.195	0.160
June 2018	0.210	0.170
May 2018	0.200	0.150
April 2018	0.160	0.140

On October 29, 2018, the closing price of our ordinary shares as traded on the ASX was A$0.14 per ordinary share.

Listing on the Nasdaq Capital Market

Our ADSs, each representing 100 of our ordinary shares, commenced trading on Nasdaq on May 7, 2018 under the symbol “PLLL”. The following table sets forth, for the periods indicated, the reported high and low closing prices on Nasdaq for our ADSs shares in U.S. dollars.

	High US$	Low US$
Annual:
Fiscal year ended June 30,
2018	17.98	12.75

Quarterly:
Fiscal year ended June 30, 2018
Fourth quarter	17.98	12.75

Most Recent Six Months:
October 2018 (through October 29, 2018)	11.27	9.60
September 2018	11.60	10.00
August 2018	14.475	11.43
July 2018	15.58	13.16
June 2018	17.98	13.40
May 2018	17.00	12.75

On October 29, 2018, the closing price of our ADSs as traded on Nasdaq was $9.60 per share. For a description of the rights of the ADSs, see “Description of Securities Other Than Equity Securities—American Depositary Shares”.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are publicly traded on the ASX under the symbol “PLL”. Our ADSs, each representing 100 of our ordinary shares, are publicly traded on Nasdaq under the symbol “PLLL”. The Bank of New York Mellon, acting as depositary, registers and delivers the ADSs.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital

Overview

The following description of our ordinary shares is only a summary. We encourage you to read our Constitution, which is included as an exhibit to this annual report, of which this annual report forms a part.

We are a public company limited by shares registered under the Corporations Act by the Australian Securities and Investments Commission, or ASIC. Our corporate affairs are principally governed by our Constitution, the Corporations Act and the ASX Listing Rules. Our ordinary shares trade on the ASX, and we are applying to list the ADSs on the Nasdaq Capital Stock Market.

The Australian law applicable to our Constitution is not significantly different from U.S. laws applicable to a U.S. company’s charter documents except we do not have a limit on our authorized share capital, as the concept of par value is not recognized under Australian law.

Subject to restrictions on the issue of securities in our Constitution, the Corporations Act and the ASX Listing Rules of the Australian Securities Exchange and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the rights and restrictions and for the consideration that our Board of Directors determine.

The rights and restrictions attaching to ordinary shares are derived through a combination of our Constitution, the common law applicable to Australia, the ASX Listing Rules, the Corporations Act and other applicable law. A general summary of some of the rights and restrictions attaching to our ordinary shares are summarized below. Each ordinary shareholder is entitled to receive notice of, and to be present, vote and speak at, general meetings.

As of June 30, 2018, we had (i) 559,030,352 ordinary shares outstanding and (ii) outstanding incentive options and performance share rights to purchase an aggregate of 81,200,000 ordinary shares at a weighted average exercise price of A$0.13.

As of September 30, 2018, we had (i) 559,230,352 ordinary shares outstanding and (ii) outstanding incentive options and performance share rights to purchase an aggregate of 83,950,000 ordinary shares at a weighted average exercise price of A$0.14.

Stock Options

Our Board of Directors authorized or ratified the issuances of the options set forth in the table below and the issuance of one ordinary share upon the due exercise of each option in accordance with its terms and the receipt by us of the designated exercise price payable in respect of the share prior to the time of expiry on the designated expiry date.

As at June 30, 2018, we had the following outstanding stock options:

Number of Stock Options Outstanding	Number Exercisable	Exercise Price (A$)	Expiry Date
14,000,000	14,000,000	$0.05	December 31, 2019
1,000,000	1,000,000	$0.08	December 31, 2019
16,500,000	7,500,000	$0.10	December 31, 2019
16,500,000	7,500,000	$0.15	December 31, 2019
1,300,000	1,300,000	$0.15	June 30, 2020
1,300,000	1,300,000	$0.20	June 30, 2020
3,200,000	3,200,000	$0.25	June 30, 2020
6,000,000	—	$0.10	July 10, 2020
6,000,000	—	$0.12	January 10, 2021
6,000,000	—	$0.16	July 10, 2021
6,000,000	—	$0.24	July 10, 2022
1,900,000	500,000	$0.35	December 31, 2010
79,700,000	36,300,000

Performance Rights

The performance rights outstanding at the end of fiscal year 2018 had the following performance conditions and expiry dates:

•	1,100,000 Performance Rights subject to the Feasibility Study Milestone expiring on December 31, 2018;
•	200,000 Performance Rights subject to the Mineral Resource Milestone expiring on December 31, 2019; and
•	200,000 Performance Rights subject to the Scoping Study Milestone expiring on December 31, 2020.

Shares issued on conversion of the performance rights rank equally with the then shares of the Company.

Issuances of Securities

Below is information regarding securities sold by us since the beginning of fiscal 2016. None of the securities sold by us since the beginning of fiscal 2016 were registered under the Securities Act, and, we have made no public offerings in the United States. Except as noted below, all offers and sales of securities by us were made either (i) in offshore transactions pursuant to the exclusion from registration provided by Regulation S under the Securities Act or (ii) within the United States in compliance with available exemptions from the registration requirements of the Securities Act.

•	On November 3, 2017, we issued 100,000,000 ordinary shares as part of a private placement at A$0.16 per share to institutional and professional investors.
•	On April 13 and 21, 2017, we issued 56,222,223 ordinary shares as part of a private placement at A$0.09 per share to institutional and professional investors.
•	From time to time since July 1, 2015 through June 30, 2018, we have granted options to directors, employees, and consultants covering an aggregate of 82,650,000 ordinary shares, with exercise prices ranging from A$0.05 to A$0.35 per share. As at December 31, 2018, 5,000,000 these options have been exercised, and 1,100,000 of these options have lapsed or been forfeited without being exercised.
•	From time to time since July 1, 2015 through June 30, 2018, we have granted performance rights to directors, employees, and consultants covering an aggregate of 400,000 ordinary shares, with a nil exercise price that each convert into one ordinary share upon the satisfaction of various performance conditions. As at June 30, 2018, none of these performance rights have vested and been converted into ordinary shares, and none of these performance rights have lapsed or been forfeited without being exercised.
B.	Memorandum and Articles of Association

Incorporation

We are a public limited liability company domiciled in Australia and operate under, and are subject to, the Australian Corporations Act. We were incorporated on September 27, 1983 in New South Wales, Australia.

Constitution

Our constituent document is a Constitution. The Constitution is subject to the terms of the ASX Listing Rules and the Australian Corporations Act. The Constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution of which notice has been given and that has been passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution. The Constitution is subject to many of the key provisions contained in the Australian Corporations Act. Where there is an inconsistency between the provisions of the Constitution and the Australian Corporations Act, the provisions of the Australian Corporation Act will prevail over any inconsistent provisions of the Constitution.

Purposes and Objects

As a public company, we have all the rights, powers and privileges of a natural person. Our Constitution does not provide for or prescribe any specific objects or purposes.

The Powers of the Directors and Management of the Company

The business is managed by the directors who may exercise all the powers of the Company that are not covered by the Australian Corporations Act or by our Constitution required to be exercised by shareholders in a general meeting. The exercise of these powers is subject to the provision of this Constitution and the Australian Corporations Act (to the extent applicable).

Members Approval to Significant Changes

We must not make a significant change (either directly or indirectly) to the nature and scale of our activities except after having disclosed full details to the ASX in accordance with the requirements of the ASX Listing Rules (and if required by the ASX, subject to us obtaining the approval of shareholders in a general meeting). We must not sell or otherwise dispose of the main undertaking of our company without the approval of shareholders in a general meeting. We need not comply with the above obligations if the ASX grants us an applicable waiver to be relieved of our obligations.

Rights Attached to Our Ordinary Shares

All of our issued shares are ordinary shares and as such the rights pertaining to these ordinary shares are the same. As at the date of this annual report on Form 20-F, there are no ordinary shares that have superior or inferior rights.

The concept of authorized share capital no longer exists in Australia and as a result, our authorized share capital is unlimited. All our ordinary shares on issue are validly issued, fully paid and rank pari passu (equally). The rights attached to our ordinary shares are as follows:

•	Dividend Rights. Under our Constitution, subject to the rights of persons (if any) entitled to shares with special rights to dividends, the directors may declare a final dividend be paid out of profits to the members in accordance with the Australian Corporations Act and may authorize the payment or crediting by us to the members of such a dividend. No dividend carries interest as against us. Under the Australian Corporations Act, we must not pay a dividend unless: (a) our assets exceed our liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend; (b) the payment of the dividend is fair and reasonable to our shareholders as a whole; and (c) the payment of the dividend does not materially prejudice our ability to pay our creditors. Unless any share is issued on terms providing to the contrary, all dividends are to be apportioned and paid proportionately to the amounts paid, or credited as paid on the relevant shares.
•	Voting Rights. Holders of ordinary shares have one vote per person on a show of hands, or one vote for each ordinary share held on all matters submitted to a vote of shareholders conducted by way of a poll. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The quorum required for a general meeting of shareholders consists of at least two shareholders present in person, or by proxy, attorney or representative appointed pursuant to our Constitution. A meeting (excluding a meeting convened on the requisition of shareholders) which is adjourned for lack of a quorum will be adjourned to the date, time and place as the Directors may by notice to shareholders appoint, or failing any appointment, to the same day in the following week at the same time and place. At the reconvened meeting, the required quorum consists of any two members present in person, or by proxy, attorney or representative appointed pursuant to our Constitution. The meeting is dissolved if a quorum is not present within 30 minutes from the time appointed for the reconvened meeting.

Under the Australian Corporations Act, an ordinary resolution requires approval by the shareholders by a simple majority of the votes cast (namely, a resolution passed by more than 50% of the votes cast by shareholders entitled to vote on the resolution). Under our Constitution and the Australian Corporations Act, a special resolution (such as in relation to amending our Constitution, approving any variation of rights attached to any class of shares or our voluntary winding-up), requires approval of a special majority (namely a resolution that has been passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution).

•	Rights in the Event of Liquidation. Under our Constitution, in the event of our liquidation, after satisfaction of liabilities to creditors and other statutory obligations prescribed by the laws of Australia, and the passing of a special resolution giving effect to the following, our assets will be distributed to the holders of ordinary shares in proportion to the shares held by them respectively, irrespective of the amount paid-up or credited as paid up on the shares. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights, such as the right in winding up to payment in cash of the amount then paid up on the share, and any arrears of dividend in respect of that share, in priority to any other class of shares.

Liability for Further Capital Calls

According to our Constitution, the Board of Directors may make any calls from time to time upon shareholders in respect of all monies unpaid or partly-paid shares (if any), subject to the terms upon which any of the partly-paid shares have been issued. Each shareholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the Board of Directors. Calls may be made payable by installment. Failure to pay a call will result in interest becoming payable on the unpaid amount, with such amount recoverable by commencing legal action against the shareholder, enforcing a lien on those shares or forfeiture of those shares. As of the date of this annual report, all of our issued shares are fully paid.

Changing Rights Attached to Shares

According to our Constitution, the rights attached to any class of shares, unless otherwise provided by the terms of the class, may be varied with either the written consent of the holders of not less than 75% of the issued shares of that class or the sanction of a special resolution passed at a separate general meeting of the shares of that class.

Annual and Extraordinary Meetings

Under the Australian Corporations Act, our directors must convene an annual meeting of shareholders at least once every calendar year and within five months after the end of our last financial year. Notice of at least 28 days prior to the date of the meeting is required. A general meeting may be convened by any director, or one or more shareholders holding in the aggregate at least 5% of the votes that may be cast at a general meeting of shareholders. A general meeting must be called by the directors if requested by one or more shareholders holding in aggregate at least 5% of the votes that may be cast at a general meeting of shareholders or at least 100 shareholders who are entitled to vote. The directors must call the meeting not more than 21 days after the request is made. The meeting must be held not later than two months after the request is given.

Limitations on the Rights to Own Securities in Our Company

Subject to certain limitations on the percentage of shares a person may hold in our company, imposed by the takeover provisions in the Australian Corporations Act which prohibit a person from acquiring voting shares or interests above the 20% level unless the person uses one of several permitted transactions types, neither our Constitution nor the laws of the Commonwealth of Australia (excluding the Foreign Acquisitions and Takeovers Act 1975 (as amended from time to time) and related regulations) restrict in any way the ownership of shares in our company.

Changes in Our Capital

Pursuant to the ASX Listing Rules, we may in our discretion issue securities without the approval of shareholders, if such issue of securities, when aggregated with securities issued by us during the previous 12-month period would be an amount that would not exceed 15% of our issued capital at the commencement of the 12-month period. The Company may seek shareholder approval by special resolution at its annual general meeting to increase its capacity to issue equity securities by an additional 10% for the proceeding 12-month period. Issues of securities in excess of this limit or the issue of securities to our related parties require approval of shareholders (unless otherwise permitted under the ASX Listing Rules or unless we have obtained a waiver from the ASX in relation to the 15% limit).

The Foreign Acquisitions and Takeovers Act 1975

Overview

Australia’s foreign investment regime is set out in the FATA and Australia’s Foreign Investment Policy, or the Policy. The Australian Treasurer administers the FATA and the Policy with the advice and assistance of the Foreign Investment Review Board, or FIRB.

In the circumstances set out below in the section entitled “Mandatory notification requirements”, foreign persons are required to notify and receive a prior statement of no objection, or FIRB Clearance, from the Australian Treasurer. In the circumstances set out below in the section entitled “Other circumstances in which FIRB may be sought”, it is generally recommended that foreign persons obtain FIRB Clearance.

The Australian Treasurer has powers under the FATA to make adverse orders, including prohibition of a proposal, ordering disposal of an interest acquired or imposing conditions on a proposed transaction, in respect of a relevant acquisition if he or she considers it to be contrary to Australia’s national interest. The issue of a FIRB Clearance removes the risk of the exercise of the Australian Treasurer’s powers.

The obligation to notify and obtain FIRB Clearance is upon the acquirer of the interest, and not the Company. The failure to obtain FIRB Clearance may be an offence under Australian law.

Investor’s Responsibility

It is the responsibility of any persons who wish to acquire shares of the Company to satisfy themselves as to their compliance with the FATA, regulations made under the FATA, the Policy, guidelines issued by FIRB and with any other necessary approval and registration requirement or formality, before acquiring an interest in the Company.

Mandatory Notification Requirements

Broadly, FIRB Clearance is required for the following transactions involving the acquisition of shares in an Australian corporation:

•	the acquisition of a substantial interest if the Australian corporation is valued in excess of the applicable monetary threshold (see below);
•	any direct investment by a foreign government investor; and
•	any acquisition of shares in an Australian land corporation.

As at January 1, 2018, the prescribed threshold is A$261 million though a higher threshold of A$1.134 billion applies for private foreign investors from the United States, New Zealand, China, Japan, South Korea, Singapore and Chile unless the transaction involves certain prescribed sensitive sectors.

Application of these Requirements to the Company

As at June 30, 2018, the Company did not have any interests in Australian land and hence is not an Australian land corporation, and the Company’s gross assets were valued below A$261 million. Accordingly, the only circumstance in which an investor in the Company would currently be subject to the mandatory notification regime is if they are a foreign government investor making a direct investment in the Company. Applications for FIRB Clearance may be made by prospective investors in accordance with the information on FIRB’s website.

Other Situations Where FIRB Clearance Might be Sought

In addition to those circumstances where it is mandatory under the FATA for a foreign person to notify FIRB and seek FIRB Clearance for a particular transaction (see above), there are other instances where, despite there being no mandatory notification obligation, the Australian Treasurer may make adverse orders under the FATA if he or she considers a particular transaction to be “contrary to the national interest”. In addition, the Policy may require a foreign person to notify FIRB and seek FIRB Clearance even where the FATA does not so require (e.g. foreign government investors).

The voluntary clearance regime will relevantly apply if the Company’s assets are valued in excess of the relevant monetary threshold (see above) and 40% or more of the interests in the Company are already held by foreign persons. In such case, any change to the foreign persons that hold interests in the Company without FIRB Clearance could trigger the Australian Treasurer’s power to make adverse orders if the relevant transaction was considered to be contrary to Australia’s national interest.

In these circumstances, clearance may be sought on a voluntary basis. This would then preclude the Australian Treasurer from exercising his powers to make adverse orders in respect of the proposed transaction.

The Company as a Foreign Person

If foreign persons have a substantial interest in the Company, it would be considered to be a foreign person under the FATA. In such event, we would be required to obtain the approval of the Australian Treasurer for our own transactions involving the acquisitions of interests in Australian land and some acquisitions of interests in Australian corporations. FIRB Clearance may be required for such acquisitions (which may or may not be given or may be given subject to conditions). If FIRB Clearance is required and not given in relation to a proposed investment, we may not be able to proceed with that investment. There can be no assurance that we will be able to obtain any required FIRB Clearances in the future.

Defined Terms Used in this Section

Foreign Persons

Under Australia’s foreign investment regime, it is the responsibility of any person (including, without limitation, nominees and trustees) who is:

•	a natural person not ordinarily resident in Australia;

•	a corporation in which a natural person not ordinarily resident in Australia, or a corporation incorporated outside of Australia, holds direct or indirect, actual or potential, voting power of 20.0% or more;
•	a corporation in which two or more persons, each of whom is either a non-Australian resident or a non-Australian corporation, hold direct or indirect, actual or potential, voting power in aggregate of 40.0% or more;
•	a trustee of a trust estate in which a non-Australian resident or non-Australian corporation holds 20.0% or more of the corpus or income of the trust estate;
•	a trustee of a trust estate in which two or more persons, each of whom is either a non-Australian resident or a non-Australian corporation, hold in aggregate 40.0% or more of the corpus or income of the trust estate; or
•	a foreign government investor, to ascertain if they may be required to notify the Australian Treasurer of their investment.

Associates

Associate is broadly defined to include:

•	the person’s spouse or de facto partner, lineal ancestors and descendants, and siblings;
•	any partner of the person;
•	any corporation of which the person is an officer, any officer of a corporation (where the person is a corporation), employers and employees, any employee of a natural person of whom the person is an employee;
•	any corporation whose directors are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the person or, where the person is a corporation, of the directors of the person;
•	any corporation in accordance with the directions, instructions or wishes of which, or of the directors of which, the person is accustomed or under an obligation, whether formal or informal, to act;
•	any corporation in which the person holds a substantial interest;
•	where the person is a corporation—a person who holds a substantial interest in the corporation;
•	the trustee of a trust estate in which the person holds a substantial interest;
•	where the person is the trustee of a trust estate—a person who holds a substantial interest in the trust estate; or
•	any person who is an associate of any other person who is an associate of the person.

Australian Land Corporation

An Australian land corporation, or ALC, is a corporation where the value of its total assets comprising interests in Australian land exceeds 50% of the value of its total gross assets. An ALC is not necessarily a company registered in Australia. It may be registered anywhere. It is the composition of the assets of the corporation that will make it an ALC for the purposes of the Australian foreign investment regime.

Substantial Interest

A substantial interest is:

•	control of 20% or more of the actual or potential voting power or issued shares in a target by a single foreign person (together with associates); or
•	control of 40% or more of the actual or potential voting power or issued shares in a target by multiple foreign persons (together with associates).

Direct Investment

Any investment of an interest of 10% or more is considered to be a direct investment. Investments that involve interests below 10% may also be considered direct investments if the acquiring foreign government investor is building a strategic stake in the target, or can use that investment to influence or control the target. In particular, it includes investments of less than 10% which include any of the following:

•	preferential, special or veto voting rights;
•	the ability to appoint directors or asset managers;
•	contractual agreements including, but not restricted to, agreements for loans, provision of services and off take agreements; or
•	building or maintaining a strategic or long-term relationship with a target entity.

Foreign Government Investor

A Foreign Government Investor is:

•	a body politic of a foreign country;
•	entities in which governments, their agencies or related entities from a single foreign country have an aggregate interest (direct or indirect) of 20% or more;
•	entities in which governments, their agencies or related entities from more than one foreign country have an aggregate interest (direct or indirect) of 40% or more; or
•	entities that are otherwise controlled by foreign governments, their agencies or related entities, and any associates, or could be controlled by them including as part of a controlling group.

At this time, our total assets do not exceed any of the above thresholds and therefore no approval would be required from the Australian Treasurer. Nonetheless, should our total assets exceed the threshold in the future, we will need to be mindful of the number of ordinary shares that can be made available, and monitor the 40% aggregate shareholding threshold for foreign persons (together with their associates) to ensure that it will not be exceeded without an application to the Australian Treasurer’s for approval having been contemplated and submitted if considered necessary. Our Constitution does not contain any additional limitations on a non-resident’s right to hold or vote our securities.

Australian law requires the transfer of shares in our Company to be made in writing pursuant to an instrument of transfer (as prescribed under the Australian Corporations Act) if the Company’s shares are not quoted on the ASX or another prescribed financial market in Australia. Under current stamp duty legislation no Australian stamp duty will be payable in Australia on the issue or trading of shares in the Company provided that all of the Company’s issued shares remain quoted on the ASX at all times and no shareholder acquires or commences to hold (on an associate inclusive basis) 90% or more of the Company’s total issued shares.

C.	Material Contracts

There are no other contracts, other than those disclosed in this annual report on Form 20-F and those entered into in the ordinary course of our business, that are material to us and which were entered into in the last two completed fiscal years or which were entered into before the two most recently completed fiscal years but are still in effect as of the date of this annual report on Form 20-F.

D.	Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars or other currencies. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transaction, and amounts on account of potential Australian tax liabilities may be required to be withheld unless a relevant taxation treaty can be shown to apply and under such there are either exemptions or limitations on the level of tax to be withheld.

E.	Taxation

The following is a summary of material U.S. federal and Australian income tax considerations to U.S. holders, as defined below, of the acquisition, ownership and disposition of ADSs and ordinary shares. This discussion is based on the laws in force as of the date of this annual report, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the United States and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ADSs and ordinary shares in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.

This summary does not address the 3.8% U.S. Federal Medicare Tax on net investment income, the effects of U.S. federal estate and gift tax laws, the alternative minimum tax, or any state and local tax considerations within the United States, and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to acquire or dispose of ADSs or ordinary shares. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than, or in addition to, the United States and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

U.S. Federal Income Tax Considerations

The following summary, subject to the limitations set forth below, describes the material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of our ADSs and ordinary shares as of the date hereof. This summary is limited to U.S. Holders that hold our ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code.

This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to U.S. Holders subject to special tax rules, such as:

•	insurance companies;
•	banks or other financial institutions;
•	individual retirement and other tax-deferred accounts;
•	regulated investment companies;
•	real estate investment trusts;
•	individuals who are former U.S. citizens or former long-term U.S. residents;
•	brokers, dealers or traders in securities, commodities or currencies;
•	traders that elect to use a mark-to-market method of accounting;
•	persons holding our ADSs or ordinary shares through a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or S corporation;
•	grantor trusts;
•	tax-exempt entities;
•	persons that hold ADSs or ordinary shares as a position in a straddle or as part of a hedging, constructive sale, conversion or other integrated transaction for U.S. federal income tax purposes;
•	persons that have a functional currency other than the U.S. dollar;
•	persons that own (directly, indirectly or constructively) 10% or more of our equity (by vote or value); or
•	persons that are not U.S. holders (as defined below).

In this section, a “U.S. Holder” means a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person for U.S. federal income tax purposes.

In addition, this summary does not address the 3.8% Medicare contribution tax imposed on certain net investment income, the U.S. federal estate and gift tax or the alternative minimum tax consequences of the acquisition, ownership, and disposition of our ADSs or ordinary shares. We have not received nor do we expect to seek a ruling from the U.S. Internal Revenue Service, or the IRS, regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below. Each prospective investor should consult its own tax advisors with respect to the U.S. federal, state and local and non-U.S. tax consequences of acquiring, owning and disposing of our ADSs and ordinary shares.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes acquires, owns or disposes of ADSs or ordinary shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the U.S. federal income tax consequences of acquiring, owning and disposing of our ADSs or ordinary shares.

The discussion below is based upon the provisions of the Code, and the U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of acquiring, owning and disposing of ADSs or ordinary shares in light of your particular circumstances, including the possible effects of changes in U.S. federal and other tax laws.

ADSs

If you hold ADSs, you generally will be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom ADSs are released before shares are delivered to the depositary or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of non-U.S. withholding taxes (if any), and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries. For purposes of the discussion below, we assume that intermediaries in the chain of ownership between the holder of an ADS and us are acting consistently with the claim of U.S. foreign tax credits by U.S. Holders.

Certain Tax Consequences If We Are a Passive Foreign Investment Company

The rules governing passive foreign investment companies, or PFICs, can result in adverse tax consequences to U.S. Holders. We generally will be classified as a PFIC for any taxable year if (i) at least 75% of our gross income for the taxable year consists of certain types of passive income or (ii) at least 50% of our gross assets during the taxable year, based on a quarterly average and generally determined by value, produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from the disposition of assets that produce or are held for the production of passive income. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest

(by value) is taken into account. Under this rule, we should be deemed to own the assets and to receive the income of our wholly-owned subsidiaries for purposes of the PFIC determination. If we are classified as a PFIC in any taxable year with respect to which you own ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless you make the “deemed sale election” described below.

Because we did not have active business income in the taxable year ended June 30, 2018, we believe we were a PFIC in tax year 2018. We may also be a PFIC in future taxable years. The determination of our PFIC status for any taxable year, however, will not be determinable until after the end of the taxable year, and will depend on, among other things, the composition of our income and assets (which could change significantly during the course of a taxable year) and the market value of our assets for such taxable year, which may be, in part, based on the market price of our ADSs or ordinary shares (which may be especially volatile). The PFIC determination will depend, in part, on whether we are able to generate gross income from mining operations. You should consult your own tax advisor regarding our PFIC status.

U.S. Federal Income Tax Treatment of a Shareholder of a PFIC

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, absent certain elections (including the mark-to-market election or qualified electing fund election described below), you generally will be subject to adverse rules (regardless of whether we continue to be classified as a PFIC) with respect to (1) any “excess distribution” (generally, any distributions you receive on your ADSs or ordinary shares in a taxable year that are greater than 125% of the average annual distributions you receive in the three preceding taxable years or, if shorter, your holding period) and (2) any gain recognized from a sale or other disposition (including a pledge) of such ADSs or ordinary shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;
•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were classified as a PFIC in your holding period will be treated as ordinary income arising in the current taxable year; and
•	the amount allocated to each other taxable year during your holding period in which we were classified as a PFIC (i) will be subject to income tax at the highest rate in effect for that year and applicable to you and (ii) will be subject to an interest charge generally applicable to underpayments of tax with respect to the resulting tax attributable to each such year.

In addition, if you are a non-corporate U.S. Holder, you will not be eligible for reduced rates of taxation on any dividends that we pay if we are a PFIC for either the taxable year in which the dividend is paid or the preceding year.

If we are a PFIC, the tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) recognized on the transfer of the ADSs or ordinary shares cannot be treated as capital gains, even if the ADSs or ordinary shares are held as capital assets. Furthermore, unless otherwise provided by the U.S. Treasury Department, if we are a PFIC, you will be required to file an annual report (currently Form 8621) describing your interest in us, making an election on how to report PFIC income, and providing other information about your share of our income.

If we are classified as a PFIC and then cease to be so classified, a U.S. Holder may make an election (a “deemed sale election”) to be treated for U.S. federal income tax purposes as having sold such U.S. Holder’s ADSs or ordinary shares on the last day of our taxable year during which we were a PFIC. A U.S. Holder that makes a deemed sale election would then cease to be treated as owning stock in a PFIC. However, gain recognized as a result of making the deemed sale election would be subject to the adverse rules described above, and loss would not be recognized.

PFIC “Mark-to-Market” Election

In certain circumstances, a holder of “marketable stock” of a PFIC can avoid certain of the adverse rules described above by making a mark-to-market election with respect to such stock. For purposes of these rules, “marketable stock” is stock which is “regularly traded” (traded in greater than de minimis quantities on at least 15 days during each calendar quarter) on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury Regulations. A “qualified exchange” includes a national securities exchange that is registered with the SEC.

If you make a mark-to-market election, you must include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of your ADSs or ordinary shares that are “marketable stock” at the close of the taxable year over your adjusted tax basis in such ADSs or ordinary shares. If you make such election, you may also claim a deduction as an ordinary loss in each such year for the excess, if any, of your adjusted tax basis in such ADSs or ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The adjusted tax basis of your ADSs or ordinary shares with respect to which the mark-to-market election applies would be adjusted to reflect amounts included in gross income or allowed as a deduction because of such election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs or ordinary shares in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Under current law, the mark-to-market election may be available to U.S. Holders of ADSs if the ADSs are listed on Nasdaq, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on Nasdaq. While we would expect the Australian Stock Exchange, on which the ordinary shares are listed, to be considered a qualified exchange, no assurance can be given as to whether the Australian Stock Exchange is a qualified exchange, or that the ordinary shares would be traded in sufficient frequency to be considered regularly traded for these purposes.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

PFIC “QEF” Election

Alternatively, in certain cases, a U.S. Holder can avoid the interest charge and the other adverse PFIC tax consequences described above by obtaining certain information from the PFIC and electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. However, we do not anticipate that this option will be available to you because we do not intend to provide the information regarding our income that would be necessary to permit you to make this election.

You are urged to contact your own tax advisor regarding the determination of whether we are a PFIC and the tax consequences of such status.

Certain Tax Consequences If We Are Not a Passive Foreign Investment Company

Distributions

If you are a U.S. Holder of our ADSs or ordinary shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section generally will not apply to you. Instead, see “—Certain Tax Consequences If We Are A Passive Foreign Investment Company”.

As described in “Dividend Policy” above, we do not currently anticipate paying any distributions on our ADSs or ordinary shares in the foreseeable future. However, to the extent there are any distributions made with respect to our ADSs or ordinary shares in the foreseeable future, and subject to the passive foreign investment company, or PFIC, rules discussed above, the gross amount of any such distributions (without deduction for any withholding tax) made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to you as ordinary dividend income on the date such distribution is actually or constructively received. Distributions in excess of our current and accumulated earnings and profits, as so determined, will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the ADSs or ordinary shares, as applicable, and thereafter, as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, you should expect to treat any distributions paid with respect to our ADSs or ordinary shares as dividend income. See “—Backup Withholding Tax and Information Reporting Requirements” below. If you are a corporate U.S. Holder, dividends paid to you generally will not be eligible for the dividends-received deduction generally allowed under the Code.

Subject to certain exceptions for short-term and hedged positions, if you are a non-corporate U.S. Holder, dividends paid to you by a “qualified foreign corporation” may be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends”. Dividends will be treated as qualified dividends if (a) certain holding period requirements are satisfied, (b) we are eligible for benefits under the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, as amended (the “Treaty”) or our ADSs or ordinary shares are readily tradable on an established U.S. securities market, and (c) we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC.

The Treaty has been approved for the purposes of the qualified dividend rules. IRS guidance indicates that our ADSs (which are listed on Nasdaq) are readily tradeable for purposes of satisfying the conditions required for these reduced tax rates, but there can be no assurance that our ADSs will be considered readily tradeable on an established securities market in subsequent years. We do not expect that our ordinary shares will be listed on an established securities market in the United States.

As discussed above, we believe we were a PFIC in our taxable year ending June 30, 2018. Therefore, the reduced rate of taxation available to U.S. Holders of a “qualified foreign corporation” is not expected to be available for such years or any subsequent year in which we are classified as a PFIC. See the discussion above under “—Certain Tax Consequences If We Are a Passive Foreign Investment Company”. You should consult your tax advisor regarding the availability of the reduced tax rate on any dividends paid with respect to our ADSs ordinary shares.

Distributions paid in Australian dollars, including any Australian taxes withheld, will be included in your gross income in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the date of actual or constructive receipt, regardless of whether the Australian dollars are converted into U.S. dollars at that time. If Australian dollars are converted into U.S. dollars on the date of actual or constructive receipt, your tax basis in those Australian dollars should be equal to their U.S. dollar value on that date and, as a result, you generally should not be required to recognize any foreign exchange gain or loss.

If Australian dollars so received are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the Australian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Australian dollars generally will be treated as ordinary income or loss to you and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends you receive with respect to ADSs or ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends generally will be categorized as “passive” income. Subject to certain limitations, you generally will be entitled, at your option, to claim either a credit against your U.S. federal income tax liability or a deduction in computing your U.S. federal taxable income in respect of any Australian taxes withheld. If you elect to claim a deduction, rather than a foreign tax credit, for Australian taxes withheld for a particular taxable year, the election will apply to all foreign taxes paid or accrued by you or on your behalf in the particular taxable year.

The availability of the foreign tax credit and the application of the limitations on its availability are fact specific and are subject to complex rules. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “—Australian Tax Considerations—Taxation of Dividends”. You should also consult your tax advisor regarding the application of the foreign tax credit rules to the QEF and mark-to-market regimes described above in the event we are a PFIC (as we believe to be the case with respect to taxable year 2018 and as we may be in future taxable years).

Sale, Exchange or Other Disposition of ADSs or Ordinary Shares

If you are a U.S. Holder of our ADSs or ordinary shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section generally will not apply to you—instead, see the discussion above under “—Certain Tax Consequences If We Are A Passive Foreign Investment Company”.

Subject to the PFIC rules discussed above, you generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of ADSs or ordinary shares equal to the difference between the amount realized on the disposition (determined in the case of sales or exchanges in currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if sold or exchanged on an established securities market and you are a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and your adjusted tax basis (as determined in U.S. dollars) in the ADSs or ordinary shares. Your initial tax basis will be your U.S. dollar purchase price for such ADSs or ordinary shares.

Assuming we are not a PFIC and have not been treated as a PFIC during your holding period for your ADSs or ordinary shares, this recognized gain or loss will generally be long-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year. Generally, if you are a non-corporate U.S. Holder, long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. However, in limited circumstances, the Treaty can re-source U.S. source income as Australian source income. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ADSs or ordinary shares. See “—Australian Tax Considerations—Tax on Sales or other Dispositions of Shares”.

Backup Withholding Tax and Information Reporting Requirements

Payments of dividends with respect to the ADSs or ordinary shares and proceeds from the sale, exchange or other disposition of the ADSs or ordinary shares, by a U.S. paying agent or other U.S. intermediary, or made into the United States, will be reported to the IRS and to you as may be required under applicable Treasury regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or otherwise fail to comply with applicable certification requirements. Certain U.S. Holders are not subject to backup withholding and information reporting. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded (or credited against your U.S. federal income tax liability, if any), provided the required information is timely furnished to the IRS. Prospective investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

Certain individual U.S. Holders (and under Treasury regulations, certain entities) may be required to report to the IRS (on Form 8938) information with respect to their investment in the ADSs or ordinary shares not held through an account with a U.S. financial institution. If you acquire any of the ADSs or ordinary shares for cash, you may be required to file an IRS Form 926 with the IRS and to supply certain additional information to the IRS if (i) immediately after the transfer, you own directly or indirectly (or by attribution) at least 10% of our total voting power or value or (ii) the amount of cash transferred to us in exchange for the ADSs or ordinary shares when aggregated with all related transfers under applicable regulations exceeds an applicable dollar threshold. You are urged to consult with your own tax advisor regarding the reporting obligations that may arise from the acquisition, ownership or disposition of our ADSs or ordinary shares.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ADSs or ordinary shares. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

Certain Australian Income Tax Considerations

In this section, we discuss the material Australian income tax, stamp duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ordinary shares or ADSs.

It is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies, tax exempt organizations or funds managers). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty.

Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the acquisition, ownership and disposition of the shares. As used in this summary a “Non-Australian Shareholder” is a holder that is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment.

Nature of ADSs for Australian Taxation Purposes

A U.S. holder of ADSs will be treated for Australian taxation purposes as being “absolutely entitled” to the underlying ordinary shares in the Company in accordance with Taxation Ruling TR 2004/D25. Consequently, the underlying ordinary shares will be regarded as owned by the ADS holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends paid to the ADS holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis we discuss the tax consequences to Non-Australian Shareholders of holding ordinary shares for Australian taxation purposes. We note that the holder of an ADS will be treated for Australian tax purposes as the owner of the underlying ordinary shares that are represented by such ADSs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. An exemption for dividend withholding tax can also apply to unfranked dividends that are declared to be conduit foreign income, or CFI, and paid to Non-Australian Shareholders. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to a resident of the United States which is beneficially entitled to that dividend is limited to 15% where that resident is a qualified person for the purposes of the Double Taxation Convention between Australia and the United States.

If a Non-Australian Shareholder is a company and owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5%. In limited circumstances the rate of withholding can be reduced to zero.

Tax on Sales or Other Dispositions of Shares—Capital Gains Tax

Non-Australian Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of ordinary shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last 2 years prior to disposal.

Non-Australian Shareholders who own an associate inclusive interest of 10% or more would be subject to Australian capital gains tax provided that more than 50% of our direct or indirect assets, determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. The Double Taxation Convention between the United States and Australia is unlikely to limit Australia’s right to tax any gain in these circumstances. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains. The net capital gain is included in the Non-Australian Shareholder’s income and may be reduced by any other Australian deductions or carry forward tax losses, subject to satisfying the relevant tax loss recoupment rules.

A 12.5% non-final withholding obligation applies when a non-resident disposes of certain taxable Australian property (which can include shares in a company as discussed above).

Tax on Sales or Other Dispositions of Shares—Shareholders Holding Shares on Revenue Account

Some Non-Australian Shareholders may hold shares on revenue rather than on capital account for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income taxing provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian Shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5%. Where the Non-Australian Shareholder is entitled to the benefit of the Double Taxation Convention between the United States and Australia, it will only be subject to tax on Australian-sourced gains on disposal of the shares where our assets consist wholly or principally of real property situated in Australia. Non-Australian Shareholders that are companies will be assessed at a rate of 30%.

To the extent an amount would be included in a Non-Australian Shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax in Australia on any part of the income gain or capital gain.

Dual Residency

If a shareholder is a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

No Australian stamp duty is payable by Australian residents or non-Australian residents on the issue and trading of our shares on the basis that all of our issued shares remain quoted on the ASX at all times, and no shareholder acquires or commences to hold (on an associate inclusive basis) 90% or more of all of our issued shares.

No Australian stamp duty is payable on the issue and trading of ADSs.

Australian Death Duty

Australia does not have estate or death duties. As a general rule, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax.

Goods and Services Tax

The issue or transfer of shares by or to a non-Australian resident investor will not incur Australian goods and services tax.

F.	Dividends and Paying Agents

We have not declared any dividends during fiscal 2016, 2017 or 2018 and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of the ADSs, subject to the terms of the deposit agreement. See “Description of Securities Other Than Equity Securities—American Depositary Shares”.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. You may read and copy the annual report on Form 20-F, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

In addition, since our ordinary shares are traded on the ASX, we have file annual and semi-annual reports with, and furnish information to, the ASX, as required under the ASX Listing Rules and the Corporations Act. Copies of our filings with the ASX can be retrieved electronically at www.asx.com.au. We also maintain a web site at piedmontlithium.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to the cash and short-term deposits with a floating interest rate. These financial assets with variable rates expose us to cash flow interest rate risk. All other financial assets and liabilities, in the form of receivables and payables are non-interest bearing. At June 30, 2018, 2017 and 2016, we had $7.2 million, $3.5 million and $1.4 million, respectively, of cash and short-term deposits. We estimate that a 1.0% (100 basis point) increase in interest rates at June 30, 2018 would have increased our profits and equity by $64,857 for fiscal 2018. We estimate that a 1.0% (100 basis point) decrease in interest rates at June 30, 2018 would have decreased our profits and equity by $64,857 for fiscal 2018. We currently do not engage in any hedging or derivative transactions to manage interest rate risk.

Foreign Currency Risk

While the presentation currency of the Company is U.S. dollars, the Australian Dollar remains the functional currency of the Company, and as such as a result of our operations in the United States, we are subject to foreign currency risk. Such exposure arises from transactions denominated in currencies other than the functional currency of the entity, primarily from certain of our subsidiaries whose functional currency is U.S. dollars. Foreign currency risk arises upon translation of the net assets of such subsidiaries into Australian dollars. We record foreign currency gains or losses arising from this risk in the foreign currency translation reserve. We currently do not enter into hedging or derivative transactions to manage foreign currency risk.

Our net exposure to financial instruments denominated in foreign currencies was $1,863,441 at June 30, 2018. We estimate that a 10% appreciation of the Australian dollar against the U.S. dollar would have increased our profit and equity by $186,344 for fiscal 2018. We estimate that a 10% depreciation of the Australian dollar against the U.S. dollar would have decreased our profit and equity by $186,344 for fiscal 2018.

Commodity Price Risk

Although we are currently engaged in exploration and development activities, we are exposed to commodity price risk because commodity prices affect the economic feasibility of mining on our properties and the value of such properties. These commodity prices can be volatile and are influenced by factors beyond our control. We currently do not enter into hedging or derivative transactions to manage commodity price risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS represents 100 shares (or a right to receive 100 shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Australia, as custodian for the depositary. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay the depositary:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	•	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.05 (or less) per ADS per calendar year	•	Depositary services

Registration or transfer fees	•	Registration of transfers of shares on our share register to or from the name of the depositary or its nominee or the custodian or its nominee when you deposit or withdraw shares

Expenses of the depositary	•	Cable and facsimile transmissions (when expressly provided in the deposit agreement)
	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary, custodian or their agents for servicing the deposited securities	•	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

In fiscal 2018, the depositary did not reimburse us for any fees or expenses.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES
A.	Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2018. “Disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2018. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

B.	Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s Registered Public Accounting firm, because an emerging growth company under JOBS Act is exempted from such attestation requirement.

D.	Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Beristain is an audit committee financial expert and is independent under the listing standards of the Nasdaq Capital Market for audit committee members and the heightened independence requirement for audit committee members required by Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our executive officers, including our chief executive officer, chief financial officer, chief accounting officer or controller, or persons performing similar functions. The code of ethics is publicly available under the “Corporate” section of our website at www.piedmontlithium.com. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the fees billed by Deloitte Touche Tohmatsu, which has served as our independent registered public accounting firm for the last two completed fiscal years.

Services Rendered	Fiscal 2017	Fiscal 2018
Audit	$18,485	$25,586
Audited-Related	—	264,420
Tax	—	—
Other	—	—
Total	$18,485	$290,006

Pre-Approval Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent registered public accounting firm, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. All of the fees described above were pre-approved by our board of directors prior to our listing on Nasdaq and by the Audit Committee after our listing on Nasdaq.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

In connection with our initial listing on Nasdaq and registration under the Exchange Act, we have elected to use the exemption from audit committee standards set forth in Rule 10A-3(b)(1)(iv). One additional independent director will be appointed to the audit committee during the one year after our listing on Nasdaq, as required by the rules of the SEC and Nasdaq. Our board of directors has determined that reliance on the phase-in exemption does not materially adversely affect the ability of our audit committee to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser of us, purchased any of our securities during the year ended June 30, 2018.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Additional Corporate Governance Differences

The Nasdaq Capital Market allows a foreign private issuer, such as Piedmont, to follow its home country practices in lieu of certain of Nasdaq’s corporate governance standards. We rely on exemptions from certain corporate governance standards and instead follow laws, rules, regulations or generally accepted business practices in Australia, as described below:

•	We rely on an exemption from the independence requirements for a majority of our board of directors. The ASX Corporate Governance Principles and Recommendations contain non-binding recommendations that all ASX-listed companies should strive to achieve, including a majority of the board being comprised of independent directors. Due to Australian law and generally accepted business practices in Australia regarding director independence, we have departed from this recommendation and differ to the independence requirements under the Nasdaq Capital Market. Accordingly, we claim this exemption.
•	We rely on an exemption from the requirement that our independent directors meet regularly in executive sessions. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we claim this exemption.

•	We rely on an exemption from the quorum requirements applicable to meetings of shareholders under the Nasdaq Capital Market. In compliance with Australian law, our Constitution provides that two shareholders present shall constitute a quorum for a general meeting. The Nasdaq Capital Market require that an issuer provide for a quorum as specified in its bylaws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ from the Nasdaq Capital Market’s quorum requirements, we seek to claim this exemption.
•	We rely on an exemption from the requirement that we establish compensation and nominating committees and that all members of such committees be independent as defined by Nasdaq. Nasdaq rules would require that nominations to be determined, or recommended to the board of directors for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on our board of directors. Instead, compensation of our directors and officers will be determined by our board of directors. The ASX Listing Rules and Australian law do not require an Australian company to establish a compensation committee, known in Australia as a remuneration committee, or a nominating committee comprised solely of non-executive directors if the company is not included in the S&P/ASX300 Index at the beginning of its fiscal year. We were not included on the S&P/ASX300 Index at the beginning of our last fiscal year and, hence, are not required under ASX Listing Rules to have a remuneration committee or a nominating committee. The ASX Corporate Governance Principles and Recommendations contain a non-binding recommendation that all ASX-listed companies should have a remuneration committee and nominating committee comprised of at least three members, a majority of whom (including the chair) are “independent”. While these recommendations contain guidelines for assessing independence, ASX-listed entities are able to adopt their own definitions of an independent director for this purpose and is different from the definition in the Nasdaq rules.
•	We rely on an exemption from the requirement prescribed by the Nasdaq Capital Market that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of controls or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or an additional 10% capacity to issue equity securities for the proceeding 12-month period if shareholder approval by special resolution is sought at the Company’s annual general meeting) of our issued share capital in any 12-month period (but, in determining the available issue limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) directors or their associates acquiring securities under an employee incentive plan. Due to differences between Australian law and rules and the Nasdaq shareholder approval requirements, we claim this exemption.
•	We rely on an exemption from the requirement that issuers must in compliance with Nasdaq rules maintain charters for a nomination committee and compensation committee. In addition, we rely on an exemption from the requirement that issuers must maintain a code of conduct in compliance with the Nasdaq rules. Applicable Australian law does not require the Company to maintain any charters for their committees nor does such law require the Company maintain a code of conduct.

Following our home country governance practices, as opposed to the requirements that would otherwise apply to a United States company listed on the Nasdaq Capital Market, may provide less protection than is accorded to investors in a U.S. issuer.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable because we do not currently operate any mines subject to the U.S. Federal Mine Safety and Health Act of 1977.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19.	EXHIBITS
Exhibit Number	Description
1.1
Certificate of the Registration of a Company of Penfold Printers Limited, dated September 27, 1983 (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F, filed on March 16, 2018).

1.2
Certificate of Registration on Change of Name of Piedmont Lithium Limited, dated August 18, 2017 (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form 20-F, filed on March 16, 2018).

1.3	Constitution of WCP Resources Limited, dated November 27, 2009 (incorporated by reference to Exhibit 1.3 to the Company’s Registration Statement on Form 20-F, filed on March 16, 2018).
2.1
Form of Amended and Restated Deposit Agreement among Piedmont Lithium Limited, The Bank of New York Mellon, and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on Form 20-F, filed on March 16, 2018).

8.1	Subsidiaries of Piedmont Lithium Limited
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer
100.1	XBRL
101.1	XBRL

Piedmont Lithium Limited (formerly WCP Resources Limited)

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
for the years ended June 30, 2018, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Piedmont Lithium Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Piedmont Lithium Limited and subsidiaries (the “Company”) as of June 30, 2018 and 2017, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Presentation Currency

As discussed in note 1(b) to the financial statements, the Company has elected to change its presentation currency from Australian dollars to United States dollars during the year ended June 30, 2018, and has applied the change retrospectively to all periods presented.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Perth, Australia

October 31, 2018

We have served as the Company's auditor since 2010.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER
COMPREHENSIVE INCOME
FOR THE YEARS ENDED JUNE 30, 2018, 2017 AND 2016

	Notes	2018	Restated 2017	Restated 2016
		US$	US$	US$
Continuing operations
Interest income		132,752	33,936	39,002
Exploration and evaluation expenses		(6,021,506)	(1,132,846)	(39,903)
Corporate and administrative expenses		(1,160,608)	(444,388)	(281,797)
Business development expenses		(1,207,907)	(233,538)	(139,107)
Share based payments	15	(1,172,164)	(861,973)	72,471
Foreign stock exchange listing expenses		(580,922)	—	—
Other income and expenses	2	52,538	(619)	69,701
Loss before income tax		(9,957,817)	(2,639,428)	(279,633)
Income tax expense	3	—	—	—
Loss for the year		(9,957,817)	(2,639,428)	(279,633)
Loss attributable to members of Piedmont Lithium Limited		(9,957,817)	(2,639,428)	(279,633)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		(249,205)	58,802	(57,902)
Other comprehensive (loss)/income for the year, net of tax		(249,205)	58,802	(57,902)
Total comprehensive loss for the year		(10,207,022)	(2,580,626)	(337,535)
Total comprehensive loss attributable to members of Piedmont Lithium Limited		(10,207,022)	(2,580,626)	(337,535)

Basic loss per share (cents per share)	13	(1.91)	(0.64)	(0.07)
Diluted loss per share (cents per share)	13	(1.91)	(0.64)	(0.07)

The above Consolidated Statements of Profit or Loss and other Comprehensive Income should be read in conjunction with the accompanying notes. All amounts presented in respect of prior periods have been restated to reflect the change in presentation currency as set out in the accounting policies.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2018 AND 2017

	Notes	2018	Restated 2017
		US$	US$
ASSETS
Current Assets
Cash and cash equivalents	5	7,238,489	3,536,318
Trade and other receivables	6	72,110	33,977
Total Current Assets		7,310,599	3,570,295

Non-Current Assets
Exploration and evaluation assets	7	742,017	177,800
Property, plant and equipment	8	3,982	3,895
Total Non-Current Assets		745,999	181,695
TOTAL ASSETS		8,056,598	3,751,990

LIABILITIES
Current Liabilities
Trade and other payables	9	1,989,084	483,427
Total Current Liabilities		1,989,084	483,427

TOTAL LIABILITIES		1,989,084	483,427

NET ASSETS		6,067,514	3,268,563

EQUITY
Contributed equity	10	40,483,348	28,512,793
Reserves	11	1,966,308	1,180,095
Accumulated losses	12	(36,382,142)	(26,424,325)

TOTAL EQUITY		6,067,514	3,268,563

The above Consolidated Statements of Financial Position should be read in conjunction with the accompanying notes. All amounts presented in respect of prior periods have been restated to reflect the change in presentation currency as set out in the accounting policies.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED JUNE 30, 2018, 2017 AND 2016

	Contributed Equity	Share-Based Payments Reserve	Foreign Currency Translation Reserve	Accumulated Losses	Total Equity
	US$	US$	US$	US$	US$
Balance at July 1, 2017	28,512,793	861,973	318,122	(26,424,325)	3,268,563
Net loss for the year	—	—	—	(9,957,817)	(9,957,817)
Exchange differences arising on translation of foreign operations	—	—	(249,205)	—	(249,205)
Total comprehensive loss for the year	—	—	(249,205)	(9,957,817)	(10,207,022)
Issue of shares	12,304,000	—	—	—	12,304,000
Exercise of options	324,271	(136,746)	—	—	187,525
Share issue costs	(657,716)	—	—	—	(657,716)
Share based payments	—	1,172,164	—	—	1,172,164
Balance at June 30, 2018	40,483,348	1,897,391	68,917	(36,382,142)	6,067,514

Balance at July 1, 2016 (Restated)	24,908,762	—	259,320	(23,784,897)	1,383,185
Net loss for the year	—	—	—	(2,639,428)	(2,639,428)
Exchange differences arising on translation of foreign operations	—	—	58,802	—	58,802
Total comprehensive loss for the year	—	—	58,802	(2,639,428)	(2,580,626)
Issue of shares	3,840,034	—	—	—	3,840,034
Share issue costs	(236,003)	—	—	—	(236,003)
Share based payments	—	861,973	—	—	861,973
Balance at June 30, 2017 (Restated)	28,512,793	861,973	318,122	(26,424,325)	3,268,563

Balance at July 1, 2015 (Restated)	24,908,762	72,471	317,222	(23,505,264)	1,793,191
Net loss for the year	—	—	—	(279,633)	(279,633)
Exchange differences arising on translation of foreign operations	—	—	(57,902)	—	(57,902)
Total comprehensive loss for the year	—	—	(57,902)	(279,633)	(337,535)
Share based payments	—	(72,471)	—	—	(72,471)
Balance at June 30, 2016 (Restated)	24,908,762	—	259,320	(23,784,897)	1,383,185

The above Consolidated Statements of Changes in Equity should be read in conjunction with the accompanying notes. All amounts presented in respect of prior periods have been restated to reflect the change in presentation currency as set out in the accounting policies.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2018, 2017 AND 2016

	Notes	2018	Restated 2017	Restated 2016
		US$	US$	US$
Operating activities
Payments to suppliers and employees		(7,713,845)	(1,365,603)	(446,188)
Interest received		131,849	34,008	43,203
Net cash flows used in operating activities	5	(7,581,996)	(1,331,595)	(402,985)

Investing activities
Purchase of exploration and evaluation assets		(564,217)	(177,800)	—
Purchase of property, plant and equipment		(1,346)	(4,055)	—
Payment of deposits		(36,617)	—	—
Proceeds from sale of available-for-sale investments		—	—	77,895
Net cash flows used in investing activities		(602,180)	(181,855)	77,895

Financing activities
Proceeds from issue of shares	10(a)	12,491,525	3,840,034	—
Share issue costs	10(a)	(657,716)	(236,003)	—
Net cash flows from financing activities		11,833,809	3,604,031	—

Net increase/(decrease) in cash and cash equivalents		3,649,633	2,090,581	(325,090)
Net foreign exchange differences		52,538	65,379	(56,438)
Cash and cash equivalents at beginning of year		3,536,318	1,380,358	1,761,886
Cash and cash equivalents at the end of the year	5	7,238,489	3,536,318	1,380,358

The above Consolidated Statements of Cash Flows should be read in conjunction with the accompanying notes. All amounts presented in respect of prior periods have been restated to reflect the change in presentation currency as set out in the accounting policies.

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2018, 2017 AND 2016

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparing the consolidated financial statements of Piedmont Lithium Limited (“Piedmont” or “Company”) and its consolidated entities (“Consolidated Entity” or “Group”) for the years ended June 30, 2018, 2017 and 2016 are stated to assist in a general understanding of the consolidated financial statements.

Piedmont is a company limited by shares incorporated and domiciled in Australia whose ordinary shares are publicly traded on the Australian Securities Exchange (“ASX”) in Australia under the symbol “PLL” and whose American depositary shares (“ADSs”) are publicly traded on the Nasdaq Capital Market (“Nasdaq”) in the U.S. under the symbol “PLLL”.

The principal activities of the Group during fiscal 2018, fiscal 2017 and fiscal 2016 consisted of the identification, acquisition, exploration and development of resource projects. During fiscal 2017, the Group identified and acquired the Piedmont Lithium Project (“Project”) located in the United States and subsequently the Group has focussed on the exploration, appraisal, and development of the Project.

The consolidated financial statements of the Group for the years ended June 30, 2018, 2017 and 2016 were authorised for issue in accordance with a resolution of the Directors on October 30, 2018.

(a)	Basis of preparation

The consolidated financial statements are general purpose financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Group is a for-profit entity for the purposes of preparing the consolidated financial statements.

The consolidated financial statements have been prepared on a historical cost basis.

The financial report is presented in United States dollars (US$).

(b)	Change in presentation currency

The Company has elected to change its presentation currency from A$ to US$. The change in presentation currency is to better reflect the Group’s business activities and to enhance comparability with its industry peer group, the majority of which report in U.S. dollars. Prior to the change, the Company reported its financial statements in A$.

A change in presentation currency is a change in accounting policy which is accounted for retrospectively in accordance with the requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. In making this change in presentation currency, the Company followed the requirements set out in IAS 21 The Effects of Changes in Foreign Exchange Rates. As required by IAS 21, the consolidated statement of profit or loss and other comprehensive income and the consolidated statement of cash flows for each period have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated statement of financial position dates. Shareholders’ equity transactions have been translated using the rates of exchange in effect as of the dates of the various capital transactions. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US$ and the effect on the consolidated financial statements resulted in a foreign currency translation reserve of US$317,222 at July 1, 2015.

(c)	Statement of Compliance

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the IASB that are relevant to its operations and effective for the current annual reporting period.

The adoption of these new and revised standards has not resulted in any significant changes to the Group's accounting policies or to the amounts reported for the current or prior periods. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

International Financial Reporting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ended June 30, 2018. Those which may be relevant to the Group are set out in the table below. The Company is currently assessing the impact of those new standards on its financial statements but does not expect any to have a significant impact on the Group's consolidated results and financial position.

Standard/Interpretation	Application Date of Standard	Application Date for Group
IFRS 9 Financial Instruments, and relevant amending standards	January 1, 2018	July 1, 2018
IFRS 15 Revenue from Contracts with Customers, and relevant amending standards	January 1, 2018	July 1, 2018
Amendments to IFRS 2 Share-based Payments – Classification and Measurement of Share-based Payment Transactions	January 1, 2018	July 1, 2018
IFRIC 22 Foreign Currency Transactions and Advance Consideration	January 1, 2018	July 1, 2018
IFRS 16 Leases	January 1, 2019	July 1, 2019

IFRS 16 Leases was issued in February 2016. It will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The exceptions are short-term and low-value leases. The group is in the process of assessing the impact of adopting the new standard and how this may affect the Group’s profit or loss and classification of cash flows going forward. The adoption of this standard is mandatory for financial years commencing on or after January 1, 2019. At this stage, the group does not intend to adopt the standard before its effective date.

(d)	Principles of Consolidation

The consolidated financial statements incorporate the assets, liabilities and results of the Company and all subsidiaries of the Company for the years presented.

Control is achieved when the Company has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power.

Subsidiaries are all those entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies, so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Intercompany transactions and balances, income and expenses and profits and losses between Group companies, are eliminated. Investments in subsidiaries are accounted for at cost in the Statement of Financial Position of the Company.

(e)	Foreign Currencies
(i)	Functional and presentation currency

The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates. The Company’s functional currency is Australian dollars. The consolidated financial statements are presented in United States dollars which is the Company's presentation currency. Refer to note 1(b) for further information on the change in presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

(iii)	Group companies

The financial results and position of foreign operations whose functional currency is different from the group's presentation currency are translated as follows:

•	assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
•	income and expenses are translated at average exchange rates for the period; and
•	retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in equity. These differences are recognised in profit or loss in the period in which the operation is disposed.

(f)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less, and bank overdrafts.

(g)	Trade and Other Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due and are interest free.

(h)	Investments and Other Financial Assets

Financial assets in the scope of IAS 39 Financial Instruments: Recognition and Measurement are classified as either financial assets at fair value though profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale investments, as appropriate. When financial assets are recognised initially they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, when allowed and appropriate, re-evaluates this designation at each financial year-end.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorised as held for trading unless they are designated as hedges.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than twelve months after the reporting date which are classified as non-current assets. Loans and receivables are included in receivables in the Statement of Financial Position.

(i)	Property, Plant and Equipment
(i)	Cost and valuation

All classes of property, plant and equipment are measured at cost.

(ii)	Depreciation

Depreciation is provided on a straight-line basis on all property, plant and equipment.

	2018	2017	2016
Major depreciation periods are:
Plant and equipment:	5 years	5 years	5 years
(j)	Exploration and Development Expenditure

Expenditure on exploration and evaluation is accounted for in accordance with the ‘area of interest' method and with IFRS 6 Exploration for and Evaluation of Mineral Resources.

Exploration and evaluation expenditure encompasses expenditures incurred by the Group in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

For each area of interest, expenditure incurred in the acquisition of rights to explore is capitalised and recognised as an exploration and evaluation asset. This includes option payments made to landowners under the Group’s option agreements with local landowners which are considered part of the acquisition costs. Exploration and evaluation assets are measured at cost at recognition and are recorded as an asset if:

(i)	the rights to tenure of the area of interest are current; and
(ii)	at least one of the following conditions is also met:
•	the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; and
•	exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

All other exploration and evaluation expenditures are expensed as incurred.

Once the technical feasibility and commercial viability of a program or project has been demonstrated with a bankable feasibility study, the carrying amount of the exploration and evaluation expenditure in respect of the area of interest is reclassified as a “mine development property” and future expenditures incurred in the development of that area of interest is accounted for in accordance with the Group’s policy for Property, Plant & Equipment, as described in note 1(i).

Impairment

Capitalised exploration costs are reviewed each reporting date to establish whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalised exploration costs is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in previous years.

Where a decision is made to proceed with development, accumulated expenditure is tested for impairment and transferred to development properties, and then amortised over the life of the reserves associated with the area of interest once mining operations have commenced. Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(k)	Payables

Liabilities are recognised for amounts to be paid in the future for goods and services received. Trade accounts payable are normally settled within 60 days.

(l)	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

(m)	Interest Income

Interest income is recognised as it accrues, taking into account the effective yield on the financial asset. Interest income relates to interest arising from cash and cash equivalents balances.

(n)	Income Tax

The income tax expense for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose on goodwill or in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against tax liabilities and the deferred tax liabilities relate to the same taxable entity and the same taxation authority.

(o)	Employee Entitlements

Provision is made for the Group's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled wholly within 12 months have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than 12 months have been measured at the present value of the estimated future cash outflows to be made for those benefits.

(p)	Earnings per Share

Basic earnings per share (“EPS”) is calculated by dividing the net profit attributable to members of the Company for the reporting period, after excluding any costs of servicing equity, by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential Ordinary Shares and the effect on revenues and expenses of conversion to Ordinary Shares associated with dilutive potential Ordinary Shares, by the weighted average number of Ordinary Shares and dilutive Ordinary Shares adjusted for any bonus issue.

(q)	Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables in the Statement of Financial Position are shown inclusive of GST.

Cash flows are presented in the Statement of Cash Flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

(r)	Use and Revision of Accounting Estimates, Judgements and Assumptions

The preparation of the financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following note:

•	Recognition of tax losses (Note 3);
•	Impairment of exploration and evaluation expenditures (Note 7); and
•	Share-based payments (Note 15).
(s)	Operating Segments

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the board of directors.

Operating segments have been identified based on the information provided to the chief operating decision makers – being the board of directors.

The group aggregates two or more operating segments when they have similar economic characteristics, and the segments are similar in each of the following respects:

•	Nature of the products and services,
•	Nature of the production processes,
•	Type or class of customer for the products and services,
•	Methods used to distribute the products or provide the services, and if applicable,
•	Nature of the regulatory environment.

Operating segments that meet the quantitative criteria as prescribed by IFRS 8 Operating Segments are reported separately. However, an operating segment that does not meet the quantitative criteria is still reported separately where information about the segment would be useful to users of the financial statements.

Information about other business activities and operating segments that are below the quantitative criteria are combined and disclosed in a separate category for “all other segments”.

(t)	Impairment of Assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(u)	Fair Value Estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the reporting date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over the counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the reporting date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(v)	Issued and Unissued Capital

Ordinary Shares and Performance Shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(w)	Dividends

Provision is made for the amount of any dividend declared on or before the end of the year but not distributed at balance date.

(x)	Share-Based Payments

Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. Fair value is determined using the Black Scholes option pricing model.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company's estimate of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to the share based payments reserve.

Equity-settled share-based payments may also be provided as consideration for the acquisition of assets. Where ordinary shares are issued, the transaction is recorded at fair value based on the quoted price of the ordinary shares at the date of issue. The acquisition is then recorded as an asset or expensed in accordance with accounting standards.

2.	OTHER INCOME AND EXPENSES
		2018	2017	2016
	Note	US$	US$	US$
Other income
Net foreign exchange gain		52,538	—	—
Net gain on sale of available-for-sale investments		—	—	69,701
		52,538	—	69,701

Other expenses
Net foreign exchange loss		—	(619)	—

Depreciation, amortisation and impairment
Included in corporate and administrative expenses:
Depreciation of plant and equipment	8	(1,259)	(1,133)	(5,426)
Included in exploration and evaluation expenses:
Impairment of exploration and evaluation asset	7	—	(39,251)	—
		(1,259)	(40,384)	(5,426)

Employee benefits expense (including KMP)
Included in corporate and administrative expenses:
Wages, salaries and fees		(1,407,045)	(205,853)	(67,555)
Defined contribution plans		(18,876)	(14,179)	(6,418)
Other employee benefits		(66,735)	—	—
Included in exploration and evaluation expenses:
Wages, salaries and fees		(242,249)	(138,025)	(29,981)
Defined contribution plans		—	—-	(2,848)
Termination payments		—	-—	(3,190)
Included in business development expenses:
Wages, salaries and fees		—	(79,223)	(99,164)
Defined contribution plans		—	—	(4,578)
Termination payments		—	—	(3,190)
Included in share-based payments:
Share based payments	15	(1,172,164)	(861,973)	72,471
		(2,907,069)	(1,299,253)	(144,453)

3.	INCOME TAX
	2018	2017	2016
	US$	US$	US$
Recognised in profit or loss
Current income tax:
Current income tax benefit in respect of the current year	—	—	—
Deferred income tax:
Origination and reversal of temporary differences	—	—	—
Income tax expense reported in profit or loss	—	—	—

Reconciliation between tax expense and accounting loss before income tax
Accounting loss before income tax	(9,957,817)	(2,639,428)	(279,633)
At the Australian income tax rate of 27.5% (2017: 27.5%) (2016: 30%)	(2,738,400)	(725,843)	(83,890)
Expenditure not allowable for income tax purposes	612,788	301,266	75,445
Income not assessable for income tax purposes	(14,448)	—	—
Effect of decrease in Australian income tax rate	—	216,833	—
Effect of higher tax rates in the United States	(551,859)	(81,129)	—
Exchange differences on translation of foreign operations	105,045	7,236	—
Adjustments in respect of deferred income tax of previous years	(56,213)	(87,522)	(90,805)
Effect of deferred tax assets not brought to account	2,643,087	369,159	99,250
Income tax expense reported in profit or loss	—	—	—

Deferred Tax Assets and Liabilities
Deferred Tax Liabilities:
Accrued interest	3,292	2,835	934
Exploration and evaluation assets	—	—	11,366
Deferred tax assets used to offset deferred tax liabilities	(3,292)	(2,835)	(12,300)
	—	—	—
Deferred Tax Assets:
Accrued expenditures	25,160	6,640	5,811
Tax losses available to offset against future taxable income	5,504,853	2,879,828	2,433,482
Deferred tax assets used to offset deferred tax liabilities	(3,292)	(2,835)	(12,300)
Deferred tax assets not brought to account (1)(2)	(5,526,721)	(2,883,633)	(2,426,993)
	—	—	—

Notes:

1	The benefit of deferred tax assets not brought to account will only be brought to account if: (a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised; (b) the conditions for deductibility imposed by tax legislation continue to be complied with; and (c) no changes in tax legislation adversely affect the Group in realising the benefit.
2	The Group is currently considering the impact of the U.S. Tax Cuts and Jobs Act which became law on December 22, 2017 and is effective for taxable years beginning after December 31, 2017. No historic tax losses are recognized as at June 30, 2017, 2016, or 2015 given it was not probable at these dates that such losses will be utilized, as is required under IAS 12 Income Taxes. The Tax Cuts and Jobs Act has no impact on the statement of financial position as of these dates, but may impact the recognition of deferred tax assets related to historic tax losses if recognized in future periods.
3	The Company and its wholly-owned Australian resident entities have formed a tax consolidated group from July 1, 2008 and are therefore taxed as a single entity from that date. The head entity within the tax consolidated group is Piedmont Lithium Limited.
4.	DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

No dividends have been paid or proposed for the year ended June 30, 2018 (2017: nil) (2016: nil).

5.	CASH AND CASH EQUIVALENTS
	2018	2017	2016
	US$	US$	US$
Cash at bank and on hand	2,714,776	844,118	3,323
Short term deposits	4,523,713	2,692,200	1,377,035
	7,238,489	3,536,318	1,380,358

Reconciliation of loss before income tax to net cash flows from operations
Loss for the year	(9,957,817)	(2,639,428)	(279,633)
Adjustment for non-cash income and expense items
Depreciation and impairment	1,259	40,384	5,426
Share-based payments expense	1,172,164	861,973	(72,471)
Net foreign exchange (gain)/loss	(52,538)	619	—
Net gain on available-for-sale investments	—	—	(69,701)
Change in assets and liabilities
(Increase)/decrease in trade and other receivables	(1,516)	(22,907)	8,250
Increase in trade and other payables	1,505,657	433,536	16,035
Decrease in provisions	—	—	(10,891)
Exchange differences arising on translation of foreign operations	(249,205)	(5,772)	—
Net cash outflow from operating activities	(7,581,996)	(1,331,595)	(402,985)
6.	TRADE AND OTHER RECEIVABLES
	2018	2017
	US$	US$
Accrued interest receivable	11,411	10,508
Deposits	36,617	—
GST receivable	24,082	23,469
	72,110	33,977
7.	EXPLORATION AND EVALUATION ASSETS
	2018	2017
	US$	US$
Areas of interest
Piedmont Lithium Project[1]	742,017	177,800
Yalgoo Gold Project[2]	—	—
Carrying amount at June 30[4]	742,017	177,800

Reconciliation
Carrying amount at July 1	177,800	38,709
Additions[3]	564,217	181,264
Impairment[2]	—	(39,251)
Exchange differences	—	(3,464)
Carrying amount at June 30[4]	742,017	177,800

Notes:

1	During fiscal 2017 and 2018 the Group entered into exclusive option agreements with local landowners, which upon exercise, allows the Group to purchase (or in some cases long term lease) approximately 1,199 acres of surface property and the associated mineral rights from the local landowners (the “Piedmont Lithium Project”).
2	During fiscal 2017, the Group surrendered its Yalgoo gold tenement located in in Western Australia following a review of exploration results received to-date. Accordingly, the decision was taken to write-off all capitalised exploration costs associated with this tenement, being a total of US$39,251.
3	During fiscal 2018, the Group made land acquisition payments and land option payments totalling US$564,217 (2017: US$181,264) to landowners which have been treated as acquisition costs and capitalised as ‘exploration and evaluation assets’. No liability has been recorded for the consideration payable to landowners if the Group chooses to exercise the options (refer to Note 18 for further details of contingent liabilities).
4	The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.

8.	PROPERTY, PLANT AND EQUIPMENT
	2018	2017	2016
	US$	US$	US$
Plant and equipment
At cost	5,401	30,045	74,573
Accumulated depreciation and impairment	(1,419)	(26,150)	(73,614)
Carrying amount at June 30	3,982	3,895	959

Reconciliation
Carrying amount at July 1	3,895	959	6,691
Additions	1,346	4,134	—
Depreciation	(1,259)	(1,133)	(5,426)
Exchange differences	—	(44)	(306)
Carrying amount at June 30	3,982	3,895	959
9.	TRADE AND OTHER PAYABLES
	2018	2017
	US$	US$
Trade creditors	1,901,870	350,801
Accrued expenses	87,214	132,626
	1,989,084	483,427
10.	CONTRIBUTED EQUITY
		2018	2017
	Note	US$	US$
Issued capital
559,030,352 fully paid ordinary shares (2017: 454,030,352) (2016: 397,808,129)	10(a)	40,483,348	28,512,793
(a)	Movements in issued capital
Date	Details	Number of Ordinary Shares	Issue Price		US$
1 Jul 2017	Opening balance	454,030,352		—	28,512,793
3 Nov 2017	Share placement	100,000,000	$	A0.16	12,304,000
30 May 2018	Exercise of incentive options	5,000,000	$	A0.05	187,525
30 May 2018	Transfer from share-based payment reserve	—		—	136,746
	Share issue costs	—		—	(657,716)
30 Jun 2018	Closing balance	559,030,352			40,483,348
1 Jul 2016	Opening balance	397,808,129		—	24,908,762
13 – 21 Apr 2017	Share placement	56,222,223	$	A0.09	3,840,034
	Share issue costs	—		—	(236,003)
30 Jun 2017	Closing balance	454,030,352		—	28,512,793

(b)	Rights attaching to ordinary shares

The rights attaching to fully paid ordinary shares (“Shares”) arise from a combination of the Company's Constitution, statute and general law. Shares issued following the exercise of Options or conversion of Performance Rights in accordance with notes 11(c) and 11(d) will rank equally in all respects with the Company's existing Shares.

(i)	Shares

The issue of shares in the capital of the Company and options over unissued shares by the Company is under the control of the directors, subject to the Corporations Act 2001, ASX Listing Rules and any rights attached to any special class of shares.

(ii)	Meetings of Members

Directors may call a meeting of members whenever they think fit. Members may call a meeting as provided by the Corporations Act 2001. The Constitution contains provisions prescribing the content requirements of notices of meetings of members and all members are entitled to a notice of meeting. A meeting may be held in two or more places linked together by audio-visual communication devices. A quorum for a meeting of members is 2 shareholders. The Company holds annual general meetings in accordance with the Corporations Act 2001 and the Listing Rules.

(iii)	Voting

Subject to any rights or restrictions at the time being attached to any shares or class of shares of the Company, each member of the Company is entitled to receive notice of, attend and vote at a general meeting. Resolutions of members will be decided by a show of hands unless a poll is demanded. On a show of hands each eligible voter present has one vote. However, where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents. On a poll each eligible member has one vote for each fully paid share held and a fraction of a vote for each partly paid share determined by the amount paid up on that share.

(iv)	Changes to the Constitution

The Company's Constitution can only be amended by a special resolution passed by at least three quarters of the members present and voting at a general meeting of the Company. At least 28 days' written notice specifying the intention to propose the resolution as a special resolution must be given.

(v)	Listing Rules

Provided the Company remains admitted to the Official List, then despite anything in its Constitution, no act may be done that is prohibited by the Listing Rules, and authority is given for acts required to be done by the Listing Rules. The Company's Constitution will be deemed to comply with the Listing Rules as amended from time to time.

11.	RESERVES
		2018	2017	2016
	Note	US$	US$	US$
Share-based payments reserve	11(b)	1,897,391	861,973	—
Foreign currency translation reserve	11(e)	68,917	318,122	259,320
		1,966,308	1,180,095	259,320
(a)	Nature and purpose of reserves
(i)	Share-based payments reserve

The share-based payments reserve is used to record the fair value of Incentive Options and Performance Rights issued by the Group.

(ii)	Foreign currency translation reserve

Exchange differences arising on translation of entities whose functional currency is different to the Group’s presentation currency are taken to the foreign currency translation reserve, as described in Note 1(e).

(b)	Movements in share-based payments reserve
Date	Details	Number of Incentive Options	Number of Performance Rights	US$
2018
1 Jul 2017	Opening balance	56,450,000	2,200,000	861,973
Jul 17 – Jun 18	Grant of incentive securities[1]	28,250,000	400,000	—
31 Dec 2017	Expiry of performance rights	—	(1,100,000)	—
30 May 2018	Exercise of incentive options	(5,000,000)	—	(136,746)
30 Jun 2018	Share based payment expense	—	—	1,172,164
30 Jun 2018	Closing balance	79,700,000	1,500,000	1,897,391

2017
1 Jul 2016	Opening balance	—	4,400,000	—
27 Sep 2016	Grant of Incentive Options	45,000,000	—	—
9 Dec 2016	Grant of Incentive Options	8,000,000	—	—
31 Dec 2016	Lapse of Performance Rights	—	(1,100,000)	—
1 May 2017	Grant of Incentive Options[1]	3,450,000	—	—
30 Jun 2017	Lapse of Performance Rights	—	(1,100,000)	—
30 Jun 2017	Share-based payment expense	—	—	861,973
30 Jun 2017	Closing balance	56,450,000	2,200,000	861,973

2016
1 Jul 2015	Opening balance	—	10,400,000	72,471
22 Jan 2016	Lapse of Performance Rights	—	(6,000,000)	—
30 Jun 2016	Share-based payment expense	—	—	(72,471)
30 Jun 2016	Closing balance	—	4,400,000	—

Notes:

1	Included in the above number of incentive securities granted during fiscal 2018 are 700,000 Incentive Options and 100,000 Performance Rights which were not issued until July 13, 2018 (2017: 3,450,0000 Incentive Options not issued until July 6, 2017).
2	For details on the valuation of Incentive Options and Performance Rights, including models and assumptions used, please refer to Note 15 of the financial statements.
(c)	Terms and conditions of Incentive Options

The Incentive Options are granted based upon the following terms and conditions:

•	Each Incentive Option entitles the holder to the right to subscribe for one Share upon the exercise of each Incentive Option;
•	The Incentive Options granted as share based payments at the end of the financial year have the following exercise prices and expiry dates:
•	14,000,000 Incentive Options exercisable at A$0.05 each expiring on December 31, 2019;
•	1,000,000 Incentive Options exercisable at A$0.08 each expiring on December 31, 2019;
•	16,500,000 Incentive Options exercisable at A$0.10 each expiring on December 31, 2019;
•	16,500,000 Incentive Options exercisable at A$0.15 each expiring on December 31, 2019;
•	1,300,000 Incentive Options exercisable at A$0.15 each expiring on June 30, 2020;
•	1,300,000 Incentive Options exercisable at A$0.20 each expiring on June 30, 2020;
•	3,200,000 Incentive Options exercisable at A$0.25 each expiring on June 30, 2020;

•	6,000,000 Incentive Options exercisable at A$0.10 each expiring on July 10, 2020;
•	6,000,000 Incentive Options exercisable at A$0.12 each expiring on January 10, 2021;
•	6,000,000 Incentive Options exercisable at A$0.16 each expiring on July 10, 2021;
•	6,000,000 Incentive Options exercisable at A$0.24 each expiring on July 10, 2022; and
•	1,900,000 Incentive Options exercisable at A$0.35 each expiring on December 31, 2020.
•	The Incentive Options are exercisable at any time prior to the Expiry Date, subject to vesting conditions being satisfied (if applicable);
•	Shares issued on exercise of the Incentive Options rank equally with the then Shares of the Company;
•	Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Incentive Options;
•	If there is any reconstruction of the issued share capital of the Company, the rights of the Incentive Option holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and
•	No application for quotation of the Incentive Options will be made by the Company.
(d)	Terms and conditions of Performance Rights

The Performance Rights are granted based upon the following terms and conditions:

•	Each Performance Right automatically converts into one Share upon vesting of the Performance Right;
•	Each Performance Right is subject to performance conditions (as determined by the Board from time to time) which must be satisfied in order for the Performance Right to vest;
•	The Performance Rights outstanding at the end of the financial year have the following performance conditions and expiry dates:
•	1,100,000 Performance Rights subject to the Feasibility Study Milestone expiring on December 31, 2018;
•	200,000 Performance Rights subject to the Mineral Resource Milestone expiring on December 31, 2019; and
•	200,000 Performance Rights subject to the Scoping Study Milestone expiring on December 31, 2020;
•	Shares issued on conversion of the Performance Rights rank equally with the then Shares of the Company;
•	Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the Performance Rights;
•	If there is any reconstruction of the issued share capital of the Company, the rights of the Performance Right holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction;
•	No application for quotation of the Performance Rights will be made by the Company; and
•	Without approval of the Board, Performance Rights may not be transferred, assigned or novated, except, upon death, a participant's legal personal representative may elect to be registered as the new holder of such Performance Rights and exercise any rights in respect of them.

(e)	Movements in foreign currency translation reserve
	2018	2017	2016
	US$	US$	US$
Balance at July 1	318,122	259,320	317,222
Exchange differences arising on translation of foreign operations	(249,205)	58,802	(57,902)
Balance at June 30	68,917	318,122	259,320
12.	ACCUMULATED LOSSES
	2018	2017
	US$	US$
Balance at July 1	(26,424,325)	(23,784,897)
Net loss for the year	(9,957,817)	(2,639,428)
Balance at June 30	(36,382,142)	(26,424,325)
13.	EARNINGS PER SHARE
	2018	2017	2016
	US$ cents	US$ cents	US$ cents
Basic loss per share	(1.91)	(0.64)	(0.07)

Diluted loss per share	(1.91)	(0.64)	(0,07)
	2018	2017	2017
	US$	US$	US$
The following reflects the income and share data used in the calculations of basic earnings per share:
Net loss	(9,957,817)	(2,639,428)	(279,633)
Earnings used in calculating basic and dilutive earnings per share	(9,957,817)	(2,639,428)	(279,633)
	Number of Ordinary Shares 2018	Number of Ordinary Shares 2017	Number of Ordinary Shares 2016
Weighted average number of Ordinary Shares used in calculating basic and dilutive earnings per share	520,222,133	409,976,775	397,808,129
(a)	Non-Dilutive Securities

As at balance date, 79,700,000 Incentive Options and 1,500,000 Performance Rights, which together represent 81,200,000 potential Ordinary Shares, were considered non-dilutive as they would decrease the loss per share.

(b)	Conversions, Calls, Subscriptions or Issues after June 30, 2018

Subsequent to year end, the Company has issued 200,000 Ordinary Shares (upon the conversion of 200,000 Performance Rights), 3,650,000 Incentive Options, and 100,000 Performance Rights.

Other than as outlined above, there have been no conversions to, calls of, or subscriptions for Ordinary Shares or issues of potential Ordinary Shares since the reporting date and before the completion of this financial report.

14.	RELATED PARTIES
(a)	Subsidiaries
	Country of Incorporation	Equity Interest
		2018%	2017%	2016%
Piedmont Lithium, Inc.[1]	United States	100	100	—
Gaston Land Company, LLC[2]	United States	100	—	—
WCP Gold Pty Ltd[3]	Australia	—	100	100
WCP Copper Pty Ltd[3]	Australia	—	100	100
Mt Phillips Exploration Pty Ltd[3]	Australia	—	100	100
WCP Energy Pty Ltd[3]	Australia	—	100	100
WCP Phosphate Pty Ltd[3]	Australia	—	100	100

Notes:

1	Piedmont Lithium, Inc. was incorporated by the Group on July 18, 2016.
2	Gaston Land Company, LLC was incorporated by the Group on October 23, 2017.
3	During the 2018 financial year, the Group voluntarily deregistered its five (5) dormant Australian subsidiaries.
(b)	Ultimate Parent

Piedmont Lithium Limited is the ultimate parent of the Group.

(c)	Key Management Personnel

The aggregate compensation made to Key Management Personnel of the Group is set out below:

	2018	2017	2016
	US$	US$	US$
Short-term employee benefits	1,153,314	402,527	196,701
Post-employment benefits	18,876	14,180	13,844
Termination benefits	—	—	6,380
Share-based payments	957,147	359,559	(68,289)
Total compensation	2,129,337	776,266	148,636

No loans were provided to or received from Key Management Personnel during the year ended June 30, 2018 (2017: Nil) (2016: Nil).

(d)	Transactions with related parties of Key Management Personnel

Apollo Group Pty Ltd (‘Apollo’), a company associated with Mr Mark Pearce, was paid A$180,000 during the 2018 year for the provision of serviced office facilities and administrative, accounting and company secretarial services (2017: A$180,000) (2016: A$180,000), based on a monthly retainer of A$15,000 due and payable in advance with no fixed term. The agreement may be terminated by either party for any reason by giving one month’s notice.

Ledger Holdings Pty Ltd (‘Ledger’), a company associated with Mr Levi Mochkin, was paid A$70,000 during the 2018 year for the provision of services in relation to business development activities (2017: A$105,000) (2016: A$70,000) (such fees have been included in Mr Mochkin’s remuneration as disclosed above). Ledger receives a monthly retainer of A$5,833, with any additional fees agreed between the parties as required from time to time. The agreement may be terminated by either party for any reason by giving two months’ notice.

15.	SHARE-BASED PAYMENTS
(a)	Recognised share-based payment expense

From time to time, the Group provides Incentive Options and Performance Rights to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements. The number of options or rights granted, and the terms of the options or rights granted are determined by the Board. Shareholder approval is sought where required.

During the past three years, the following equity-settled share-based payments have been recognised:

	2018	2017	2016
	US$	US$	US$
(Expense)/benefit arising from equity-settled share-based payment transactions	(1,172,164)	(861,973)	72,471

The benefit of $72,471 arising from share-based payment transactions in fiscal 2016 resulted from the reversal of prior year expenses arising from share-based payment transactions previously recognised in fiscal 2015 due to: (1) the forfeiture of certain unvested performance rights previously granted to employees and contractors of the Group; and (2) the determination by Directors that the remaining performance rights previously granted to employees and contractors are considered unlikely to ever ultimately vest.

(b)	Summary of Options and Performance Rights granted as share-based payments

The following table illustrates the number and weighted average exercise prices (“WAEP”) of Incentive options and Performance Rights granted as share-based payments at the beginning and end of the financial year:

	2018 Number	2018 WAEP		2017 Number	2017 WAEP		2016 Number	2016 WAEP
Outstanding at beginning of year	58,650,000	$	A0.10	4,400,000		—	10,400,000	—
Granted during the year	28,650,000	$	A0.17	56,450,000	$	A0.10	—	—
Lapsed during the year	(1,100,000)		—	(2,200,000)		—	(6,000,000)	—
Exercised during the year	(5,000,000)	$	A0.05	—		—	—	—
Outstanding at end of year	81,200,000	$	A0.13	58,650,000	$	A0.10	4,400,000	—

Note: The above number of options granted and outstanding at year end includes 700,000 options and 100,000 performance rights which were not issued until July 13, 2018.

The following Incentive Options and Performance Rights were granted as share-based payments during the past three years:

Series	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Fair Value A$
Series 1	Options	19,000,000	27-Sep-16	31-Dec-19	$0.05	$0.0360
Series 2	Options	13,000,000	27-Sep-16	31-Dec-19	$0.10	$0.0270
Series 3	Options	13,000,000	27-Sep-16	31-Dec-19	$0.15	$0.0220
Series 4	Options	1,000,000	9-Dec-16	31-Dec-19	$0.08	$0.0410
Series 5	Options	3,500,000	9-Dec-16	31-Dec-19	$0.10	$0.0370
Series 6	Options	3,500,000	9-Dec-16	31-Dec-19	$0.15	$0.0300
Series 7	Options	1,150,000	1-May-17	30-Jun-20	$0.15	$0.0400
Series 8	Options	1,150,000	1-May-17	30-Jun-20	$0.20	$0.0340
Series 9	Options	1,150,000	1-May-17	30-Jun-20	$0.25	$0.0300
Series 10	Options	6,000,000	10-Jul-17	10-Jul-20	$0.10	$0.0480
Series 11	Options	6,000,000	10-Jul-17	10-Jan-21	$0.12	$0.0470
Series 12	Options	6,000,000	10-Jul-17	10-Jul-21	$0.16	$0.0460
Series 13	Options	6,000,000	10-Jul-17	10-Jul-22	$0.24	$0.0450

Series	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Fair Value A$
Series 14	Options	150,000	13-Oct-17	30-Jun-20	$0.15	$0.1030
Series 15	Options	150,000	13-Oct-17	30-Jun-20	$0.20	$0.0910
Series 16	Options	150,000	13-Oct-17	30-Jun-20	$0.25	$0.0810
Series 17	Options	1,050,000	1-Jan-18	30-Jun-20	$0.25	$0.0910
Series 18	Options	1,050,000	1-Jan-18	31-Dec-20	$0.35	$0.0850
Series 19	Rights	150,000	1-Jan-18	31-Dec-18	$Nil	$0.1900
Series 20	Rights	150,000	1-Jan-18	31-Dec-19	$Nil	$0.1900
Series 21	Options	100,000	26-Feb-18	30-Jun-20	$0.25	$0.0680
Series 22	Options	100,000	26-Feb-18	31-Dec-20	$0.35	$0.0630
Series 23	Options	100,000	12-Mar-18	30-Jun-20	$0.25	$0.0600
Series 24	Options	100,000	12-Mar-18	31-Dec-20	$0.35	$0.0560
Series 25	Options	500,000	7-May-18	30-Jun-20	$0.25	$0.0550
Series 26	Options	500,000	7-May-18	31-Dec-20	$0.35	$0.0510
Series 27	Rights	50,000	29-May-18	31-Dec-18	$Nil	$0.1790
Series 28	Rights	50,000	29-May-18	31-Dec-19	$Nil	$0.1790
Series 29	Options	150,000	15-Jun-18	30-Jun-20	$0.25	$0.0810
Series 30	Options	150,000	15-Jun-18	31-Dec-20	$0.35	$0.0750
(c)	Weighted Average Remaining Contractual Life

At June 30, 2018, the weighted average remaining contractual life of Incentive Options and Performance Rights on issue that had been granted as share-based payments was 1.96 years (2017: 2.5 years) (2016: 1.4 years).

(d)	Range of Exercise Prices

At June 30, 2018, the range of exercise prices of Incentive Options on issue that had been granted as share-based payments was A$0.05 to A$0.35 (2017: A$0.05 to A$0.25) (2016: nil).

(e)	Weighted Average Share Price of Exercised Options

For Incentive Options exercised during the year ended June 30, 2018, the weighted average share price at the date of exercise was A$0.175.

(f)	Weighted Average Fair Value

The weighted average fair value of Incentive Options and Performance Rights granted as share-based payments by the Group during the year ended June 30, 2018 was A$0.05 (2017: A$0.03) (2016: nil).

(g)	Option and Rights Pricing Models

The fair value of Incentive Options granted is estimated as at the date of grant using the Black Scholes option valuation model taking into account the terms and conditions upon which the Incentive Options were granted. The fair value of Performance Rights granted is estimated as at the date of grant based on the underlying share price (being the seven-day volume weighted average share price prior to issuance).

The tables below list the inputs to the valuation model used for share options and performance rights granted by the Group during the last three years:

	2018 Incentive Options	2018 Performance Rights	2017 Incentive Options	2017 Performance Rights	2016 Incentive Options	2016 Performance Rights
Fair value at grant date (weighted average)	A$0.051	A$0.187	A$0.030	—	—	—
Share price at grant date (weighted average)	A$0.104	A$0.187	A$0.064	—	—	—
Exercise price (weighted average)	A$0.175	—	A$0.104	—	—	—
Expected life of options/ rights (weighted average)[1]	3.69 years	1.40 years	3.23 years	—	—	—
Risk-free interest rate (weighted average)	2.11%	—	1.67%	—	—	—
Expected volatility[2]	85.00%	—	85.00%	—	—	—
Expected dividend yield[3]	—	—	—	—	—	—

Notes:

1	The expected life is based on the expiry date of the options or rights.
2	The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.
3	The dividend yield reflects the assumption that the current dividend payout will remain unchanged.
16.	SEGMENT INFORMATION

IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The Consolidated Entity operates in one segment, being mineral exploration in the United States of America.

(a)	Reconciliation of non-current assets by geographical location
	2018	2017
	US$	US$
United States of America	745,999	181,695
Australia	—	—
	745,999	181,695
17.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
(a)	Overview

The Group's principal financial instruments comprise receivables, payables, cash, and short-term deposits. The main risks arising from the Group's financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk.

This note presents information about the Group's exposure to each of the above risks, its objectives, policies and processes for measuring and managing risk, and the management of capital. Other than as disclosed, there have been no significant changes since the previous financial year to the exposure to or management of these risks.

The Group manages its exposure to key financial risks in accordance with the Group's financial risk management policy. Key risks are monitored and reviewed as circumstances change (e.g. acquisition of a new project) and policies are revised as required. The overall objective of the Group's financial risk management policy is to support the delivery of the Group's financial targets whilst protecting future financial security.

Given the nature and size of the business and uncertainty as to the timing and amount of cash inflows and outflows, the Group does not enter into derivative transactions to mitigate the financial risks. In addition, the Group's policy is that no trading in financial instruments shall be undertaken for the purposes of making speculative gains. As the Group's operations change, the Directors will review this policy periodically going forward.

The Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. The Board reviews and agrees policies for managing the Group's financial risks as summarised below.

(b)	Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This arises principally from cash and cash equivalents and trade and other receivables.

There are no significant concentrations of credit risk within the Group. The carrying amount of the Group's financial assets represents the maximum credit risk exposure, as represented below:

		2018	2017
	Note	US$	US$
Cash and cash equivalents	5	7,238,489	3,536,318
Trade and other receivables	6	72,110	33,977
		7,310,599	3,570,295

The Group does not have any significant customers and accordingly does not have any significant exposure to bad or doubtful debts.

Trade and other receivables comprise primarily accrued interest revenue and GST refunds due. Where possible the Group trades only with recognised, creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant. At June 30, 2018 none (2017: none) of the Group's receivables are past due. No impairment losses on receivables have been recognised.

With respect to credit risk arising from cash and cash equivalents, the Group's exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.

(c)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Board's approach to managing liquidity is to ensure, as far as possible, that the Group will always have sufficient liquidity to meet its liabilities when due. At June 30, 2017 and 2018, the Group had sufficient liquid assets to meet its financial obligations.

The contractual maturities of financial liabilities, including estimated interest payments, are provided below. There are no netting arrangements in respect of financial liabilities.

	≤6 Months	6-12 Months	1-5 Years	≥5 Years	Total
	US$	US$	US$	US$	US$
2018 Group Financial Liabilities
Trade and other payables	1,989,084	—	—	—	1,989,084
	1,989,084	—	—	—	1,989,084
2017 Group Financial Liabilities
Trade and other payables	483,427	—	—	—	483,427
	483,427	—	—	—	483,427
(d)	Interest Rate Risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the cash and short-term deposits with a floating interest rate.

These financial assets with variable rates expose the Group to cash flow interest rate risk. All other financial assets and liabilities, in the form of receivables and payables are non-interest bearing.

At the reporting date, the interest rate profile of the Group's interest-bearing financial instruments was:

		2018	2017
	Note	US$	US$
Interest-bearing financial instruments
Cash at bank and on hand	5	2,714,776	844,118
Short term deposits	5	4,523,713	2,692,200
		7,238,489	3,536,318

The Group's cash at bank and on hand and short-term deposits had a weighted average floating interest rate at year end of 1.89% (2017: 2.33%).

The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk.

Interest rate sensitivity

A sensitivity of 1% (100 basis points) has been selected as this is considered reasonable given the current level of both short term and long-term interest rates. A 1% (100 basis points) movement in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2017.

	Profit or loss		Equity
	+1%	-1%	+1%	-1%
	US$	US$	US$	US$
2018 Group
Cash and cash equivalents	64,857	(64,857)	64,857	(64,857)

2017 Group
Cash and cash equivalents	34,970	(34,918)	34,970	(34,918)
(e)	Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash outflows of an exposure will fluctuate because of changes in foreign currency exchange rates.

During the 2018 financial year, the Group changed its presentation currency from A$ to US$. Following this change, the Group’s exposure to the risk of changes in foreign exchange rate relates primarily to assets and liabilities that are denominated in currencies other than US$. The Group also has transactional currency exposures relating to transactions denominated in currencies other than US$. The currency in which these transactions primarily are denominated is A$.

It is the Group’s policy not to enter into any hedging or derivative transactions to manage foreign currency risk.

At June 30, 2018, the majority of the Group’s cash reserves were denominated in US$, being US$5.2 million.

At the reporting date, the Group’s exposure to financial instruments denominated in foreign currencies was:

A$ denominated financial assets and liabilities	2018 A$ exposure (US$ Equivalent)	2017 A$ exposure (US$ Equivalent)
Financial assets
Cash and cash equivalents	1,971,129	3,496,163
Trade and other receivables	35,493	10,508
Financial liabilities
Trade and other payables	143,181	75,463
Net exposure	1,863,441	3,431,208

Foreign exchange rate sensitivity

At the reporting date, had the US$ appreciated or depreciated against the A$, as illustrated in the table below, profit or loss and equity would have been affected by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss		Other Comprehensive Income
	10% Increase US$	10% Decrease US$	10% Increase US$	10% Decrease US$
2018 Group	186,344	(186,344)	186,344	(186,344)
2017 Group	343,121	(343,121)	343,121	(343,121)
(f)	Commodity Price Risk

The Group is exposed to commodity price risk. These commodity prices can be volatile and are influenced by factors beyond the Group's control. As the Group is currently engaged in exploration and development activities, no sales of commodities are forecast for the next 12 months, and accordingly, no hedging or derivative transactions have been used to manage commodity price risk.

(g)	Capital Management

The Board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Given the stage of development of the Group, the Board's objective is to minimise debt and to raise funds as required through the issue of new shares. The Group is not subject to externally imposed capital requirements.

There were no changes in the Group's approach to capital management during the 2018 financial year.

(h)	Fair Value

The net fair value of financial assets and financial liabilities approximates their carrying value. The methods for estimating fair value are outlined in the relevant notes to the financial statements.

18.	CONTINGENT ASSETS AND LIABILITIES

At June 30, 2018, the Group had entered into option agreements and land acquisition agreements with local landowners in North Carolina, United States, in relation to its Piedmont Lithium Project, which upon exercise, allows the Group to purchase (or in some cases long-term lease) 1,199 acres of surface property and the associated mineral rights from the local landowners. Upon exercise of the option agreements, in the case of a purchase, the Group will pay cash consideration approximating the fair market value of the surface property at the time of exercise (excluding the value of any minerals) plus 50%, and in the case of a long-term lease, the Group will pay annual advanced royalty payments per acre. The landowners will also retain a production royalty payable on production of ore from the property, between US$0.50 to US$2.00 per tonne of ore produced.

19.	COMMITMENTS

Management have identified the following material commitments for the consolidated group as at June 30, 2018:

	Payable within 1 year	Payable later than 1 year within 5 years	Total
	US$	US$	US$
2018
Operating lease commitments (a)	25,627	—	25,627
Land option payments (b)	222,607	—	222,607
	248,234	—	248,234

(a)	Operating lease commitments

Operating lease commitments include contracts for leased premises in the United States.

(b)	Land option payments

Land option payments include payments under the Group’s land option agreements with local landowners in the United States, in relation to its Piedmont Lithium Project.

20.	EVENTS SUBSEQUENT TO BALANCE DATE
(a)	On July 2, 2018, the Company announced that it had commenced a By-Product Study to examine the potential to enhance Project economics through the recovery of by-product quartz, feldspar and mica;
(b)	On July 5, 2018, the Company announced that it had acquired a 60-acre property in Kings Mountain, North Carolina as the proposed site for the Company’s future lithium chemical plant;
(c)	On July 17, 2018, the Company announced that it had completed a bench-scale metallurgical testwork program to produce consistent high-grade spodumene concentrates (Li2O>6.0%) with low iron content (Fe2O3<1%);
(d)	On July 19, 2018, the Company announced the results of a Scoping Study for the Project, which demonstrated compelling economics of the prospective integrated Project, highlighted by low operating costs, high after-tax margins and strong free cash flow;
(e)	On August 1, 2018, the Company appointed Mr Jeff Armstrong as an independent Non-Executive Director, and Mr Mark Pearce stepped down from his Non-Executive Director position;
(f)	On September 4, 2018, the Company announced that it had completed a bench-scale metallurgical testwork program to produce quartz, feldspar and mica as by-products of spodumene concentrate from the Project;
(g)	On September 6, 2018, the Company announced Mineral Resource estimates for by-product quartz, feldspar and mica mineral products from the spodumene bearing pegmatite on its Core Property; and
(h)	On September 13, 2018, the Company announced the results of an updated Scoping Study for the Project to incorporate the production of by-product quartz, feldspar and mica. The updated Scoping Study demonstrated compelling economics due to attractive capital and operating costs, significant by-product credits, short transportation distances, minimal royalties and low corporate income taxes.

Other than as outlined above, as at the date of this report there are no other matters or circumstances which have arisen since June 30, 2018 that have significantly affected or may significantly affect:

•	the operations, in financial years subsequent to June 30, 2018, of the Consolidated Entity;
•	the results of those operations, in financial years subsequent to June 30, 2018, of the Consolidated Entity; or
•	the state of affairs, in financial years subsequent to June 30, 2018, of the Consolidated Entity.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

PIEDMONT LITHIUM LIMITED

	By:	/s/ Keith D. Phillips
Keith D. Phillips
Chief Executive Officer
Date: October 31, 2018