Form 20-F
period 2019-06-30
Piedmont Lithium Ltd
filed 2019-10-30
CIK 1728205

As filed with the Securities and Exchange Commission on October 30, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report For the transition period from to

Commission File No. 001-38427

PIEDMONT LITHIUM LIMITED

(Exact name of Registrant as specified in its charter)

N/A	AUSTRALIA
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Level 9, BGC Centre, 28 The Esplanade
Perth, WA, 6000 Australia
(Address of principal executive offices)

Keith D. Phillips
President and Chief Executive Officer
+61 8 9322 6322 (telephone)
+61 8 9322 6558 (facsimile)
Level 9, BGC Centre, 28 The Esplanade
Perth, WA, 6000 Australia
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered or to be registered
American Depository Shares each representing 100 Ordinary Shares, no par value(1)	PLL	The Nasdaq Capital Market
(1)	Evidenced by American Depositary Receipts

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2019: 670,380,352 ordinary shares.

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

Yes ☒ No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☒ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

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

Yes  ☐ No  ☐

INTRODUCTION

Piedmont Lithium Limited (“Piedmont” or the “Company”) holds a 100% interest in the Piedmont Lithium Project, or the Project, located within the Carolina Tin-Spodumene Belt, or TSB, and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium regions in the world and is located approximately 25 miles west of Charlotte, North Carolina.

We are currently undertaking exploration and appraisal activities, comprising drilling campaigns and technical studies to assess the economic potential of the Project and our potential to become an integrated lithium business. Following the completion of all technical studies and all necessary permitting activities, Piedmont may undertake mining and lithium processing activities to produce a highly strategic, U.S. domestic source of lithium to supply the growing electric vehicle and battery storage markets.

At June 30, 2019, we have entered into exclusive option agreements and land acquisition agreements with local landowners, which upon exercise, allow us to purchase (or in some cases lease on a long-term basis) approximately 2,207 acres of surface property and the associated mineral rights. The Company also controls a 60.6-acre parcel in Kings Mountain, North Carolina for the site of the Company’s planned chemical plant, or Chemical Plant, after signing an extension to the purchase agreement in May 2019.

Piedmont Lithium Location in the Carolina Tin-Spodumene Belt

Our head office is located at 28 West 44th Street, Suite 810, New York, NY 10036, United States. The telephone number of our head office is +(1) 212-221-0907. Our registered office is located at Level 9, BGC Centre, 28 The Esplanade, Perth, Western Australia 6000. The telephone number of our registered office is +(61) 8-9322-6322.

Our ordinary shares are publicly traded on the Australian Securities Exchange, or ASX, under the symbol “PLL.” Our American Depositary Shares, or ADSs, each representing 100 of our ordinary shares, are publicly traded on the Nasdaq Capital Market, or Nasdaq, under the symbol “PLL.” The Bank of New York Mellon, acting as depositary, registers and delivers the ADSs.

We also maintain a website at www.piedmontlithium.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only.

ABOUT THIS ANNUAL REPORT

Unless otherwise indicated or the context implies otherwise, any reference in this annual report on Form 20-F to:

•	“Piedmont” refers to Piedmont Lithium Limited, unless otherwise indicated;
•	“the Company,” “we,” “us,” or “our” refers to Piedmont and its consolidated subsidiaries, through which it conducts its business, unless otherwise indicated;
•	“shares” or “ordinary shares” refer to our ordinary shares;
•	“ADS” refers to our American depositary shares; and
•	“ASX” refers to the Australian Securities Exchange.

Unless otherwise indicated, all references to “$” or “US$” are to United States dollars, and all references to “A$” are to Australian dollars. Our presentation currency is United States dollars. This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” This annual report on Form 20-F also includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

As a public company in Australia, we report estimates of “measured,” “indicated” and “inferred” mineral resources, which are terms that are recognized and required by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia, or JORC, and also the ASX. These definitions differ from the definitions in Industry Guide 7, or Guide 7, under the U.S. Securities Act of 1933, as amended, or the Securities Act.

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

Consequently, the terms “measured,” “indicated” and “inferred” mineral resources are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned that public disclosure by us of such mineral resources in Australia in accordance with ASX listing rules, or ASX Listing Rules, do not form a part of this annual report on Form 20-F.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of applicable securities laws. Such forward-looking statements concern our anticipated results and progress of our operations in future periods, planned exploration and, if warranted, development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “may,” “will,” “could,” “leading,” “intend,” “contemplate,” “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements in this annual report on Form 20-F include, but are not limited to, statements with respect to:

•	risks related to our limited operating history in the lithium industry;
•	risks related to our status as an exploration stage company;
•	risks related to our ability to identify lithium mineralization and achieve commercial lithium mining at the Project;
•	risks related to mining, exploration and mine construction, if warranted, on our properties;
•	risks related to our ability to achieve and maintain profitability and to develop positive cash flow from our mining activities;
•	risks related to investment risk and operational costs associated with our exploration activities;
•	risks related to our ability to access capital and the financial markets;
•	risks related to compliance with government regulations;
•	risks related to our ability to acquire necessary mining licenses, permits or access rights;
•	risks related to environmental liabilities and reclamation costs;
•	risks related to volatility in lithium prices or demand for lithium;
•	risks related to our stock price and trading volume volatility;
•	risks relating to the development of an active trading market for our ADSs;
•	risks related to ADS holders not having certain shareholder rights;
•	risks related to ADS holders not receiving certain distributions; and
•	risks related to our status as a foreign private issuer and emerging growth company.

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

Our fiscal year ends on June 30. We designate our fiscal year by the year in which that fiscal year ends; e.g. fiscal 2019 refers to our fiscal year ended June 30, 2019.

COMPETENT PERSONS STATEMENT

As required by Australian securities laws and the ASX Listing Rules, we hereby notify Australian investors that the information in this annual report that relates to Exploration Results, Exploration Targets, Mineral Resources, Metallurgical Testwork Results, Process Design, Process Plant Capital Costs, and Process Plant Operating Costs, Mining Engineering and Mining Schedule was extracted from our ASX announcement dated August 7, 2019 entitled “Updated Scoping Study Extends Project Life and Enhances Exceptional Economics,” which is available to view on the Company’s website at www.piedmontlithium.com.

We confirm to Australian investors that: a) we are not aware of any new information or data that materially affects the information included in the original ASX announcement; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcement.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

The following tables present the selected consolidated financial data of our company. The selected consolidated statements of operations data for the fiscal years ended June 30, 2017, 2018 and 2019 and the selected consolidated statement of financial position data as of June 30, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the fiscal years ended June 30, 2015 and 2016 and the selected consolidated statements of financial position data as of June 30, 2016 and 2017 have been derived from our audited consolidated financial statements for the fiscal years ended June 30, 2015, 2016 and 2017, which are not included in this annual report. During the year ended June 30, 2018, the Company elected to change its presentation currency from Australian dollars to U.S. dollars. This change in presentation currency was to better reflect the Company’s business activities and to enhance comparability with its industry peer group, the majority of which report in U.S. dollars. As a result of this change, the selected consolidated statement of operations data for the fiscal year ended June 30, 2015 as presented in the following table was translated from Australian dollars to U.S. dollars at the average rate for the year then ended, and the selected consolidated statement of financial position data as of June 30, 2016 was translated from Australian dollars to U.S. dollars at the exchange rate prevailing at that date. This translation into U.S. dollars is unaudited.

The summary consolidated financial data below should be read in conjunction with our consolidated financial statements beginning on page F-1 of this annual report on Form 20-F and with the information appearing in the section of this annual report on Form 20-F entitled “Operating and Financial Review and Prospects.” Our historical results do not necessarily indicate results expected for any future period.

Summary Financial Information
(In U.S. dollars, except numbers of ordinary shares)

	Unaudited Fiscal 2015	Fiscal 2016	Fiscal 2017	Fiscal 2018	Fiscal 2019
Consolidated Operating Data
Interest income	$59,588	$39,002	$33,936	$132,752	$128,377
Exploration and evaluation expenses	(299,219)	(39,903)	(1,132,846)	(6,021,506)	(7,107,146)
Corporate and administrative expenses	(376,625)	(281,797)	(444,388)	(1,160,608)	(1,711,475)
Business development expenses	(256,994)	(139,107)	(233,538)	(1,207,907)	(928,097)
Share based payments	(83,278)	72,471	(861,973)	(1,172,164)	(438,375)
Foreign stock exchange listing expenses	—	—	—	(580,922)	—
Other income/(expenses)	(29,071)	69,701	(619)	52,538	234,090
Loss for the year	(985,599)	(279,633)	(2,639,428)	(9,957,817)	(9,822,626)
Loss per basic and diluted ordinary share (cents per ordinary share)	(0.25)	(0.07)	(0.64)	(1.91)	(1.58)
Weighted average number of ordinary shares outstanding (basic and diluted)	397,808,129	397,808,129	409,976,775	520,222,133	621,391,730

	As of June 30,
	Unaudited 2016	2017	2018	2019
Consolidated Statement of Financial Position
Cash and cash equivalents	$1,380,358	$3,536,318	$7,238,489	$4,432,150
Trade and other receivables	10,276	33,977	72,110	59,679
Property, plant and equipment	959	3,895	3,982	26,195
Exploration and evaluation assets	38,709	177,800	742,017	2,265,121
Total assets	1,430,302	3,751,990	8,056,598	6,783,145
Trade and other payables	(47,117)	(483,427)	(1,989,084)	(2,144,071)
Total liabilities	(47,117)	(483,427)	(1,989,084)	(2,144,071)
Contributed equity	24,908,762	28,512,793	40,483,348	48,853,707
Total equity	1,383,185	3,268,563	6,067,514	4,639,074
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are engaged in the business of exploring and developing mineral properties with the intention of locating economic deposits of minerals. Our property interests are at the exploration stage. Accordingly, it is unlikely that we will realize profits in the short term, and we cannot assure you that we will realize profits in the medium to long term. Any profitability in the future from our business will be dependent upon development of an economic deposit of minerals and further exploration and development of other economic deposits of minerals, each of which is subject to numerous risk factors. Further, we cannot assure you that, even if an economic deposit of minerals is located, any of our property interests can be commercially mined. The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time which a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing deposits may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that our current exploration programs will result in profitable commercial mining operations. The profitability of our operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors. Additional expenditures are required to establish reserves which are sufficient to commercially mine and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

In addition, exploration projects like ours have no operating history upon which to base estimates of future operating costs and capital requirements. Exploration project items, such as any future estimates of reserves, metal recoveries or cash operating costs will to a large extent be based upon the interpretation of geologic data, obtained from a limited number of drill holes and other sampling techniques, and future feasibility studies. Actual operating costs and economic returns of any and all exploration projects may materially differ from the costs and returns estimated, and accordingly our financial condition, results of operations, and cash flows may be negatively affected.

Because the probability of an individual prospect ever having reserves is not known, our properties may not contain any reserves, and any funds spent on exploration and evaluation may be lost.

We are an exploration stage mining company, and we have no reserves as defined by Guide 7. We cannot assure you about the existence of economically extractable mineralization at this time, nor about the quantity or grade of any mineralization we may have found. Because the probability of an individual prospect ever having reserves is uncertain, our properties may not contain any reserves and any funds spent on evaluation and exploration may be lost. Even if we confirm reserves on our properties, any quantity or grade of reserves we indicate must be considered as estimates only until such reserves are actually mined. We do not know with certainty that economically recoverable lithium exists on our properties. In addition, the quantity of any reserves may vary depending on commodity prices. Any material change in the quantity or grade of reserves may affect the economic viability of our properties. Further, our lack of established reserves means that we are uncertain about our ability to generate revenue from our operations.

We face risks related to mining, exploration and mine construction, if warranted, on our properties.

Our level of profitability, if any, in future years will depend to a great degree on lithium prices and whether our exploration-stage properties can be brought into production. It is impossible to ensure that the current and future exploration programs and/or feasibility studies on our existing properties will establish reserves. Whether it will be economically feasible to extract lithium depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; lithium prices; mining, processing and transportation costs; the willingness of lenders and investors to provide project financing; labor costs and possible labor strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us receiving an inadequate return on invested capital. In addition, we are subject to the risks normally encountered in the mining industry, such as:

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

Title to the majority of our lithium properties is derived from option agreements with local landowners in North Carolina, which upon exercise allow us to purchase (or in certain cases long-term lease) the surface property and the associated mineral rights from the local landowners. Upon exercise, in the case of a purchase, we will pay cash consideration approximating the fair market value of the surface property at the time of exercise (excluding the value of any minerals) plus a premium, either at a negotiated fixed price or a negotiated percentage premium (generally 50%) above the fair market value of the surface property at the time of exercise (excluding the value of any minerals). Upon exercise, in the case of a long-term lease, the Company will pay annual advanced royalty payments per acre. The landowners will also retain a production royalty payable on production of ore from the property, between US$0.50 to US$2.00 per tonne of ore mined.

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

Lithium and its derivatives are preferred raw materials for certain industrial applications, such as rechargeable batteries and liquid crystal displays (LCDs). Many materials and technologies are being researched and developed with the goal of making batteries lighter, more efficient, faster charging and less expensive. Some of these technologies could be successful and could adversely affect demand for lithium batteries in personal electronics, electric and hybrid vehicles and other applications. We cannot predict which new technologies may ultimately prove to be commercially viable and on what time horizon. In addition, alternatives to such products may become more economically attractive as global commodity prices shift. Any of these events could adversely affect demand for and market prices of lithium, thereby resulting in a material adverse effect on the economic feasibility of extracting any mineralization we discover and reducing or eliminating any reserves we identify.

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

We listed our ADSs on the Nasdaq Capital Market during fiscal 2018. However, a liquid public market in the United States for the ADSs may not develop or be sustained, which means you may experience a decrease in the value of your ADSs regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, shareholders often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could have a material adverse effect on our results of operations and financial condition.

Our ADS holders are not shareholders and do not have shareholder rights.

The Bank of New York Mellon, as depositary, executes and delivers ADSs. Each ADS is a certificate evidencing a specific number of ADSs. Our ADS holders will not be treated as shareholders and will not have shareholders rights. The depositary will be the holder of our ordinary shares underlying our ADSs. Holders of our ADSs will have ADS holder rights. A deposit agreement among us, the depositary, our ADS holders, and the beneficial owners of ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. We and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders. For a description of ADS holder rights, see “Description of Share Capital,” which is included as an exhibit to this annual report on Form 20-F. Our shareholders have shareholder rights. Australian law and our Constitution govern shareholder rights. For a description of our shareholders’ rights, see “Additional Information—Share Capital.”

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

•	Nasdaq’s requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of controls or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or an additional 10% capacity to issue equity securities for the proceeding 12-month period if shareholder approval by special resolution is sought at the Company’s annual general meeting) of our issued share capital in any 12-month period (but, in determining the available issue limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) directors or their associates acquiring securities under an employee incentive plan.
•	Nasdaq’s requirement that we maintain a code of conduct in compliance with Nasdaq rules. Applicable Australian law does not require us to maintain a code of conduct.

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

We are an emerging growth company as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, relating to internal control over financial reporting, and we will not provide such an attestation from our auditors.

We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find the ADSs less attractive because of our reliance on some or all of these exemptions. If investors find the ADSs less attractive, it may adversely affect the price of the ADSs and there may be a less active trading market for the ADSs.

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the United States Securities and Exchange Commission, or SEC) or more;
•	the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;
•	the date on which we have, during the previous three-year period, issued more than US$1,070,000,000 in non-convertible debt; or
•	the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 of the Exchange Act, which would occur if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds US$700,000,000 as of the last day of our most recently completed second fiscal quarter.

We incur significant costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management is required to devote substantial time to compliance initiatives.

As a company whose ADSs are publicly traded in the United States, we incur significant legal, accounting, insurance and other expenses. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and internal controls. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives, and we may need to add additional personnel and build our internal compliance infrastructure. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company in the United States, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

We do not anticipate paying dividends in the foreseeable future.

We have not declared any dividends during fiscal 2017, 2018 or 2019 and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law. As a result, a return on your investment will only occur if our ADS price appreciates. We cannot assure you that the ADSs will appreciate in value or even maintain the price at which you purchase the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

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

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Australian Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements may operate differently than those of many U.S. companies. You should carefully review the summary of these matters set forth under the section entitled “Additional Information—Share Capital” as well as our Constitution, which is included as an exhibit to this annual report on Form 20-F, prior to investing in the ADSs.

If we fail to maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 20-F. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting.

If in the future we are unable to conclude that we have effective internal controls over financial reporting or our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of the Sarbanes-Oxley Act, we may not be able to remain listed on the Nasdaq Capital Market.

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended June 30, 2019, and we may be a PFIC in future taxable years, which could have adverse tax consequences for our investors.

The rules governing passive foreign investment companies, or PFICs, can have adverse consequences for U.S. investors for U.S. federal income tax purposes. Under the Internal Revenue Code of 1986, as amended, or the

Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. As discussed in “Taxation—U.S. Federal Income Tax Considerations—Certain Tax Consequences If We Are a Passive Foreign Investment Company,” we believe that we were a PFIC for the taxable year ended June 30, 2019 because we did not have active business income in that taxable year, and we may be a PFIC in future taxable years.

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

Since securing the exploration rights and initial land position in mid-2016, we have focused on proving the Project’s potential. The Project comprises three (3) primary properties, which are the Core, Central, and Sunnyside properties. Four (4) drilling programs by the Company have recorded high grade mineralization in a majority of drill holes. Resource drilling has defined over 100 spodumene-bearing pegmatite bodies, with 74% of mineralization occurring within 100 meters of the surface. Pegmatites in each corridor on the Company’s Core property remain partially open at depth and remain open along strike. Pegmatites on the Company’s Central property remain open at depth and along strike. The TSB is one of the premier localities in the world to be exploring for lithium pegmatites given its favorable geology and ideal location with easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities. We are in a unique position to leverage our position as a first mover in restarting exploration in this historic lithium-producing region.

At June 30, 2019, we have entered into exclusive option agreements and land acquisition agreements with local landowners, which upon exercise, allow us to purchase (or in some cases long-term lease) approximately 2,207 acres of surface property and the associated mineral rights. The Company also controls a 60.6-acre parcel in Kings Mountain, North Carolina for the site of the Company’s planned Chemical Plant, after signing an extension to the purchase agreement in May 2019.

Piedmont Lithium Location in Carolina Tin-Spodumene Belt

Under Guide 7 we are an exploration stage company because we do not currently have any proven and probable reserves under Guide 7 standards. See “Cautionary Note to United States Investors.”

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

Our ordinary shares are publicly traded on the ASX under the symbol “PLL.” Our ADSs, each representing 100 of our ordinary shares, are publicly traded on Nasdaq under the symbol “PLL.” The Bank of New York Mellon, acting as depositary, registers and delivers the ADSs.

During fiscal 2019:

•	we announced the results of an initial scoping study, or Initial Scoping Study, for the Project. The Initial Scoping Study contemplated an initial 13-year mine life with a chemical plant producing 22,700 tonnes per year of lithium hydroxide supported by an open pit mine and concentrator producing 170,000 tonnes per year;
•	we commenced a 25,000-meter Phase 4 drill program, with the aim of significantly expanding on the 13-year mine life reported in the Initial Scoping Study announced in September 2018. At the end of fiscal 2019, 94 exploration holes have been completed totaling 15,737 meters as part of the Phase 4 drill program. In addition, 6 sterilization holes totaling 925 meters were drilled over the proposed concentrator and waste rock stockpile sites;
•	we increased our total Mineral Resources for the Project by 72% following an updated Mineral Resource estimate for the Core property and an initial Mineral Resource estimate for the Central property, located approximately one mile south of the Core property, reported in accordance with the JORC Code (2012 Edition);
•	we completed mineralogical analysis on samples of mineralized pegmatites and composite samples from the Project demonstrating that lithium occurs almost exclusively within spodumene in the Project’s ore body;
•	we increased our overall land position of the Project by 60% to 2,207 acres at the end of fiscal 2019. At the end of fiscal 2019, our Core property comprised 1,004 acres, representing an 86% increase from the Core property land position underlying the initial Mineral Resource estimate announced in June 2018;
•	we submitted key permit applications for the Project, including a Section 404 Standard Individual Permit application to the US Army Corps of Engineers, or USACE, and a Section 401 Individual Water Quality Certification to the North Carolina Division of Water Resources, or NCDWR; and
•	we completed a private placement of 111 million shares at an issue price of A$0.11 per share to raise gross proceeds of A$12.2 million.

Subsequent to the end of fiscal 2019:

•	we completed an institutional private placement of 145 million shares at A$0.145 per share to raise gross proceeds of A$21 million, led by cornerstone investor, Fidelity International and the Company’s largest shareholder, AustralianSuper Pty Ltd;
•	we completed pre-feasibility study, or PFS, level metallurgical test work demonstrating high quality spodumene concentrate product with a grade above 6.0% Li2O, iron oxide below 1.0%, and low impurities from representative bulk samples using a combination of Dense Medium Separation, or DMS, and flotation technology; and

•	we completed an expanded scoping study, or Expanded Scoping Study, for the Project to incorporate the updated Mineral Resource published in June 2019 which extended the Project’s mine life to 25 years. The Expanded Scoping Study contemplates a chemical plant producing 22,700 tonnes per year of lithium hydroxide supported by an open pit mine and concentrator producing 160,000 tonnes per year of 6% spodumene concentrate. The Expanded Scoping Study demonstrated compelling economics due to attractive capital and operating costs, significant by-product credits, short transportation distances, minimal royalties and low corporate income taxes.

We also maintain a website at www.piedmontlithium.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only.

Strengths

We believe that we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

•	Located in a historical major lithium mining district in the United States. The Project is located within the TSB and along trend to the Hallman Beam and Kings Mountain mines, historically providing much of the western world’s lithium between the 1950s and 1980s. The TSB extends over approximately 40 miles in length and reaches a maximum width of approximately one mile.
•	Proximate to existing lithium processing facilities. Albemarle Corporation, or Albemarle, and Livent Corporation, or Livent, continue to maintain important lithium processing facilities near the Project site. Livent’s Bessemer City lithium processing facility is approximately six miles from the Project, while Albemarle’s Kings Mountain lithium processing facility is approximately 12 miles from the Project.
•	Significant existing mining related infrastructure. We believe the Project is well situated in a historical lithium mining district, with access to road and rail infrastructure, a highly skilled labor force, low cost baseload grid power, research and development centers for lithium and battery storage and access to major high-tech population centers.
•	First mover in restarting exploration in the Carolina Tin-Spodumene Belt. We believe we are in a strong position to leverage our position as a first mover in restarting exploration in the historic lithium producing region, with the aim of developing a strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets.
•	Lithium Mineral Resource Defined. During fiscal 2018, we announced an initial lithium Mineral Resource estimate for the Project, which was the first Mineral Resource estimate completed in over 30 years in the historic TSB. During fiscal 2019, we increased our total Mineral Resources for the Project by 72%.
•	Permit Applications Submitted. During fiscal 2019, we submitted key permit applications for the Project, including a Section 404 Standard Individual Permit application to the USACE and a Section 401 Individual Water Quality Certification to the NCDWR.
•	Metallurgical Testwork Progressing. Subsequent to the end of fiscal 2019, we announced detailed metallurgical test work demonstrating high quality spodumene concentrate product with a grade above 6.0% Li2O, iron oxide below 1.0%, and low impurities from representative samples using a combination of DMS and flotation technology.
•	Technical Studies Progressing. During fiscal 2019, we announced the results of our Initial Scoping Study for the Project, which demonstrated compelling economics due to attractive capital and operating costs, significant by-product credits, short transportation distances, minimal royalties and low corporate income taxes. Subsequent to the end of fiscal 2019, we completed the Expanded Scoping Study for the Project to incorporate the expanded Mineral Resource update published in June 2019 which has extended the Project’s mine life to 25 years. We also have plans to complete additional technical studies, including a chemical plant pre-feasibility study, or PFS, followed by an integrated definitive feasibility study, or DFS.

•	Highly experienced management team with a long history of acquiring and developing mining properties. Our senior management team has significant experience in acquiring, developing and financing mines. They have previously held senior business development, financial, operations, and sales positions at both large, publicly traded mining companies as well as successful private mining operations.

Development Plans

Subject to market conditions and the ability to define an economically viable project, our business plan for the Project is to become a highly strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets. We plan to effect our business plan by:

•	completing additional drilling programs on our properties to expand the current Mineral Resource estimate and increase the geological confidence of the Mineral Resource estimate;
•	continuing to secure additional properties within the TSB to undertake additional exploration;
•	undertaking further technical studies to assess the economic potential of the Project and defining a lithium reserve base, including further metallurgical studies and feasibility studies;
•	undertaking discussions with potential lithium offtake parties for future sale of lithium products;
•	completing required permitting and zoning activities required to commence mining and processing operations at the Project;
•	completing required financing activities;
•	completing construction of Piedmont’s lithium mining and processing activities; and
•	beginning lithium mining and processing activities to supply electric vehicle and battery storage markets.

U.S. Regulations

Emerging Growth Company Status

We are an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and will continue to qualify as an “emerging growth company” until the earliest to occur of:

•	the last day of the fiscal year during which we have total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more;
•	the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;
•	the date on which we have, during the previous three-year period, issued more than US$1,070,000,000 in non-convertible debt; or
•	the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds US$700,000,000 as of the last day of our most recently-completed second fiscal quarter.

An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable to public companies in the United States. Generally, a company that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to companies that meet the definition of a “smaller reporting company” in Rule 12b-2 under the Exchange Act, an auditor attestation report on management’s assessment of the company’s internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a “smaller reporting company.” In addition, Section 103(a)(3) of the Sarbanes-Oxley Act has been amended by the JOBS Act, to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting

Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

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

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time if more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. Since more than 50% of our assets are located in the United States, we will lose our status as a foreign private issuer if more than 50% of our outstanding voting securities are held by U.S. residents as of the last day of our second fiscal quarter in any year. See “Risk Factors—We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.”

Capital Expenditures

We currently expense, rather than capitalize, our exploration and appraisal costs (other than costs associated with acquiring the exploration properties, which are capitalized) and will continue to do so until completion of a bankable feasibility study. As a result, our capital expenditures consist principally of costs associated with acquisition and maintenance of exploration rights. Our capital expenditures for fiscal 2017, 2018 and 2019 amounted to $0.2 million, $0.6 million and $1.5 million, respectively.

B.	Business Overview

Under Guide 7 we are an exploration stage company as we do not currently have any proven and probable reserves under Guide 7 standards. See “Cautionary Note to United States Investors.”

Overview

We hold a 100% interest in the Project located within the TSB and along trend to the Hallman Beam and Kings Mountain mines, which historically provided much of the western world’s lithium between the 1950s and 1980s. We are currently undertaking exploration and appraisal activities, comprising drilling campaigns and technical studies to assess to the economic potential of the Project with the aim of becoming an integrated lithium business. Following the completion of all technical studies and all necessary permitting activities, Piedmont may undertake mining and lithium processing activities to produce a highly strategic, U.S. domestic source of lithium to supply the growing electric vehicle and battery storage markets.

Located in Carolina Tin-Spodumene Belt

The TSB has previously been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina, United States. The TSB was the most important lithium producing region in the world prior to the establishment of operations in Australia, Chile and Argentina in the 1980s and 1990s. The TSB extends over approximately 40 miles in length and reaches a maximum width of approximately one mile. We believe the TSB is one of the premier localities in the world to be exploring for lithium pegmatites given its favorable geology and ideal location with easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.

Portions of the Project were originally explored by Lithium Corporation of America which eventually was acquired by FMC. FMC and Albemarle both historically mined the lithium bearing spodumene pegmatites from the TSB, with the historic Kings Mountain lithium mine being described as one of the richest spodumene deposits in the world by Albemarle. These two mines and their respective metallurgy also formed the basis for the design of the two lithium processing facilities in the region which were the first modern spodumene processing facilities in the western world.

Albemarle and FMC (through FMC’s spinoff, Livent) continue to operate important lithium processing facilities near the Project site. Livent’s Bessemer City lithium processing facility is approximately six miles from the Project, while Albemarle’s Kings Mountain lithium processing facility is approximately 12 miles from the Project.

We believe we are in a strong position to leverage our position as a first mover in restarting exploration in the historic lithium producing region, with the aim of developing a strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets.

The Piedmont Lithium Project

At June 30, 2019, the Project comprised approximately 2,207 acres. At June 30, 2019, we owned approximately 56 acres, with the remainder subject to option agreements generally expiring between mid-2020 and early 2023. Approximately 63% of the Project’s acreage falls within three (3) contiguous parcels of approximately 1,004 acres, 255 acres and 135 acres.

Our option agreements generally provide for annual option payments, bonus payments during periods when we conduct drilling and royalty payments during periods when we conduct mining. Our annual option payments totaled approximately $360,000 for fiscal 2019, drilling bonuses have averaged approximately $1.00 per drill foot and royalty payments for option properties are expected to average approximately $1.00 per ton of ore processed. Our option agreements generally provide us with an option to purchase the optioned property at a specified premium over fair market value. Our obligation to make annual option payments and drilling payments will terminate with respect to a property if we exercise our purchase option.

The Company also controls a 60.6-acre parcel in Kings Mountain, North Carolina for the site of the Company’s planned Chemical Plant, after signing an extension to the purchase agreement in May 2019.

Drilling Programs

As at June 30, 2019, a total of 352 diamond core holes have been drilled on the Project, for a total of 54,985 meters of drilling. The table below shows the breakdown of our drilling as at June 30, 2019 with regards to the historic drilling completed by North Arrow Minerals and the subsequent four (4) drilling programs completed by Piedmont.

Drilling Program	No. Holes	Core Property Drilling (m)	Central Property Drilling (m)	Sunnyside Property Drilling (m)	Total Length Drilled (m)
Historical	19	2,544	—	—	2,544
Phase 1	12	1,667	—	—	1,667
Phase 2	93	12,263	—	—	12,263
Phase 3	134	21,363	500	911	22,774
Phase 4	94	13,397	2,340	—	15,737
Total	352	51,234	2,840	911	54,985

In addition to the above, we have drilled six (6) sterilization holes totaling 925 meters on the proposed concentrator and waste rock stockpile sites.

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

Mineral Resource Estimates

During fiscal year 2018:

•	we announced an initial Mineral Resource estimate for the Core property within the Project. The Mineral Resource estimate was prepared by independent consultants, CSA Global Pty Ltd and reported in accordance with the JORC Code (2012 Edition).

During fiscal year 2019:

•	we announced initial Mineral Resource estimates for by-products quartz, feldspar and mica for the Core property within Project. The Mineral Resource estimate was prepared by independent consultants, CSA Global Pty Ltd and reported in accordance with the JORC Code (2012 Edition);
•	we announced an initial Mineral Resource estimate for the Central property within the Project. The Mineral Resource estimate was prepared by independent consultants, CSA Global Pty Ltd and reported in accordance with the JORC Code (2012 Edition); and
•	we announced an updated Mineral Resource estimate the Core property within the Project. These Mineral Resource estimates were prepared by independent consultants, CSA Global Pty Ltd and reported in accordance with the JORC Code (2012 Edition).

Extent of Lithium Mineralization Identified to date at the Project

Geology

Regionally, the TSB extends for 40 kilometers along the litho-tectonic boundary between the inner Piedmont and Kings Mountain belts. The mineralized pegmatites are thought to be concurrent and cross-cutting dike swarms extending from the Cherryville granite, as the dikes progressed further from their sources, they became increasingly enriched in incompatible elements such as lithium (Li) and tin (Sn). The dikes are considered to be unzoned.

At the Core property, spodumene pegmatites range from 1 meter to more than 20 meters thick and are hosted in a fine-to-medium-grained, weakly-to-moderately-foliated, biotite, hornblende, quartz feldspar gneiss, commonly referred to as amphibolite. The spodumene pegmatites range from fine grained (aplite) to very coarse-grained pegmatite with primary mineralogy consisting of spodumene, quartz, plagioclase, potassium-feldspar and muscovite. X-ray Diffraction analysis has confirmed spodumene as the only lithium bearing ore mineral in the mineralized pegmatites, whereas varying amounts of, holmquistite, lepidolite and petalite have been identified in the amphibolite host rock alteration zones immediately adjacent to the mineralized pegmatites and outside of the Mineral Resource estimate.

To date, over 100 spodumene pegmatite bodies have been identified and/or modeled on the property. The mineralized dikes predominantly strike northeast and dip southeast. Some dikes have impressive lateral extent in which they can be traced for 500+ meters, whereas vertically, the steep dipping dikes extend 150 to 200 metres down-dip. In addition, a series of flat to shallowly dipping dikes have been defined. Both sets of dikes have similar grade; however, grades and thicknesses increase when two sets of dikes intersect.

A highly variable, low temperature clay/mica alteration has been identified on the property. Locally and more commonly at depth, it has overprinted the spodumene mineralization resulting in spodumene pseudomorphs that range from partial to complete replacement. This alteration is easily identified in the core by the difference in hardness between the spodumene and the much softer pseudomorphs. This alteration should not to be confused with highly weathered pegmatite commonly encountered at the surface.

At the Project’s Central property, spodumene pegmatites are hosted in a fine-to-medium-grained, weakly-to-moderately-foliated metasediments. The spodumene pegmatites range from fine-grained (aplite) to very coarse-grained pegmatite with primary mineralogy consisting of spodumene, quartz, plagioclase, potassium-feldspar and muscovite. The Central Mineral Resource is comprised of two sub-parallel northeast trending spodumene bearing pegmatite dikes. The western dike is defined by 11 drill holes for a strike length of 370 meters and to a depth of 230 meters. This dike dips steeply to the southeast and remains open in all directions. The eastern dike has been intersected by 5 drill holes, traced for 220 meters and is nearly vertical in its orientation. The dike is high grade and has produced some of Piedmont’s best drill results to date. This dike also remains open in all directions.

Metallurgical Testwork Program

Subsequent to the end of fiscal year 2019, we completed a PFS-level metallurgical testwork program designed to produce spodumene concentrate from composite samples from the Project. We partnered with SGS Laboratories in Lakefield, Ontario for this testwork program. DMS and flotation Locked-Cycle Tests, or LCT, test work results showed high quality spodumene concentrate product with a grade above 6.0% Li2O, iron oxide below 1.0%, and low impurities from composite samples. This next phase metallurgical test work included evaluation of DMS technology’s potential to function as a concentration step to produce high-quality spodumene concentrate. Flotation LCT test work was also performed on the composite samples to verify prior test work and estimate spodumene recoveries. Samples weighing 160 to 220 kilograms were composited from mineralized core samples drilled within the Company’s Core Property. Dilution material was added to each of the composites to create samples which would be representative of future operations.

Samples from this testwork were processed in SGS Lakefield’s pilot DMS plant. Samples were processed as a coarse fraction (6.35mm x 3.3mm) and fine fraction (3.3mm x 1.0mm) and subjected to two stages of separation. Ultrafine material (1.0mm x 0) was screened from each sample for flotation locked-cycle tests. Seven cycles of locked cycle flotation testwork including spodumene rougher flotation and three cleaner stages was performed on variability samples with the average results of cycles 3 to 7 reported. Third cleaner spodumene concentrate was subjected to magnetic separation with the non-magnetics reported as final concentrate. Overall lithium recovery during testwork for the preferred flowsheet was 77% at a grade of 6.35% Li2O. Simulations based on the testwork results support an overall plant design recovery of 85% when targeting a 6.0% Li2O spodumene concentrate product. Further optimization will be undertaken in a future feasibility-level pilot testwork program.

Scoping Studies

During fiscal 2019, we announced the results of an Initial Scoping Study for the Project based on the initial Mineral Resource Estimate for the Project reported in June 2018. This Initial Scoping Study contemplated a chemical plant producing 22,700 tonnes per year of lithium hydroxide supported by an open pit mine and concentrator producing 170,000 tonnes per year of 6% Li2O spodumene concentrate. By-products comprising quartz (99,000 tpy), feldspar (125,000 tpy), and mica (15,500 tpy) will provide credits to the cost of lithium production.

Subsequent to the end of fiscal 2019, we announced the results of an Expanded Scoping Study for the Project to incorporate the expanded Mineral Resource update published in June 2019 which extended the Project’s mine life to 25 years. The Expanded Scoping Study contemplates a chemical plant producing 22,700 tonnes per year of lithium hydroxide supported by an open pit mine and concentrator producing 160,000 tonnes per year of 6% Li2O spodumene concentrate. By-products comprising quartz (86,000 tpy), feldspar (125,000 tpy), and mica (13,00 tpy) are expected to provide credits to the cost of lithium production.

Mining

The Expanded Scoping Study assumes a total production target for spodumene concentrate of approximately 3.8 million tonnes, averaging approximately 160,000 tonnes of concentrate per year over a 25-year mine life. This equates to an average of 1,150,000 tonnes of ore processed per year, totaling approximately 25.6 million tonnes of run-of-mine, or ROM, ore at an average ROM grade of 1.11% Li2O (undiluted) over the 25-year mine life. The Expanded Scoping Study contemplates a self-performing mining strategy with management and processing retained by Piedmont personnel. Further evaluation of contracting strategies for the construction and operations of the mine will be undertaken in future phases of study.

Chemical Plant

The Expanded Scoping Study assumes a lithium Chemical Plant production life of 23 years, commencing in year three of mining operations. Of the total production target of 3.8 million tonnes of concentrate, approximately 0.7 million tonnes of concentrate will be sold to third parties during years one to five of mining operations and approximately 3.1 million tonnes will be supplied to Piedmont’s Chemical Plant for conversion into lithium hydroxide during years three to 25 of mining operations, resulting in a total production target of approximately 489,000 tonnes of lithium hydroxide, averaging approximately 22,700 tonnes of lithium hydroxide per year over the 23-year production life.

Byproducts

Our forecasted production of by-products is based on the current process design of the concentrator and a high-level analysis of market potential for these minerals. The Company has assumed that approximately one-third of the by-product mineral potential will be converted to salable by-products with production and sales of approximately 1.9 million tonnes of quartz concentrate, 2.8 million tonnes of feldspar concentrate, and 0.3 million tonnes of mica concentrate over the life of mine.

Operating Costs

The integrated Project is projected to have an average life of project cash operating cost of approximately US$3,105 per tonne of lithium hydroxide, including royalties and net of by-product credits, positioning Piedmont as potentially one of the industry’s lowest-cost producers.

Capital Costs

The Expanded Scoping Study estimates the total development capital cost to construct the mine and concentrator to be US$168 million, which includes contingency, land expenses, and owner’s costs. A 20% contingency has been carried on most costs in the economic modelling of the Mine/Concentrator project. This capital cost represents an approximately US$38 million increase from the Initial Scoping Study completed on the Project, primarily due to the increased scale of the Company’s land position and more rigorous assessment of the Project’s infrastructure requirements.

Piedmont estimates the capital cost to construct the Chemical Plant to be US$253 million before owner’s costs and contingencies. A contingency of 30% has been carried in the economic modelling of the Chemical Plant project.

Summary of Expanded Scoping Study Results

As required by Australian securities laws and the ASX Listing Rules, we hereby notify Australian investors that set forth below is a summary of some of the key assumptions underpinning our mining, production and business plans as well as our cost models for the Project:

Piedmont Lithium Project – Life of Mine, or LOM, Integrated Project	Unit	Estimated Value
PHYSICAL – MINE/CONCENTRATOR
Mine life	years	25
Steady-state annual spodumene concentrate production	tpa	160,000
LOM spodumene concentrate production	t	3,805,000
LOM quartz by-product production	t	1,920,000
LOM feldspar by-product production	t	2,795,000
LOM mica by-product production	t	275,000
LOM feed grade (excluding dilution)%		1.11
LOM average concentrate grade	%	6.0
LOM average process recovery	%	85
LOM average strip ratio	waste:ore	10.4:1
PHYSICAL – LITHIUM CHEMICAL PLANT
Steady-state annual lithium hydroxide production	tpa	22,700
LOM lithium hydroxide production	t	489,000
LOM concentrate supplied from mining operations	t	3,100,000
Chemical Plant life	years	23
Commencement of lithium hydroxide chemical production	year	3
OPERATING AND CAPITAL COSTS – INTEGRATED PROJECT
Average LiOH production cash costs using self-supplied concentrate	US$/t	$3,105
Mine/Concentrator – Direct development capital	US$mm	$106.2
Mine/Concentrator – Owner’s costs	US$mm	$11.3
Mine/Concentrator – Land acquisition costs	US$mm	$28.3
Mine/Concentrator – Contingency	US$mm	$22.1
Mine/Concentrator – Sustaining and deferred capital	US$mm	$147.9
Chemical Plant – Direct development capital	US$mm	$252.6
Chemical Plant – Owner’s costs	US$mm	$12.1
Chemical Plant – Contingency	US$mm	$79.4
Chemical Plant – Sustaining and deferred capital	US$mm	$86.5

We also have plans to complete additional technical studies, including a chemical plant PFS followed by an integrated DFS.

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

Permitting

Our current drilling exploration activities for the Project are authorized under a general permit approved by the North Carolina Department of Environmental Quality DEQ in April 2017. We have reclamation obligations under this permit, pursuant to which we will be obligated to reclaim all disturbed drill pads and temporary roads to the approximate original contours, and will seed with grass and straw to stabilize any disturbances. We generally are required to effect such reclamation within 14 days following exploration drilling.

Prior to developing or mining any mineralization that we discover, we will be required to obtain new governmental permits authorizing, among other things, any mine development activities and mine operating activities. Obtaining and renewing governmental permits is a complex and time-consuming process and involves numerous jurisdictions. public hearings and possibly costly undertakings. The timeliness and success of permitting efforts are contingent upon many variables not within our control, including the interpretation of permit approval requirements administered by the applicable permitting authority. We may not be able to obtain or renew permits that are necessary to our planned operations or the cost and time required to obtain or renew such permits may exceed our expectations. Any unexpected delays or costs associated with the permitting process could delay the exploration, development or operation of our properties. See “Risk Factors—We will be required to obtain governmental permits in order to conduct development and mining operations, a process which is often costly and time-consuming.”

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

Government Regulations

Overview

Our exploration operations at the Project are subject to extensive laws and regulations, which are overseen and enforced by multiple U.S. federal, state and local authorities. These laws govern exploration, development, production, exports, various taxes, labor standards, occupational health and safety, waste disposal, protection and remediation of the environment, protection of endangered and protected species and other matters. Mineral exploration operations are also subject to U.S. federal and state laws and regulations that seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Various permits from government bodies are required for drilling operations to be conducted, and we cannot assure you such permits will be received. Environmental laws and regulations may also, among other things:

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

As of the date hereof, other than with respect to the acquisition of the Project and related permitting activities, we have not been required to spend material amounts on compliance with environmental regulations. However, compliance with these laws and regulations may impose substantial costs on us, subject us to significant potential liabilities, and have an adverse effect upon our capital expenditures, results of operations or competitive position. Violations and liabilities with respect to these laws and regulations could result in significant administrative, civil, or criminal penalties, remedial clean-ups, natural resource damages, permit modifications or revocations, operational interruptions or shutdowns and other liabilities. The costs of remedying such conditions may be significant, and remediation obligations could adversely affect our business, results of operations and financial condition. Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes in these regulations or the interpretations thereof could require us to expend significant resources to comply with new laws or regulations or changes to current requirements and could have a material adverse effect on our business operations.

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

Our operations may also be subject to state environmental law and regulations, including but not limited to laws and regulations related to the reclamation of mined lands, which may require reclamation permits to be acquired prior to the commencement of mining operations and may require substantial financial guarantees to cover the cost of future reclamation activities.

Solid and Hazardous Waste

RCRA, and comparable state statutes, affect our operations by imposing regulations on the generation, transportation, treatment, storage, disposal and cleanup of hazardous wastes and on the disposal of non-hazardous wastes. Under the auspices of the United States Environmental Protection Agency, or EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements.

In addition, the federal Superfund law can impose joint and several liability without regard to fault or legality of conduct on classes of persons who are statutorily responsible for the release of a hazardous substance into the environment. These persons can include the current and former owners, lessees or operators of a site where a release occurs, and anyone who disposes or arranges for the disposal of a hazardous substance. Under CERCLA, such persons may be subject to strict, joint and several liability for the entire cost of cleaning up hazardous substances that have been released into the environment and for other costs, including response costs, alternative water supplies, damage to natural resources and for the costs of certain health studies. Moreover, it is not uncommon for neighboring landowners, workers and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the indoor or outdoor environment. Each state also has environmental cleanup laws analogous to CERCLA. Hazardous wastes may have been previously handled, disposed of, or released on or under properties currently or formerly owned or leased by us or on or under other locations to which we sent waste for disposal. These properties and any materials disposed or released on them may subject us to liability under CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove or remediate disposed wastes or property contamination, to contribute to remediation costs, or to perform remedial activities to prevent future environmental harm.

Air Emissions

The federal CAA and comparable state laws restrict the emission of air pollutants from numerous sources through the issuance of permits and the imposition of other requirements. Major sources of air pollutants are subject to more stringent, federally imposed permitting requirements. Air pollution regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain air permits and comply with stringent permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. The need to obtain permits has the potential to delay our operations, and we may be required to incur capital expenditures for air pollution control equipment or other air emissions related obligations. Administrative enforcement actions for failure to comply strictly with air pollution regulations or permits are generally resolved by payment of monetary fines and correction of any identified deficiencies. Alternatively, regulatory agencies could require us to forego construction, modification or operation of certain air emission sources.

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

In May 2015, the EPA issued a final rule that attempted to clarify the federal jurisdictional reach over waters of the United States, but the agency repealed this rule in September 2019. Prior to the repeal, a series of district court decisions created a patchwork of regulations across the states which defined waters of the United States. The repeal of the 2015 rule will likely be subject to litigation and the scope of the jurisdictional reach of the Clean Water Act may remain uncertain for several years. We could face increased costs and delays with respect to obtaining permits for dredge and fill activities in wetland areas to the extent they are required.

Underground Injection Control Permits

The federal SDWA creates a nationwide regulatory program protecting groundwater. This act is administered by the EPA. However, to avoid the burden of dual federal and state (or Indian tribal) regulation, the SDWA allows for the Underground Injection Control, or UIC, permits issued by states (and Indian tribes determined eligible for treatment as states) to satisfy the UIC permit required under the SDWA under two conditions. First, the state’s program must have been granted primacy. Second, the EPA must have granted, upon request by the state, an aquifer exemption. The EPA may delay or decline to process the state’s application if the EPA questions the state’s jurisdiction over the mine site. Permits must be obtained before developing and using deep injection wells for the disposal or storage of produced fluids, and well casing integrity monitoring must be conducted periodically to ensure the well casing is not leaking produced fluids to groundwater. Contamination of groundwater by natural gas and oil drilling, production and related operations may result in fines, penalties, remediation costs and natural resource damages, among other sanctions and liabilities under the SDWA and other federal and state laws. In addition, third-party claims may be filed by landowners and other parties claiming damages for groundwater contamination, alternative water supplies, property impacts and bodily injury.

NEPA

NEPA requires federal agencies to evaluate major agency actions having the potential to significantly impact the environment. The NEPA process involves public input through comments which can alter the nature of a proposed project either by limiting the scope of the project or requiring resource-specific mitigation. NEPA decisions can be appealed through the court system by process participants. This process may result in delaying the permitting and development of projects or increase the costs of permitting and developing some facilities.

Endangered Species Act

The federal Endangered Species Act, or ESA, restricts activities that may affect endangered and threatened species or their habitats. Some of our operations may be located in areas that are designated as habitats for endangered or threatened species. A critical habitat designation could result in further material restrictions to federal and private land use and could delay or prohibit land access or development. The United States Fish and Wildlife Service continues its effort to make listing decisions and critical habitat designations where necessary. The ESA has not previously had a significant impact on our operations. However, the designation of previously unprotected species as being endangered or threatened could cause us to incur additional costs or become subject to operating restrictions in areas where the species are known to exist.

C.	Organizational Structure

Piedmont Lithium Limited is principally a holding company, with two wholly-owned subsidiaries. Our two subsidiaries, Piedmont Lithium, Inc. and Gaston Land Company, LLC, are a North Carolina corporation and a North Carolina limited liability company, respectively, that hold directly our interests in the Project.

D.	Property, Plants and Equipment

Assets

Our principal asset is the Project in North Carolina, United States.

Development Plans

Following completion of our Expanded Scoping Study on the Project, we will continue to work towards securing the necessary permits and approvals required for the construction and operation of the Project. We will continue with our Phase 4 drill campaign and continue to expand our land position within the TSB. We plan to continue with additional testwork for the conversion of spodumene concentrate from our ore to lithium hydroxide and to potentially undertake future pilot plant level testwork for spodumene concentrate production. Following completion of additional drilling, and dependent on permits, market conditions, and other factors, we may elect to undertake a DFS to define a lithium reserve base. Following the completion of all technical studies and all necessary permitting activities, we may undertake mining and lithium processing activities to produce a highly strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report on Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report on Form 20-F, particularly those in the section of this annual report on Form 20-F entitled “Risk Factors.” The consolidated general purpose financial statements of the consolidated group have been prepared in accordance with IFRS as issued by the IASB.

The IASB sets out accounting policies that it has concluded would result in a financial report containing relevant and reliable information about transactions, events and conditions. Material accounting policies adopted in the preparation of this financial report are presented below and have been consistently applied unless otherwise stated.

Our financial statements for the fiscal years ended June 30, 2017, 2018 and 2019 are presented in U.S. dollars and have been prepared in accordance with IFRS.

Business Strategy

Subject to market conditions and the ability to define an economically viable project, our business plan for the Project is to become a highly strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets. We plan to effect our business plan by:

•	completing additional drilling programs on our properties to expand the current Mineral Resource estimate and increase the geological confidence of the Mineral Resource estimate;
•	continuing to secure additional properties within the TSB to undertake additional exploration;
•	undertaking further technical studies to assess the economic potential of the Project and defining a lithium reserve base, including further metallurgical studies and feasibility studies;
•	undertaking discussions with potential lithium offtake parties for future sale of lithium products;
•	completing required permitting and zoning activities required to commence mining and processing operations at the Project;
•	completing required financing activities;
•	completing construction of Piedmont’s lithium mining and processing activities; and
•	beginning lithium mining and processing activities to supply electric vehicle and battery storage markets.

A.	Operating Results

Summary

The following table sets forth our selected financial information for the periods indicated:

	Fiscal 2017	Fiscal 2018	Fiscal 2019
Consolidated Statements of Profit or Loss and Other Comprehensive Income
Interest income	$33,936	$132,752	$128,377
Exploration and evaluation expenses	(1,132,846)	(6,021,506)	(7,107,146)
Corporate and administrative expenses	(444,388)	(1,160,608)	(1,711,475)
Business development expenses	(233,538)	(1,207,907)	(928,097)
Share based payments	(861,973)	(1,172,164)	(438,375)
Foreign stock exchange listing expenses	—	(580,922)	—
Other income/(expenses)	(619)	52,538	234,090
Loss for the year	(2,639,428)	(9,957,817)	(9,822,626)
Other comprehensive income/(loss)	58,802	(249,205)	(366,083)
Total comprehensive loss	(2,580,626)	(10,207,022)	(10,188,709)
	Fiscal 2017	Fiscal 2018	Fiscal 2019
Consolidated Statements of Cash Flows
Net cash flow used in operating activities	$(1,331,595)	$(7,581,996)	$(9,809,812)
Net cash flow used in investing activities	(181,855)	(602,180)	(1,552,511)
Net cash flow from financing activities	3,604,031	11,833,809	8,321,894
Increase/(decrease) in cash and cash equivalents	2,090,581	3,649,633	(3,040,429)

Interest Income

	Fiscal 2017	Fiscal 2018	Fiscal 2019
Interest income	$33,936	$132,752	$128,377

Because we are an exploration stage company, we had no revenue from sales. Interest income for fiscal 2019 was $128,377, which is largely consistent with $132,752 in fiscal 2018 and higher than $33,936 in fiscal 2017 principally as a result of larger average cash and cash equivalent balances compared to fiscal 2017.

Expenses

	Fiscal 2017	Fiscal 2018	Fiscal 2019
Exploration and evaluation expenses	$(1,132,846)	$(6,021,506)	$(7,107,146)
Corporate and administrative expenses	(444,388)	(1,160,608)	(1,711,475)
Business development expenses	(233,538)	(1,207,907)	(928,097)
Share based payments	(861,973)	(1,172,164)	(438,375)
Foreign stock exchange listing expenses	—	(580,922)	—

Exploration and evaluation expenses. Exploration and evaluation expenses include drilling and sampling costs, technical and engineering studies, permitting costs and overhead costs associated with the exploration and evaluation of the Project, such as maintaining our exploration headquarters and other fees for professional services and legal compliance. Expenditures on exploration and evaluation incurred by us are expensed as incurred up and until the completion of a DFS (other than costs associated with acquiring the exploration properties, which are capitalized). Costs associated with the acquisition and maintenance of exploration rights are capitalized, rather than expensed.

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

Share-based payment expense. We expense the value of share-based payment remuneration, including employee options and rights granted to employees and consultants, over the period during which the employees and consultants perform the related services and become entitled to the incentive securities. We measure the cost of equity-settled transactions with employees and consultants by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a Black-Scholes model.

Foreign stock exchange listing expenses. In fiscal 2018, our ADSs were approved for listing on Nasdaq and trading commenced in the U.S. under the ticker symbol “PLLL.” We expensed the costs of such listing in fiscal 2018. In fiscal 2019, we changed the ticker symbol of our ADSs on Nasdaq to “PLL.”

Comparison of the fiscal years 2019 and 2018

Our net loss for fiscal 2019 and 2018 was $9.8 million and $10.0 million, respectively. Significant items contributing to the current year loss and the differences from the previous financial year include:

•	exploration and evaluation expenses of $7.1 million and $6.0 million in fiscal 2019 and 2018 respectively. This increase resulted principally from our increased exploration and appraisal activities on the Project, including the Phase 4 drilling program, additional metallurgical test work, and additional technical studies;
•	corporate and administrative expenses of $1.7 million and $1.2 million in fiscal 2019 and 2018 respectively. This increase resulted principally from increased hiring and overheads to support our increased exploration and appraisal activities on the Project, as described in further detail above;
•	business development expenses of $0.9 million and $1.2 million in fiscal 2019 and 2018 respectively. The nature and level of business development activity remained largely consistent between both financial years;
•	share-based payment expenses of $0.4 million and $1.2 million in fiscal 2019 and 2018 respectively. This decrease resulted principally because no new key management personnel, or KMP, were appointed during fiscal 2019, compared to six (6) new KMP being appointed in fiscal 2018 (Mr. Keith Phillips, Mr. Jorge Beristain, Mr. Jeffrey Armstrong, Mr. Patrick Brindle, Mr. David Buckley and Mr. Bruce Czachor) and the associated grant of incentive securities to secure the services of the new KMP during fiscal 2018; and
•	foreign stock exchange initial listing expenses of $0.0 million and $0.6 million in fiscal 2019 and 2018 respectively, relating to our listing in the United States which occurred in May 2018, following which no further initial listing expenses were incurred.

Comparison of the fiscal years 2018 and 2017

Our net loss for fiscal 2018 and 2017 was $10.0 million and $2.6 million, respectively. Significant items contributing to the current year loss and the differences from the previous financial year include:

•	exploration and evaluation expenses for fiscal 2018 of $6.0 million were substantially higher than the $1.1 million of expense in fiscal 2017, as a result of our increased exploration and appraisal activities on the Project, including increased drilling programs and commencement of technical studies;
•	corporate and administrative expenses increased $0.8 million, or 161.2%, in fiscal 2018 to $1.2 million from $0.4 million in fiscal 2017. This increase resulted principally from increased hiring and overheads to support our increased exploration and appraisal activities on the Project, as described in further detail above;
•	business development expenses increased $1.0 million, or 417.2%, in fiscal 2018 to $1.2 million from $0.2 million in fiscal 2017, principally as a result of increased travel and consultancy costs to support our increased investor marketing and information initiatives;

•	share-based payment expense increased in fiscal 2018 to $1.2 million from $0.9 million in fiscal 2017. This increase resulted principally from the decision to grant an additional approximately 28.7 million options during fiscal 2018 to secure the services of additional directors, employees and consultants to support our increased exploration and appraisal activities on the Project, as described in further detail above; and
•	foreign stock exchange listing expenses of $0.6 million and $0.0 million in fiscal 2018 and 2017, respectively, relating to our listing in the United States. Our ADSs, each representing 100 of our ordinary shares, are publicly traded on Nasdaq under the symbol “PLL.”

Historical Sources and Uses of Cash

The following is a summary of cash provided by or used in each of the indicated types of activities:

	Fiscal 2017	Fiscal 2018	Fiscal 2019
Consolidated Statement of Cash Flow data:
Net cash flow used in operating activities	$(1,331,595)	$(7,581,996)	$(9,809,812)
Net cash flow used in investing activities	(181,855)	(602,180)	(1,552,511)
Net cash flow from financing activities	3,604,031	11,833,809	8,321,894
Net change in cash and cash equivalents	2,090,581	3,649,633	(3,040,429)
Net foreign exchange differences	65,379	52,538	234,090
Cash and cash equivalents at beginning of the year	1,380,358	3,536,318	7,238,489
Cash and cash equivalents at the end of the year	3,536,318	7,238,489	4,432,150

Operating Activities

Net cash used in operating activities for each of the above periods was primarily the result of net losses incurred in preparing us for operations. Net cash used in operating activities was $1.3 million, $7.6 million, and $9.8 million for fiscal 2017, 2018 and 2019, respectively. The increase in the net cash outflow from operating activities between fiscal 2018 and 2019 resulted primarily from our increased exploration and appraisal activities on the Project, including the Phase 4 drilling program, additional metallurgical test work, and additional technical studies. The increase in the net cash outflow from operating activities between fiscal 2017 and 2018 resulted primarily from our increased exploration and appraisal activities on the Project, including increased drilling programs and commencement of technical studies.

Investing Activities

Net cash used in investing activities was $0.2 million, $0.6 million and $1.6 million for fiscal 2017, 2018 and 2019, respectively. The increase in the net cash outflow arising from investing activities between fiscal 2018 and fiscal 2019 resulted primarily from purchases of exploration assets increasing by $1.0 million in fiscal 2019 relating to increased land acquisition and land option payments to landowners to secure additional exploration properties in the TSB. The increase in the net cash outflow arising from investing activities between fiscal 2017 and fiscal 2018 resulted primarily from purchases of exploration assets increasing by $0.4 million in fiscal 2018 relating to increased land acquisition and land option payments to landowners to secure additional exploration properties in the TSB.

Financing Activities

Net cash inflow arising from financing activities was $8.3 million for fiscal 2019, which was primarily attributable to a private placement of 111 million ordinary shares at an issue price of A$0.11 per share to raise gross proceeds of A$12.2 million during fiscal 2019. Net cash inflow arising from financing activities was $11.8 million for fiscal 2018, which was primarily attributable to a major capital raising during fiscal 2018, consisting of a private placement of 100 million ordinary shares at a price of A$0.16 per share to raise gross proceeds of $12.3 million. Net cash inflow arising from financing activities was $3.6 million for fiscal 2017, which was primarily attributable to capital raising during the year to fund our exploration and evaluation activities at the Project, consisting of a private placement of 56,222,223 shares at an issue price of A$0.09 per share to raise gross proceeds of $3.8 million.

B.	Liquidity and Capital Resources

In fiscal 2017, 2018 and 2019, we incurred a loss of $2.6 million, $10.0 million and $9.8 million, respectively, and had accumulated losses of $46.2 million as of June 30, 2019. We have not yet commenced commercial production at any of our properties and expect to continue to incur losses during the exploration, evaluation, and development of the Project.

Our operations have been financed by proceeds primarily from issuances of ordinary shares. Our cash and cash equivalent position at June 30, 2019 was $4.4 million, compared to $7.2 million as at June 30, 2018. We had net working capital of $2.3 million on June 30, 2019, as compared to $5.3 million on June 30, 2018.

Subsequent to the end of fiscal 2019, we completed an institutional placement of 145 million shares at an issue price of A$0.145 per share to institutional investors to raise gross additional proceeds of A$21 million.

Our cash and cash equivalent position at June 30, 2018 was $7.2 million, compared to $3.5 million as at June 30, 2017. We had net working capital of $5.3 million on June 30, 2018, as compared to $3.1 million on June 30, 2017.

Operating Capital Requirements

Our primary use of cash currently comprises exploration and evaluation expenditures relating to the Project and for ongoing operating expenses. Our exploration and evaluation expenditures for fiscal 2019 were higher than fiscal 2018 as a result of our increased exploration and appraisal activities on the Project, including the Phase 4 drilling program, additional metallurgical test work, and additional technical studies. We are currently considering what additional exploration and evaluation activities we will undertake in the future. Based on our current financial position, we expect to have sufficient cash flow to operate for the next 12 months and to maintain adequate liquidity to satisfy working capital requirements.

Until we have completed a bankable feasibility study for the Project, we are not able to say if or when we will decide to develop the Project. If we do decide to develop the Project, this will require substantial additional funds, which would require future debt or equity financings.

Capital Expenditures and Requirements

Our cash capital expenditures for fiscal 2017, 2018 and 2019 amounted to $0.2 million, $0.6 million and $1.5 million, respectively. Our expenditures for the fiscal 2017, 2018 and 2019 related to land option payments and land acquisition payments to local landowners in the TSB for rights to surface property and the associated mineral rights from the local landowners, comprising the Project. These option and acquisition payments have been treated as acquisition costs and capitalized as exploration and evaluation assets.

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

If we complete a DFS for the Project and ultimately make a decision to develop the Project, this will require substantial additional funds, which would require future debt or equity financings.

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

See Item 4, Item 5.A and Item 5.B.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Our consolidated contractual obligations as of June 30, 2019 based on when they are due were as follows:

	Payments due by period
	Total	Less than 1 year	1-5 years	More than 5 years
Operating Lease Obligations	$134,884	$64,375	$70,509	—
Total	134,884	64,375	70,509	—
G.	Safe Harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995.

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of applicable securities laws. Such forward-looking statements concern our anticipated results and progress of our operations in future periods, planned exploration and, if warranted, development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “may,” “will,” “could,” “leading,” “intend,” “contemplate,” “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements in this annual report on Form 20-F include, but are not limited to, statements with respect to:

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

Impairment of Exploration and Evaluation Expenditures

Capitalized exploration costs are reviewed each reporting date to establish whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalized exploration costs is estimated to determine the extent of the impairment loss, if any. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in previous years. Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest. During fiscal 2017, 2018 and 2019, the Company recognized impairment charges of $39,251, $0 and $0, respectively. The impairment recognized during fiscal 2017 relates to acquisition costs previously capitalized for a former exploration property, being a gold tenement in Western Australia.

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
Currently Non-Executive Director and Chairman of ASX listed Constellation Resources Limited (since November 2017), Apollo Minerals Limited (since July 2016), Paringa Resources Limited (since October 2013), Berkeley Energia Limited (since April 2012), Prairie Mining Limited (since August 2011), Salt Lake Potash Limited (since January 2010), Equatorial Resources Limited (since November 2009), Sovereign Metals Limited (since July 2006), and Odyssey Energy Limited (since September 2005).

•
Previously Non-Executive Director and Chairman of ASX listed Cradle Resources Limited (May 2016 to July 2019), Syntonic Limited (April 2010 to June 2017), and Papillon Resources Limited (May 2011 to October 2014).

Keith Phillips, Managing Director, President and Chief Executive Officer	July 2017	•	No other directorships in listed companies during fiscal 2015, 2016, 2017, 2018 or 2019.
Anastasios Arima, Executive Director	October 2016	•	Previously Director of ASX listed Paringa Resources Limited (October 2013 to June 2017) and Prairie Mining Limited (September 2012 to September 2015).
Jeffrey Armstrong, Non-Executive Director	August 2018	•	CEO and Managing Partner of North Inlet Advisors, LLC.
		•	Previously a senior leader in what is now Wells Fargo’s Investment Bank, an investment banker for Citigroup (1994 to 1999), and for Morgan Stanley (1987 to 1994).
Jorge Beristain, Non-Executive Director	May 2018	•	Currently Chief Financial Officer of Central Steel & Wire Co., a wholly-owned subsidiary of Ryerson Corp.
		•	Previously Managing Director and Head of Deutsche Bank’s Americas Metals & Mining equity research.
Levi Mochkin, Non-Executive Director	April 2006	•	No other directorships in listed companies during fiscal 2015, 2016, 2017, 2018 or 2019.

Name	Director or Officer since	Principal business activities and other principal directorships
Gregory Swan, Company Secretary	October 2012	•
Currently Chief Financial Officer and/or Company Secretary for several ASX-listed companies that operate in the resources sector, including Paringa Resources Limited (since November 2013) and Equatorial Resources Limited (since May 2010).

		•	Previously Chief Financial Officer and/or Company Secretary for several ASX-listed companies that operate in the resources sector, including Mantra Resources Limited and Papillon Resources Limited.

Ian Middlemas (59 years of age) – Chairman

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

Mr. Middlemas was appointed a Director of the Company on September 14, 2009. During the three-year period to the end of the financial year, Mr. Middlemas has held directorships in Constellation Resources Limited (November 2017 – present), Apollo Minerals Limited (July 2016 – present), Cradle Resources Limited (May 2016 – July 2019), Paringa Resources Limited (October 2013 – present), Berkeley Energia Limited (April 2012 – present), Prairie Mining Limited (August 2011 – present), Salt Lake Potash Limited (January 2010 – present), Equatorial Resources Limited (November 2009 – present), Sovereign Metals Limited (July 2006 – present), Odyssey Energy Limited (September 2005 – present) and Syntonic Limited (April 2010 – June 2017).

Keith Phillips (59 years of age) – Managing Director and Chief Executive Officer

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

Mr. Phillips was appointed a Director of the Company on July 10, 2017. During the three-year period to the end of the financial year, Mr. Phillips has not held any other directorships in listed companies.

Anastasios (Taso) Arima (35 years of age) – Executive Director

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

Jeffrey Armstrong (54 years of age) – Non-Executive Director

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

Jorge Beristain (50 years of age) – Non-Executive Director

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

Levi Mochkin (58 years of age) – Non-Executive Director

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

Gregory Swan (38 years of age) – Company Secretary

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

Overview

Our remuneration policy for our KMP has been developed by our Board of Directors, or the Board, taking into account the size of the Company, the size of the management team for the Company, the nature and stage of development of the Company’s current operations, and market conditions and comparable salary levels for companies of a similar size and operating in similar sectors.

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

Fixed Remuneration

Fixed remuneration consists of base salaries, as well as employer 401(k) contributions or contributions to superannuation funds and other non-cash benefits. Non-cash benefits may include provision of motor vehicles, rental allowance, health care benefits, health insurance, and life insurance.

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

During the 2019 financial year, a total discretionary bonus sum of US$275,000 (2018: US$137,580) was paid to executives after achievement of KPIs set by the Board. For the 2019 financial year, the KPI areas of focus included: (a) completion of successful exploration activities; (b) completion of successful development activities; and (c) completion of successful corporate activities. Specific KPIs are set and weighted individually for each KMP and are designed to drive successful business outcomes. For the 2019 financial year, the CEO’s KPI areas of focus were weighted as follows: (a) 30% weighted to completion of successful exploration activities; (b) 30% weighted to completion of successful development activities; and (c) 40% weighted to completion of successful corporate activities.

Performance Based Remuneration – Long Term Incentives

We have a long-term incentive plan, or LTIP, comprising the grant of Performance Rights and/or Incentive Options to reward KMP and key employees and contractors for long-term performance.

To achieve its corporate objectives, we need to attract, incentivize, and retain its key employees and contractors. The Board believes that grants of Performance Rights and/or Incentive Options to KMP will provide a useful tool to underpin our employment and engagement strategy.

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

During the financial year, nil Performance Rights were granted to KMP. 300,000 Performance Rights held by KMP were converted into ordinary shares during the financial year. 950,000 Performance Rights previously granted to KMP lapsed during the financial year.

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

During the financial year, 4,750,000 Incentive Options were granted to KMP. No Incentive Options were exercised by KMP during the financial year. No Incentive Options previously granted to KMP lapsed during the financial year.

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

Fees for the Chairman are presently A$36,000 (approximately US$25,247) per annum. Fees for other Non-Executive Directors are presently set at between A$20,000 to A$50,000 (approximately US$14,026 to US$35,065) per annum. These fees cover main board activities only. Non-Executive Directors may receive additional remuneration for other services provided to the Company, including but not limited to, membership of committees.

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

Loans with Key Management Personnel

No loans were provided to or received from KMP during fiscal 2017, 2018 or 2019.

Details of Remuneration for Fiscal 2019

Details of the nature and amount of each element of the emoluments of each of our KMP during fiscal 2019 are as follows:

	Short-term benefits
	Salary & fees $	Cash bonus $	Other $	Post- employment benefits $	Share- based payments $	Total $	Performance related %
Directors
Mr. Ian Middlemas	25,760	—	—	—	—	25,760	—
Mr. Keith Phillips	250,000	100,000	28,675	9,583	240,039	628,297	54%
Mr. Anastasios Arima	180,000	50,000	7,117	—	13,202	250,319	25%
Mr. Jeffrey Armstrong(1)	27,500	—	—	—	43,649	71,149	61%
Mr. Jorge Beristain	40,000	—	—	—	14,107	54,107	26%
Mr. Levi Mochkin(2)	121,641	—	—	3,399	—	125,040	—
Mr. Mark Pearce(3)	1,193	—	—	113	—	1,306	—
Other KMP
Mr. Patrick Brindle	192,500	50,000	35,825	7,408	71,956	357,689	34%
Mr. David Buckley	150,000	50,000	27,418	6,208	1,947	235,573	22%
Mr. Lamont Leatherman	187,500	—	—	—	22,004	209,504	11%
Mr. Bruce Czachor	100,000	25,000	23,116	3,833	9,224	161,173	21%
Mr. Gregory Swan(4)	—	—	—	—	4,401	4,401	100%
	1,276,094	275,000	122,151	30,544	420,529	2,124,318
(1)	Mr. Armstrong was appointed effective August 1, 2018.
(2)	During the year Mr. Mochkin was paid, or is payable, A$50,000 for directors’ fees and Ledger Holdings Pty Ltd (an entity associated with Mr. Mochkin) was paid, or is payable, A$120,000 for additional services provided in respect of business development activities.
(3)	Mr. Pearce resigned effective August 1, 2018.
(4)	Mr. Swan provides services as the Company Secretary through a services agreement with Apollo Group Pty Ltd, or Apollo. During the year, Apollo was paid or is payable A$180,000 for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Group.

Outstanding Equity-Based Awards for Fiscal 2019

Equity based awards for our executive officers consist of options outstanding to purchase ordinary shares and performance rights outstanding that provide the holder to convert each right to a fully paid ordinary share if vesting conditions are met. The following table discloses particulars of all options and performance rights granted to KMP of the Company during fiscal 2019.

	Equity Based Awards
	Number of securities underlying awards	Class of securities	Expiry date	Value of in- the-money awards (A$)(1)
Directors
Mr. Jeffrey Armstrong	500,000	Option	June 30, 2020	—
	500,000	Option	December 31, 2020	—
Other Executive Officers
Mr. Patrick Brindle	375,000	Option	June 30, 2020	—
	375,000	Option	December 31, 2020	—
	1,500,000	Option	June 30, 2021	15,000
	1,500,000	Option	June 30, 2022	—
(1)	Value is calculated based on the difference between the applicable exercise price and the closing price of shares on the ASX on June 28, 2019 of A$0.16.

Employment Agreements

The key provisions of the employment agreements are set out below for each of our executive officers. None of these employment agreements have termination dates.

Mr. Phillips, President & CEO, has an employment agreement with us which may be terminated for any reason at any time. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Phillips is entitled to receive a payment equal to six months’ salary and continuing benefits for a period of six months. Mr. Phillips receives a fixed remuneration component of US$250,000 per annum and a discretionary annual bonus of up to US$100,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Arima, Executive Director, has an employment agreement with us which may be terminated by either party for any reason at any time. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Arima is entitled to receive a payment equal to 3 months’ salary and continuing benefits for a period of three months. Mr. Arima receives a fixed remuneration component of US$180,000 per annum and a discretionary annual bonus of up to US$50,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Brindle, Vice President and Project Manager, has an employment agreement with us which may be terminated by either party for any reason at any time. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Brindle is entitled to receive a payment equal to 15% of his then-current base salary and continuing benefits for a period of one month. Mr. Brindle receives a fixed remuneration component of US$210,000 per annum and a discretionary annual bonus of up to US$50,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Buckley, Vice President and Chief Process Engineer, has an employment agreement with us which may be terminated by either party for any reason at any time. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Buckley is entitled to receive a payment equal to 15% of his then-current base salary and continuing benefits for a period of one month. Mr. Buckley receives a fixed remuneration component of US$100,000 per annum and a discretionary annual bonus of up to US$25,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Czachor, Vice President and General Counsel, has a part-time employment agreement with us which may be terminated by either party for any reason at any time. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Czachor is entitled to receive a payment equal to 15% of his then-current base salary and continuing benefits for a period of one month. Mr. Czachor receives a fixed remuneration component of US$100,000 per annum and a discretionary annual bonus of up to US$25,000 to be paid upon the successful completion of KPIs as determined by the Board.

Other Contracts

Mr. Leatherman, Vice President and Chief Geologist, has a consulting agreement with us which may be terminated by either party at any time for any or no reason upon at least two months prior written notice of termination to the other, or payment in lieu thereof. Mr. Leatherman receives a fixed remuneration component of US$210,000 per annum.

Apollo, a company associated with Mr. Mark Pearce, was paid A$180,000 during the 2019 year for the provision of serviced office facilities and administrative, accounting and company secretarial services, based on a monthly retainer of A$15,000 due and payable in advance with no fixed term. The agreement may be terminated by either party for any reason by giving one month’s notice.

Ledger Holdings Pty Ltd, a company associated with Mr. Levi Mochkin, was paid A$120,000 during the 2019 year for the provision of services in relation to business development activities. Ledger receives a monthly retainer of A$5,833, with any additional fees agreed between the parties as required from time to time. The agreement may be terminated by either party for any reason by giving two months’ notice.

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

Our Board currently consists of six members, including our Managing Director. In accordance with the ASX Listing Rules, a Director must not hold office without re-election, past the third annual general meeting following the Director’s appointment or three years, whichever is longer. In addition, under our Constitution, one-third of the Board of Directors retires by rotation at each annual general meeting and is eligible to offer themselves for re-election at that meeting. A director appointed or elected to fill a vacancy on our Board of Directors also holds office until the next annual general meeting. Under the ASX Listing Rules and our Constitution, as Managing Director and Chief Executive Officer, Mr. Keith Phillips is not required to retire after three years or by rotation.

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

Our Board of Directors has determined that three of our six directors (Mr. Ian Middlemas, Mr. Jorge Beristain, and Mr. Jeffrey Armstrong) will qualify as independent directors within the meaning of the Nasdaq listing standards.

Service Contracts

Other than as disclosed under “Item 6. Directors, Senior Management and Employees—B. Compensation— Employment Agreements” we do not have any service contracts with directors which provide for benefits upon termination of employment.

Board Committees

Audit Committee

Our board of directors has established an audit committee. Assignments to, and chairs of, audit committee will be selected by our board of directors. The audit committee operates under a charter approved by the board of directors and reports on its activities to the board. The audit committee monitors the integrity of our financial statements, the independence and qualifications of our independent auditors, the performance of our accounting staff and independent auditors, our compliance with legal and regulatory requirements and the effectiveness of our internal controls. The audit committee is responsible for selecting, retaining (subject to shareholder approval), evaluating, setting the remuneration of, and, if appropriate, recommending the termination of our independent auditors. The audit committee is established in accordance with Section 10A(m) of the Securities Exchange Act of 1934, as amended. The audit committee currently consists of Mr. Jorge Beristain, Mr. Jeffrey Armstrong and Mr. Ian Middlemas. Mr. Beristain, Mr. Armstrong, and Mr. Middlemas are independent under the listing standards of the Nasdaq Capital Market for audit committee members and the heightened independence requirement for audit committee members required by Rule 10A-3 under the Exchange Act and to satisfy the SEC and Nasdaq standards for being an audit committee member. Mr. Beristain is also an audit committee financial expert.

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

Nominating Committee

We have elected to follow home country corporate governance practices with respect to nominations for members of our board of directors, instead of those otherwise required under the rules of the Nasdaq Capital Market. We are allowed to make this election as a foreign private issuer. In particular, we have determined not to establish a nominating committee and, as a result, the nomination of persons for election as our directors will be determined by the board of directors. Nasdaq rules would require that nominations be selected, or recommended for the board of directors’ selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors.

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

For a description of corporate governance differences between us and U.S. domestic companies, see “Item 16G. Corporation Governance.”

D.	Employees

As at June 30, 2019, we had 10 full-time employees and one part-time employee. Additionally, we had one full-time consultant. Employees are engaged through direct employment agreements. The Project is not subject to any union or enterprise bargaining.

E.	Share Ownership

The following table lists as of September 30, 2019, the number of our shares beneficially owned by each of our directors, our chief executive officer and others members of our senior management as a group. Beneficial ownership is calculated based on 815,380,352 ordinary shares outstanding as of September 30, 2019 and amounts representing less than 1% are denoted with an asterisk (*).

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percent
Officers and Directors
Ian Middlemas(2)	21,909,091	2.7%
Keith Phillips(3)	20,160,000	2.4%
Anastasios Arima(4)	11,000,000	1.3%
Jeffrey Armstrong(5)	1,750,000	*
Jorge Beristain(6)	2,649,000	*
Levi Mochkin(7)	52,500,000	6.4%
Patrick Brindle(8)	2,250,000	*
David Buckley	300,000	*
Lamont Leatherman(9)	15,000,000	2.2%
Bruce Czachor(10)	600,000	*
Gregory Swan(11)	3,912,519	*
Officers and directors as a group (11 persons)	132,030,610	16.1%
(1)	Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and performance rights that are currently exercisable or exercisable within 60 days of September 30, 2019. Ordinary shares subject to options and performance rights currently exercisable or exercisable within 60 days of September 30, 2019 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or performance rights and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
(2)	21,909,091 ordinary shares are held of record by Arredo Pty Ltd, an Australian corporation controlled by Mr. Middlemas.
(3)	Mr. Phillips holds 810,000 ordinary shares in the form of ADSs. Includes options to purchase 18,000,000 ordinary shares (6,000,000 exercisable for A$0.10 each on or before January 10, 2020, 6,000,000 exercisable for A$0.12 each on or before January 10, 2021, and 6,000,000 exercisable for A$0.16 each on or before July 10, 2021).
(4)	Includes options to purchase 11,000,000 ordinary shares (5,000,000 exercisable for A$0.05 each on or before December 31, 2019, 3,000,000 exercisable for A$0.10 each on or before December 31, 2019, and 3,000,000 exercisable for A$0.15 each on or before December 31, 2019). Options to purchase 11,000,000 ordinary shares are held of record by Moshos Family Investments Pty Ltd, an Australian corporation controlled by Mr. Arima.
(5)	Includes options to purchase 1,000,000 ordinary shares (500,000 exercisable for A$0.25 each on or before June 30, 2020, 500,000 exercisable for A$0.35 each on or before December 31, 2020).
(6)	Mr. Beristain holds 1,649,000 ordinary shares in the form of ADSs. Also includes options to purchase 1,000,000 ordinary shares (500,000 exercisable for A$0.25 each on or before June 30, 2020, 500,000 exercisable for A$0.35 each on or before December 31, 2020).
(7)	52,500,000 ordinary shares are held of record by Nasdaq Securities Australia Pty Limited, an Australian corporation owned by Mr. Levi Mochkin, his spouse, Ms. Lisa Mochkin, and his son, Mr. Menachem Mochkin, who holds a majority interest.
(8)	Includes options to purchase 2,250,000 ordinary shares (1,125,000 exercisable for A$0.25 each on or before June 30, 2020 and 1,125,000 exercisable at A$0.35 on or before December 31, 2020).
(9)	Includes options to purchase 15,000,000 ordinary shares (5,000,000 exercisable for A$0.05 each on or before December 31, 2019, 5,000,000 exercisable for A$0.10 each on or before December 31, 2019, and 5,000,000 exercisable for A$0.15 each on or before December 31, 2019).
(10)	Includes options to purchase 600,000 ordinary shares (300,000 exercisable for A$0.25 each on or before June 30, 2020 and 300,000 exercisable at A$0.35 on or before December 31, 2020).
(11)	Includes options to purchase 3,500,000 ordinary shares (1,500,000 exercisable for A$0.05 each on or before December 31, 2019, 1,000,000 exercisable for A$0.10 each on or before December 31, 2019, and 1,000,000 exercisable for A$0.15 each on or before December 31, 2019). 50,000 ordinary shares and options to purchase 3,500,000 ordinary shares are held of record by Verve Investments Pty Ltd, an Australian corporation controlled by Mr. Swan and 362,519 ordinary shares are held of record by Verve Capital Pty Ltd, an Australian corporation controlled by Mr. Swan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

The following table and accompanying footnotes sets forth, as of September 30, 2019, information regarding beneficial ownership of our ordinary shares by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. In preparing the disclosure below, we have relied to the extent we believe appropriate on substantial shareholder notices filed by our stockholders with the ASX.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and performance rights that are currently exercisable or exercisable within 60 days of September 30, 2019. Ordinary shares subject to options and performance rights currently exercisable or exercisable within 60 days of September 30, 2019 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or performance rights and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Our calculation of the percentage of beneficial ownership is based on 815,380,352 ordinary shares issued and outstanding as at September 30, 2019. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.

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

	Ordinary Shares Beneficially Owned
Shareholder	Number	Percent
AustralianSuper Pty Ltd	88,508,830	10.9%
FIL Limited	74,000,000	9.1%
Nasdaq Securities Australia Pty Ltd(1)	52,500,000	6.4%
The Bank of New York Mellon Corporation	42,764,500	5.2%
(1)	Nasdaq Securities Australia Pty Limited is an Australian corporation owned by Mr. Levi Mochkin, his spouse, Ms. Lisa Mochkin, and his son, Mr. Menachem Mochkin, who holds a majority interest. No change in the number of shares beneficially owned has occurred during the past three years, while percentage ownership has decreased as a result of our share issuances over such time.

Record Holders

As of September 30, 2019, we had 815,380,352 ordinary shares outstanding. Based on information known to us, as of September 30, 2019, 9,692,598 of our ordinary shares were being held in the United States by 17 holders of record and 781,904,482 of our ordinary shares were being held in Australia by 1,831 holders of record. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners. In addition, approximately 42,764,500 of our outstanding ordinary shares are held in the form of ADSs.

Piedmont is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and here are no arrangements known to Piedmont which would result in a change in control of Piedmont at a subsequent date.

B.	Related Party Transactions

Other than as disclosed below, since the start of fiscal 2016, other than employment and “Compensation,” matters described under “Executive Compensation,” there have been no transactions or loans between us and:

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

Apollo, a company associated with Mr. Mark Pearce, was paid A$180,000 and A$180,000 during fiscal 2019 and 2018, respectively, for the provision of serviced office facilities and administrative, accounting and company secretarial services, based on a monthly retainer of A$15,000 due and payable in advance with no fixed term. The agreement may be terminated by either party for any reason by giving one month’s notice.

Ledger Holdings Pty Ltd, a company associated with Mr. Levi Mochkin, was paid A$120,000 and A$70,000 during fiscal 2019 and 2018, respectively, for the provision of services in relation to business development activities (such fees have been included in Mr. Mochkin’s remuneration as disclosed above). Ledger receives a monthly retainer of A$5,833, with any additional fees agreed between the parties as required from time to time. The agreement may be terminated by either party for any reason by giving two months’ notice.

Transactions between related parties are on normal commercial terms and the conditions no more favorable than those available to other non-related parties.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are not a party to any material legal proceedings.

Dividends

We have not declared any dividends during fiscal 2017, 2018 or 2019 and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of the ADSs, subject to the terms of the deposit agreement. See “Description of Share Capital,” which is included as an exhibit to this annual report on Form 20-F.

B.	Significant Changes

No significant change, other than as otherwise described in this annual report on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this annual report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING
A.	Offer and Listing Details

Our ordinary shares are publicly traded on the ASX, under the symbol “PLL.”

Listing on the Nasdaq Capital Market

Our ADSs, each representing 100 of our ordinary shares, are publicly traded on Nasdaq under the symbol “PLL.” For a description of the rights of the ADSs, see “Description of Share Capital,” which is included as an exhibit to this annual report on Form 20-F.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are publicly traded on the ASX under the symbol “PLL.” Our ADSs, each representing 100 of our ordinary shares, are publicly traded on Nasdaq under the symbol “PLL.” The Bank of New York Mellon, acting as depositary, registers and delivers the ADSs.

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

As of June 30, 2019, we had (i) 670,380,352 ordinary shares outstanding and (ii) outstanding incentive options and performance share rights to purchase an aggregate of 85,900,000 ordinary shares at a weighted average exercise price of A$0.14.

As of September 30, 2019, we had (i) 815,380,352 ordinary shares outstanding and (ii) outstanding incentive options and performance share rights to purchase an aggregate of 85,900,000 ordinary shares at a weighted average exercise price of A$0.14.

Stock Options

Our Board of Directors authorized or ratified the issuances of the options set forth in the table below and the issuance of one ordinary share upon the due exercise of each option in accordance with its terms and the receipt by us of the designated exercise price payable in respect of the share prior to the time of expiry on the designated expiry date.

As at June 30, 2019, we had the following outstanding stock options:

Number of Stock Options Outstanding	Number Exercisable	Exercise Price (A$)	Expiry Date
14,000,000	14,000,000	$0.05	December 31, 2019
1,000,000	1,000,000	$0.08	December 31, 2019
16,500,000	16,500,000	$0.10	December 31, 2019
16,500,000	16,500,000	$0.15	December 31, 2019
1,300,000	1,300,000	$0.15	June 30, 2020
1,300,000	1,300,000	$0.20	June 30, 2020
4,175,000	4,175,000	$0.25	June 30, 2020
6,000,000	6,000,000	$0.10	July 10, 2020
2,875,000	2,875,000	$0.35	December 31, 2020
6,000,000	6,000,000	$0.12	January 10, 2021
1,500,000	—	$0.15	June 30, 2021
6,000,000	—	$0.16	July 10, 2021
400,000	—	$0.22	July 31, 2021
400,000	—	$0.26	July 31, 2021
400,000	—	$0.28	July 31, 2021
1,500,000	—	$0.20	June 30, 2022
6,000,000	—	$0.24	July 10, 2022
85,850,000	69,650,000

Performance Rights

The performance rights outstanding at the end of fiscal year 2019 had the following performance conditions and expiry dates:

•	50,000 Performance Rights subject to the PFS milestone expiring on December 31, 2020.

Shares issued on conversion of the performance rights rank equally with the then shares of the Company.

Issuances of Securities

Below is information regarding securities sold by us since the beginning of fiscal 2017. None of the securities sold by us since the beginning of fiscal 2017 were registered under the Securities Act, and, we have made no public offerings in the United States. Except as noted below, all offers and sales of securities by us were made either (i) in offshore transactions pursuant to the exclusion from registration provided by Regulation S under the Securities Act or (ii) within the United States in compliance with available exemptions from the registration requirements of the Securities Act.

•	On July 10, 2019, we issued 145,000,000 ordinary shares as part of a private placement at A$0.145 per share to institutional and professional investors.
•	On December 7 and 13, 2018 and February 1, 2019, we issued 111,000,000 ordinary shares as part of a private placement at A$0.11 per share to institutional and sophisticated investors and, following shareholder approval received on January 31, 2019, to certain directors of the Company.

•	On November 3, 2017, we issued 100,000,000 ordinary shares as part of a private placement at A$0.16 per share to institutional and professional investors.
•	On April 13 and 21, 2017, we issued 56,222,223 ordinary shares as part of a private placement at A$0.09 per share to institutional and professional investors.
•	From time to time since July 1, 2016 through June 30, 2019, we have granted options to directors, employees, and consultants covering an aggregate of 90,850,000 ordinary shares, with exercise prices ranging from A$0.05 to A$0.35 per share. As at June 30, 2019, 5,000,000 of these options have been exercised, and none of these options have lapsed or been forfeited without being exercised.
•	From time to time since July 1, 2016 through June 30, 2019, we have granted performance rights to directors, employees, and consultants covering an aggregate of 400,000 ordinary shares, with a nil exercise price that each convert into one ordinary share upon the satisfaction of various performance conditions. As at June 30, 2019, 350,000 of these performance rights have vested and been converted into ordinary shares, and none of these performance rights have lapsed or been forfeited without being exercised.
B.	Memorandum and Articles of Association

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

The Foreign Acquisitions and Takeovers Act 1975

Overview

Australia’s foreign investment regime is set out in the Foreign Acquisitions and Takeovers Act 1975, or the FATA, and Australia’s Foreign Investment Policy, or the Policy. The Australian Treasurer administers the FATA and the Policy with the advice and assistance of the Foreign Investment Review Board, or FIRB.

In the circumstances set out below in the section entitled “Mandatory notification requirements,” foreign persons are required to notify and receive a prior statement of no objection, or FIRB Clearance, from the Australian Treasurer. In the circumstances set out below in the section entitled “Other circumstances in which FIRB may be sought,” it is generally recommended that foreign persons obtain FIRB Clearance.

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

As at January 1, 2019, the prescribed threshold is A$266 million though a higher threshold of A$1.154 billion applies for private foreign investors from the United States, New Zealand, China, Japan, South Korea, Singapore and Chile unless the transaction involves certain prescribed sensitive sectors.

Application of these Requirements to the Company

As at June 30, 2019, the Company did not have any interests in Australian land and hence is not an Australian land corporation, and the Company’s gross assets were valued below A$266 million. Accordingly, the only circumstance in which an investor in the Company would currently be subject to the mandatory notification regime is if they are a foreign government investor making a direct investment in the Company. Applications for FIRB Clearance may be made by prospective investors in accordance with the information on FIRB’s website.

Other Situations Where FIRB Clearance Might be Sought

In addition to those circumstances where it is mandatory under the FATA for a foreign person to notify FIRB and seek FIRB Clearance for a particular transaction (see above), there are other instances where, despite there being no mandatory notification obligation, the Australian Treasurer may make adverse orders under the FATA if he or she considers a particular transaction to be “contrary to the national interest.” In addition, the Policy may require a foreign person to notify FIRB and seek FIRB Clearance even where the FATA does not so require (e.g. foreign government investors).

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

U.S. Federal Income Tax Considerations

The following summary, subject to the limitations set forth below, describes the material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of our ADSs and ordinary shares as of the date hereof. This summary is limited to U.S. Holders that hold our ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the Code.

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

Because we did not have active business income in the taxable year ended June 30, 2019, we believe we were a PFIC in tax year 2019. We may also be a PFIC in future taxable years. The determination of our PFIC status for any taxable year, however, will not be determinable until after the end of the taxable year, and will depend on, among other things, the composition of our income and assets (which could change significantly during the course of a taxable year) and the market value of our assets for such taxable year, which may be, in part, based on the market price of our ADSs or ordinary shares (which may be especially volatile). The PFIC determination will depend, in part, on whether we are able to generate gross income from mining operations. You should consult your own tax advisor regarding our PFIC status.

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

Under current law, the mark-to-market election may be available to U.S. Holders of ADSs if the ADSs are listed on Nasdaq, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on Nasdaq. While we would expect the ASX, on which the ordinary shares are listed, to be considered a qualified exchange, no assurance can be given as to whether the Australian Stock Exchange is a qualified exchange, or that the ordinary shares would be traded in sufficient frequency to be considered regularly traded for these purposes.

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

Certain Tax Consequences If We Are Not a Passive Foreign Investment Company

Distributions

If you are a U.S. Holder of our ADSs or ordinary shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section generally will not apply to you. Instead, see “—Certain Tax Consequences If We Are A Passive Foreign Investment Company.”

As described in “Dividend Policy” above, we do not currently anticipate paying any distributions on our ADSs or ordinary shares in the foreseeable future. However, to the extent there are any distributions made with respect to our ADSs or ordinary shares in the foreseeable future, and subject to the PFIC rules discussed above, the gross amount of any such distributions (without deduction for any withholding tax) made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to you as ordinary dividend income on the date such distribution is actually or constructively received. Distributions in excess of our current and accumulated earnings and profits, as so determined, will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the ADSs or ordinary shares, as applicable, and thereafter, as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, you should expect to treat any distributions paid with respect to our ADSs or ordinary shares as dividend income. See “—Backup Withholding Tax and Information Reporting Requirements” below. If you are a corporate U.S. Holder, dividends paid to you generally will not be eligible for the dividends-received deduction generally allowed under the Code.

Subject to certain exceptions for short-term and hedged positions, if you are a non-corporate U.S. Holder, dividends paid to you by a “qualified foreign corporation” may be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends will be treated as qualified dividends if (a) certain holding period requirements are satisfied, (b) we are eligible for benefits under the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, as amended, or the Treaty, or our ADSs or ordinary shares are readily tradable on an established U.S. securities market, and (c) we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC.

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

As discussed above, we believe we were a PFIC in our taxable year ending June 30, 2019. Therefore, the reduced rate of taxation available to U.S. Holders of a “qualified foreign corporation” is not expected to be available for such years or any subsequent year in which we are classified as a PFIC. See the discussion above under “—Certain Tax Consequences If We Are a Passive Foreign Investment Company.” You should consult your tax advisor regarding the availability of the reduced tax rate on any dividends paid with respect to our ADSs or ordinary shares.

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

The availability of the foreign tax credit and the application of the limitations on its availability are fact specific and are subject to complex rules. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “—Australian Income Tax Considerations—Taxation of Dividends.” You should also consult your tax advisor regarding the application of the foreign tax credit rules to the QEF and mark-to-market regimes described above in the event we are a PFIC (as we believe to be the case with respect to taxable year 2019and as we may be in future taxable years).

Sale, Exchange or Other Disposition of ADSs or Ordinary Shares

If you are a U.S. Holder of our ADSs or ordinary shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section generally will not apply to you—instead, see the discussion above under “—Certain Tax Consequences If We Are A Passive Foreign Investment Company.”

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

You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ADSs or ordinary shares. See “—Australian Income Tax Considerations—Tax on Sales or other Dispositions of Shares.”

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

Tax on Sales or Other Dispositions of Shares—Capital Gains Tax

Non-Australian Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of ordinary shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last two years prior to disposal.

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

We have not declared any dividends during fiscal 2017, 2018 or 2019 and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of the ADSs, subject to the terms of the deposit agreement. See “Description of Share Capital,” which is included as an exhibit to this annual report on Form 20-F.

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

In addition, since our ordinary shares are traded on the ASX, we file annual and semi-annual reports with, and furnish information to, the ASX, as required under the ASX Listing Rules and the Corporations Act. Copies of our filings with the ASX can be retrieved electronically at www.asx.com.au. We also maintain a website at piedmontlithium.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to the cash and short-term deposits with a floating interest rate. These financial assets with variable rates expose us to cash flow interest rate risk. All other financial assets and liabilities, in the form of receivables and payables are non-interest bearing. At June 30, 2019, 2018 and 2017, we had $4.4 million, $7.2 million and $3.5 million, respectively, of cash and short-term deposits. We estimate that a 1.0% (100 basis point) increase in interest rates at June 30, 2019 would have increased our profits and equity by $44,322 for fiscal 2019. We estimate that a 1.0% (100 basis point) decrease in interest rates at June 30, 2019 would have decreased our profits and equity by $44,322 for fiscal 2019. We currently do not engage in any hedging or derivative transactions to manage interest rate risk.

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

Our net exposure to financial instruments denominated in foreign currencies was $0.8 million at June 30, 2019. We estimate that a 10% appreciation of the Australian dollar against the U.S. dollar would have increased our profit and equity by $79,296 for fiscal 2019. We estimate that a 10% depreciation of the Australian dollar against the U.S. dollar would have decreased our profit and equity by $79,296 for fiscal 2019.

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

Not applicable.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES
A.	Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2019. “Disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2019. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

B.	Management’s Report on Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS as issued by the IASB. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Australian Standard AS ISO 31000:2018 Risk management — Guidelines. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2019, our internal control over financial reporting was effective.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s Registered Public Accounting firm, because we qualify as an “emerging growth company” under section 3(a) of the Securities Exchange Act of 1934, as amended, and we are exempted from such attestation requirement.

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

Services Rendered	Fiscal 2018	Fiscal 2019
Audit	$25,586	$25,831
Audited-Related	264,420	55,277
Tax	—	—
Other	—	—
Total	$290,006	$81,108

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

In connection with our initial listing on Nasdaq and registration under the Exchange Act, we elected to use the exemption from audit committee standards set forth in Rule 10A-3(b)(1)(iv). One additional independent director was appointed to the audit committee during the one year after our listing on Nasdaq, as required by the rules of the SEC and Nasdaq. Our board of directors has determined that reliance on the phase-in exemption did not materially adversely affect the ability of our audit committee to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser of us, purchased any of our securities during the year ended June 30, 2019.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Additional Corporate Governance Differences

The Nasdaq Capital Market allows a foreign private issuer, such as Piedmont, to follow its home country practices in lieu of certain of Nasdaq’s corporate governance standards. We rely on exemptions from certain corporate governance standards and instead follow laws, rules, regulations or generally accepted business practices in Australia, as described below:

•	We rely on an exemption from the independence requirements for a majority of our board of directors. The ASX Corporate Governance Principles and Recommendations contain non-binding recommendations that all ASX-listed companies should strive to achieve, including a majority of the board being comprised of independent directors. Due to Australian law and generally accepted business practices in Australia regarding director independence, we have departed from this recommendation and differ to the independence requirements under the Nasdaq Capital Market. Accordingly, we claim this exemption.
•	We rely on an exemption from the requirement that our independent directors meet regularly in executive sessions. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we claim this exemption.
•	We rely on an exemption from the quorum requirements applicable to meetings of shareholders under the Nasdaq Capital Market. In compliance with Australian law, our Constitution provides that two shareholders present shall constitute a quorum for a general meeting. The Nasdaq Capital Market require that an issuer provide for a quorum as specified in its bylaws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ from the Nasdaq Capital Market’s quorum requirements, we seek to claim this exemption.
•	We rely on an exemption from the requirement that we establish compensation and nominating committees and that all members of such committees be independent as defined by Nasdaq. Nasdaq rules would require that nominations to be determined, or recommended to the board of directors for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on our board of directors. Instead, compensation of our directors and officers will be determined by our board of directors. The ASX Listing Rules and Australian law do not require an Australian company to establish a compensation committee, known in Australia as a remuneration committee, or a nominating committee comprised solely of non-executive directors if the company is not included in the S&P/ASX300 Index at the beginning of its fiscal year. We were not included on the S&P/ASX300 Index at the beginning of our last fiscal year and, hence, are not required under ASX Listing Rules to have a remuneration committee or a nominating committee. The ASX Corporate Governance Principles and Recommendations contain a non-binding recommendation that all ASX-listed companies should have a remuneration committee and nominating committee comprised of at least three members, a majority of whom (including the chair) are “independent.” While these recommendations contain guidelines for assessing independence, ASX-listed entities are able to adopt their own definitions of an independent director for this purpose and is different from the definition in the Nasdaq rules.
•	We rely on an exemption from the requirement prescribed by the Nasdaq Capital Market that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of controls or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or an additional 10% capacity to issue equity securities for the proceeding 12-month period if shareholder approval by

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

2.2	Description of Share Capital
8.1	Subsidiaries of Piedmont Lithium Limited
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer
15.1	Consent of Deloitte Touche Tohmatsu
100.1	XBRL
101.1	XBRL

Piedmont Lithium Limited

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
for the years ended June 30, 2019, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Piedmont Lithium Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Piedmont Lithium Limited and subsidiaries (the “Company”) as of June 30, 2019 and 2018, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

October 30, 2019

We have served as the Company's auditor since 2010.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER
COMPREHENSIVE INCOME
FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

	Notes	2019	2018	2017
		US$	US$	US$
Continuing operations
Interest income		128,377	132,752	33,936
Exploration and evaluation expenses		(7,107,146)	(6,021,506)	(1,132,846)
Corporate and administrative expenses		(1,711,475)	(1,160,608)	(444,388)
Business development expenses		(928,097)	(1,207,907)	(233,538)
Share based payments	15	(438,375)	(1,172,164)	(861,973)
Foreign stock exchange listing expenses		—	(580,922)	—
Other income/(expenses)	2	234,090	52,538	(619)
Loss before income tax		(9,822,626)	(9,957,817)	(2,639,428)
Income tax expense	3	—	—	—
Loss for the year		(9,822,626)	(9,957,817)	(2,639,428)
Loss attributable to members of Piedmont Lithium Limited		(9,822,626)	(9,957,817)	(2,639,428)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		(366,083)	(249,205)	58,802
Other comprehensive income/(loss) for the year, net of tax		(366,083)	(249,205)	58,802
Total comprehensive loss for the year		(10,188,709)	(10,207,022)	(2,580,626)
Total comprehensive loss attributable to members of Piedmont Lithium Limited		(10,188,709)	(10,207,022)	(2,580,626)

Basic loss per share (cents per share)	13	(1.58)	(1.91)	(0.64)
Diluted loss per share (cents per share)	13	(1.58)	(1.91)	(0.64)

The above Consolidated Statements of Profit or Loss and other Comprehensive Income should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2019 AND 2018

	Notes	2019	2018
		US$	US$
ASSETS
Current Assets
Cash and cash equivalents	5	4,432,150	7,238,489
Trade and other receivables	6	59,679	72,110
Total Current Assets		4,491,829	7,310,599

Non-Current Assets
Exploration and evaluation assets	7	2,265,121	742,017
Property, plant and equipment	8	26,195	3,982
Total Non-Current Assets		2,291,316	745,999
TOTAL ASSETS		6,783,145	8,056,598

LIABILITIES
Current Liabilities
Trade and other payables	9	2,144,071	1,989,084
Total Current Liabilities		2,144,071	1,989,084
TOTAL LIABILITIES		2,144,071	1,989,084

NET ASSETS		4,639,074	6,067,514

EQUITY
Contributed equity	10	48,853,707	40,483,348
Reserves	11	1,990,135	1,966,308
Accumulated losses	12	(46,204,768)	(36,382,142)
TOTAL EQUITY		4,639,074	6,067,514

The above Consolidated Statements of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

	Contributed Equity	Share Based Payments Reserve	Foreign Currency Translation Reserve	Accumulated Losses	Total Equity
	US$	US$	US$	US$	US$
Balance at July 1, 2018	40,483,348	1,897,391	68,917	(36,382,142)	6,067,514
Net loss for the year	—	—	—	(9,822,626)	(9,822,626)
Exchange differences arising on translation of foreign operations	—	—	(366,083)	—	(366,083)
Total comprehensive loss for the year	—	—	(366,083)	(9,822,626)	(10,188,709)
Issue of shares	8,831,759	—	—	—	8,831,759
Conversion of performance rights	48,465	(48,465)	—	—	—
Share issue costs	(509,865)	—	—	—	(509,865)
Share based payments	—	438,375	—	—	438,375
Balance at June 30, 2019	48,853,707	2,287,301	(297,166)	(46,204,768)	4,639,074

Balance at July 1, 2017	28,512,793	861,973	318,122	(26,424,325)	3,268,563
Net loss for the year	—	—	—	(9,957,817)	(9,957,817)
Exchange differences arising on translation of foreign operations	—	—	(249,205)	—	(249,205)
Total comprehensive loss for the year	—	—	(249,205)	(9,957,817)	(10,207,022)
Issue of shares	12,304,000	—	—	—	12,304,000
Exercise of options	324,271	(136,746)	—	—	187,525
Share issue costs	(657,716)	—	—	—	(657,716)
Share based payments	—	1,172,164	—	—	1,172,164
Balance at June 30, 2018	40,483,348	1,897,391	68,917	(36,382,142)	6,067,514

Balance at July 1, 2016	24,908,762	—	259,320	(23,784,897)	1,383,185
Net loss for the year	—	—	—	(2,639,428)	(2,639,428)
Exchange differences arising on translation of foreign operations	—	—	58,802	—	58,802
Total comprehensive loss for the year	—	—	58,802	(2,639,428)	(2,580,626)
Issue of shares	3,840,034	—	—	—	3,840,034
Share issue costs	(236,003)	—	—	—	(236,003)
Share based payments	—	861,973	—	—	861,973
Balance at June 30, 2017	28,512,793	861,973	318,122	(26,424,325)	3,268,563

The above Consolidated Statements of Changes in Equity should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

	Notes	2019	2018	2017
		US$	US$	US$
Operating activities
Payments to suppliers and employees		(9,937,002)	(7,713,845)	(1,365,603)
Interest received		127,190	131,849	34,008
Net cash flows used in operating activities	5	(9,809,812)	(7,581,996)	(1,331,595)

Investing activities
Purchase of exploration and evaluation assets	7	(1,523,104)	(564,217)	(177,800)
Purchase of property, plant and equipment		(14,407)	(1,346)	(4,055)
Payment of deposits		(15,000)	(36,617)	—
Net cash flows used in investing activities		(1,552,511)	(602,180)	(181,855)

Financing activities
Proceeds from issue of shares	10(a)	8,831,759	12,491,525	3,840,034
Share issue costs	10(a)	(509,865)	(657,716)	(236,003)
Net cash flows from financing activities		8,321,894	11,833,809	3,604,031

Net increase/(decrease) in cash and cash equivalents		(3,040,429)	3,649,633	2,090,581
Net foreign exchange differences		234,090	52,538	65,379
Cash and cash equivalents at beginning of year		7,238,489	3,536,318	1,380,358
Cash and cash equivalents at the end of the year	5	4,432,150	7,238,489	3,536,318

The above Consolidated Statements of Cash Flows should be read in conjunction with the accompanying notes.

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparing the consolidated financial statements of Piedmont Lithium Limited (“Piedmont” or “Company”) and its consolidated entities (“Consolidated Entity” or “Group”) for the years ended June 30, 2019, 2018 and 2017 are stated to assist in a general understanding of the consolidated financial statements.

Piedmont is a for profit company limited by shares, incorporated and domiciled in Australia. Our ordinary shares are listed on the Australian Securities Exchange, or ASX, under the symbol “PLL” and our American Depositary Shares, or ADRs, each representing 100 of our ordinary shares, are traded on the Nasdaq Capital Market, or Nasdaq, under the symbol “PLL”. The Bank of New York Mellon, acting as depositary, registers and delivers the ADRs.

The principal activities of the Group during fiscal 2019, fiscal 2018 and fiscal 2017 consisted of the identification, acquisition, exploration and development of resource projects. During fiscal 2017, the Group identified and acquired the Piedmont Lithium Project (“Project”) located in the United States and subsequently the Group has focussed on the exploration, appraisal, and development of the Project.

The consolidated financial statements of the Group for the years ended June 30, 2019, 2018 and 2017 were authorised for issue in accordance with a resolution of the Directors on October 30, 2019.

(a)	Basis of preparation

The consolidated financial statements are general purpose financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements comprise the consolidated financial statements of the Group. For the purposes of preparing the consolidated financial statements, the Company is a for-profit entity.

The financial report has also been prepared on a historical cost basis, except for other financial assets, which have been measured at fair value. The financial report is presented in United States dollars (US$).

Going concern

The financial statements have been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the normal course of business.

The Group incurred a loss of US$9,822,626 (2018: US$9,957,817), and experienced net cash outflows from operating and investing activities of US$11,362,323 for the year ended June 30, 2019 (2018: US$8,814,176). Cash and cash equivalents totalled US$4,432,150 as at June 30, 2019 (30 June 2018: US$7,238,489).

As disclosed in Note 20 to the financial statements, on July 10, 2019, the Company announced that it had completed an institutional placement of 145 million shares at an issue price of A$0.145 per share to institutional investors to raise gross proceeds of A$21 million. As a result, the Directors are of the opinion that the Group will have sufficient funds to meet its obligations as and when they fall due and that the use of the going concern basis is appropriate.

(b)	New standards, interpretations and amendments adopted by the Group

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the IASB that are relevant to its operations and effective for annual reporting periods beginning on or after July 1, 2018.

New and revised standards and amendments thereof and interpretations effective for the current reporting period that are relevant to the Group include:

•	IFRS 9 Financial Instruments, and relevant amending standards;
•	IFRS 15 Revenue from Contracts with Customers, and relevant amending standards;

•	Amendments to IFRS 2 Share-based Payments – Classification and Measurement of Share-based Payment Transactions; and
•	IFRIC 22 Foreign Currency Transactions and Advance Consideration.

The adoption of these new and revised standards and amendments has not affected the amounts reported for the current or prior periods. A discussion on the impact of the adoption of IFRS 9 and IFRS 15 is included below. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.

The Group has adopted IFRS 9 from July 1, 2018 which has resulted in changes to accounting policies and the analysis for possible adjustments to amounts recognised in the financial statements. In accordance with the transitional provisions in IFRS 9, the reclassifications and adjustments are not reflected in the balance sheet as at June 30, 2018 but recognised in the opening balance sheet as at July 1, 2018. The Group made an assessment of the impact of the new impairment model introduced by IFRS 9 noting no material impact.

Classification and Measurement

On July 1, 2018, the Group has assessed financial instruments held by the Group and have classified them into the appropriate IFRS 9 categories. The main effects resulting from this reclassification are shown in the table below.

On adoption of IFRS 9, the Group classified financial assets and liabilities measured at either amortised cost or fair value, depending on the business model for those assets and on the asset’s contractual cash flow characteristics. There were no changes in the measurement of the Group’s financial instruments.

There was no impact on the statement of comprehensive income or the statement of changes in equity on adoption of IFRS 9 in relation to classification and measurement of financial assets and liabilities.

The following table summarises the impact on the classification and measurement of the Group’s financial instruments at July 1, 2018:

Presented in statement of financial position	IAS 39 Classification	IFRS 9 Classification	Reported $	Restated $
Cash and cash equivalents	Loans and receivables	Amortised cost	No change	No material impact
Trade and other receivables	Loans and receivables	Amortised cost	No change	No material impact
Trade and other payables	Loans and payables	Amortised cost	No change	No material impact

The Group does not currently engage in any hedging activities and accordingly any changes to hedge accounting rules under IFRS 9 do not impact on the Group.

Impairment

IFRS 9 introduces a new expected credit loss (“ECL”) impairment model that requires the Group to adopt an ECL position across the Group’s trade and other receivables from July 1, 2018. The loss allowances are based on the assumptions about risk of default and expected loss rates as opposed to the previously applied incurred loss model. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period. The Group has assessed that the risk of default is minimal for trade receivables, and therefore the loss allowance is immaterial. As such, no allowance for expected credit losses has been recognised against these receivables at June 30, 2019.

IFRS 15 Revenue from Contracts with Customers

The adoption of IFRS 15 has not had an impact on the Group’s financial statements. During the year, the Group generated no revenue from sale of goods or rendering of services.

(c)	New standards, interpretations and amendments not yet applied by the Group

International Financial Reporting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ended June 30, 2019. Those which may be relevant to the Group are set out in the table below, but these are not expected to have any significant impact on the Group's financial statements:

Standard or Interpretation	Application Date of Standard	Application Date for Group
IFRS 16 Leases	January 1, 2019	July 1, 2019
Interpretation 23 Uncertainty over Income Tax Treatments	January 1, 2019	July 1, 2019
Annual Improvements to IFRS Standards 2015–2017 Cycle	January 1, 2019	July 1, 2019
Amendments to IAS 19 Employee Benefits – Plan Amendment, Curtailment or Settlement	January 1, 2019	July 1, 2019

The impact of the adoption of IFRS 16 Leases is set out below. The adoption of the other standards, interpretations and amendments are not expected to have any significant impact on the Group's financial statements.

IFRS 16 Leases

IFRS 16 was issued in February 2016 and is mandatorily effective for financial years commending on or after 1 January 2019. The adoption of IFRS 16 will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases (for lessees) is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The exceptions are short-term and low-value leases.

The Group has reviewed the Group’s leasing arrangements in light of the new lease accounting rules in IFRS 16. The standard will affect primarily the accounting for the Group’s operating leases where the Group is the lessee in the lease arrangement. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption.

As at the reporting date, the Group has non-cancellable operating lease commitments of approximately US$135,000 (refer Note 19). Of these commitments, approximately US$26,000 relate to short-term and low value leases which will both continue to be recognised on a straight-line basis as an expense in profit or loss.

For the remaining operating lease commitments, the Group expects, on 1 July 2019, to recognise right-of-use assets of approximately US$109,000 with a corresponding lease liability of approximately US$109,000.

(d)	Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company as at June 30, 2019 and 2018 and the results of all subsidiaries for the three years ended June 30, 2019, 2018 and 2017.

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

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less allowance for expected credit losses.

If collection of the amounts is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. Trade receivables are generally due for settlement within 30 days and therefore are all classified as current.

As the majority of receivables are short term in nature, their carrying amount is assumed to be the same as their fair value.

(h)	Property, Plant and Equipment
(i)	Cost and valuation

All classes of property, plant and equipment are measured at cost.

(ii)	Depreciation

Depreciation is provided on a straight-line basis on all property, plant and equipment.

	2019	2018	2017
Major depreciation periods are:
Plant and equipment:	5 years	5 years	5 years
(i)	Exploration and Development Expenditure

Expenditure on exploration and evaluation is accounted for in accordance with the 'area of interest' method and with IFRS 6 Exploration for and Evaluation of Mineral Resources.

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

Once the technical feasibility and commercial viability of a program or project has been demonstrated with a bankable feasibility study, the carrying amount of the exploration and evaluation expenditure in respect of the area of interest is reclassified as a “mine development property” and future expenditures incurred in the development of that area of interest is accounted for in accordance with the Group’s policy for Property, Plant & Equipment, as described in note 1(h).

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

(j)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 60 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date.

They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

(k)	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

(l)	Interest income

Interest income is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

(m)	Income Tax

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

(n)	Employee Entitlements

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

(o)	Earnings per Share

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

(p)	Goods and Services Tax

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

(q)	Use and Revision of Accounting Estimates, Judgements and Assumptions

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

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following note:

•	Recognition of tax losses (Note 3);
•	Impairment of exploration and evaluation expenditures (Note 7); and
•	Share-based payments (Note 15).
(r)	Operating Segments

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

(s)	Impairment of Assets

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

(t)	Fair Value Estimation

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

(u)	Issued and Unissued Capital

Ordinary Shares and Performance Shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(v)	Dividends

Provision is made for the amount of any dividend declared on or before the end of the year but not distributed at balance date.

(w)	Share-Based Payments

Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. Fair value is determined using the Black Scholes option pricing model.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company's estimate of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to the share-based payments reserve.

Equity-settled share-based payments may also be provided as consideration for the acquisition of assets. Where ordinary shares are issued, the transaction is recorded at fair value based on the quoted price of the ordinary shares at the date of issue. The acquisition is then recorded as an asset or expensed in accordance with accounting standards.

2.	OTHER INCOME AND EXPENSES
	Note	2019	2018	2017
		US$	US$	US$
Other income
Net foreign exchange gain		234,090	52,538	—
		234,090	52,538	—

Other expenses
Net foreign exchange loss		—	—	(619)

Depreciation, amortisation and impairment
Included in corporate and administrative expenses:
Depreciation of plant and equipment	8	(8,812)	(1,259)	(1,133)
Included in exploration and evaluation expenses:
Impairment of exploration and evaluation asset	7	—	—	(39,251)
		(8,812)	(1,259)	(40,384)

	Note	2019	2018	2017
		US$	US$	US$
Employee benefits expense (including KMP)

Wages, salaries and fees		(1,983,144)	(1,649,294)	(423,101)
Defined contribution plans		(51,432)	(18,876)	(14,179)
Other employee benefits		(159,030)	66,735	—
Share based payments	15	(438,375)	(1,172,164)	(861,973)
		(2,631,981)	(2,907,069)	(1,299,253)
3.	INCOME TAX
	2019	2018	2017
	US$	US$	US$
Recognised in profit or loss
Current income tax:
Current income tax benefit in respect of the current year	—	—	—
Deferred income tax:
Origination and reversal of temporary differences	—	—	—
Income tax expense reported in profit or loss	—	—	—

Reconciliation between tax expense and accounting loss before income tax
Accounting loss before income tax	(9,822,626)	(9,957,817)	(2,639,428)
At the Australian income tax rate of 30% (2017: 27.5%) (2016: 30%)	(2,946,788)	(2,738,400)	(725,843)
Expenditure not allowable for income tax purposes	435,641	612,788	301,266
Income not assessable for income tax purposes	(70,227)	(14,448)	—
Effect of different income tax rate in the United States	1,774,721	(551,859)	(81,129)
Effect of change in income tax rate in Australia	(233,013)	—	216,833
Exchange differences on translation of foreign operations	142,627	105,045	7,236
Adjustments in respect of deferred income tax of previous years	(159,852)	(56,213)	(87,522)
Effect of deferred tax assets not brought to account	1,056,891	2,643,087	369,159
Income tax expense reported in profit or loss	—	—	—

Deferred Tax Assets and Liabilities
Deferred Tax Liabilities:
Accrued interest	3,856	3,292	2,835
Deferred tax assets used to offset deferred tax liabilities	(3,856)	(3,292)	(2,835)
	—	—	—
Deferred Tax Assets:
Accrued expenditures	35,587	25,160	6,640
Exploration and evaluation expenditure-capital allowances(1)	2,649,626	—	—
Tax losses available to offset against future taxable income	3,902,255	5,504,853	2,879,828
Deferred tax assets used to offset deferred tax liabilities	(3,856)	(3,292)	(2,835)
Deferred tax assets not brought to account(2)	(6,583,612)	(5,526,721)	(2,883,633)
	—	—	—

Notes:

(1)	For U.S. income tax purposes, exploration costs are generally capitalised and then amortized for tax purposes unless an election is made to deduct the exploration costs as incurred. On finalisation of its U.S. tax return, the Group did not make such an election for the year ended June 30, 2018, and consequently exploration costs have been treated as capitalised for tax purposes, with deductions available in future periods. This election has no impact on the total deferred tax assets available to the Group at either June 30, 2019 or June 30, 2018.

(2)	The benefit of deferred tax assets not brought to account will only be brought to account if: (a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised; (b) the conditions for deductibility imposed by tax legislation continue to be complied with; and (c) no changes in tax legislation adversely affect the Group in realising the benefit.
4.	DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

No dividends have been paid or proposed for the year ended June 30, 2019 (2018: nil) (2017: nil).

5.	CASH AND CASH EQUIVALENTS
	2019	2018	2017
	US$	US$	US$
Cash at bank and on hand	2,224,380	2,714,776	844,118
Short term deposits	2,207,770	4,523,713	2,692,200
	4,432,150	7,238,489	3,536,318

Reconciliation of loss before income tax to net cash flows from operations
Loss for the year	(9,822,626)	(9,957,817)	(2,639,428)
Adjustment for non-cash income and expense items
Depreciation and impairment	8,812	1,259	40,384
Share-based payments expense	438,375	1,172,164	861,973
Net foreign exchange loss/(gain)	(234,090)	(52,538)	619
Change in assets and liabilities
Decrease/(increase) in trade and other receivables	10,814	(1,516)	(22,907)
(Decrease)/increase in trade and other payables	154,987	1,505,657	433,536
Exchange differences arising on translation of foreign operations	(366,084)	(249,205)	(5,772)
Net cash outflow from operating activities	(9,809,812)	(7,581,996)	(1,331,595)
6.	TRADE AND OTHER RECEIVABLES
	2019	2018
	US$	US$
Accrued interest receivable	12,599	11,411
Deposits	35,000	36,617
GST receivable	12,080	24,082
	59,679	72,110
7.	EXPLORATION AND EVALUATION ASSETS
	2019	2018
	US$	US$
Areas of interest
Piedmont Lithium Project(1)	2,265,121	742,017
Carrying amount at June 30(3)	2,265,121	742,017

Reconciliation
Carrying amount at July 1	742,017	177,800
Additions(2)	1,523,104	564,217
Carrying amount at June 30(3)	2,265,121	742,017

Notes:

(1)	As at 30 June 2019, the Company owns or has entered into exclusive option agreements or land acquisition agreements with local landowners, which upon exercise, allow the Company to purchase (or in some cases long-term lease) approximately 2,207 acres of surface property and the associated mineral rights from the private landowners.
(2)	During fiscal 2019, the Group made land acquisition payments and land option payments totalling US$1,523,104 (2018: US$564,217) to landowners which have been treated as acquisition costs and capitalised as ‘exploration and evaluation assets’. No liability has been recorded for the consideration payable to landowners if the Group chooses to exercise the options (refer to Note 18 for further details of contingent liabilities).
(3)	The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.
8.	PROPERTY, PLANT AND EQUIPMENT
	2019	2018	2017
	US$	US$	US$
Plant and equipment
At cost	36,426	5,401	30,045
Accumulated depreciation and impairment	(10,231)	(1,419)	(26,150)
Carrying amount at June 30	26,195	3,982	3,895

Reconciliation
Carrying amount at July 1	3,982	3,895	991
Additions	31,025	1,346	4,134
Depreciation	(8,812)	(1,259)	(1,133)
Exchange differences	—	—	(97)
Carrying amount at June 30	26,195	3,982	3,895
9.	TRADE AND OTHER PAYABLES
	2019	2018
	US$	US$
Trade creditors	1,434,439	1,901,870
Accrued expenses	709,632	87,214
	2,144,071	1,989,084

10.	CONTRIBUTED EQUITY
	Note	2019	2018
		US$	US$
Issued capital
670,380,352 fully paid ordinary shares (2018: 559,030,352) (2017: 454,030,352)	10(a)	48,853,707	40,483,348
(a)	Movements in issued capital
Date	Details	Number of Ordinary Shares	Issue Price		US$
2019
1 Jul 2018	Opening balance	559,030,352			40,483,348
31 Jul 2018	Conversion of performance rights	200,000		—	27,828
7-13 Dec 2018	Share placement	107,590,909	A$	0.11	8,560,221
1 Feb 2019	Share placement	3,409,091	A$	0.11	271,538
1 Feb 2019	Conversion of performance rights	150,000		—	20,637
	Share issue costs	—		—	(509,865)
30 Jun 2019	Closing balance	670,380,352			48,853,707

2018
1 Jul 2017	Opening balance	454,030,352		—	28,512,793
3 Nov 2017	Share placement	100,000,000	A$	0.16	12,304,000
30 May 2018	Exercise of incentive options	5,000,000	A$	0.05	187,525
30 May 2018	Transfer from share-based payment reserve	—		—	136,746
	Share issue costs	—		—	(657,716)
30 Jun 2018	Closing balance	559,030,352			40,483,348
(b)	Rights attaching to ordinary shares

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

11.	RESERVES
	Note	2019	2018	2017
		US$	US$	US$
Share-based payments reserve	11(b)	2,287,301	1,897,391	861,973
Foreign currency translation reserve	11(e)	(297,166)	68,917	318,122
		1,990,135	1,966,308	1,180,095
(a)	Nature and purpose of reserves
(i)	Share-based payments reserve

The share-based payments reserve is used to record the fair value of Incentive Options and Performance Rights issued by the Group.

(ii)	Foreign currency translation reserve

Exchange differences arising on translation of entities whose functional currency is different to the Group’s presentation currency are taken to the foreign currency translation reserve, as described in Note 1(e).

(b)	Movements in share-based payments reserve
Date	Details	Number of Incentive Options	Number of Performance Rights	US$
2019
1 Jul 2018	Opening balance	79,700,000	1,500,000	1,897,391
Various	Grant of incentive securities(1), (2)	4,950,000	—	—
31 Jul 2018	Conversion of performance rights	—	(200,000)	(27,828)
31 Dec 2018	Expiry of performance rights	—	(1,100,000)	—
1 Feb 2019	Conversion of performance rights	—	(150,000)	(20,637)
30 Jun 2019	Share based payment expense	—	—	438,375
30 Jun 2019	Closing balance	84,650,000	50,000	2,287,301

Date	Details	Number of Incentive Options	Number of Performance Rights	US$
2018
1 Jul 2017	Opening balance	56,450,000	2,200,000	861,973
Jul 17 – Jun 18	Grant of incentive securities(1)	28,250,000	400,000	—
31 Dec 2017	Expiry of performance rights	—	(1,100,000)	—
30 May 2018	Exercise of incentive options	(5,000,000)	—	(136,746)
30 Jun 2018	Share based payment expense	—	—	1,172,164
30 Jun 2018	Closing balance	79,700,000	1,500,000	1,897,391

2017
1 Jul 2016	Opening balance	—	4,400,000	—
27 Sep 2016	Grant of Incentive Options	45,000,000	—	—
9 Dec 2016	Grant of Incentive Options	8,000,000	—	—
31 Dec 2016	Lapse of Performance Rights	—	(1,100,000)	—
1 May 2017	Grant of Incentive Options(1)	3,450,000	—	—
30 Jun 2017	Lapse of Performance Rights	—	(1,100,000)	—
30 Jun 2017	Share-based payment expense	—	—	861,973
30 Jun 2017	Closing balance	56,450,000	2,200,000	861,973

Notes:

(1)	For details on the valuation of Incentive Options and Performance Rights, including models and assumptions used, please refer to Note 15 of the financial statements.
(2)	The above number of Incentive Options granted during the 2019 year and outstanding at June 30, 2019, do not include 1,200,000 Incentive Options that were issued and allotted during the 2019 year but were not granted at June 30, 2019 on the basis that the proposed employee had not yet commenced rendering services to the Group.
(c)	Terms and conditions of Incentive Options

The Incentive Options are granted based upon the following terms and conditions:

•	Each Incentive Option entitles the holder to the right to subscribe for one Share upon the exercise of each Incentive Option;
•	The Incentive Options granted as share based payments at the end of the financial year have the following exercise prices and expiry dates:
•	14,000,000 Incentive Options exercisable at A$0.05 each expiring on December 31, 2019;
•	1,000,000 Incentive Options exercisable at A$0.08 each expiring on December 31, 2019;
•	16,500,000 Incentive Options exercisable at A$0.10 each expiring on December 31, 2019;
•	16,500,000 Incentive Options exercisable at A$0.15 each expiring on December 31, 2019;
•	1,300,000 Incentive Options exercisable at A$0.15 each expiring on June 30, 2020;
•	1,300,000 Incentive Options exercisable at A$0.20 each expiring on June 30, 2020;
•	4,175,000 Incentive Options exercisable at A$0.25 each expiring on June 30, 2020;
•	6,000,000 Incentive Options exercisable at A$0.10 each expiring on July 10, 2020;
•	6,000,000 Incentive Options exercisable at A$0.12 each expiring on January 10, 2021;
•	6,000,000 Incentive Options exercisable at A$0.16 each expiring on July 10, 2021;
•	6,000,000 Incentive Options exercisable at A$0.24 each expiring on July 10, 2022;
•	2,875,000 Incentive Options exercisable at A$0.35 each expiring on December 31, 2020;
•	1,500,000 Incentive Options exercisable at A$0.15 each expiring on June 30, 2021; and

•	1,500,000 Incentive Options exercisable at A$0.20 each expiring on June 30, 2022.
•	The Incentive Options are exercisable at any time prior to the Expiry Date, subject to vesting conditions being satisfied (if applicable);
•	Shares issued on exercise of the Incentive Options rank equally with the then Shares of the Company;
•	Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Incentive Options;
•	If there is any reconstruction of the issued share capital of the Company, the rights of the Incentive Option holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and
•	No application for quotation of the Incentive Options will be made by the Company.
(d)	Terms and conditions of Performance Rights

The Performance Rights are granted based upon the following terms and conditions:

•	Each Performance Right automatically converts into one Share upon vesting of the Performance Right;
•	Each Performance Right is subject to performance conditions (as determined by the Board from time to time) which must be satisfied in order for the Performance Right to vest;
•	The Performance Rights outstanding at the end of the financial year have the following performance conditions and expiry dates:
•	50,000 Performance Rights subject to the Pre-Feasibility Study Milestone expiring on December 31, 2020.
•	Shares issued on conversion of the Performance Rights rank equally with the then Shares of the Company;
•	Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the Performance Rights;
•	If there is any reconstruction of the issued share capital of the Company, the rights of the Performance Right holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction;
•	No application for quotation of the Performance Rights will be made by the Company; and
•	Without approval of the Board, Performance Rights may not be transferred, assigned or novated, except, upon death, a participant's legal personal representative may elect to be registered as the new holder of such Performance Rights and exercise any rights in respect of them.
(e)	Movements in foreign currency translation reserve
	2019	2018	2017
	US$	US$	US$
Balance at July 1	68,917	318,122	259,320
Exchange differences arising on translation of foreign operations	(366,083)	(249,205)	58,802
Balance at June 30	(297,166)	68,917	318,122
12.	ACCUMULATED LOSSES
	2019	2018
	US$	US$
Balance at July 1	(36,382,142)	(26,424,325)
Net loss for the year	(9,822,626)	(9,957,817)
Balance at June 30	(46,204,768)	(36,382,142)

13.	EARNINGS PER SHARE
	2019	2018	2017
	US$ cents	US$ cents	US$ cents
Basic loss per share	(1.58)	(1.91)	(0.64)
Diluted loss per share	(1.58)	(1.91)	(0.64)
	2019	2018	2017
	US$	US$	US$
The following reflects the income and share data used in the calculations of basic earnings per share:
Net loss	(9,822,626)	(9,957,817)	(2,639,428)
Earnings used in calculating basic and dilutive earnings per share	(9,822,626)	(9,957,817)	(2,639,428)
	Number of Ordinary Shares 2019	Number of Ordinary Shares 2018	Number of Ordinary Shares 2017
Weighted average number of Ordinary Shares used in calculating basic and dilutive earnings per share	621,391,730	520,222,133	409,976,775
(a)	Non-Dilutive Securities

As at balance date, 85,850,000 Incentive Options and 50,000 Performance Rights, which together represent 85,900,000 potential Ordinary Shares, were considered non-dilutive as they would decrease the loss per share.

(b)	Conversions, Calls, Subscriptions or Issues after June 30, 2019

After year end, in July 2019, the Company issued 145,000,000 Ordinary Shares under an institutional placement at an issue price of A$0.145 per share to raise gross proceeds of A$21 million.

Other than as outlined above, there have been no conversions to, calls of, or subscriptions for Ordinary Shares or issues of potential Ordinary Shares since the reporting date and before the completion of this financial report.

14.	RELATED PARTIES
(a)	Subsidiaries
	Country of Incorporation	Equity Interest
		2019%	2018%	2017%
Piedmont Lithium, Inc.(1)	United States	100	100	100
Gaston Land Company, LLC(2)	United States	100	100	—
WCP Gold Pty Ltd(3)	Australia	—	—	100
WCP Copper Pty Ltd(3)	Australia	—	—	100
Mt Phillips Exploration Pty Ltd(3)	Australia	—	—	100
WCP Energy Pty Ltd(3)	Australia	—	—	100
WCP Phosphate Pty Ltd(3)	Australia	—	—	100

Notes:

1	Piedmont Lithium, Inc. was incorporated by the Group on July 18, 2016.
2	Gaston Land Company, LLC was incorporated by the Group on October 23, 2017.
3	During the 2018 financial year, the Group voluntarily deregistered its five (5) dormant Australian subsidiaries.

(b)	Ultimate Parent

Piedmont Lithium Limited is the ultimate parent of the Group.

(c)	Key Management Personnel

The aggregate compensation made to Key Management Personnel of the Group is set out below:

	2019	2018	2017
	US$	US$	US$
Short-term employee benefits	1,673,245	1,153,314	402,527
Post-employment benefits	30,544	18,876	14,180
Share-based payments	420,529	957,147	359,559
Total compensation	2,124,318	2,129,337	776,266

No loans were provided to or received from Key Management Personnel during the year ended June 30, 2019 (2018: Nil).

(d)	Transactions with related parties of Key Management Personnel

Apollo Group Pty Ltd (‘Apollo’), a company associated with Mr Mark Pearce, was paid A$180,000 during the 2019 year for the provision of serviced office facilities and administrative, accounting and company secretarial services (2018: A$180,000) (2017: A$180,000), based on a monthly retainer of A$15,000 due and payable in advance with no fixed term. The agreement may be terminated by either party for any reason by giving one month’s notice.

Ledger Holdings Pty Ltd (‘Ledger’), a company associated with Mr Levi Mochkin, was paid A$120,000 during the 2019 year for the provision of services in relation to business development activities (2018: A$70,000) (2017: A$105,000). Ledger receives a monthly retainer of A$5,833, with any additional fees agreed between the parties as required from time to time. The agreement may be terminated by either party for any reason by giving two months’ notice.

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

During the past three years, the following equity-settled share-based payments have been recognised:

	2019	2018	2017
	US$	US$	US$
Expense arising from equity-settled share-based payment transactions	(438,375)	(1,172,164)	(861,973)

(b)	Summary of Options and Performance Rights granted as share-based payments

The following table illustrates the number and weighted average exercise prices (“WAEP”) of Incentive options and Performance Rights granted as share-based payments at the beginning and end of the financial year:

	2019 Number	2019 WAEP		2018 Number	2018 WAEP		2017 Number	2017 WAEP
Outstanding at beginning of year	81,200,000	A$	0.13	58,650,000	A$	0.10	4,400,000		—
Options granted during the year	4,950,000	A$	0.22	28,650,000	A$	0.17	56,450,000	A$	0.10
Rights lapsed during the year	(1,100,000)		—	(1,100,000)		—	(2,200,000)		—
Rights converted during the year	(350,000)		—	(5,000,000)	A$	0.05	—		—
Outstanding at end of year	84,700,000	A$	0.14	81,200,000	A$	0.13	58,650,000	A$	0.10

Note:

(1)	The above number of Incentive Options granted during the 2019 year and outstanding at June 30, 2019, do not include 1,200,000 Incentive Options that were issued and allotted during the 2019 year but were not granted at June 30, 2019 on the basis that the proposed employee had not yet commenced rendering services to the Group.

The following Incentive Options and Performance Rights were granted as share-based payments during the past three years:

Series	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Fair Value A$
Series 1	Options	19,000,000	27-Sep-16	31-Dec-19	$0.05	$0.0360
Series 2	Options	13,000,000	27-Sep-16	31-Dec-19	$0.10	$0.0270
Series 3	Options	13,000,000	27-Sep-16	31-Dec-19	$0.15	$0.0220
Series 4	Options	1,000,000	9-Dec-16	31-Dec-19	$0.08	$0.0410
Series 5	Options	3,500,000	9-Dec-16	31-Dec-19	$0.10	$0.0370
Series 6	Options	3,500,000	9-Dec-16	31-Dec-19	$0.15	$0.0300
Series 7	Options	1,150,000	1-May-17	30-Jun-20	$0.15	$0.0400
Series 8	Options	1,150,000	1-May-17	30-Jun-20	$0.20	$0.0340
Series 9	Options	1,150,000	1-May-17	30-Jun-20	$0.25	$0.0300
Series 10	Options	6,000,000	10-Jul-17	10-Jul-20	$0.10	$0.0480
Series 11	Options	6,000,000	10-Jul-17	10-Jan-21	$0.12	$0.0470
Series 12	Options	6,000,000	10-Jul-17	10-Jul-21	$0.16	$0.0460
Series 13	Options	6,000,000	10-Jul-17	10-Jul-22	$0.24	$0.0450
Series 14	Options	150,000	13-Oct-17	30-Jun-20	$0.15	$0.1030
Series 15	Options	150,000	13-Oct-17	30-Jun-20	$0.20	$0.0910
Series 16	Options	150,000	13-Oct-17	30-Jun-20	$0.25	$0.0810
Series 17	Options	1,050,000	1-Jan-18	30-Jun-20	$0.25	$0.0910
Series 18	Options	1,050,000	1-Jan-18	31-Dec-20	$0.35	$0.0850
Series 19	Rights	150,000	1-Jan-18	31-Dec-18	$Nil	$0.1900
Series 20	Rights	150,000	1-Jan-18	31-Dec-19	$Nil	$0.1900
Series 21	Options	100,000	26-Feb-18	30-Jun-20	$0.25	$0.0680
Series 22	Options	100,000	26-Feb-18	31-Dec-20	$0.35	$0.0630
Series 23	Options	100,000	12-Mar-18	30-Jun-20	$0.25	$0.0600
Series 24	Options	100,000	12-Mar-18	31-Dec-20	$0.35	$0.0560
Series 25	Options	500,000	7-May-18	30-Jun-20	$0.25	$0.0550
Series 26	Options	500,000	7-May-18	31-Dec-20	$0.35	$0.0510
Series 27	Rights	50,000	29-May-18	31-Dec-18	$Nil	$0.1790
Series 28	Rights	50,000	29-May-18	31-Dec-19	$Nil	$0.1790
Series 29	Options	150,000	15-Jun-18	30-Jun-20	$0.25	$0.0810
Series 30	Options	150,000	15-Jun-18	31-Dec-20	$0.35	$0.0750
Series 31	Options	375,000	13-Jul-18	30-Jun-20	$0.25	$0.0630
Series 32	Options	375,000	13-Jul-18	31-Dec-20	$0.35	$0.0590
Series 33	Options	500,000	1-Aug-18	30-Jun-20	$0.25	$0.0640

Series	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Fair Value A$
Series 34	Options	500,000	1-Aug-18	31-Dec-20	$0.35	$0.0580
Series 35	Options	1,500,000	7-May-19	30-Jun-21	$0.15	$0.0680
Series 36	Options	1,500,000	7-May-19	30-Jun-22	$0.20	$0.0680
Series 37	Options	100,000	1-Oct-18	30-Jun-20	$0.25	$0.0260
Series 38	Options	100,000	1-Oct-18	31-Dec-20	$0.35	$0.0240
(c)	Weighted Average Remaining Contractual Life

At June 30, 2019, the weighted average remaining contractual life of Incentive Options and Performance Rights on issue that had been granted as share-based payments was 1.06 years (2017: 1.96 years) (2016: 2.5 years).

(d)	Range of Exercise Prices

At June 30, 2019, the range of exercise prices of Incentive Options on issue that had been granted as share-based payments was A$0.05 to A$0.35 (2018: A$0.05 to A$0.35) (2017: A$0.05 to A$0.25).

(e)	Weighted Average Share Price of Exercised Options

There were no Incentive Options exercised during the year ended 30 June 2019. For Incentive Options exercised during the year ended June 30, 2018, the weighted average share price at the date of exercise was A$0.175.

(f)	Weighted Average Fair Value

The weighted average fair value of Incentive Options and Performance Rights granted as share-based payments by the Group during the year ended June 30, 2019 was A$0.05 (2018: A$0.05) (2017: A$0.03).

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

The tables below list the inputs to the valuation model used for share options and performance rights granted by the Group during the last three years:

	2019 Incentive Options		2019 Performance Rights	2018 Incentive Options		2018 Performance Rights		2017 Incentive Options		2017 Performance Rights
Fair value at grant date (weighted average)	A$	0.064	—	A$	0.051	A$	0.187	A$	0.030	—
Share price at grant date (weighted average)	A$	0.16	—	A$	0.104	A$	0.187	A$	0.064	—
Exercise price (weighted average)	A$	0.22	—	A$	0.175		—	A$	0.104	—
Expected life of options/ rights (weighted average)(1)	2.01 years		—	3.69 years		1.40 years		3.23 years		—
Risk-free interest rate (weighted average)		1.59%	—		2.11%		—		1.67%	—
Expected volatility(2)		78%	—		85.00%		—		85.00%	—
Expected dividend yield(3)		—	—		—		—		—	—

Notes:

1	The expected life is based on the expiry date of the options or rights.
2	The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.
3	The dividend yield reflects the assumption that the current dividend payout will remain unchanged.

16.	SEGMENT INFORMATION

IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The Consolidated Entity operates in one segment, being mineral exploration in the United States of America.

(a)	Reconciliation of non-current assets by geographical location
	2019	2018
	US$	US$
United States of America	2,291,316	745,999
	2,291,316	745,999
17.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
(a)	Overview

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

There are no significant concentrations of credit risk within the Group. The carrying amount of the Group's financial assets represents the maximum credit risk exposure, as represented below:

	Note	2019	2018
		US$	US$
Cash and cash equivalents	5	4,432,150	7,238,489
Trade and other receivables	6	59,679	72,110
		4,491,829	7,310,599

The Group does not have any significant customers and accordingly does not have any significant exposure to impairment losses.

Trade and other receivables comprise of primarily deposits, accrued interest revenue, and GST refunds due. Where possible the Group trades only with recognised, creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant. At June 30, 2019 none (2018: none) of the Group's receivables are past due. No impairment losses on receivables have been recognised.

With respect to credit risk arising from cash and cash equivalents, the Group's exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.

(c)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Board's approach to managing liquidity is to ensure, as far as possible, that the Group will always have sufficient liquidity to meet its liabilities when due. At June 30, 2018 and 2019, the Group had sufficient liquid assets to meet its financial obligations.

The contractual maturities of financial liabilities, including estimated interest payments, are provided below. There are no netting arrangements in respect of financial liabilities.

	≤6 Months	6-12 Months	1-5 Years	≥5 Years	Total
	US$	US$	US$	US$	US$
2019
Financial Liabilities
Trade and other payables	2,144,071	—	—	—	2,144,071
	2,144,071	—	—	—	2,144,071
2018
Financial Liabilities
Trade and other payables	1,989,084	—	—	—	1,989,084
	1,989,084	—	—	—	1,989,084
(d)	Interest Rate Risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the cash and short-term deposits with a floating interest rate.

These financial assets with variable rates expose the Group to cash flow interest rate risk. All other financial assets and liabilities, in the form of receivables and payables are non-interest bearing.

At the reporting date, the interest rate profile of the Group's interest-bearing financial instruments was:

	Note	2019	2018
		US$	US$
Interest-bearing financial instruments
Cash at bank and on hand	5	2,224,380	2,714,776
Short term deposits	5	2,207,770	4,523,713
		4,432,150	7,238,489

The Group's cash at bank and on hand and short-term deposits had a weighted average floating interest rate at year end of 2.02% (2018: 1.89%).

The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk.

Interest rate sensitivity

A sensitivity of 1% (100 basis points) has been selected as this is considered reasonable given the current level of both short term and long-term interest rates. A 1% (100 basis points) movement in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2018.

	Profit or loss		Equity
	+1%	-1%	+1%	-1%
	US$	US$	US$	US$
2019
Cash and cash equivalents	44,322	(44,322)	44,322	(44,322)

2018
Cash and cash equivalents	64,857	(64,857)	64,857	(64,857)
(e)	Foreign Currency Risk

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

It is the Group’s policy not to enter into any hedging or derivative transactions to manage foreign currency risk.

At June 30, 2019, the majority of the Group’s cash reserves were denominated in US$, being US$3.4 million.

At the reporting date, the Group’s exposure to financial instruments denominated in foreign currencies was:

A$ denominated financial assets and liabilities	2019 A$ exposure (US$ Equivalent)	2018 A$ exposure (US$ Equivalent)
Financial assets
Cash and cash equivalents	1,028,454	1,971,129
Trade and other receivables	24,679	35,493
Financial liabilities
Trade and other payables	260,171	143,181
Net exposure	792,962	1,863,441

Foreign exchange rate sensitivity

At the reporting date, had the US$ appreciated or depreciated against the A$, as illustrated in the table below, profit or loss and equity would have been affected by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss		Other Comprehensive Income
	10% Increase US$	10% Decrease US$	10% Increase US$	10% Decrease US$
2019
Group	79,296	(79,296)	79,296	(79,296)
2018
Group	186,344	(186,344)	186,344	(186,344)

(f)	Commodity Price Risk

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

There were no changes in the Group's approach to capital management during the year.

(h)	Fair Value

The net fair value of financial assets and financial liabilities approximates their carrying value. The methods for estimating fair value are outlined in the relevant notes to the financial statements.

18.	CONTINGENT ASSETS AND LIABILITIES

At June 30, 2019, the Group had entered into option agreements and land acquisition agreements with local landowners in North Carolina, United States, in relation to its Piedmont Lithium Project, which upon exercise, allows the Group to purchase (or in some cases long-term lease) 2,207 acres of surface property and the associated mineral rights from the local landowners. Upon exercise of the option agreements, in the case of a purchase, the Group will pay cash consideration approximating the fair market value of the surface property at the time of exercise (excluding the value of any minerals) plus 50%, and in the case of a long-term lease, the Group will pay annual advanced royalty payments per acre. The landowners will also retain a production royalty payable on production of ore from the property, between US$0.50 to US$2.00 per tonne of ore produced.

19.	COMMITMENTS

Management have identified the following material commitments for the consolidated group as at June 30, 2019 and 2018:

	Payable within 1 year	Payable later than 1 year within 5 years	Total
	US$	US$	US$
2019
Operating lease commitments (a)	64,375	70,509	134,884
	64,375	70,509	134,884
2018
Operating lease commitments (a)	25,627	—	25,627
	248,234	—	248,234
(a)	Operating lease commitments

Operating lease commitments include contracts for leased premises and equipment in the United States.

20.	EVENTS SUBSEQUENT TO BALANCE DATE
(a)	On July 10, 2019, the Company announced that it had completed an institutional placement of 145 million shares at an issue price of A$0.145 per share to institutional investors to raise gross proceeds of A$21 million;

(b)	On July 17, 2019, the Company announced the results from PFS-level metallurgical test work which demonstrated high quality spodumene concentrate product with a grade above 6.0% Li2O, iron oxide below 1.0%, and low impurities from composite samples using a combination of DMS and flotation technology;
(c)	On August 7, 2019, the Company announced the results of an enhanced Scoping Study for the Project to incorporate the expanded Mineral Resource update published in June 2019 which extended the Project’s mine life to 25 years; and
(d)	On October 9, 2019, the Company announced that in response to strong interest from prospective lithium hydroxide customers, the Company plans to accelerate development of its lithium chemical plant by compressing its project timeline into a single-stage, effectively accelerating chemical plant development by one year while deferring the mine/concentrator construction start date by one year, resulting in integrated operations from day one.

Other than as outlined above, as at the date of this report there are no other matters or circumstances which have arisen since June 30, 2019 that have significantly affected or may significantly affect:

•	the operations, in financial years subsequent to June 30, 2019, of the Consolidated Entity;
•	the results of those operations, in financial years subsequent to June 30, 2019, of the Consolidated Entity; or
•	the state of affairs, in financial years subsequent to June 30, 2019, of the Consolidated Entity.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

PIEDMONT LITHIUM LIMITED

	By:	/s/ Keith D. Phillips
Keith D. Phillips
Chief Executive Officer
Date: October 30, 2019