Form 20-F
period 2020-06-30
Piedmont Lithium Ltd
filed 2020-10-13
CIK 1728205

As filed with the Securities and Exchange Commission on October 13, 2020
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2020
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from      to
Commission File No. 001-38427
PIEDMONT LITHIUM LIMITED
(Exact name of Registrant as specified in its charter)
N/A (Translation of Registrant’s name into English)	AUSTRALIA (Jurisdiction of incorporation or organization)
Level 9, 28 The Esplanade
Perth, WA, 6000 Australia
(Address of principal executive offices)
Keith D. Phillips
President and Chief Executive Officer
+61 8 9322 6322 (telephone)
+61 8 9322 6558 (facsimile)
Level 9, 28 The Esplanade
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2020: 1,035,320,206 ordinary shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes  ☐ No ☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐ No ☒
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes  ☐ No  ☐

INTRODUCTION
Piedmont Lithium Limited is the 100% owner of the Piedmont Lithium Project (the “Project”), located within the Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines. The TSB is located approximately 25 miles west of Charlotte, North Carolina and has been described as one of the largest lithium regions in the world and historically provided most of the western world’s lithium between the 1950s and the 1980s.
We recently reported the results of a pre-feasibility study (“PFS”) for our proposed lithium hydroxide chemical plant (“Chemical Plant”) in Kings Mountain, North Carolina, together with the results of an updated scoping study (“Scoping Study”) for our proposed integrated mine-to-hydroxide project (“Integrated Project”) comprising our proposed mine and concentrator (“Mine/Concentrator”) that will produce spodumene concentrate to be transported to our proposed Chemical Plant, and converted into battery-grade lithium hydroxide.
The PFS and Scoping Study confirm the potential for Piedmont to be a strategic and low-cost producer of battery-grade lithium hydroxide. Our proposed Chemical Plant would create an alternative to the numerous merchant spodumene converters currently operating in China and dominating the world lithium hydroxide market, thus providing U.S. and non-U.S. automotive companies a secure and independent American source of the lithium hydroxide required for their supply chains.

Piedmont Lithium Location in the Carolina Tin-Spodumene Belt

We are currently undertaking exploration and appraisal activities, comprising drilling campaigns and technical studies to assess the economic potential of the Project and our potential to become a low-cost producer of battery-grade lithium hydroxide. Following the completion of all technical studies and all necessary permitting activities, Piedmont has plans to undertake mining and lithium processing activities to produce a highly strategic, U.S. domestic source of battery-grade lithium hydroxide to supply the growing electric vehicle and battery storage markets.
At June 30, 2020, the Project comprised approximately 2,126 acres of surface property and associated mineral rights in North Carolina, United States, of which approximately 391 acres are owned, approximately 79 acres are subject to lease-to-own agreements, and approximately 1,656 acres are subject to exclusive option agreements. These exclusive option agreements, upon exercise, allow us to purchase or, in some cases, enter into long-term leases for the surface property and associated mineral rights.
We also own a 61-acre property in Kings Mountain, North Carolina, which will be the site of our proposed Chemical Plant. The site is located approximately 20 miles from our proposed Mine/Concentrator in Gaston County, North Carolina.
Our head office is located at 32N Main Street Suite 100, Belmont, NC 28012, United States. The telephone number of our head office is +1 (704) 461-8000. Our registered office is located at Level 9, 28 The Esplanade, Perth, Western Australia 6000. The telephone number of our registered office is +61 (8) 9322-6322.
Our ordinary shares are publicly traded on the Australian Securities Exchange (“ASX”) under the symbol “PLL.” Our American Depositary Shares (“ADSs”) each representing 100 of our ordinary shares, are publicly traded on the Nasdaq Capital Market (“Nasdaq”) under the symbol “PLL.” The Bank of New York Mellon, acting as depositary, registers and delivers the ADSs.
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
CAUTIONARY NOTE TO UNITED STATES INVESTORS
As a public company in Australia, we report estimates of “measured,” “indicated” and “inferred” mineral resources, which are terms that are recognized and required by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (“JORC”) and also the ASX. These definitions differ from the definitions in Industry Guide 7 (“Guide 7”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”).
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
Consequently, the terms “measured,” “indicated” and “inferred” mineral resources are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned that public disclosure by us of such mineral resources in Australia in accordance with ASX listing rules (“ASX Listing Rules”) does not form a part of this annual report on Form 20-F.
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
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of applicable securities laws. Such forward-looking statements concern our anticipated results and progress of our operations in future periods, planned exploration and, if warranted, development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “may,” “will,” “could,” “leading,” “intend,” “contemplate,” “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements in this annual report on Form 20-F include, but are not limited to, statements with respect to:
•	risks related to our operations being further disrupted, and our financial results being adversely affected by the novel coronavirus pandemic;
•	risks related to our limited operating history in the lithium industry;
•	risks related to our status as an exploration stage company;
•	risks related to our ability to identify lithium mineralization and achieve commercial lithium mining at the Project;
•	risks related to mining, exploration and mine construction, if warranted, on our properties;
•	risks related to our ability to achieve and maintain profitability and to develop positive cash flow from our mining activities;
•	risks related to investment risk and operational costs associated with our exploration activities;
•	risks related to our ability to access capital and the financial markets;
•	risks related to compliance with government regulations;
•	risks related to our ability to acquire necessary mining licenses, permits or access rights;
•	risks related to environmental liabilities and reclamation costs;
•	risks related to volatility in lithium prices or demand for lithium;
•	risks related to our stock price and trading volume volatility;
•	risks relating to the development of an active trading market for our ADSs;
•	risks related to ADS holders not having certain shareholder rights;

•	risks related to ADS holders not receiving certain distributions; and
•	risks related to our status as a foreign private issuer and emerging growth company.
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
PRESENTATION OF FINANCIAL INFORMATION
Unless otherwise indicated, the consolidated financial statements and related notes included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board, (the “IASB”) which differ in certain significant respects from Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) and thus may not be comparable to financial statements of United States companies. Because the SEC has adopted rules to accept financial statements prepared in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP for foreign private issuers such as us, we will not be providing a description of the principal differences between U.S. GAAP and IFRS.
Our fiscal year ends on June 30. We designate our fiscal year by the year in which that fiscal year ends; e.g. fiscal 2020 refers to our fiscal year ended June 30, 2020.
COMPETENT PERSONS STATEMENT
As required by Australian securities laws and the ASX Listing Rules, we hereby notify Australian investors that the information in this annual report that relates to Exploration Results, Metallurgical Testwork Results, Exploration Targets, Mineral Resources, Concentrator Process Design, Concentrator Capital Costs, Concentrator Operating Costs, Mining Engineering and Mining Schedule is extracted from the Company’s ASX announcements dated July 23, 2020, May 26, 2020, June 25, 2019, April 24, 2019 and September 6, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.
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

PART I.
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3	KEY INFORMATION
A.	Selected Financial Data
The following tables present the selected consolidated financial data of our company. The selected consolidated statements of operations data for the fiscal years ended June 30, 2018, 2019 and 2020 and the selected consolidated statement of financial position data as of June 30, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the fiscal years ended June 30, 2016 and 2017 and the selected consolidated statements of financial position data as of June 30, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements for the fiscal years ended June 30, 2016, 2017 and 2018, which are not included in this annual report. During the year ended June 30, 2018, the Company elected to change its presentation currency from Australian dollars to U.S. dollars. This change in presentation currency was to better reflect the Company’s business activities and to enhance comparability with its industry peer group, the majority of which report in U.S. dollars. As a result of this change, the selected consolidated statement of financial position data as of June 30, 2016 was translated from Australian dollars to U.S. dollars at the exchange rate prevailing at that date. This translation into U.S. dollars is unaudited.
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
Summary Financial Information
(In U.S. dollars, except numbers of ordinary shares)
	Fiscal 2016	Fiscal 2017	Fiscal 2018	Fiscal 2019	Fiscal 2020
Consolidated Operating Data
Exploration and evaluation expenses	$(39,903)	$(1,132,846)	$(6,021,506)	$(7,107,146)	$(3,563,437)
Corporate and administrative expenses	(281,797)	(444,388)	(1,160,608)	(1,711,475)	(1,514,519)
Business development expenses	(139,107)	(233,538)	(1,207,907)	(928,097)	(941,399)
Share based payments	72,471	(861,973)	(1,172,164)	(438,375)	(470,939)
Foreign stock exchange listing expenses	—	—	(580,922)	—	—
Finance income	39,002	33,936	132,752	128,377	215,549
Finance costs	—	—	—	—	(157,271)
Other income/(expenses)	69,701	(619)	52,538	234,090	760,917
Loss for the year	(279,633)	(2,639,428)	(9,957,817)	(9,822,626)	(5,671,099)
Loss per basic and diluted ordinary share (US$ per ordinary share)	(0.00)	(0.01)	(0.02)	(0.02)	(0.01)
Weighted average number of ordinary shares outstanding (basic and diluted)	397,808,129	409,976,775	520,222,133	621,391,730	828,356,668

	As of June 30,
	Unaudited 2016	2017	2018	2019	2020
Consolidated Statement of Financial Position
Cash and cash equivalents	$1,380,358	$3,536,318	$7,238,489	$4,432,150	$18,857,088
Trade and other receivables	10,276	33,977	72,110	59,679	27,412
Exploration and evaluation assets	38,709	177,800	742,017	2,265,121	7,720,957
Property, plant and equipment	959	3,895	3,982	26,195	774,440
Other current assets	—	—	—	—	128,271
Other non-current assets	—	—	—	—	150,781
Total assets	1,430,302	3,751,990	8,056,598	6,783,145	27,658,949
Trade and other payables	(47,117)	(483,427)	(1,989,084)	(2,144,071)	(1,007,507)
Other current liabilities	—	—	—	—	(705,536)
Other non-current liabilities	—	—	—	—	(1,910,413)
Total liabilities	(47,117)	(483,427)	(1,989,084)	(2,144,071)	(3,623,456)
Contributed equity	24,908,762	28,512,793	40,483,348	48,853,707	74,877,325
Total equity	1,383,185	3,268,563	6,067,514	4,639,074	24,035,493
B.	Capitalization and Indebtedness
Not applicable.
C.	Reasons for the Offer and Use of Proceeds
Not applicable.
D.	Risk Factors
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
Business Risks
Our operations may be further disrupted, and our financial results may be adversely affected by the novel coronavirus pandemic.
The 2019 novel strain of coronavirus causing a contagious respiratory disease known as COVID-19, which was declared a pandemic by the World Health Organization on March 11, 2020, poses a material risk to our business and operations. If a significant portion of our workforce or the consultants we have engaged to perform certain studies regarding our proposed operations becomes unable to work or travel to our operations due to illness or state or federal government restrictions (including travel restrictions and “shelter-in-place” and similar orders restricting certain activities that may be issued or extended by authorities), we may be forced to reduce or suspend our exploration and development activities. We continue to monitor legislative initiatives in the U.S. to provide relief to businesses impacted by COVID-19, such as the U.S. Coronavirus Aid Relief and Economic Security (CARES) Act, to determine their potential impacts or benefits (if any) to our business.
It is not possible at this time to estimate the full impact that the COVID-19 pandemic, the continued spread of COVID-19, and any additional measures taken by governments, health officials or by us in response to such spread, could have on our business, results of operations and financial condition. The COVID-19 pandemic and mitigation measures have also negatively impacted global economic conditions, which, in turn, could adversely affect our business, results of operations and financial condition. The extent to which the COVID-19 outbreak continues to impact our financial condition will depend on future developments that are highly uncertain and cannot be predicted, including new government actions or restrictions, new information that may emerge concerning the severity, longevity and impact of the COVID-19 pandemic on economic activity.
To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section. As at June 30, 2020 these impacts have not had a significant effect on our financial results or operations. However, because of the highly uncertain and dynamic nature of events relating to the COVID-19 pandemic, it is not currently possible to estimate the impact of the pandemic on our business in the future. However, these effects could have a material impact on our operations, and we will continue to monitor the COVID-19 situation closely.
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
Our long-term success depends on our ability to enter into and deliver product under supply agreements.
We may encounter difficulty entering into or maintaining supply agreements for our products, may fail to deliver required minimum tonnes required by such agreements or may experience production costs in excess of the fixed price to be paid to us under such agreements. On September 28, 2020, we entered into a sales agreement with Tesla, Inc. to provide spodumene concentrate to Tesla. The agreement commits us to sell at a fixed maximum price a number of tonnes of concentrate equal to approximately one-third of our estimated average annual production of 160,000 tonnes. The agreement has an initial five-year term running from the first delivery date and may be extended by mutual agreement for a second five-year term. The agreement contemplates a number of areas where the parties must come to a mutual agreement. For example, the agreement is conditional upon Tesla and us mutually agreeing, based on the development schedules of both parties, to a start date for deliveries that is between July 2022 and July 2023 and to the parties agreeing in good faith to an allocation of certain material costs. Our business, results of operations and financial condition may be materially and adversely affected if we are unable to enter into similar agreements with other parties, are unable to mutually agree to matters required by our agreement with Tesla and by such other agreements, are unable to deliver the product required by such agreements or experience costs in excess of the fixed price set forth in such agreements.
We depend on our ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit our ability to fund our ongoing operations, execute our business plan or pursue investments that we may rely on for future growth.
Until commercial production is achieved from our planned Mine/Concentrator and/or Chemical Plant, we will continue to incur operating and investing net cash outflows associated with among other things maintaining and acquiring exploration properties, undertaking ongoing exploration activities and the potential development of our planned Mine/Concentrator and/or Chemical Plant. As a result, we rely on access to capital markets as a source of funding for our capital and operating requirements. We require additional capital to fund our ongoing operations, explore and define lithium mineralization, conduct a feasibility study and establish any future mining operations, which would require funds for construction and working capital. We cannot assure you that such additional funding will be available to us on satisfactory terms, or at all, or that we will be successful in commencing commercial lithium extraction, or that our sales projections will be realized.
In order to finance our current operations, and future capital needs, we will require additional funds through the issuance of additional equity or debt securities. Depending on the type and the terms of any financing we pursue, shareholders’ rights and the value of their investment in our ordinary shares or the ADSs could be reduced. Any additional equity financing will dilute shareholdings, and new or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on such debt securities would increase costs and negatively impact operating results. If the issuance of new securities results in diminished rights to holders of our ordinary shares or the ADSs, the market price of the ADSs could be negatively impacted.
If we are unable to obtain additional financing, as needed, at competitive rates, our ability to fund our current operations and implement our business plan and strategy will be affected, and we would be required to reduce the scope of our operations and scale back our exploration, development and mining programs. There is, however, no guarantee that we will be able to secure any additional funding or be able to secure funding which will provide us with sufficient funds to meet our objectives, which may adversely affect our business and financial position.
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
Title to the majority of our lithium properties is derived from option agreements with local landowners in North Carolina, which upon exercise allow us to purchase (or in certain cases long-term lease) the surface property and the associated mineral rights from the local landowners. Upon exercise, in the case of a purchase, we will pay cash consideration approximating the fair market value of the surface property at the time of exercise (excluding the value of any minerals) plus a premium, either at a negotiated fixed price or a negotiated percentage premium (generally 50%) above the fair market value of the surface property at the time of exercise (excluding the value of any minerals). Upon exercise, in the case of a long-term lease, the Company will pay annual advanced royalty payments per acre. The landowners will also retain a production royalty payable on production of ore from the property, between US$0.50 to US$2.00 per metric tonne of ore mined.
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
Some specific factors that could negatively affect the price of the ADSs or result in fluctuations in their price and trading volume include:
•	actual or expected fluctuations in our prospects or operating results;
•	changes in the demand for, or market price of, lithium;
•	additions to or departures of our key personnel;
•	fluctuations of exchange rates between the U.S. dollar and the Australian dollar;
•	changes or proposed changes in laws and regulations;
•	changes in trading volume of ADSs on Nasdaq and of our ordinary shares on the ASX;
•	sales or perceived potential sales of the ADSs or ordinary shares by us, our directors, senior management or our shareholders in the future;
•	announcement or expectation of additional financing efforts; and
•	conditions in the U.S. or Australian financial markets or changes in general economic conditions.
An active trading market for the ADSs may not develop and the trading price for our ordinary shares may fluctuate significantly.
Our ADSs are listed on Nasdaq. However, a liquid public market in the United States for the ADSs may not develop or be sustained, which means you may experience a decrease in the value of your ADSs regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, shareholders often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could have a material adverse effect on our results of operations and financial condition.

Our ADS holders are not shareholders and do not have shareholder rights.
The Bank of New York Mellon, as depositary, issues and delivers ADSs. Our ADS holders will not be treated as shareholders and will not have shareholders rights. The depositary will be the holder of our ordinary shares underlying our ADSs. Holders of our ADSs will have ADS holder rights. A deposit agreement among us, the depositary, our ADS holders, and the beneficial owners of ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. We and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders. For a description of ADS holder rights, see “Description of Share Capital,” which is included as an exhibit to this annual report on Form 20-F. Our shareholders have shareholder rights. Australian law and our Constitution govern shareholder rights. For a description of our shareholders’ rights, see “Additional Information—Share Capital.”
Our ADS holders do not have the same voting rights as our shareholders. Shareholders are entitled to receive our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares. Our ADS holders may instruct the depositary to vote the ordinary shares underlying their ADSs, but only if we ask the depositary to ask for their instructions. If we do not ask the depositary to ask for the instructions, our ADS holders are not entitled to receive our notices of general meeting. Our ADS holders will not be entitled to attend and vote at a general meeting unless they surrender their ADSs and withdraw the ordinary shares. However, our ADS holders may not have sufficient advance notice about the meeting to surrender their ADSs and withdraw the shares. If we ask for our ADS holders’ instructions, the depositary will notify our ADS holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as practical, subject to Australian law and the provisions of the deposit agreement, to vote the shares as our ADS holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADS holders. We cannot assure our ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, there may be other circumstances in which our ADS holders may not be able to exercise voting rights.
Our ADS holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to any shares, the directors may determine that a dividend will be payable on our ordinary shares and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends in the foreseeable future). Dividends may be paid on our ordinary shares of one class but not another and at different rates for different classes. Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares will be paid to the depositary, which has agreed to pay to our ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses and subject to the provisions of the deposit agreement. Before the depositary makes a distribution to you on behalf of your ADSs, any withholding taxes that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the ADS depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution. Our ADS holders will receive these distributions in proportion to the number of ordinary shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to our ADS holders amounts distributed by us as a dividend or distribution.
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
Our ordinary shares are listed on the ASX and our ADSs are listed on Nasdaq. We cannot predict the effect of this dual listing on the value of our ordinary shares and ADSs. However, the dual listing of our ordinary shares and ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States. The price of the ADSs could also be adversely affected by trading in our ordinary shares on the ASX.
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
As a foreign private issuer listed on Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq practices. Following our home country corporate governance practices, as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq, may provide less protection than is afforded to investors under the Nasdaq rules applicable to domestic issuers.
In particular, we follow home country law instead of Nasdaq practice regarding:
•
Nasdaq’s requirement that a majority of our board of directors be “independent” as defined by Nasdaq rules. The ASX Corporate Governance Principles and Recommendations contain non-binding recommendations that all ASX-listed companies should strive to achieve, including a majority of the board being comprised of independent directors. Due to Australian law and generally accepted business practices in Australia regarding director independence, we have departed from this recommendation and differ from independence requirements under Nasdaq.

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

•
Nasdaq’s requirement that we establish a compensation committee and that all members of such committee be “independent” as defined in the Nasdaq rules. Nasdaq rules would require that compensation to be determined, or recommended to the board of directors for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on our board of directors. Instead, compensation of our directors and officers will be determined by our board of directors. The ASX Listing Rules and Australian law do not require an Australian company to establish a compensation committee, known in Australia as a remuneration committee, which is comprised solely of non-executive directors if the company is not included in the S&P/ASX300 Index at the beginning of its fiscal year. We were not included on the S&P/ASX300 Index at the beginning of our last fiscal year and, hence, are not required under ASX Listing Rules to have a remuneration committee. The ASX Corporate Governance Principles and Recommendations contain a non-binding recommendation that all ASX-listed companies should have a remuneration committee comprised of at least three members, a majority of whom (including the chair) are independent. While these recommendations contain guidelines for assessing independence, ASX-listed entities are able to adopt their own definitions of an independent director for this purpose and is different from the definition in the Nasdaq rules.

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

•
Nasdaq’s requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of control or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or an additional 10% capacity to issue equity securities for the proceeding 12-month period if shareholder approval by special resolution is sought at the Company’s annual general meeting) of our issued share capital in any 12-month period (but, in determining the available issue limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) directors or their associates acquiring securities under an employee incentive plan.
•	Nasdaq’s requirement that we maintain a code of conduct in compliance with Nasdaq rules. Applicable Australian law does not require us to maintain a code of conduct.
As a foreign private issuer, we are permitted to file less information with the SEC than a company that files as a domestic issuer.
As a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a domestic issuer whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information.
Under Australian law, we prepare financial statements on an annual and semi-annual basis, we are not required to prepare or file quarterly financial information other than quarterly updates. Our quarterly updates have consisted of a brief review of operations for the quarter together with a statement of cash expenditure during the quarter and the cash and cash equivalents balance as at the end of the quarter.
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
We are an emerging growth company as defined in the U.S. Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) relating to internal control over financial reporting, and we will not provide such an attestation from our auditors.
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
We will cease to be an emerging growth company upon the earliest of:
•
the last day of the fiscal year during which we have total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the United States Securities and Exchange Commission (the “SEC”)) or more;

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
We have not declared any dividends during fiscal 2018, 2019 or 2020 and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law. As a result, a return on your investment will only occur if our ADS price appreciates. We cannot assure you that the ADSs will appreciate in value or even maintain the price at which you purchase the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.
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
As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Australian Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements may operate differently than those of many U.S. companies. You should carefully review the summary of these matters set forth under the section entitled “Additional Information-Share Capital” as well as our Constitution, which is included as an exhibit to this annual report on Form 20-F, prior to investing in the ADSs.
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
If in the future we are unable to conclude that we have effective internal controls over financial reporting or our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of the Sarbanes-Oxley Act, we may not be able to remain listed on Nasdaq.
We believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended June 30, 2020, and we may be a PFIC in future taxable years, which could have adverse tax consequences for our investors.
The rules governing passive foreign investment companies (“PFICs”) can have adverse consequences for U.S. investors for U.S. federal income tax purposes. Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. As discussed in “Taxation—U.S. Federal Income Tax Considerations—Certain Tax Consequences If We Are a Passive Foreign Investment Company,” we believe that we were a PFIC for the taxable year ended June 30, 2020 because we did not have active business income in that taxable year, and we may be a PFIC in future taxable years.
If we are characterized as a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—U.S. Federal Income Tax Considerations”) holds ADSs or ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the

U.S. Holder holds ADSs or ordinary shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. Holder may suffer adverse tax consequences, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. Holder may, in certain circumstances, make a timely qualified electing fund (“QEF”) election or a mark to market election to avoid or minimize the adverse tax consequences described above. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a QEF election. Potential investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ADSs and ordinary shares.

ITEM 4	INFORMATION ON THE COMPANY
A.	History and Development of the Company
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
At June 30, 2020, the Project comprised approximately 2,126 acres of surface property and associated mineral rights in North Carolina, United States, of which approximately 391 acres are owned, approximately 79 acres are subject to lease-to-own agreements, and approximately 1,656 acres are subject to exclusive option agreements. These exclusive option agreements, upon exercise, allows us to purchase or, in some cases, enter into long-term leases for the surface property and associated mineral rights.

We also own a 61-acre property in Kings Mountain, North Carolina, which will be the site of our proposed Chemical Plant. The site is located approximately 20 miles from our proposed Mine/Concentrator in Gaston County, North Carolina.

Piedmont Lithium Location in Carolina Tin-Spodumene Belt
Under Guide 7 we are an exploration stage company because we do not currently have any proven and probable reserves under Guide 7 standards. See “Cautionary Note to United States Investors.”
Our head office is located at 32N Main Street Suite 100, Belmont, NC 28012, United States. The telephone number of our head office is +1 (704) 461-8000. Our registered office is located at Level 9, 28 The Esplanade, Perth, Western Australia 6000. The telephone number of our registered office is +61 (8) 9322-6322.
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

During fiscal 2020:
•
we completed a pre-feasibility study (“PFS”) for our proposed lithium hydroxide chemical plant (“Chemical Plant”) in Kings Mountain, North Carolina, USA. The PFS highlights a business model where a Piedmont built and owned Chemical Plant would convert spodumene concentrate purchased on the global market to battery-grade lithium hydroxide;

•
we completed an updated scoping study (“Scoping Study”) for our integrated mine-to-hydroxide project. The mine-to-hydroxide project comprises a mine and concentrator producing spodumene concentrate which will be transported to our Chemical Plant and converted into battery-grade lithium hydroxide. The updated scoping study includes the results of the Chemical Plant PFS;

•
we completed additional metallurgical testwork to produce 120 kilograms of spodumene concentrate from core samples collected from the Project. Concentrate qualities and recoveries were consistent with earlier testwork programs, with a grade above 6.0% Li2O, iron oxide below 1.0%, and low impurities;

•	we completed a bench-scale lithium hydroxide testwork program at SGS Canada, Inc. in Lakefield, Ontario which demonstrated conversion of spodumene concentrate to battery-quality lithium hydroxide;
•	we completed our Phase 4 drill program, which comprised 113 holes for a total of 18,393 meters. The Phase 4 drill program was successful in expanding the Project’s mine life from 13 to 25 years;
•
we completed soil and rock chip sampling at our Project in North Carolina, United States, which led to the discovery of five new spodumene-bearing pegmatites in areas that have not previously been explored;

•
we completed federal permitting required to develop the proposed mine and concentrator at the Project, following receipt of a Clean Water Act Section 404 Standard Individual Permit from the US Army Corps of Engineers (“USACE”);

•
we completed Mineral Resource estimates and bench-scale metallurgical testwork for by-product quartz, feldspar and mica as by-products of spodumene concentrate from the Project. The Mineral Resource estimates were prepared by independent consultants, CSA Global Pty Ltd;

•
we concluded a definitive and exclusive marketing agreement for byproduct quartz, feldspar, and mica with Ion Carbon, a division of AMCI Group. The Company continues to advance offtake discussions for byproducts with quartz offtake discussions the most advanced;

•
we entered into a memorandum of understanding with Primero Group for the delivery of Piedmont’s planned spodumene concentrator on an engineer, procure, and construct basis, with Primero Group to contract operate the spodumene concentrator for a period of up to six years following construction;

•
we appointed Mr. Austin Devaney as Vice President – Sales & Marketing. Mr. Devaney spent most of the past decade in senior marketing roles with Albemarle Corporation, most recently as Vice President, Strategic Marketing and Customer Excellence;

•
we completed a U.S. public offering of 2,065,000 of our American Depositary Shares (“ADSs”), each representing 100 of our ordinary shares, at an issue price of US$6.30 per ADS, to raise gross proceeds of US$12.9 million (~A$18.6 million) (“Public Offering”);

•
we announced an Australian private placement to existing non-U.S. institutional and sophisticated shareholders and directors of 120,000,000 of our ordinary shares, at an issue price of A$0.09 per share (which equates to the same issue price of the Public Offering), to raise gross proceeds of A$10.8 million (~US$7.8 million) (“Private Placement”). We completed the Private Placement subsequent to the end of fiscal 2020; and

•	we continued numerous preliminary off-take, financing and strategic conversations, including companies from the lithium, mining, chemicals, battery, automotive and private equity sectors.
Subsequent to the end of fiscal 2020:
•
we announced that we had entered into a binding agreement with Tesla, Inc. (“Tesla”) for the supply of spodumene concentrate (“SC6”) from Piedmont's North Carolina deposit to Tesla. The agreement is for an initial five-year term on a fixed-price binding purchase commitment from the delivery of first product and may be extended by mutual agreement for a second five-year term. The Agreement covers a fixed commitment representing approximately one-third of Piedmont's planned SC6 production of 160,000 tonnes per annum for the initial five-year term as well as an additional quantity to be delivered at Tesla's option. The SC6 sales are expected to generate between 10-20% of Piedmont's total revenues from its proposed integrated mine-to-hydroxide project for the initial five-year term. The agreement is conditional upon Tesla and Piedmont agreeing to a start date for spodumene concentrate deliveries between July 2022 and July 2023 based on the development schedules of both parties;
•
we announced the results of a bench-scale lithium hydroxide testwork program at SGS Canada, Inc. in Lakefield, Ontario which demonstrated conversion of Piedmont ore to battery-quality lithium hydroxide; and

•	we completed the Private Placement.
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

•
Proximate to existing lithium processing facilities. Albemarle Corporation (“Albemarle”) and Livent Corporation (“Livent”) continue to maintain important lithium processing facilities near the Project site. Livent’s Bessemer City lithium processing facility is approximately six miles from the Project, while Albemarle’s Kings Mountain lithium processing facility is approximately 12 miles from the Project.

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

•
Lithium Mineral Resource Defined. During fiscal 2018, we announced an initial lithium Mineral Resource estimate for the Project, which was the first Mineral Resource estimate completed in over 30 years in the historic TSB. During fiscal 2019, we increased our total lithium Mineral Resources for the Project by 72%.

•
Key Permits Received. During fiscal 2020, we completed the federal permitting required to develop our proposed mine and concentrator at the Project, following receipt of a Clean Water Act Section 404 Standard Individual Permit from the USACE.

•
Metallurgical Testwork Progressing. During fiscal 2020, we completed bench-scale metallurgical testwork for the production of lithium hydroxide, which demonstrated the ability of our ore body to produce battery-grade lithium hydroxide. We also produced 120 kilograms of spodumene concentrate from core samples collected from the Project, with a grade above 6.0% Li2O, iron oxide below 1.0%, and low impurities.

•
Technical Studies Progressing. During fiscal 2020, we completed a PFS for our proposed Chemical Plant in Kings Mountain, North Carolina, USA and an updated Scoping Study for our integrated mine-to-hydroxide project.

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
U.S. Regulations
Emerging Growth Company Status
We are an “emerging growth company” under the JOBS Act and will continue to qualify as an “emerging growth company” until the earliest to occur of:
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
Capital Expenditures
We currently expense, rather than capitalize, our exploration and appraisal costs (other than costs associated with acquiring the exploration properties, which are capitalized) and will continue to do so until completion of a bankable feasibility study. As a result, our capital expenditures consist principally of costs associated with acquisition and maintenance of exploration rights. Our capital expenditures for fiscal 2018, 2019 and 2020 amounted to $0.6 million, $1.5 million, and $3.4 million, respectively.

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
Albemarle and Livent continue to operate important lithium processing facilities near the Project site. Livent’s Bessemer City lithium processing facility is approximately six miles from the Project, while Albemarle’s Kings Mountain lithium processing facility is approximately 12 miles from the Project.
We believe we are in a strong position to leverage our position as a first mover in restarting exploration in the historic lithium producing region, with the aim of developing a strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets.
The Piedmont Lithium Project
At June 30, 2020, the Project comprised approximately 2,126 acres of surface property and associated mineral rights in North Carolina, United States, of which approximately 391 acres are owned, approximately 79 acres are subject to lease-to-own agreements, and approximately 1,656 acres are subject to exclusive option agreements. These exclusive option agreements, upon exercise, allows us to purchase or, in some cases, enter into long-term leases for the surface property and associated mineral rights.
Our option agreements generally expire between 2020 and 2023 and provide for annual option payments, bonus payments during periods when we conduct drilling and royalty payments during periods when we conduct mining. Our option agreements generally provide us with an option to purchase the optioned property at a specified premium over fair market value. Our obligation to make annual option payments and drilling payments will terminate with respect to a property if we exercise our purchase option.
We also own a 61-acre property in Kings Mountain, North Carolina, which will be the site of our proposed Chemical Plant. The site is located approximately 20 miles from our proposed Mine/Concentrator in Gaston County, North Carolina.

Drilling Programs
As at June 30, 2020, a total of 371 diamond core holes have been drilled on the Project, for a total of 57,641 meters of drilling. The table below shows the breakdown of our drilling as at June 30, 2020 with regards to the historic drilling completed by North Arrow Minerals and the subsequent four (4) drilling programs completed by Piedmont.
Drilling Program	No. Holes	Core Property Drilling (m)	Central Property Drilling (m)	Sunnyside Property Drilling (m)	Total Length Drilled (m)
Historical	19	2,544	—	—	2,544
Phase 1	12	1,667	—	—	1,667
Phase 2	93	12,263	—	—	12,263
Phase 3	134	21,363	500	911	22,774
Phase 4	113	14,218	4,175	—	18,393
Total	371	52,055	4,675	911	57,641
In addition to the above, we have drilled six sterilization holes totaling 925 meters on the proposed concentrator and waste rock stockpile sites.
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

During fiscal year 2020:
•	we conducted additional Phase 4 exploration drilling, but did not announce an updates to our Mineral Resource estimates.
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
To date, over 100 spodumene pegmatite bodies have been identified and/or modeled on the property. The mineralized dikes predominantly strike northeast and dip southeast. Some dikes have impressive lateral extent in which they can be traced for 500+ meters, whereas vertically, the steep dipping dikes extend 150 to 200 meters down-dip. In addition, a series of flat to shallowly dipping dikes have been defined. Both sets of dikes have similar grade; however, grades and thicknesses increase when two sets of dikes intersect.
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
Metallurgical Testwork Program
Spodumene Concentrate
During fiscal year 2020, we completed a PFS-level metallurgical testwork program designed to produce spodumene concentrate from composite samples from the Project. We partnered with SGS Laboratories in Lakefield, Ontario for this testwork program. DMS and flotation Locked-Cycle Tests (“LCT”) test work results showed high quality spodumene concentrate product with a grade above 6.0% Li2O, iron oxide below 1.0%, and low impurities from composite samples. This metallurgical test work included evaluation of DMS technology’s potential to function as a concentration step to produce high-quality spodumene concentrate. Flotation LCT test work was also performed on the composite samples to verify prior test work and estimate spodumene recoveries. Samples weighing 160 to 220 kilograms were composited from mineralized core samples drilled within the Company’s Core Property. Dilution material was added to each of the composites to create samples which would be representative of future operations.
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
Additionally, during fiscal year 2020, we produced an additional 120 kilograms of spodumene concentrate using a combination of DMS and flotation processes. This spodumene concentrate sample had a grade of 6.21% Li2O and 0.87% Fe2O3 and the testwork operation achieved metallurgical recovery of 82.4% which also supports a planned recovery of 85% for a target spodumene concentrate grade of 6.0% Li2O.

The 120 kilogram sample was processed in a bench-scale lithium hydroxide testwork program which commenced during fiscal year 2020 and was completed subsequent to the end of the fiscal year.
Byproducts
During fiscal year 2020 we completed larger scale samples of quartz and feldspar byproducts. Byproduct samples were produced using tailings from the spodumene concentrate testwork programs completed during the fiscal year. Composite byproduct samples were delivered to our byproduct marketing partner, Ion Carbon, for ongoing discussions related to byproduct offtake. The table below describes composite byproduct quality achieved.
Average Composite Results of Six Locked Cycle Byproduct Tests
	Li2O	SiO2	Al2O3	K2O	Na2O	CaO	MgO	MnO	P2O5	Fe2O3
Quartz Concentrate	0.02	99.0	0.32	0.04	0.11	0.01	0.01	0.01	0.01	0.01
Feldspar Concentrate	0.12	68.0	19.35	2.45	9.30	0.17	0.04	0.01	0.15	0.05
Lithium Hydroxide
During fiscal year 2020 the company undertook bench scale lithium hydroxide testwork to produce samples of battery quality lithium hydroxide from spodumene concentrate produced in our composite testwork programs. The testwork flowsheet approximates the design we put forward in our announced PFS results.

Block Flow Diagram of the LiOH Conversion Testwork Program
The testwork program produced samples of battery quality lithium hydroxide which achieved greater than 56.5% LiOH content with low impurities.
Results of Piedmont Lithium Hydroxide Testwork
Product	LiOH	Na	K	Fe	Ca	Cu	Mg	Si	Cl	SO4	CO2
Unit	(%)	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	(%)
Value	>56.5	<20	<10	<2	<9	<1	<0.7	<8	<10	<100	0.48
Chemical Plant PFS
During fiscal year 2020, we announced the results of a pre-feasibility study (“PFS”) for our proposed lithium hydroxide chemical plant (“Chemical Plant”) in Kings Mountain, North Carolina, USA. The PFS highlights a business model where a Piedmont built and owned Chemical Plant would convert spodumene concentrate purchased on the global market to battery-grade lithium hydroxide.
This Chemical Plant would compete against the numerous merchant spodumene converters currently operating in China, providing US and European automotive companies a secure and independent American source of the lithium hydroxide required for their supply chains.
Chemical Plant
The Chemical Plant PFS features a lithium processing plant that includes spodumene concentrate receiving/short term storage facilities, reagent receiving and storage facilities, process facilities, and site infrastructure. The Chemical Plant PFS excludes a Mine/Concentrator and residue storage facilities. The merchant Chemical Plant PFS contemplates a 25-year project life. The ramp-up period for Chemical Plant operations is assumed to achieve nameplate capacity including both overall production and battery quality production after a 24-month ramp-up period.

The Chemical Plant is designed to produce steady-state production of approximately 22,700 tonnes of lithium hydroxide monohydrate per year over the 25-year production life. The PFS was based on a merchant strategy which assumes Piedmont will purchase approximately 3.66 million tonnes of spodumene concentrate on the global market to be consumed by the Chemical Plant to produce battery-grade lithium hydroxide.
Operating Costs
The Chemical Plant PFS is projected to have an average life of project cash operating cost of approximately US$6,689 per tonne of lithium hydroxide, including royalties. This operating cost estimate assumes an average life-of-project spodumene concentrate cost of US$651/t delivered to the Chemical Plant in Kings Mountain, North Carolina.
Capital Costs
The Chemical Plant PFS estimates the capital cost to construct the Chemical Plant to be US$377 million including owner’s costs and contingencies. A contingency of 25% has been carried in the economic modelling of the Chemical Plant project.
Integrated Scoping Study
During fiscal year 2020, we also announced the results of an updated scoping study (“Scoping Study”) for our integrated mine-to-hydroxide project. The mine-to-hydroxide project comprises a mine and concentrator producing spodumene concentrate which will be transported to our Chemical Plant and converted into battery-grade lithium hydroxide. The updated scoping study includes the results of the Chemical Plant PFS.
Mining
The integrated Scoping Study assumes a total production target for spodumene concentrate of approximately 3.8 million tonnes, averaging approximately 160,000 tonnes of concentrate per year over a 25-year mine life. This equates to an average of 1,150,000 tonnes of ore processed per year, totaling approximately 25.6 million tonnes of run-of-mine (“ROM”) ore at an average ROM grade of 1.11% Li2O (undiluted) over the 25-year mine life. The Scoping Study contemplates a self-performing mining strategy with management and processing retained by Piedmont personnel. Further evaluation of contracting strategies for the construction and operations of the mine will be undertaken in future phases of study.
Chemical Plant
The integrated Scoping Study assumes a lithium Chemical Plant production life of 25 years, commencing concurrently with the start of mining and concentrator operations. Of the total production target of 3.8 million tonnes of concentrate, approximately 0.25 million tonnes of concentrate will be sold to third parties during years one to five of mining operations and approximately 3.65 million tonnes will be supplied to Piedmont’s Chemical Plant for conversion into lithium hydroxide, resulting in a total production target of approximately 554,600 tonnes of lithium hydroxide, achieving steady-state production of approximately 22,700 tonnes of lithium hydroxide per year over the 25-year production life.
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
Operating Costs
The integrated Project is projected to have an average life of project cash operating cost of approximately US$3,712 per tonne of lithium hydroxide, including royalties and net of by-product credits, positioning Piedmont as potentially one of the industry’s lowest-cost producers.

Capital Costs
The Scoping Study estimates the total development capital cost to construct the mine and concentrator to be US$168 million, which includes contingency, land expenses, and owner’s costs. A 20% contingency has been carried on most costs in the economic modelling of the Mine/Concentrator project.
Piedmont estimates the capital cost to construct the Chemical Plant to be US$377 million including owner’s costs and contingencies. A contingency of 25% has been carried in the economic modelling of the Chemical Plant project.
Marketing, Sales, Contracts and Principal Markets
On September 28, 2020, we entered into a sales agreement with Tesla, Inc. to provide spodumene concentrate to Tesla. The agreement commits us to sell at a fixed maximum price a number of tonnes of concentrate equal to approximately one-third of our estimated average annual production of 160,000 tonnes. The agreement has an initial five-year term running from the first delivery date and may be extended by mutual agreement for a second five-year term. The agreement contemplates a number of areas where the parties must come to a mutual agreement. For example, the agreement is conditional upon Tesla and us mutually agreeing, based on the development schedules of both parties, to a start date for deliveries that is between July 2022 and July 2023 and to the parties agreeing in good faith to an allocation of certain material costs.
We expect to continue to develop a marketing and sales strategy once we have further established a development plan for the Project. Based on historical and current production in the TSB and on markets addressed by producers in North Carolina, we currently anticipate producing spodumene concentrate, certain other lithium byproducts and potentially battery-grade lithium chemicals, which may be used by the global electric vehicle or energy storage markets. We cannot at this time estimate the quality or composition of any ore that may be produced at the Project. As a result, we also cannot estimate the supply, demand or pricing of any products we may produce.
Permitting
During fiscal year 2020 we were granted a Clean Water Act Section 404 Standard Individual Permit from the USACE for our mine/concentrator project. The USACE completed and Environmental Assessment of the project in conjunction with other state and federal agencies based on our December 2018 permit application and our responses to agency and public comments.
We have also received a Clean Water Act Section 401 Individual Water Quality Certification from the North Carolina Division of Water Resources.
Our current drilling exploration activities for the Project are authorized under a general permit approved by the North Carolina Department of Environmental Quality DEQ in April 2017 and updated in April 2019 and October 2019. We have reclamation obligations under this permit, pursuant to which we will be obligated to reclaim all disturbed drill pads and temporary roads to the approximate original contours, and will seed with grass and straw to stabilize any disturbances. We generally are required to effect such reclamation within 14 days following exploration drilling.
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
U.S. Legal Framework
The Project will be required to comply with applicable environmental protection laws and regulations and licensing and permitting requirements. The material environmental, health and safety laws and regulations that we must comply with include, among others, the following United States federal laws and regulations:
•	National Environmental Protection Act (“NEPA”), which requires careful evaluation of the environmental impacts of mining operations that require federal approvals;
•	Clean Air Act (“CAA”) and its amendments, which governs air emissions;
•	Clean Water Act (“CWA”), which governs discharges to and excavations within the waters of the United States;
•	Safe Drinking Water Act (“SDWA”), which governs the underground injection and disposal of wastewater;
•	Resource Conservation and Recovery Act (“RCRA”), which governs the management of solid waste;
•
Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), which imposes liability where hazardous substances have been released into the environment (commonly known as Superfund); and

•
Federal Mine Safety and Health Act, which established the primary safety and health standards regarding working conditions of employees engaged in mining, related operations, and preparation and milling of the minerals extracted, as well as the Occupation Safety and Health Act, which regulates the protection of the health and safety of workers to the extent such protection is not already addressed by the Federal Mine Safety and Health Act.

Our operations may also be subject to state environmental law and regulations, including but not limited to laws and regulations related to the reclamation of mined lands, which may require reclamation permits to be acquired prior to the commencement of mining operations and may require substantial financial guarantees to cover the cost of future reclamation activities.
Solid and Hazardous Waste
RCRA, and comparable state statutes, affect our operations by imposing regulations on the generation, transportation, treatment, storage, disposal and cleanup of hazardous wastes and on the disposal of non-hazardous wastes. Under the auspices of the United States Environmental Protection Agency (“EPA”), the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements.
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
Pursuant to these laws and regulations, we may also be required to develop and implement spill prevention, control and countermeasure plans, also referred to as “SPCC plans,” in connection with on-site storage of significant quantities of oil. Some states also maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. The CWA also prohibits the discharge of fill materials to regulated waters including wetlands without a permit from the USACE.
In May 2015, the EPA issued a final rule that attempted to clarify the federal jurisdictional reach over waters of the United States, but the agency repealed this rule in September 2019 and replaced it with the Navigable Water Protection Rule in April 2020, which narrowed federal jurisdictional reach relative to the 2015 rule. The repeal and replacement of the 2015 rule is currently subject to litigation and the scope of the jurisdictional reach of the Clean Water Act may therefore remain uncertain for several years, with a patchwork of legal guidelines applicable to various states potentially developing. We could face increased costs and delays with respect to obtaining permits for dredge and fill activities in wetland areas to the extent they are required.
Underground Injection Control Permits
The federal SDWA creates a nationwide regulatory program protecting groundwater. This act is administered by the EPA. However, to avoid the burden of dual federal and state (or Indian tribal) regulation, the SDWA allows for the Underground Injection Control (“UIC”) permits issued by states (and Indian tribes determined eligible for treatment as states) to satisfy the UIC permit required under the SDWA under two conditions. First, the state’s program must have been granted primacy. Second, the EPA must have granted, upon request by the state, an aquifer exemption. The EPA may delay or decline to process the state’s application if the EPA questions the state’s jurisdiction over the mine site. Permits must be obtained before developing and using deep injection wells for the disposal or storage of produced fluids, and well casing integrity monitoring must be conducted periodically to ensure the well casing is not leaking produced fluids to groundwater. Contamination of groundwater by natural gas and oil drilling, production and related operations may result in fines, penalties, remediation costs and natural resource damages, among other sanctions and liabilities under the SDWA and other federal and state laws. In addition, third-party claims may be filed by landowners and other parties claiming damages for groundwater contamination, alternative water supplies, property impacts and bodily injury.
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
Endangered Species Act
The federal Endangered Species Act (“ESA”) restricts activities that may affect endangered and threatened species or their habitats. Some of our operations may be located in areas that are designated as habitats for endangered or threatened species. A critical habitat designation could result in further material restrictions to federal and private land use and could delay or prohibit land access or development. The United States Fish and Wildlife Service continues its effort to make listing decisions and critical habitat designations where necessary. The ESA has not previously had a significant impact on our operations. However, the designation of previously unprotected species as being endangered or threatened could cause us to incur additional costs or become subject to operating restrictions in areas where the species are known to exist.
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
Our financial statements for the fiscal years ended June 30, 2018, 2019 and 2020 are presented in U.S. dollars.
Business Strategy
Subject to market conditions and the ability to define an economically viable project, our business plan for the Project is to become a highly strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets. We plan to effect our business plan by:
•	completing additional drilling programs on our properties to expand the current Mineral Resource estimate and increase the geological confidence of the Mineral Resource estimate;
•	continuing to secure additional properties within the TSB to undertake additional exploration;
•	undertaking further technical studies to assess the economic potential of the Project and defining a lithium reserve base, including further metallurgical studies and feasibility studies;
•	undertaking discussions with potential lithium offtake parties for future sale of lithium products;
•	completing required permitting and zoning activities required to commence mining and processing operations at the Project;
•	completing required financing activities;
•	completing construction of Piedmont’s lithium mining and processing activities; and
•	beginning lithium mining and processing activities to supply electric vehicle and battery storage markets.
A.	Operating Results
Summary
The following table sets forth our selected financial information for the periods indicated:
	Fiscal 2018	Fiscal 2019	Fiscal 2020
Consolidated Statements of Profit or Loss and Other Comprehensive Income
Exploration and evaluation expenses	$(6,021,506)	$(7,107,146)	$(3,563,437)
Corporate and administrative expenses	(1,160,608)	(1,711,475)	(1,514,519)
Business development expenses	(1,207,907)	(928,097)	(941,399)
Share based payments	(1,172,164)	(438,375)	(470,939)
Foreign stock exchange listing expenses	(580,922)	—	—
Finance income	132,752	128,377	215,549
Finance costs	—	—	(157,271)
Other income/(expenses)	52,538	234,090	760,917
Loss for the year	(9,957,817)	(9,822,626)	(5,671,099)
Other comprehensive income/(loss)	(249,205)	(366,083)	(499,399)
Total comprehensive loss	(10,207,022)	(10,188,709)	(6,170,498)
	Fiscal 2018	Fiscal 2019	Fiscal 2020
Consolidated Statements of Cash Flows
Net cash flow used in operating activities	$(7,581,996)	$(9,809,812)	$(6,975,428)
Net cash flow used in investing activities	(602,180)	(1,552,511)	(3,417,255)
Net cash flow from financing activities	11,833,809	8,321,894	24,684,187
Increase/(decrease) in cash and cash equivalents	3,649,633	(3,040,429)	14,291,504
Income
	Fiscal 2018	Fiscal 2019	Fiscal 2020
Finance income	$132,752	$128,377	$215,549

Because we are an exploration stage company, we had no revenue from sales.
Interest income for fiscal 2020 was $215,549, which is higher than $128,377 in fiscal 2019 and $132,752 in fiscal 2018 principally as a result of larger average cash and cash equivalent balances in fiscal 2020.
Expenses
	Fiscal 2018	Fiscal 2019	Fiscal 2020
Exploration and evaluation expenses	$(6,021,506)	$(7,107,146)	$(3,563,437)
Corporate and administrative expenses	(1,160,608)	(1,711,475)	(1,514,519)
Business development expenses	(1,207,907)	(928,097)	(941,399)
Share based payments	(1,172,164)	(438,375)	(470,939)
Foreign stock exchange listing expenses	(580,922)	—	—
Finance costs	—	—	(157,271)
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
Foreign stock exchange listing expenses. In fiscal 2018, our ADSs were approved for listing on Nasdaq and trading commenced in the United States. We expensed the costs of such listing in fiscal 2018.
Comparison of the fiscal years 2020 and 2019
Our net loss for fiscal 2020 and 2019 was $5.7 million and $9.8 million, respectively. Significant items contributing to the current year loss and the differences from the previous financial year include:
•
exploration and evaluation expenses of $3.6 million and $7.1 million in fiscal 2020 and 2019, respectively. This decrease resulted principally from our reduced drilling activities on the Project following completion of our Phase 4 drilling program;

•
corporate and administrative expenses of $1.5 million and $1.7 million in fiscal 2020 and 2019, respectively. This decrease resulted principally from reduced overheads to support our reduced drilling activities on the Project following completion of our Phase 4 drilling program, as described in further detail above;

•
business development expenses of $0.9 million and $0.9 million in fiscal 2020 and 2019, respectively. The nature and level of business development activity remained largely consistent between both financial years; and

•
share-based payment expenses of $0.5 million and $0.4 million in fiscal 2020 and 2019, respectively. The nature and level of share-based payment expenses remained largely consistent between both financial years.

Comparison of the fiscal years 2019 and 2018
Our net loss for fiscal 2019 and 2018 was $9.8 million and $10.0 million, respectively. Significant items contributing to the current year loss and the differences from the previous financial year include:
•
exploration and evaluation expenses of $7.1 million and $6.0 million in fiscal 2019 and 2018, respectively. This increase resulted principally from our increased exploration and appraisal activities on the Project, including the Phase 4 drilling program, additional metallurgical test work, and additional technical studies;

•
corporate and administrative expenses of $1.7 million and $1.2 million in fiscal 2019 and 2018, respectively. This increase resulted principally from increased hiring and overheads to support our increased exploration and appraisal activities on the Project, as described in further detail above;

•
business development expenses of $0.9 million and $1.2 million in fiscal 2019 and 2018, respectively. The nature and level of business development activity remained largely consistent between both financial years;

•
share-based payment expenses of $0.4 million and $1.2 million in fiscal 2019 and 2018, respectively. This decrease resulted principally because no new key management personnel (“KMP”) were appointed during fiscal 2019, compared to six (6) new KMP being appointed in fiscal 2018 (Mr. Keith Phillips, Mr. Jorge Beristain, Mr. Jeffrey Armstrong, Mr. Patrick Brindle, Mr. David Buckley and Mr. Bruce Czachor) and the associated grant of incentive securities to secure the services of the new KMP during fiscal 2018; and

•
foreign stock exchange initial listing expenses of $0.0 million and $0.6 million in fiscal 2019 and 2018, respectively, relating to our listing in the United States which occurred in May 2018, following which no further initial listing expenses were incurred.

Historical Sources and Uses of Cash
The following is a summary of cash provided by or used in each of the indicated types of activities:
	Fiscal 2018	Fiscal 2019	Fiscal 2020
Consolidated Statement of Cash Flow data:
Net cash flow used in operating activities	$(7,581,996)	$(9,809,812)	$(6,975,428)
Net cash flow used in investing activities	(602,180)	(1,552,511)	(3,417,255)
Net cash flow from financing activities	11,833,809	8,321,894	24,684,187
Net change in cash and cash equivalents	3,649,633	(3,040,429)	14,291,504
Net foreign exchange differences	52,538	234,090	133,434
Cash and cash equivalents at beginning of the year	3,536,318	7,238,489	4,432,150
Cash and cash equivalents at the end of the year	7,238,489	4,432,150	18,857,088
Operating Activities
Net cash used in operating activities for each of the above periods was primarily the result of net losses incurred in preparing us for operations. Net cash used in operating activities was $7.6 million, $9.8 million and $7.0 million for fiscal 2018, 2019 and 2020, respectively. The decrease in the net cash outflow from operating activities between fiscal 2019 and 2020 resulted primarily from our reduced drilling activities on the Project following completion of our Phase 4 drilling program. The increase in the net cash outflow from operating activities between fiscal 2018 and 2019 resulted primarily from our increased exploration and appraisal activities on the Project, including the Phase 4 drilling program, additional metallurgical test work, and additional technical studies.
Investing Activities
Net cash used in investing activities was $0.6 million, $1.6 million and $3.4 million for fiscal 2018, 2019 and 2020, respectively. The increase in the net cash outflow arising from investing activities between fiscal 2019 and fiscal 2020 resulted primarily from purchases of exploration assets increasing by $1.2 million in fiscal 2020 relating to increased land acquisition and land option payments to landowners to secure additional exploration properties in the TSB. The increase in the net cash outflow arising from investing activities between fiscal 2018 and fiscal 2019 resulted primarily from purchases of exploration assets increasing by $1.0 million in fiscal 2019 relating to increased land acquisition and land option payments to landowners to secure additional exploration properties in the TSB.
Financing Activities
Net cash inflow arising from financing activities was $24.7 million for fiscal 2020, which was primarily attributable to a U.S. public offering of 2.1 million ADSs at an issue price of US$6.30 per ADS to raise gross proceeds of US$12.9 million during fiscal 2020. Net cash inflow arising from financing activities was $8.3 million for fiscal 2019, which was primarily attributable to a private placement of 111 million ordinary shares at an issue price of A$0.11 per share to raise gross proceeds of A$12.2 million during fiscal 2019. Net cash inflow arising from financing activities was $11.8 million for fiscal 2018, which was primarily attributable to a major capital raising during fiscal 2018, consisting of a private placement of 100 million ordinary shares at a price of A$0.16 per share to raise gross proceeds of $12.3 million.
B.	Liquidity and Capital Resources
In fiscal 2018, 2019 and 2020, we incurred a loss of $10.0 million, $9.8 million and $5.7 million, respectively, and had accumulated losses of $51.4 million as of June 30, 2020. We have not yet commenced commercial production at any of our properties and expect to continue to incur losses during the exploration, evaluation, and development of the Project.
Our operations have been financed by proceeds primarily from issuances of ordinary shares. Our cash and cash equivalent position at June 30, 2020 was $18.9 million, compared to $4.4 million as at June 30, 2019. We had net working capital of $17.3 million on June 30, 2020, as compared to $2.3 million on June 30, 2019.
Subsequent to the end of fiscal 2020, we completed a private placement of 120,000,000 fully paid ordinary shares at an issue price of A$0.09 per share to non-U.S. institutional and sophisticated shareholders to raise additional gross proceeds of A$10.8 million.
Our cash and cash equivalent position at June 30, 2019 was $4.4 million, compared to $7.2 million as at June 30, 2018. We had net working capital of $2.3 million on June 30, 2019, as compared to $5.3 million on June 30, 2018.
Operating Capital Requirements
Our primary use of cash currently comprises exploration and evaluation expenditures relating to the Project and for ongoing operating expenses. Our exploration and evaluation expenditures for fiscal 2020 were lower than fiscal 2019 as a result of our reduced drilling activities on the Project following completion of our Phase 4 drilling program. We are currently considering what additional exploration and evaluation activities we will undertake in the future. Based on our current financial position, we expect to have sufficient cash flow to operate for the next 12 months and to maintain adequate liquidity to satisfy working capital requirements.
Until we have completed a bankable feasibility study for the Project, we are not able to say if or when we will decide to develop the Project. If we do decide to develop the Project, this will require substantial additional funds, which would require future debt or equity financings.
Capital Expenditures and Requirements
Our cash capital expenditures for fiscal 2018, 2019 and 2020 amounted to $0.6 million, $1.5 million and $3.4 million, respectively. Our expenditures for the fiscal 2018, 2019 and 2020 related to land option payments and land acquisition payments to local landowners in the TSB for rights to surface property and the associated mineral rights from the local landowners, comprising the Project. These option and acquisition payments have been treated as acquisition costs and capitalized as exploration and evaluation assets.
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
C.	Research and Development, Patents and Licenses
Not Applicable.
D.	Trend Information
See Item 4, Item 5.A and Item 5.B.
E.	Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements.
F.	Tabular Disclosure of Contractual Obligations
The following table summarizes our contractual obligations as of June 30, 2020:
	Total	Less than 1 year	1–5 years	Thereafter
Contractual obligations
Loans and borrowings	$2,771,412	$777,424	$1,993,988	$—
Lease liabilities	307,134	156,621	150,513	—
	3,078,546	934,045	2,144,501	—
G.	Safe Harbor
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
Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of applicable securities laws. Such forward-looking statements concern our anticipated results and progress of our operations in future periods, planned exploration and, if warranted, development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “may,” “will,” “could,” “leading,” “intend,” “contemplate,” “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements in this annual report on Form 20-F include, but are not limited to, statements with respect to:
•	risks related to our operations being further disrupted, and our financial results being adversely affected by the novel coronavirus pandemic;
•	risks related to our limited operating history in the lithium industry;

•	risks related to our status as an exploration stage company;
•	risks related to our ability to identify lithium mineralization and achieve commercial lithium mining at the Project;
•	risks related to mining, exploration and mine construction, if warranted, on our properties;
•	risks related to our ability to achieve and maintain profitability and to develop positive cash flow from our mining activities;
•	risks related to investment risk and operational costs associated with our exploration activities;
•	risks related to our ability to access capital and the financial markets;
•	risks related to compliance with government regulations;
•	risks related to our ability to acquire necessary mining licenses, permits or access rights;
•	risks related to environmental liabilities and reclamation costs;
•	risks related to volatility in lithium prices or demand for lithium;
•	risks related to our stock price and trading volume volatility;
•	risks relating to the development of an active trading market for our ADSs;
•	risks related to ADS holders not having certain shareholder rights;
•	risks related to ADS holders not receiving certain distributions; and
•	risks related to our status as a foreign private issuer and emerging growth company.
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
Impairment of Exploration and Evaluation Expenditures
Capitalized exploration costs are reviewed each reporting date to establish whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalized exploration costs is estimated to determine the extent of the impairment loss, if any. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in previous years. Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest. During fiscal 2018, 2019 and 2020, the Company recognized impairment charges of $0, $0 and $0, respectively.
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
Share Based Payments
Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. Fair value of share options is determined using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the instruments were granted and are disclosed in Note 17 to the audited consolidated financial statements appearing elsewhere in this annual report.
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

Keith Phillips, Managing Director, President and Chief Executive Officer	July 2017	•	No other directorships in listed companies during fiscal 2016, 2017, 2018, 2019 or 2020.
Anastasios Arima, Non-Executive Director	October 2016	•	Previously Director of ASX listed Paringa Resources Limited (October 2013 to June 2017) and Prairie Mining Limited (September 2012 to September 2015).
Jeffrey Armstrong, Non-Executive Director	August 2018	•	CEO and Managing Partner of North Inlet Advisors, LLC.
		•	Previously a senior leader in what is now Wells Fargo’s Investment Bank, an investment banker for Citigroup (1994 to 1999), and for Morgan Stanley (1987 to 1994).
Jorge Beristain, Non-Executive Director	May 2018	•	Currently Chief Financial Officer of Central Steel & Wire Co., a wholly-owned subsidiary of Ryerson Corp.
		•	Previously Managing Director and Head of Deutsche Bank’s Americas Metals & Mining equity research.
Levi Mochkin, Non-Executive Director	April 2006	•	Currently Non-Executive Director of Odyssey Energy Limited (since August 2020).
		•	No other directorships in listed companies during fiscal 2016, 2017, 2018, 2019 or 2020.

Name	Director or Officer since	Principal business activities and other principal directorships
Gregory Swan, Company Secretary	October 2012	•
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
Ian Middlemas (60 years of age) – Chairman
Mr. Middlemas is a Chartered Accountant and holds a Bachelor of Commerce degree. He worked for a large international Chartered Accounting firm before joining the Normandy Mining Group where he was a senior group executive for approximately 10 years. He has had extensive corporate and management experience, and is currently a director with a number of publicly listed companies in the resources sector.
Mr. Middlemas was appointed a Director of the Company on September 14, 2009. During the three-year period to the end of the financial year, Mr. Middlemas has held directorships in Constellation Resources Limited (November 2017 - present), Apollo Minerals Limited (July 2016 - present), Paringa Resources Limited (October 2013 - present), Berkeley Energia Limited (April 2012 - present), Prairie Mining Limited (August 2011 - present), Salt Lake Potash Limited (January 2010 - present), Equatorial Resources Limited (November 2009 - present), Sovereign Metals Limited (July 2006 - present), Odyssey Energy Limited (September 2005 - present) and Cradle Resources Limited (May 2016 - July 2019).
Keith Phillips (60 years of age) – Managing Director and Chief Executive Officer
Mr. Phillips joined Piedmont on July 10, 2017 after a 30-year career on Wall Street during which he has worked on strategic and financing transactions representing over US$100 billion in aggregate value. Mr. Phillips was most recently a Senior Advisor with merchant banker Maxit Capital, after leading the mining investment banking teams for Merrill Lynch, Bear Stearns, JPMorgan and Dahlman Rose.
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
Anastasios (Taso) Arima (36 years of age) – Non-Executive Director
Mr. Arima is a resource company executive with a strong history of identifying company-making resource projects. He has extensive experience in the formation and development of resource projects in North America. Mr. Arima was formerly Executive Director of Paringa Resources Ltd, Coalspur Mines Ltd and Prairie Mining Ltd. Mr. Arima was instrumental in the identification and acquisition of the projects for Piedmont, Paringa and Coalspur, as well as the corporate strategy and marketing of the companies. Mr. Arima began his career as a resources analyst for a Perth based boutique investment banking firm where he specialized in assessing the technical and financial aspects of resource companies and their projects. He has previously worked in the hydrocarbon division at Worley Parsons Limited. He attended the University of Western Australia where he studied a Bachelor of Commerce and a Bachelor of Engineering.
Mr. Arima was appointed a Director of the Company on October 1, 2016. Mr. Arima served as an Executive Director from October 1, 2016 to January 31, 2020. During the three-year period to the end of the financial year, Mr. Arima has not held any other directorships in listed companies.

Jeffrey Armstrong (55 years of age) – Non-Executive Director
Mr. Armstrong resides in Charlotte, North Carolina where he is actively engaged in the community and has extensive relationships with major corporations and entrepreneurs alike. He serves as CEO and Managing Partner of North Inlet Advisors, LLC, a firm providing strategic and financial advice to companies on capital formation, mergers, acquisitions, divestitures, restructurings, and other corporate transactions. Mr. Armstrong was previously a senior leader in what is now Wells Fargo’s Investment Bank for nearly a decade, where his leadership roles included the Head of Corporate Finance, Mergers and Acquisitions, Private Equity Coverage and Leveraged Capital groups. Mr. Armstrong also worked as an investment banker for Citigroup from 1994 to 1999, and for Morgan Stanley from 1987 to 1994. Mr. Armstrong graduated from the University of Virginia with a B.S. in finance and marketing from the McIntire School of Commerce and an MBA from the Darden School of Business.
Mr. Armstrong was appointed a Director of the Company on August 1, 2018. During the three-year period to the end of the financial year, Mr. Armstrong has not held any other directorships in listed companies.
Jorge Beristain (51 years of age) – Non-Executive Director
Mr. Beristain is CFO of Central Steel & Wire Co, a wholly-owned subsidiary of Ryerson Corp (RYI.N). RYI is North America's second largest Service Center with over 100 locations in the US, Canada and Mexico supplying carbon & stainless steel, aluminum, red metals and semi-fabricated products to the machinery, transport, consumer durables, food processing, construction and energy sectors. Previously Mr. Beristain was Managing Director and Head of Deutsche Bank’s Americas Metals & Mining equity research, where he was consistently ranked by institutional investors as one of the top analysts in the United States. During his over 20-year career on Wall Street, Mr. Beristain has lived and worked in the United States, Latin America and Canada and has visited hundreds of industrial companies worldwide. He is a proven strategic thinker with extensive international experience in the valuation of mining projects and metals operations and downstream metal uses. Mr. Beristain holds a Bachelor of Commerce degree from the University of Alberta and is a Chartered Financial Analyst.
Levi Mochkin (59 years of age) – Non-Executive Director
Mr. Mochkin is executive director and key leader of the Ledger Holdings Pty Ltd Group (the Ledger Group), located in Melbourne, Australia. Mr. Mochkin has been in the resources sector for over 28 years advising companies, identifying projects and raising capital of over A$800 million for mining projects.
Mr. Mochkin was appointed a Director on April 3, 2006. During the three-year period to the end of the financial year, Mr. Mochkin has not held any other directorships in listed companies.
Gregory Swan (39 years of age) – Company Secretary
Mr. Swan is a Chartered Accountant and Chartered Secretary and is currently Company Secretary and Chief Financial Officer for several listed companies that operate in the resources sector. He commenced his career at a large international Chartered Accounting firm and has since been involved with a number of exploration and development companies, including Mantra Resources Limited and Papillon Resources Limited.
Mr. Swan was appointed Company Secretary of the Company on October 31, 2012.
Family Relationships
There are no family relationships between any members of our executive management and our directors.
Arrangements for Election of Directors and Members of Management
There are no contracts or other arrangements pursuant to which directors have been or must be selected.
B.	Compensation
Overview
Our remuneration policy for our KMP has been developed by our Board of Directors (the “Board”), taking into account the size of the Company, the size of the management team for the Company, the nature and stage of development of the Company’s current operations, and market conditions and comparable salary levels for companies of a similar size and operating in similar sectors.

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
Performance Based Remuneration - Short Term Incentives
Some executives are entitled to an annual cash bonus upon achieving various key performance indicators (“KPIs”) as set by the Board. Having regard to the current size, nature and opportunities of the Company, the Board has determined that these KPIs will include measures such as successful completion of the acquisition of new projects, exploration activities (e.g. completion of exploration programs within budgeted timeframes and costs), development activities (e.g. completion of scoping and/or feasibility studies), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. project acquisitions and capital raisings). Prior to the end of each financial year, the Board assesses performance against these criteria.
During the 2020 financial year, a total discretionary bonus sum of US$179,167 (2019: US$275,000) was paid to executives after achievement of KPIs set by the Board. For the 2020 year, the KPI areas of focus included: (a) completion of successful exploration activities; (b) completion of successful development activities; and (c) completion of successful corporate activities. Specific KPIs are set and weighted individually for each KMP and are designed to drive successful business outcomes. For the 2020 year, the CEO’s KPI areas of focus were weighted as follows: (a) 30% weighted to completion of successful exploration activities; (b) 30% weighted to completion of successful development activities; and (c) 40% weighted to completion of successful corporate activities.
Performance Based Remuneration - Long Term Incentives
We have a long-term incentive plan (“LTIP”) comprising the grant of Performance Rights and/or Incentive Options to reward KMP and key employees and contractors for long-term performance.
To achieve its corporate objectives, we need to attract, incentivize, and retain its key employees and contractors. The Board believes that grants of Performance Rights and/or Incentive Options to KMP will provide a useful tool to underpin our employment and engagement strategy.
(i)	Performance Rights
We have a Performance Rights Plan (the “Plan”) that provides for the issuance of unlisted performance share rights, or Performance Rights, which, upon satisfaction of the relevant performance conditions attached to the Performance Rights, will result in the issue of an ordinary share for each Performance Right. Performance Rights are issued for no consideration and no amount is payable upon conversion thereof.

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
During the financial year, 7,500,000 Performance Rights were granted to executives. 2,500,000 Performance Rights held by executives converted into ordinary shares during the financial year. No Performance Rights held by executives lapsed during the financial year.
(ii)	Incentive Options
We have also chosen to grant unlisted incentive options (“Incentive Options”) to some KMP and key employees and contractors as part of their remuneration and incentive arrangements in order to attract and retain their services and to provide an incentive linked to the performance of the Company.
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
During the financial year, 20,000,000 Incentive Options were granted to executives. 20,500,000 Incentive Options were exercised by executives during the financial year. 10,425,000 Incentive Options held by executives lapsed during the financial year.
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
Fees for the Chairman are presently A$36,000 (approximately US$24,707) per annum. Fees for other Non-Executive Directors are presently set at US$30,000 per annum. These fees cover main board activities only. Non-Executive Directors may receive additional remuneration for other services provided to the Company, including but not limited to, membership of committees.

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
Loans with Key Management Personnel
No loans were provided to or received from KMP during fiscal 2018, 2019 or 2020.
Details of Remuneration for Fiscal 2020
Details of the nature and amount of each element of the emoluments of each of our KMP during fiscal 2020 are as follows:
	Short-term benefits			Post- employment benefits US$	Termination benefits US$	Share- based payments US$	Total US$	Performance related %
	Salary & fees US$	Cash bonus US$	Other US$
Directors
Ian Middlemas	24,169	—	—	2,296	—	—	26,465	—
Keith Phillips	250,000	100,000	33,137	8,817	—	132,274	524,228	44%
Anastasios Arima(1)	146,667	29,167	10,294	—	—	23,497	209,625	25%
Jeffrey Armstrong	30,000	—	—	—	—	23,497	53,497	44%
Jorge Beristain	40,000	—	—	—	—	23,497	63,497	37%
Levi Mochkin(2)	123,067	—	—	3,072	—	23,497	149,636	16%
Other KMP
Patrick Brindle	210,000	50,000	29,409	8,400	—	146,295	444,104	44%
Lamont Leatherman	210,000	—	—	—	—	61,429	271,429	23%
Austin Devaney(3)	—	—	—	—	—	—	—	—
Gregory Swan(4)	—	—	—	—	—	17,878	17,878	100%
David Buckley(5)	50,000	—	13,472	2,600	15,000	—	81,072	—
Bruce Czachor(5)	50,000	—	14,782	2,600	15,000	—	82,382	—
	1,133,903	179,167	101,094	27,785	30,000	451,864	1,923,813
(1)
Effective from February 1, 2020, Mr. Arima receives director fees of US$30,000 per annum and consulting fees of US$70,000 per annum for additional services provided in respect of business development activities.

(2)
Effective from February 1, 2020, Mr. Mochkin receives director fees of US$30,000 per annum and Ledger Holdings Pty Ltd, a company associated with Mr. Levi Mochkin, receives consulting fees of US$70,000 per annum for additional services provided in respect of business development activities.

(3)	Mr. Devaney was appointed after year end, effective from July 1, 2020.
(4)
Mr. Swan provides services as the Company Secretary through a services agreement with Apollo Group Pty Ltd (“Apollo”). During the year, Apollo was paid or is payable A$180,000 for the provision of serviced office facilities and administrative, accounting and company secretarial services to us.

(5)	Mr. Buckley and Mr. Czachor ceased to be KMP effective December 31, 2019.
Outstanding Equity-Based Awards for Fiscal 2020
Equity based awards for our executive officers consist of options outstanding to purchase ordinary shares and performance rights outstanding that provide the holder to convert each right to a fully paid ordinary share if vesting conditions are met. The following table discloses particulars of all options and performance rights granted to KMP of the Company during fiscal 2020.
	Equity Based Awards
	Number of securities underlying awards	Class of securities	Expiry date	Value of in-the- money awards (A$)(1)
Directors
Mr. Keith Phillips	6,000,000	Options	December 31, 2022	—
	750,000	Rights	December 31, 2020	63,750
	750,000	Rights	December 31, 2021	63,750
	750,000	Rights	December 31, 2022	63,750
Other KMP
Mr. Patrick Brindle	6,000,000	Options	December 31, 2022	—
	750,000	Rights	December 31, 2020	63,750
	750,000	Rights	December 31, 2021	63,750
	750,000	Rights	December 31, 2022	63,750
Mr. Lamont Leatherman	6,000,000	Options	December 31, 2022	—
	750,000	Rights	December 31, 2020	63,750
	750,000	Rights	December 31, 2021	63,750
	750,000	Rights	December 31, 2022	63,750
Mr. Gregory Swan	2,000,000	Options	December 31, 2022	—
	250,000	Rights	December 31, 2020	21,250
	250,000	Rights	December 31, 2021	21,250
	250,000	Rights	December 31, 2022	21,250
(1)	Value is calculated based on the difference between the applicable exercise price and the closing price of shares on the ASX on June 30, 2020 of A$0.085.
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

Mr. Devaney, Vice President, Sales & Marketing, has an employment agreement with us which may be terminated by either party by giving 60 days’ written notice. No amount is payable in the event of termination by us for cause. Effective from July 1, 2020, Mr. Devaney receives a fixed remuneration component of US$200,000 per annum and a discretionary annual bonus of up to US$50,000 to be paid upon the successful completion of KPIs as determined by the Board.
Other Contracts
Mr. Leatherman, Vice President and Chief Geologist, has a consulting agreement with us which may be terminated by either party at any time for any or no reason upon at least two months prior written notice of termination to the other, or payment in lieu thereof. Mr. Leatherman receives a fixed remuneration component of US$210,000 per annum.
Effective from February 1, 2020, Mr. Mochkin receives director fees of US$30,000 per annum and Ledger Holdings Pty Ltd (“Ledger”), a company associated with Mr. Levi Mochkin, receives consulting fees of US$70,000 per annum for additional services provided in respect of business development activities.
Effective from February 1, 2020, Mr. Arima receives director fees of US$30,000 per annum and consulting fees of US$70,000 per annum for additional services provided in respect of business development activities.
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
Service Contracts
Other than as disclosed under “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements” we do not have any service contracts with directors which provide for benefits upon termination of employment.
Board Committees
Audit Committee
Our board of directors has established an audit committee. Assignments to, and chairs of, audit committee will be selected by our board of directors. The audit committee operates under a charter approved by the board of directors and reports on its activities to the board. The audit committee monitors the integrity of our financial statements, the independence and qualifications of our independent auditors, the performance of our accounting staff and independent auditors, our compliance with legal and regulatory requirements and the effectiveness of our internal controls. The audit committee is responsible for selecting, retaining (subject to shareholder approval), evaluating, setting the remuneration of, and, if appropriate, recommending the termination of our independent auditors. The audit committee is established in accordance with Section 10A(m) of the Exchange Act. The audit committee currently consists of Mr. Jorge Beristain, Mr. Jeffrey Armstrong and Mr. Ian Middlemas, Mr. Beristain, Mr. Armstrong, and Mr. Middlemas are independent under the listing standards of the Nasdaq Capital Market for audit committee members and the heightened independence requirement for audit committee members required by Rule 10A-3 under the Exchange Act and to satisfy the SEC and Nasdaq standards for being an audit committee member. Mr. Beristain is also an audit committee financial expert.
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
As at June 30, 2020, we had four full-time employees and no part-time employee. Additionally, we had five full-time consultants. Employees are engaged through direct employment agreements. The Project is not subject to any union or enterprise bargaining.
E.	Share Ownership
The following table lists as of August 31, 2020, the number of our shares beneficially owned by each of our directors, our chief executive officer and others members of our senior management as a group. Beneficial ownership is calculated based on 1,155,320,206 ordinary shares outstanding as of August 31, 2020 and amounts representing less than 1% are denoted with an asterisk (*).
	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percent
Officers and Directors
Ian Middlemas(2)	21,909,091	1.9%
Keith Phillips(3)	20,910,000	1.8%
Anastasios Arima(4)	3,406,494	*
Jeffrey Armstrong(5)	1,750,000	*
Jorge Beristain(6)	3,500,000	*
Levi Mochkin(7)	53,000,000	4.6%
Patrick Brindle(8)	3,375,000	*
Lamont Leatherman	3,558,168	*
Austin Devaney	—	*
Gregory Swan(9)	962,519	*
Officers and directors as a group (10 persons)	112,371,272	9.7%
(1)
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and performance rights that are currently exercisable or exercisable within 60 days of August 31, 2020. Ordinary shares subject to options and performance rights currently exercisable or exercisable within 60 days of August 31, 2020 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or performance rights and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

(2)	21,909,091 ordinary shares are held of record by Arredo Pty Ltd, an Australian corporation controlled by Mr. Middlemas.
(3)
Mr. Phillips holds 810,000 ordinary shares in the form of ADSs. Includes options to purchase 18,000,000 ordinary shares (6,000,000 exercisable for A$0.12 each on or before January 10, 2021, 6,000,000 exercisable for A$0.16 each on or before July 10, 2021 and 6,000,000 exercisable for A$0.24 each on or before July 10, 2022).

(4)	2,906,494 ordinary shares are held of record by Moshos Family Investments Pty Ltd, an Australian corporation controlled by Mr. Arima.
(5)	Includes options to purchase 500,000 ordinary shares (exercisable for A$0.35 each on or before December 31, 2020).
(6)	Mr. Beristain holds 2,500,000 ordinary shares in the form of ADSs. Also includes options to purchase 500,000 ordinary shares (exercisable for A$0.35 each on or before December 31, 2020).
(7)
52,500,000 ordinary shares are held of record by Nasdaq Securities Australia Pty Limited, an Australian corporation owned by Mr. Levi Mochkin, his spouse, Ms. Lisa Mochkin, and his son, Mr. Menachem Mochkin, who holds a majority interest.

(8)	Includes options to purchase 2,625,000 ordinary shares (1,125,000 exercisable at A$0.35 on or before December 31, 2020 and 1,500,000 exercisable for A$0.15 each on or before June 30, 2021).
(9)
700,000 ordinary shares are held of record by Verve Investments Pty Ltd, an Australian corporation controlled by Mr. Swan and 298,051 ordinary shares are held of record by Verve Capital Pty Ltd, an Australian corporation controlled by Mr. Swan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders
The following table and accompanying footnotes sets forth, as of August 31, 2020, information regarding beneficial ownership of our ordinary shares by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. In preparing the disclosure below, we have relied to the extent we believe appropriate on substantial shareholder notices filed by our stockholders with the ASX.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and performance rights that are currently exercisable or exercisable within 60 days of August 31, 2020. Ordinary shares subject to options and performance rights currently exercisable or exercisable within 60 days of August 31, 2020 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or performance rights and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
Our calculation of the percentage of beneficial ownership is based on 1,155,320,206 ordinary shares issued and outstanding as at August 31, 2020. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.
Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders has different voting rights from other shareholders.
	Ordinary Shares Beneficially Owned
Shareholder	Number	Percent
The Bank of New York Mellon Corporation	278,452,200	24.1%
AustralianSuper Pty Ltd	146,731,379	12.7%
FIL Limited	102,312,216	8.9%
Record Holders
As of August 31, 2020, we had 1,155,320,206 ordinary shares outstanding. Based on information known to us, as of August 31, 2020, 14,580,445 of our ordinary shares were being held in the United States by 2,101 holders of record and 1,120,373,669 of our ordinary shares were being held in Australia by 21 holders of record. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners. In addition, approximately 278,452,200 of our outstanding ordinary shares are held in the form of ADSs.
Piedmont is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and here are no arrangements known to Piedmont which would result in a change in control of Piedmont at a subsequent date.
B.	Related Party Transactions
Other than as disclosed below, since the start of fiscal 2018, other than employment and “Compensation,” matters described under “Executive Compensation,” there have been no transactions or loans between us and:
•	enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us;
•	associates, meaning unconsolidated enterprises in which we have a significant influence or which have significant influence over us;
•	individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over our us, and close members of any such individual’s family;
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

Ledger, a company associated with Mr. Levi Mochkin, was paid A$135,151, A$120,000 and A$70,000 during fiscal 2020, 2019 and 2018, respectively, for the provision of services in relation to business development activities (such fees have been included in Mr. Mochkin’s remuneration as disclosed above). Ledger receives a monthly retainer of US$5,833, with any additional fees agreed between the parties as required from time to time. The agreement may be terminated by either party for any reason by giving two months’ notice.
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
Dividends
We have not declared any dividends during fiscal 2018, 2019 or 2020 and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law.
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
We are a public company limited by shares registered under the Corporations Act by the Australian Securities and Investments Commission (“ASIC”). Our corporate affairs are principally governed by our Constitution, the Corporations Act and the ASX Listing Rules. Our ordinary shares trade on the ASX, and our ADSs trade on Nasdaq.
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
As of June 30, 2020, we had (i) 1,035,320,206 ordinary shares outstanding, (ii) outstanding incentive options to purchase an aggregate of 53,625,000 ordinary shares at a weighted average exercise price of A$0.17, and (iii) outstanding performance share rights which convert into an aggregate of 5,000,000 ordinary shares subject to various performance conditions being satisfied.

As of August 31, 2020, we had (i) 1,155,320,206 ordinary shares outstanding, (ii) outstanding incentive options to purchase an aggregate of 47,625,000 ordinary shares at a weighted average exercise price of A$0.18, and (iii) outstanding performance share rights which convert into an aggregate of 5,000,000 ordinary shares subject to various performance conditions being satisfied.
Stock Options
Our Board of Directors authorized or ratified the issuances of the options set forth in the table below and the issuance of one ordinary share upon the due exercise of each option in accordance with its terms and the receipt by us of the designated exercise price payable in respect of the share prior to the time of expiry on the designated expiry date.
As at June 30, 2020, we had the following outstanding stock options:
Number of Stock Options Outstanding	Number Exercisable	Exercise Price (A$)	Expiry Date
6,000,000	6,000,000	$0.10	July 10, 2020
2,875,000	2,875,000	$0.35	December 31, 2020
6,000,000	6,000,000	$0.12	January 10, 2021
1,500,000	1,500,000	$0.15	June 30, 2021
6,000,000	6,000,000	$0.16	July 10, 2021
1,500,000	—	$0.20	June 30, 2022
6,000,000	—	$0.24	July 10, 2022
23,750,000	—	$0.16	December 31, 2022
Performance Rights
The performance rights outstanding at the end of fiscal year 2020 had the following performance conditions and expiry dates:
•	2,500,000 Performance Rights subject to the “Integrated Feasibility Study Milestone,” expiring December 31, 2021; and
•	2,500,000 Performance Rights subject to the “Construction Milestone,” expiring December 31, 2022.
Shares issued on conversion of the performance rights rank equally with the then shares of the Company.
Issuances of Securities
Below is information regarding securities sold by us since the beginning of fiscal 2018. Except as noted below, none of the securities sold by us since the beginning of fiscal 2018 were registered under the Securities Act, and we have made no public offerings in the United States. Except as noted below, all offers and sales of securities by us were made either (i) in offshore transactions pursuant to the exclusion from registration provided by Regulation S under the Securities Act or (ii) within the United States in compliance with available exemptions from the registration requirements of the Securities Act.
•
On August 6 and 7, 2020, we issued 120,000,000 ordinary shares as part of a private placement at A$0.09 per share to non-U.S. institutional and sophisticated shareholders and, following shareholder approval received on July 31, 2020, to certain directors of the Company.

•	On June 11, 2020, we issued 2,065,000 ADSs (representing 206,500,000 ordinary shares) as part of a U.S. public offering at US$6.30 per ADS.
•
On April 17, 2020, we issued 2,000,000 ordinary shares, following shareholder approval received on March 18, 2020, to certain directors of the Company as part of their remuneration arrangements and to incentivize their continued performance.

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

•	On November 3, 2017, we issued 100,000,000 ordinary shares as part of a private placement at A$0.16 per share to institutional and professional investors.
•	During fiscal 2020, we issued 11,439,854 ordinary shares following the exercise of options and conversion of performance rights.
•	During fiscal 2019, we issued 350,000 ordinary shares following the exercise of options and conversion of performance rights.
•	During fiscal 2018, we issued 5,000,000 ordinary shares following the exercise of options and conversion of performance rights.
•	During fiscal 2020, we granted options and performance rights to directors, employees, and consultants covering an aggregate of 33,450,000 ordinary shares.
•	During fiscal 2019, we granted options and performance rights to directors, employees, and consultants covering an aggregate of 4,950,000 ordinary shares.
•	During fiscal 2018, we granted options and performance rights to directors, employees, and consultants covering an aggregate of 28,650,000 ordinary shares.
B.	Memorandum and Articles of Association
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
The Foreign Acquisitions and Takeovers Act 1975
Overview
Australia’s foreign investment regime is set out in the Foreign Acquisitions and Takeovers Act 1975 (the “FATA”) and Australia’s Foreign Investment Policy (the “Policy”). The Australian Treasurer administers the FATA and the Policy with the advice and assistance of the Foreign Investment Review Board (“FIRB”).
In the circumstances set out below in the section entitled “Mandatory notification requirements,” foreign persons are required to notify and receive a prior statement of no objection (“FIRB Clearance”) from the Australian Treasurer. In the circumstances set out below in the section entitled “Other circumstances in which FIRB may be sought,” it is generally recommended that foreign persons obtain FIRB Clearance.
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
Application of these Requirements to the Company
As at June 30, 2020, the Company did not have any interests in Australian land and hence is not an Australian land corporation, and the Company’s gross assets were valued below A$266 million. Accordingly, the only circumstance in which an investor in the Company would currently be subject to the mandatory notification regime is if they are a foreign government investor making a direct investment in the Company. Applications for FIRB Clearance may be made by prospective investors in accordance with the information on FIRB’s website.
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

•	any corporation in accordance with the directions, instructions or wishes of which, or of the directors of which, the person is accustomed or under an obligation, whether formal or informal, to act;
•	any corporation in which the person holds a substantial interest;
•	where the person is a corporation-a person who holds a substantial interest in the corporation;
•	the trustee of a trust estate in which the person holds a substantial interest;
•	where the person is the trustee of a trust estate-a person who holds a substantial interest in the trust estate; or
•	any person who is an associate of any other person who is an associate of the person.
Australian Land Corporation
An Australian land corporation (“ALC”) is a corporation where the value of its total assets comprising interests in Australian land exceeds 50% of the value of its total gross assets. An ALC is not necessarily a company registered in Australia. It may be registered anywhere. It is the composition of the assets of the corporation that will make it an ALC for the purposes of the Australian foreign investment regime.

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
This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to U.S. Holders subject to special tax rules, such as:
•	insurance companies;
•	banks or other financial institutions;
•	individual retirement and other tax-deferred accounts;
•	regulated investment companies;
•	real estate investment trusts;
•	individuals who are former U.S. citizens or former long-term U.S. residents;
•	brokers, dealers or traders in securities, commodities or currencies;
•	traders that elect to use a mark-to-market method of accounting;
•	persons holding our ADSs or ordinary shares through a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or S corporation;
•	persons that received the ADSs as compensation for the performance of services;
•	grantor trusts;
•	tax-exempt entities;
•	persons that hold ADSs or ordinary shares as a position in a straddle or as part of a hedging, constructive sale, conversion or other integrated transaction for U.S. federal income tax purposes;

•	persons that have a functional currency other than the U.S. dollar;
•	persons that own (directly, indirectly or constructively) 10% or more of our equity (by vote or value); or
•	persons that are not U.S. holders (as defined below).
In this section, a “U.S. Holder” means a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
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

In addition, this summary does not address the 3.8% Medicare contribution tax imposed on certain net investment income, the U.S. federal estate and gift tax or the alternative minimum tax consequences of the acquisition, ownership, and disposition of our ADSs or ordinary shares. We have not received nor do we expect to seek a ruling from the U.S. Internal Revenue Service (the “IRS”) regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below. Each prospective investor should consult its own tax advisors with respect to the U.S. federal, state and local and non-U.S. tax consequences of acquiring, owning and disposing of our ADSs and ordinary shares.
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
The summary below is based upon the provisions of the Code, and the U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.
You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of acquiring, owning and disposing of ADSs or ordinary shares in light of your particular circumstances, including the possible effects of changes in U.S. federal and other tax laws.
ADSs
If you hold ADSs, you generally will be treated for U.S. federal income tax purposes as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, no gain or loss will be recognized for U.S. federal income tax purposes if you exchange ADSs for the underlying shares represented by those ADSs.
The U.S. Treasury has expressed concern that parties to whom ADSs are released before shares are delivered to the depositary or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of non-U.S. withholding taxes (if any), and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries. For purposes of the summary below, we assume that intermediaries in the chain of ownership between the holder of an ADS and us are acting consistently with the claim of U.S. foreign tax credits by U.S. Holders.
Certain Tax Consequences If We Are a Passive Foreign Investment Company
The rules governing PFICs can result in adverse tax consequences to U.S. Holders. We generally will be classified as a PFIC for any taxable year if (i) at least 75% of our gross income for the taxable year consists of certain types of passive income or (ii) at least 50% of our gross assets during the taxable year, based on a quarterly average and generally determined by value, produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from the disposition of assets that produce or are held for the production of passive income. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Under this rule, we should be deemed to own the assets and to receive the income of our wholly-owned subsidiaries for purposes of the PFIC determination. If we are classified as a PFIC in any taxable year with respect to which you own ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless you make the “deemed sale election” described below.
Because we did not have active business income in the taxable year ended June 30, 2020, we believe we were a PFIC in tax year 2020. We may also be a PFIC in future taxable years. The determination of our PFIC status for any taxable year, however, will not be determinable until after the end of the taxable year, and will depend on, among other things, the composition of our income and assets (which could change significantly during the course of a taxable year) and the market value of our assets for such taxable year, which may be, in part, based on the market price of our ADSs or ordinary shares (which may be especially volatile). The PFIC determination will depend, in part, on whether we are able to generate gross income from mining operations. You should consult your own tax advisor regarding our PFIC status.
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
•
the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were classified as a PFIC in your holding period will be treated as ordinary income arising in the current taxable year (and would not be subject to the interest charge discussed below); and

•
the amount allocated to each other taxable year during your holding period in which we were classified as a PFIC (i) will be subject to income tax at the highest rate in effect for that year and applicable to you and (ii) will be subject to an interest charge generally applicable to underpayments of tax with respect to the resulting tax attributable to each such year.

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
Under current law, the mark-to-market election may be available to U.S. Holders of ADSs if the ADSs are listed on Nasdaq, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on Nasdaq. While we would expect the ASX, on which the ordinary shares are listed, to be considered a qualified exchange, no assurance can be given as to whether the ASX is a qualified exchange, or that the ordinary shares would be traded in sufficient frequency to be considered regularly traded for these purposes.
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
Subject to certain exceptions for short-term and hedged positions, if you are a non-corporate U.S. Holder, dividends paid to you by a “qualified foreign corporation” may be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends will be treated as qualified dividends if (a) certain holding period requirements are satisfied, (b) we are eligible for benefits under the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, as amended (the “Treaty”), or our ADSs or ordinary shares are readily tradable on an established U.S. securities market, and (c) we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC.
The Treaty has been approved for purposes of the qualified dividend rules. IRS guidance indicates that our ADSs (which are listed on Nasdaq) are readily tradeable for purposes of satisfying the conditions required for these reduced tax rates, but there can be no assurance that our ADSs will be considered readily tradeable on an established securities market in subsequent years. We do not expect that our ordinary shares will be listed on an established securities market in the United States.
As discussed above, we believe we were a PFIC in our taxable year ending June 30, 2020. Therefore, the reduced rate of taxation available to U.S. Holders of a “qualified foreign corporation” is not expected to be available for such years or any subsequent year in which we are classified as a PFIC. See the discussion above under “—Certain Tax Consequences If We Are a Passive Foreign Investment Company.” You should consult your tax advisor regarding the availability of the reduced tax rate on any dividends paid with respect to our ADSs or ordinary shares.
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
Dividends you receive with respect to ADSs or ordinary shares will generally be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends generally will be categorized as “passive” income. A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements or if you engage in certain risk reduction transactions. Subject to certain limitations, you generally will be entitled, at your option, to claim either a credit against your U.S. federal income tax liability or a deduction in computing your U.S.

federal taxable income in respect of any Australian taxes withheld. If you elect to claim a deduction, rather than a foreign tax credit, for Australian taxes withheld for a particular taxable year, the election will apply to all foreign taxes paid or accrued by you or on your behalf in the particular taxable year.
The availability of the foreign tax credit and the application of the limitations on its availability are fact specific and are subject to complex rules. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “—Australian Income Tax Considerations—Taxation of Dividends.” You should also consult your tax advisor regarding the application of the foreign tax credit rules to the QEF and mark-to-market regimes described above in the event we are a PFIC (as we believe to be the case with respect to taxable year 2020 and as we may be in future taxable years).
Sale, Exchange or Other Disposition of ADSs or Ordinary Shares
If you are a U.S. Holder of our ADSs or ordinary shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section generally will not apply to you-instead, see the discussion above under “—Certain Tax Consequences If We Are A Passive Foreign Investment Company.”
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
You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ADSs or ordinary shares. See “—Australian Income Tax Considerations-Tax on Sales or other Dispositions of Shares.”
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
Taxation of Dividends
Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. An exemption for dividend withholding tax can also apply to unfranked dividends that are declared to be conduit foreign income (“CFI”) and paid to Non-Australian Shareholders. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to a resident of the United States which is beneficially entitled to that dividend is limited to 15% where that resident is a qualified person for the purposes of the Double Taxation Convention between Australia and the United States.
If a Non-Australian Shareholder is a company and owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5%. In limited circumstances the rate of withholding can be reduced to zero.
Tax on Sales or Other Dispositions of Shares-Capital Gains Tax
Non-Australian Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of ordinary shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last two years prior to disposal.
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
Tax on Sales or Other Dispositions of Shares-Shareholders Holding Shares on Revenue Account
Some Non-Australian Shareholders may hold shares on revenue rather than on capital account for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income taxing provisions of the income tax law, if the gains are sourced in Australia.
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
We have not declared any dividends during fiscal 2018, 2019 or 2020 and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law.

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
Interest Rate Risk
Our exposure to the risk of changes in market interest rates relates primarily to the cash and short-term deposits with a floating interest rate. These financial assets with variable rates expose us to cash flow interest rate risk. All other financial assets and liabilities, in the form of receivables, payables, lease liabilities, lease receivables, and loans and borrowings, are non-interest bearing. At June 30, 2020, 2019 and 2018, we had $18.9 million, $4.4 million and $7.2 million, respectively, of cash and short-term deposits. We estimate that a 1.0% (100 basis point) increase in interest rates at June 30, 2020 would have increased our profits and equity by $188,571 for fiscal 2020. We estimate that a 1.0% (100 basis point) decrease in interest rates at June 30, 2020 would have decreased our profits and equity by $29,013 for fiscal 2020. We currently do not engage in any hedging or derivative transactions to manage interest rate risk.
Foreign Currency Risk
Our exposure to the risk of changes in foreign exchange rate relates primarily to assets and liabilities that are denominated in currencies other than U.S. dollars. We currently do not enter into hedging or derivative transactions to manage foreign currency risk. Our net exposure to financial instruments denominated in foreign currencies was $0.3 million at June 30, 2020. We estimate that a 10% appreciation of the Australian dollar against the U.S. dollar would have increased our profit and equity by $30,201 for fiscal 2020. We estimate that a 10% depreciation of the Australian dollar against the U.S. dollar would have decreased our profit and equity by $30,201 for fiscal 2020.
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
Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2020. “Disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2020. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.
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
Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2020, our internal control over financial reporting was effective.
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
Services Rendered	Fiscal 2019	Fiscal 2020
Audit or review of financial reports	$81,108	$94,024
Other assurance and agreed-upon procedures	—	128,714
Tax	—	—
Other	—	—
Total	$81,108	$222,738
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
Neither we, nor any affiliated purchaser of us, purchased any of our securities during the year ended June 30, 2020.

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
Date: October 13, 2020

Piedmont Lithium Limited
ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
for the years ended June 30, 2020, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Piedmont Lithium Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Piedmont Lithium Limited and subsidiaries (the “Company”) as of June 30, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Perth, Australia
October 13, 2020
We have served as the Company’s auditor since 2010.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER
COMPREHENSIVE INCOME
FOR THE YEARS ENDED JUNE 30, 2020, 2019 AND 2018
	Notes	2020	2019	2018
		US$	US$	US$
Continuing operations
Exploration and evaluation expenses		(3,563,437)	(7,107,146)	(6,021,506)
Corporate and administrative expenses		(1,514,519)	(1,711,475)	(1,160,608)
Business development expenses		(941,399)	(928,097)	(1,207,907)
Share based payments	17	(470,939)	(438,375)	(1,172,164)
Foreign stock exchange listing expenses		—	—	(580,922)
Finance income	2	215,549	128,377	132,752
Finance costs	2	(157,271)	—	—
Other income and expenses	2	760,917	234,090	52,538
Loss before income tax		(5,671,099)	(9,822,626)	(9,957,817)
Income tax expense	3	—	—	—
Loss for the year		(5,671,099)	(9,822,626)	(9,957,817)
Loss attributable to members of Piedmont Lithium Limited		(5,671,099)	(9,822,626)	(9,957,817)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		(499,399)	(366,083)	(249,205)
Other comprehensive loss for the year, net of tax		(499,399)	(366,083)	(249,205)
Total comprehensive loss for the year		(6,170,498)	(10,188,709)	(10,207,022)
Total comprehensive loss attributable to members of Piedmont Lithium Limited		(6,170,498)	(10,188,709)	(10,207,022)

Basic loss per share (US$ per share)	15	(0.01)	(0.02)	(0.02)
Diluted loss per share (US$ per share)	15	(0.01)	(0.02)	(0.02)
The above Consolidated Statements of Profit or Loss and other Comprehensive Income should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2020 AND 2019
	Notes	2020	2019
		US$	US$
ASSETS
Current Assets
Cash and cash equivalents	5	18,857,088	4,432,150
Trade and other receivables		27,412	59,679
Other assets	6	128,271	—
Total Current Assets		19,012,771	4,491,829

Non-Current Assets
Exploration and evaluation assets	7	7,720,957	2,265,121
Property, plant and equipment	8	774,440	26,195
Other assets	6	150,781	—
Total Non-Current Assets		8,646,178	2,291,316
TOTAL ASSETS		27,658,949	6,783,145

LIABILITIES
Current Liabilities
Trade and other payables	9	1,007,507	2,144,071
Other liabilities	10	705,536	—
Total Current Liabilities		1,713,043	2,144,071

Non-Current Liabilities
Other liabilities	10	1,910,413	—
Total Non-Current Liabilities		1,910,413	—
TOTAL LIABILITIES		3,623,456	2,144,071

NET ASSETS		24,035,493	4,639,074

EQUITY
Contributed equity	12	74,877,325	48,853,707
Reserves	13	515,110	1,990,135
Accumulated losses	14	(51,356,942)	(46,204,768)
TOTAL EQUITY		24,035,493	4,639,074
The above Consolidated Statements of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED JUNE 30, 2020, 2019 AND 2018
	Contributed Equity	Share Based Payments Reserve	Foreign Currency Translation Reserve	Accumulated Losses	Total Equity
	US$	US$	US$	US$	US$
Balance at July 1, 2019	48,853,707	2,287,301	(297,166)	(46,204,768)	4,639,074
Effect of adoption of IFRS 16 (Note 1(b))	—	—	—	(13,009)	(13,009)
Balance at July 1, 2019 (restated)	48,853,707	2,287,301	(297,166)	(46,217,777)	4,626,065
Net loss for the year	—	—	—	(5,671,099)	(5,671,099)
Exchange differences arising on translation of foreign operations	—	—	(499,399)	—	(499,399)
Total comprehensive loss for the year	—	—	(499,399)	(5,671,099)	(6,170,498)
Issue of shares	27,435,257	—	—	—	27,435,257
Share issue costs	(2,326,270)	—	—	—	(2,326,270)
Conversion of performance rights	114,072	(114,072)	—	—	—
Exercise of incentive options	706,570	(706,570)	—	—	—
Expiry of incentive options	—	(531,934)	—	531,934	—
Issue of shares to non-executive directors	93,989	(93,989)	—	—	—
Share based payments	—	470,939	—	—	470,939
Balance at June 30, 2020	74,877,325	1,311,675	(796,565)	(51,356,942)	24,035,493

Balance at July 1, 2018	40,483,348	1,897,391	68,917	(36,382,142)	6,067,514
Net loss for the year	—	—	—	(9,822,626)	(9,822,626)
Exchange differences arising on translation of foreign operations	—	—	(366,083)	—	(366,083)
Total comprehensive loss for the year	—	—	(366,083)	(9,822,626)	(10,188,709)
Issue of shares	8,831,759	—	—	—	8,831,759
Share issue costs	(509,865)	—	—	—	(509,865)
Conversion of performance rights	48,465	(48,465)	—	—	—
Share based payments	—	438,375	—	—	438,375
Balance at June 30, 2019	48,853,707	2,287,301	(297,166)	(46,204,768)	4,639,074

Balance at July 1, 2017	28,512,793	861,973	318,122	(26,424,325)	3,268,563
Net loss for the year	—	—	—	(9,957,817)	(9,957,817)
Exchange differences arising on translation of foreign operations	—	—	(249,205)	—	(249,205)
Total comprehensive loss for the year	—	—	(249,205)	(9,957,817)	(10,207,022)
Issue of shares	12,304,000	—	—	—	12,304,000
Share issue costs	(657,716)	—	—	—	(657,716)
Exercise of options	324,271	(136,746)	—	—	187,525
Share based payments	—	1,172,164	—	—	1,172,164
Balance at June 30, 2018	40,483,348	1,897,391	68,917	(36,382,142)	6,067,514
The above Consolidated Statements of Changes in Equity should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2020, 2019 AND 2018
	Notes	2020	2019	2018
		US$	US$	US$
Operating activities
Payments to suppliers and employees		(7,177,345)	(9,937,002)	(7,713,845)
Grant income		138,100	—	—
Interest paid		(157,271)	—	—
Interest received		221,088	127,190	131,849
Net cash flows used in operating activities	5	(6,975,428)	(9,809,812)	(7,581,996)

Investing activities
Purchase of exploration and evaluation assets	7	(2,747,784)	(1,523,104)	(564,217)
Purchase of property, plant and equipment	8	(669,471)	(14,407)	(1,346)
Payment of deposits		—	(15,000)	(36,617)
Net cash flows used in investing activities		(3,417,255)	(1,552,511)	(602,180)

Financing activities
Proceeds from issue of shares	12(a)	27,435,257	8,831,759	12,491,525
Share issue costs	12(a)	(2,326,270)	(509,865)	(657,716)
Repayment of borrowings	10(a)	(352,303)	—	—
Proceeds from principal portion of sub-lease receivables		35,795	—	—
Costs of entering sub-lease		(25,060)	—	—
Payment of principal portion of lease liabilities		(83,232)	—	—
Net cash flows from financing activities		24,684,187	8,321,894	11,833,809

Net increase/(decrease) in cash and cash equivalents		14,291,504	(3,040,429)	3,649,633
Net foreign exchange differences		133,434	234,090	52,538
Cash and cash equivalents at beginning of year		4,432,150	7,238,489	3,536,318
Cash and cash equivalents at the end of the year	5	18,857,088	4,432,150	7,238,489
The above Consolidated Statements of Cash Flows should be read in conjunction with the accompanying notes.

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2019 AND 2018
1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies adopted in preparing the consolidated financial statements of Piedmont Lithium Limited (“Piedmont” or “Company”) and its consolidated entities (“Consolidated Entity” or “Group”) for the years ended June 30, 2020, 2019 and 2018 are stated to assist in a general understanding of the consolidated financial statements.
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
The principal activities of the Group during fiscal 2020, fiscal 2019 and fiscal 2018 consisted of the exploration and development of mineral resource projects.
The consolidated financial statements of the Group for the years ended June 30, 2020, 2019 and 2018 were authorised for issue in accordance with a resolution of the Directors on September 25, 2020.
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
The consolidated financial statements have also been prepared on a historical cost basis.
The consolidated financial statements are presented in United States dollars (US$).
The financial statements have been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the normal course of business.
(b)	New standards, interpretations and amendments
In the current year, the Group has adopted all of the new and revised standards, interpretations and amendments that are relevant to its operations and effective for annual reporting periods beginning on or after July 1, 2019.
New and revised standards and amendments thereof and interpretations effective for the current reporting period that are relevant to the Group include:
•	IFRS 16 Leases
•	Interpretation 23 Uncertainty over Income Tax Treatments
•	Annual Improvements to IFRS Standards 2015–2017 Cycle
Other than IFRS 16, the adoption of these new and revised standards and amendments has not affected the amounts reported for the current or prior periods. A discussion on the adoption of IFRS 16 is included below. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
IFRS 16 Leases
The Group applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognised in retained earnings at July 1, 2019. Accordingly, the comparative information presented as of June 30, 2019 and for the year then ended is not restated – i.e. it is presented, as previously reported, under IAS 17 and related interpretations. The details of the changes in accounting policies are disclosed below. Additionally, the disclosure requirements in IFRS 16 have not been applied to comparative information.

Definition of a lease
Previously, the Group determined at contract inception whether an arrangement was or contained a lease under International Financial Reporting Interpretations Committee (“IFRIC”) Interpretation 4 - Determining Whether an Arrangement Contains a Lease. At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.
On transition to IFRS 16, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Group applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed for whether there is a lease under IFRS 16.
As a lessee
As a lessee, the Group leases primarily property assets. The Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. Under IFRS 16, the Group recognises right-of-use assets and lease liabilities for most of these leases – i.e. these leases are now on-balance sheet.
The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.
Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:
•	Fixed payments, less any lease incentives receivables
•	Variable lease payment that are based on an index or a rate
•	Amounts expected to be payable by the lessee under residual value guarantees
•	The exercised price of a purchase option if the lessee is reasonably certain to exercise that option, and
•	Payments of penalties for terminating the lease, if the term reflects the lessee exercising that option.
Lease liabilities are presented under ‘other liabilities’ in the consolidated statement of financial position.
The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.
The Group recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying assets is available for use), measured at cost.
The cost of right of use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right of use assets are subsequently measured at cost, less any accumulated depreciation and impairment losses, and are adjusted for any remeasurement of lease liabilities.

Whenever the Group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset.
Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.
Right-of-use assets are subject to impairment in accordance with IAS 36 Impairment of Assets. Any identified impairment loss is accounted for in line with our accounting policy for ‘property, plant and equipment’.
At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone price. However, for leases of property the Group has elected not to separate non-lease components and accounts for the lease and associated non-lease components as a single lease component.
As an intermediate lessor
Under IFRS 16, an intermediate lessor accounts for the head lease and the sublease as two separate contracts. The intermediate lessor is required to classify the sublease as a finance or operating lease by reference to the right-of-use asset arising from the head lease (and not by reference to the underlying asset as was the case under IAS 17).
Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.
Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised on a straight-line basis over the lease term.
Amounts due from lessees under finance leases are recognised as receivables at the amount of the Group’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.
When a contract includes lease and non-lease components, the Group applies IFRS 15 Revenue from Contracts with Customers to allocate the consideration under the contract to each component.
Leases classified as operating leases under IAS 17
Previously, the Group classified property leases as operating leases under IAS 17. On transition, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at July 1, 2019. The Group has measured right-of-use assets at their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the Group’s incremental borrowing rate at the date of initial application.
The Group used a number of practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17. In particular, the Group:
•	did not recognise right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application;
•	did not recognise right-of-use assets and liabilities for leases of low value assets (e.g. IT equipment);
•	excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application; and
•	used hindsight when determining the lease term.
Leases classified as finance leases under IAS 17
The Group did not have any leases that were previously classified as finance leases under IAS 17.

Impact on transition
On transition to IFRS 16, the Group recognised right-of-use assets and additional lease liabilities, recognising the difference in accumulated losses. The impact on transition is summarised below.
	As previously reported	IFRS 16 adjustment	As adjusted at July 1, 2019
	US$	US$	US$
Right-of-use assets	—	222,116	222,116
Other liabilities	—	(235,125)	(235,125)
Accumulated losses	(46,204,768)	(13,009)	(46,217,777)
When measuring liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at July 1, 2019. The weighted average rate applied is 13%.
The lease liabilities as at July 1, 2019 can be reconciled to the operating lease commitments as of June 30, 2019, as follows:
US$
Operating lease commitments as at June 30, 2019	134,884
Discounted operating lease commitments as at July 1, 2019	116,873
Less: Commitments relating to short-term leases and leases of low-value assets	(25,627)
Add: Lease payments not included in operating lease commitments as at June 30, 2019	143,879
Lease liabilities as at July 1, 2019	235,125
(c)	Issued standards and interpretations not early adopted
International Financial Reporting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the reporting period ended June 30, 2020. Those which may be relevant to the Group are set out in the table below, but these are not expected to have any significant impact on the Group’s financial statements:
Standard/Interpretation	Application Date of Standard	Application Date for the Group
Definition of a Business (Amendments to IFRS 3)	January 1, 2020	July 1, 2020
Definition of Material (Amendments to IAS 1 and IAS 8)	January 1, 2020	July 1, 2020
Amendments to References to the Conceptual Framework in IFRS Standards	January 1, 2020	July 1, 2020
Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)	January 1, 2020	July 1, 2020
(d)	Change in functional currency
An entity’s functional currency is the currency of the primary economic environment in which the entity operates. In June 2020, the Company completed its first U.S. public offering of its American Depositary Shares (“ADSs”) to raise U.S. dollar (US$) denominated gross proceeds of US$12.9 million. In addition, the majority of the Group’s future operating and capital costs will be denominated in U.S. dollars (US$). Consequently, the Directors have determined that the functional currency of the Company is U.S. dollars (US$) effective June 30, 2020.
The change in functional currency has been applied prospectively with effect from June 30, 2020 in accordance with the requirements of the International Financial Reporting Standards. To give effect to the change in functional currency, the assets and liabilities of entities with an Australian dollar (A$) functional currency at June 30, 2020 were converted into U.S. dollars at a fixed exchange rate of US$1:A$1.457 and the contributed equity, reserves and retained earnings were converted at applicable historical rates.
The Group’s presentation currency remains US$, following the Group’s change in its presentation currency from A$ to US$ during the 2018 year, consequently there is no impact on any comparative financial information presented.

(e)	Principles of Consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company as at June 30, 2020 and June 30, 2019, and the results of all subsidiaries for the three years ended June 30, 2020, 2019 and 2018.
Control is achieved when the Company has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power.
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
(f)	Foreign Currencies
(i)	Functional and presentation currency
The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The Company’s functional currency changed from Australian dollars to U.S. dollars effective June 30, 2020 as outlined in noted 1(d). The consolidated financial statements are presented in United States dollars which is the Company’s presentation currency.
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
The financial results and position of foreign operations whose functional currency is different from the group’s presentation currency are translated as follows:
•	assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
•	income and expenses are translated at average exchange rates for the period; and
•	retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group’s foreign currency translation reserve in equity. These differences are recognised in profit or loss in the period in which the operation is disposed.
(g)	Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less, and bank overdrafts.
(h)	Trade and Other Receivables
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
As the majority of receivables are short term in nature, their carrying amount is assumed to be the same as their fair value.
(i)	Property, Plant and Equipment
(i)	Cost and valuation
All classes of property, plant and equipment are measured at cost.
(ii)	Depreciation
Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, except for land which is not depreciated.
	2020	2019	2018
Major depreciation periods are:
Plant and equipment:	5 years	5 years	5 years
(j)	Exploration and Development Expenditure
Expenditure on exploration and evaluation is accounted for in accordance with the ‘area of interest’ method and with IFRS 6 Exploration for and Evaluation of Mineral Resources.
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
Once the technical feasibility and commercial viability of a program or project has been demonstrated with a bankable feasibility study, the carrying amount of the exploration and evaluation expenditure in respect of the area of interest is reclassified as a “mine development property” and future expenditure incurred in the development of that area of interest is accounted for in accordance with the Group’s policy for Property, Plant & Equipment, as described in Note 1(i).

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
(k)	Trade and other payables
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
(m)	Finance income
Interest income is recognised on a time proportionate basis that takes into account the effective yield on the financial asset. In the current year, the Group has changed the name that it uses for its interest income to finance income in order to better reflect the nature of the balance. The name change had no impact on the prior year amount reported.
(n)	Government grant income
Government grants are recognised when there is reasonable assurance that the Group will comply with the conditions attaching to the grant and that the grant will be received. Government grants are recognised in profit or loss on a systematic basis over the periods in which the entity recognises as expenses the related costs for which grants are intended to compensate. If the grant relates to expenses or losses already incurred by the entity, or to provide immediate financial support to the entity with no future related costs, the income is recognised in the period in which it becomes receivable.
(o)	Income Tax
The income tax expense for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.
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
(p)	Employee Entitlements
Provision is made for the Group’s liability for employee benefits arising from services rendered by employees to the balance date. Employee benefits that are expected to be settled wholly within 12 months have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than 12 months have been measured at the present value of the estimated future cash outflows to be made for those benefits.
(q)	Earnings per Share
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
(r)	Goods and Services Tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (“GST”), except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables in the Statement of Financial Position are shown inclusive of GST. Cash flows are presented in the Statement of Cash Flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.
(s)	Use and Revision of Accounting Estimates, Judgements and Assumptions
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following note:
•	Change in functional currency (Note 1(d));
•	Recognition of tax losses (Note 3);
•	Impairment of exploration and evaluation expenditures (Note 7); and
•	Share-based payments (Note 17).
(t)	Operating Segments
An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the board of directors.
Operating segments have been identified based on the information provided to the chief operating decision makers, being the board of directors.
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
(u)	Impairment of Assets
The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.
In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.
(v)	Fair Value Estimation
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities classified as fair value through other comprehensive income) is based on quoted market prices at the reporting date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.
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
(w)	Issued and Unissued Capital
Ordinary Shares and Performance Shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
(x)	Dividends
Provision is made for the amount of any dividend declared on or before the end of the year but not distributed at balance date.
(y)	Share-Based Payments
Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. Fair value is determined using the Black Scholes option pricing model. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to the share-based payments reserve.
Equity-settled share-based payments may also be provided as consideration for the acquisition of assets. Where ordinary shares are issued, the transaction is recorded at fair value based on the quoted price of the ordinary shares at the date of issue. The acquisition is then recorded as an asset or expensed in accordance with International Financial Reporting Standards.

2.	INCOME AND EXPENSES
	Note	2020	2019	2018
		US$	US$	US$
Finance income
Interest income		215,549	128,377	132,752
		215,549	128,377	132,752

Finance costs
Interest on loans and borrowings		(107,568)	—	—
Interest on lease liabilities		(49,703)	—	—
		(157,271)	—	—

Other income/(expenses)
Net foreign exchange gain		632,832	234,090	52,538
Grant income(1)		138,100	—	—
Gain on derecognition of right-of-use assets		15,588	—	—
Other		(25,603)	—	—
		760,917	234,090	52,538

Depreciation
Depreciation of property, plant and equipment		(84,512)	(8,812)	(1,259)
		(84,512)	(8,812)	(1,259)

Employee benefits expense (including KMP)
Wages, salaries and fees		(1,554,496)	(1,897,280)	(1,649,294)
Defined contribution plans		(34,099)	(51,432)	(18,876)
Other employee benefits		(130,430)	(159,030)	(66,735)
Share based payments	17	(470,939)	(438,375)	(1,172,164)
		(2,189,964)	(2,546,117)	(2,907,069)
Notes:
(1)
During the 2020 year, the Group received US$138,100 (2019: nil) (2018: nil) in government grants under the Paycheck Protection Program, a business loan program established by the 2020 US Federal government Coronavirus Aid, Relief, and Economic Security Act (CARES Act) to help certain businesses continue paying their workers. The Paycheck Protection Program provides businesses with funds to pay payroll costs in the form of loans that will be fully forgiven when used for eligible payroll costs.

3.	INCOME TAX
	2020	2019	2018
	US$	US$	US$
Recognised in profit or loss
Current income tax:
Current income tax benefit in respect of the current year	—	—	—
Deferred income tax:
Origination and reversal of temporary differences	—	—	—
Income tax expense reported in profit or loss	—	—	—

	2020	2019	2018
	US$	US$	US$
Reconciliation between tax expense and accounting loss before income tax
Accounting loss before income tax	(5,671,099)	(9,822,626)	(9,957,817)
At the Australian income tax rate of 30% (2019: 30%) (2018: 27.5%)	(1,701,330)	(2,946,788)	(2,738,400)
Expenditure not allowable for income tax purposes	280,176	435,641	612,788
Income not assessable for income tax purposes	(189,850)	(70,227)	(14,448)
Effect of different income tax rate in the United States	366,471	1,774,721	(551,859)
Effect of change in income tax rate in Australia	—	(233,013)	—
Exchange differences on translation of foreign operations	125,391	142,627	105,045
Adjustments in respect of deferred income tax of previous years	(214,545)	(159,852)	(56,213)
Effect of deferred tax assets not brought to account	1,333,687	1,056,891	2,643,087
Income tax expense reported in profit or loss	—	—	—

Deferred Tax Assets and Liabilities
Deferred Tax Liabilities:
Accrued interest	875	3,856	3,292
Deferred tax assets used to offset deferred tax liabilities	(875)	(3,856)	(3,292)
	—	—	—
Deferred Tax Assets:
Accrued expenditures	27,487	35,587	25,160
Exploration and evaluation expenditure(1)	3,213,971	2,649,626	—
Tax losses available to offset against future taxable income	4,676,715	3,902,255	5,504,853
Deferred tax assets used to offset deferred tax liabilities	(875)	(3,856)	(3,292)
Deferred tax assets not brought to account(2)	(7,917,298)	(6,583,612)	(5,526,721)
	—	—	—
Notes:
(1)
For U.S. income tax purposes, exploration costs are generally capitalised and then amortized for tax purposes unless an election is made to deduct the exploration costs as incurred. On finalisation of its U.S. tax return, the Group did not make such an election for the year ended June 30, 2019 or 2018, and consequently exploration costs have been treated as capitalised for tax purposes, with deductions available in future periods. This election has no impact on the total deferred tax assets available to the Group at either June 30, 2020 or June 30, 2019.

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

4.	DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES
No dividends have been paid or proposed for the year ended June 30, 2020 (2019: nil) (2018: nil).
5.	CASH AND CASH EQUIVALENTS
	2020	2019	2018
	US$	US$	US$
Cash at bank and on hand	14,307,088	2,224,380	2,714,776
Short term deposits	4,550,000	2,207,770	4,523,713
	18,857,088	4,432,150	7,238,489

	2020	2019	2018
	US$	US$	US$
Reconciliation of loss before income tax to net cash flows from operations
Loss for the year	(5,671,099)	(9,822,626)	(9,957,817)
Adjustment for non-cash income and expense items
Depreciation	84,512	8,812	1,259
Share-based payments expense	470,939	438,375	1,172,164
Net foreign exchange gain	(632,832)	(234,090)	(52,538)
Gain on derecognition of right-of-use assets	(15,588)	—	—
Other	17,258	—	—
Change in assets and liabilities
(Increase)/decrease in trade and other receivables	(92,054)	10,814	(1,516)
(Decrease)/Increase in trade and other payables	(1,136,564)	154,987	1,505,657
Exchange differences arising on translation of foreign operations	—	(366,084)	(249,205)
Net cash outflow from operating activities	(6,975,428)	(9,809,812)	(7,581,996)
6.	OTHER ASSETS
	2020	2019
	US$	US$
Current
Sub-lease receivables(1)	102,684	—
Prepayments	25,587
Total current other assets	128,271	—

Non-current
Sub-lease receivables(1)	120,875	—
Lease security deposit	29,906
Total non-current other assets	150,781	—

Total other assets	279,052	—
Notes:
(1)
During the period, the Group entered into an agreement to sub-lease one of its offices in the United States and, accordingly, has recognised a sub-lease receivable at June 30, 2020. Refer to Note 11 for further information on leases.

7.	EXPLORATION AND EVALUATION ASSETS
Piedmont Lithium Project(1)
US$
2020
Carrying amount at July 1, 2019	2,265,121
Additions(2)	5,455,836
Carrying amount at June 30, 2020(3)	7,720,957

2019
Carrying amount at July 1, 2018	742,017
Additions(2)	1,523,104
Carrying amount at June 30, 2019(3)	2,265,121

Notes:
(1)
At June 30, 2020, the Piedmont Lithium Project comprised approximately 2,126 acres (June 30, 2019: approximately 2,207 acres) of surface property and associated mineral rights in North Carolina, United States, of which approximately 391 acres are owned, approximately 79 acres are subject to lease-to-own agreements, and approximately 1,656 acres are subject to exclusive option agreements, which upon exercise, allows the Group to purchase or, in some cases long-term lease, the surface property and associated mineral rights. For those properties under option, no liability has been recorded for the consideration payable to landowners if the Group chooses to exercise its option (refer to Note 20 for further details of contingent liabilities).

(2)
During the year ended June 30, 2020, the Group made land acquisition payments and land option payments totalling US$5,455,836 (2019: US$1,523,104) to landowners which have been treated as acquisition costs and capitalised as ‘exploration and evaluation assets’. The acquisitions during the 2020 year were settled through a combination of cash payments of US$2,747,784 (2019: US$1,523,104) and vendor financed loans and borrowings of US$2,708,052 (2019: nil). Refer to Note 10(a) for further information on loans and borrowings.

(3)	The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.
8.	PROPERTY, PLANT AND EQUIPMENT
	Freehold land	Plant and equipment	Right-of-use assets	Total
	US$	US$	US$	US$
2020
Carrying amount at July 1, 2019	—	26,195	—	26,195
Effect of adoption of IFRS 16 (refer Note 1(b))	—	—	222,116	222,116
Carrying amount at July 1, 2019 (adjusted)	—	26,195	222,116	248,311
Additions	688,829	15,642	116,400	820,871
De-recognition of right-of-use assets(1)	—	—	(210,230)	(210,230)
Depreciation	—	(13,249)	(71,263)	(84,512)
Carrying amount at June 30, 2020	688,829	28,588	57,023	774,440
- at cost	688,829	52,068	89,608	830,505
- accumulated depreciation	—	(23,480)	(32,585)	(56,065)

2019
Carrying amount at July 1, 2018	—	3,982	—	3,982
Additions	—	31,025	—	31,025
Depreciation	—	(8,812)	—	(8,812)
Carrying amount at June 30, 2019	—	26,195	—	26,195
- at cost	—	36,426	—	36,426
- accumulated depreciation	—	(10,231)	—	(10,231)
Notes:
(1)
During the period, the Group entered into an agreement to sublease one of its offices in the United States. The Group has assessed that as a result of entering into the sublease, the Group no longer retains the significant risks and rewards associated with the use of the office space and as such has de-recognised the right-of-use asset recorded in relation to this lease, and recognised a corresponding lease receivable at June 30, 2020, which is classified as ‘other assets’ in the consolidated statement of financial position. The Group has not adjusted the corresponding lease liability recognised under the office lease as it is still responsible for the lease payments to the lessor. Refer to Note 11 for further information on leases.

9.	TRADE AND OTHER PAYABLES
	2020	2019
	US$	US$
Current
Trade creditors	644,857	1,434,439
Accrued expenses	362,650	709,632
Total trade and other payables	1,007,507	2,144,071

10.	OTHER LIABILITIES
	2020	2019
	US$	US$
Current
Loans and borrowings(1)	577,576	—
Lease liabilities	127,960	—
Total current other liabilities	705,536	—

Non-current
Loans and borrowings(1)	1,740,042	—
Lease liabilities	140,465	—
Sub-lease security deposit	29,906
Total non-current other liabilities	1,910,413	—
Total other liabilities	2,615,949	—
Notes:
(1)
At June 30, 2020, the Group had loans and borrowings relating to surface properties that form part of ‘exploration and evaluation assets’ which have been fully or partly financed by the seller of the surface properties. The loans and borrowings are repayable in monthly instalments, based on an implied interest rate of 10%, and secured by the respective surface property.

(a)	Reconciliation of loans and borrowings
	Balance at July 1, 2019	Amount Financed	Modifications	Cash Repayments	Balance at June 30, 2020
	US$	US$	US$	US$	US$
Loans and borrowings	—	2,708,052	(38,131)	(352,303)	2,317,618
Lease liabilities	—	351,657	—	(83,232)	268,425
Total	—	3,059,709	(38,131)	(435,535)	2,586,043
11.	LEASES
The Group has lease contracts for various buildings in the United States. Leases of buildings generally have lease terms between 1 to 5 years. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. The Group also has certain leases with lease terms of 12 months or less and leases of equipment with low value. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. The cost associated with these leases are recognised in the profit or loss statement and such items recorded in the profit or loss statement are presented in exploration and evaluation expenses.
Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used. The incremental borrowing rate applied at June 30, 2020 is 13%.
During 2020, the Group entered into an agreement to sublease one of its office premises in the United States. The Group has assessed that as a result of entering into the sublease, the Group no longer retains the significant risks and rewards associated with the use of the office space and as such has de-recognised the right-of-use asset recorded in relation to this lease, and recognised a corresponding sub-lease receivable at June 30, 2020. The Group has not adjusted the corresponding lease liability recognised under the office lease as it is still responsible for the lease payments to the lessor.
The carrying amounts of right-of-use assets (included under property, plant and equipment) and the movements during the period are in Note 8.
The carrying amounts of lease liabilities (included under other liabilities) and the movements during the period are in Note 10.

The following are the amounts recognised in profit or loss in respect of leases:
2020 – Leases under IFRS 16
US$
Depreciation of right-of-use assets	(71,263)
Gain on derecognition of right-of-use assets	15,588
Interest expense on lease liabilities	(49,703)
Interest income on sub-lease receivables	4,079
Expense relating to short-term leases and leases of low-value assets	(32,673)
Net amount recognised in profit or loss	(133,972)

2019 – Operating Leases under IAS 17
Lease expense	(92,189)
Net amount recognised in profit or loss	(92,189)
The Group had cash outflows of US$83,232 relating to payments for the principal portion of lease liabilities in 2020 and cash inflows of US$35,795 relating to proceeds from the principal portion of sub-lease receivables in 2020, and cash outflows of $25,060 relating to costs of entering the sub-lease.
The contractual maturities of lease liabilities and sub-lease receivables are provided below.
	Year 1 US$	Year 2 US$	Year 3 US$	Total contractual cash flows US$	Carrying amount US$
Sub-lease receivables	121,035	113,925	—	234,960	223,559
	121,035	113,925	—	234,960	223,559
Lease liabilities	(156,621)	(150,513)	—	(307,134)	(268,425)
	(156,621)	(150,513)	—	(307,134)	(268,425)
12.	CONTRIBUTED EQUITY
	Note	2020	2019
		US$	US$
Issued capital
1,035,320,206 fully paid ordinary shares (2019: 670,380,352) (2018: 559,030,352)	12(a)	74,877,325	48,853,707
(a)	Movements in issued capital
Details	Number of Ordinary Shares	Issue Price	US$
2020
Opening balance at July 1, 2019	670,380,352		48,853,707
Issue of shares – share placement (July 2019)	145,000,000	A$0.145	14,557,710
Issue of shares – U.S public offering (June 2020)	206,500,000	A$0.09	12,877,547
Issue of shares – exercise of incentive options	8,939,854	—	706,570
Issue of shares – non-executive directors	2,000,000	—	93,989
Issue of shares – conversion of performance rights	2,500,000	—	114,072
Share issue costs	—	—	(2,326,270)
Closing balance at June 30, 2020	1,035,320,206		74,877,325

Details	Number of Ordinary Shares	Issue Price	US$

2019
Opening balance at July 1, 2018	559,030,352		40,483,348
Issue of shares – share placement	111,000,000	A$0.11	8,831,759
Issue of shares – conversion of rights	350,000	—	48,465
Share issue costs	—	—	(509,865)
Closing balance at June 30, 2019	670,380,352		48,853,707
(b)	Rights attaching to ordinary shares
The rights attaching to fully paid ordinary shares (“Shares”) arise from a combination of the Company’s Constitution, statute and general law. Shares issued following the exercise of Options or conversion of Performance Rights in accordance with notes 13(c) and 13(d) will rank equally in all respects with the Company’s existing Shares.
(i)
Shares — The issue of shares in the capital of the Company and options over unissued shares by the Company is under the control of the directors, subject to the Corporations Act 2001, ASX Listing Rules and any rights attached to any special class of shares.

(ii)
Meetings of Members — Directors may call a meeting of members whenever they think fit. Members may call a meeting as provided by the Corporations Act 2001. The Constitution contains provisions prescribing the content requirements of notices of meetings of members and all members are entitled to a notice of meeting. A meeting may be held in two or more places linked together by audio-visual communication devices. A quorum for a meeting of members is 2 shareholders. The Company holds annual general meetings in accordance with the Corporations Act 2001 and the Listing Rules.

(iii)
Voting — Subject to any rights or restrictions at the time being attached to any shares or class of shares of the Company, each member of the Company is entitled to receive notice of, attend and vote at a general meeting. Resolutions of members will be decided by a show of hands unless a poll is demanded. On a show of hands each eligible voter present has one vote. However, where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents. On a poll each eligible member has one vote for each fully paid share held and a fraction of a vote for each partly paid share determined by the amount paid up on that share.

(iv)
Changes to the Constitution — The Company’s Constitution can only be amended by a special resolution passed by at least three quarters of the members present and voting at a general meeting of the Company. At least 28 days’ written notice specifying the intention to propose the resolution as a special resolution must be given.

(v)
Listing Rules — Provided the Company remains admitted to the Official List, then despite anything in its Constitution, no act may be done that is prohibited by the Listing Rules, and authority is given for acts required to be done by the Listing Rules. The Company’s Constitution will be deemed to comply with the Listing Rules as amended from time to time.

13.	RESERVES
	Note	2020	2019	2018
		US$	US$	US$
Share-based payments reserve	13(b)	1,311,675	2,287,301	1,897,391
Foreign currency translation reserve	13(e)	(796,565)	(297,166)	68,917
		515,110	1,990,135	1,966,308

(a)	Nature and purpose of reserves
(i)	Share-based payments reserve
The share-based payments reserve is used to record the fair value of Incentive Options and Performance Rights issued by the Group.
(ii)	Foreign currency translation reserve
Exchange differences arising on translation of entities whose functional currency is different to the Group’s presentation currency are taken to the foreign currency translation reserve, as described in Note 1(f).
(b)	Movements in share-based payments reserve
Details	Number of Incentive Options	Number of Performance Rights	Number of Shares	US$
2020
Opening balance at July 1, 2019	84,650,000	50,000	—	2,287,301
Grant of incentive securities(1)	25,950,000	7,500,000	2,000,000	—
Exercise of incentive options	(31,500,000)	—	—	(706,570)
Conversion of performance rights	—	(2,500,000)	—	(114,072)
Transfer to issued capital upon issue of shares to non-executive directors	—	—	(2,000,000)	(93,989)
Expiry of incentive options	(25,475,000)	—	—	(531,934)
Lapse of performance rights	—	(50,000)	—	—
Share-based payment expense	—	—	—	470,939
Closing balance at June 30, 2020	53,625,000	5,000,000	—	1,311,675

2019
Opening balance at July 1, 2018	79,700,000	1,500,000	—	1,897,391
Grant of incentive securities(1)	4,950,000	—	—	—
Conversion of performance rights	—	(350,000)	—	(48,465)
Lapse of performance rights	—	(1,100,000)	—	—
Share-based payment expense	—	—	—	438,375
Closing balance at June 30, 2019	84,650,000	50,000	—	2,287,301

2018
Opening balance at July 1, 2017	56,450,000	2,200,000	—	861,973
Grant of incentive securities(1)	28,250,000	400,000	—	—
Exercise of incentive options	(5,000,000)	—	—	(136,746)
Expiry of performance rights	—	(1,100,000)	—	—
Share-based payment expense	—	—	—	1,172,164
Closing balance at June 30, 2018	79,700,000	1,500,000	—	1,897,391
Notes:
(1)	For details on the valuation of Incentive Options and Performance Rights, including models and assumptions used, refer to Note 17 of the financial statements.
(c)	Terms and conditions of Incentive Options
Incentive Options granted as share-based payments have the following terms and conditions:
•	Each Incentive Option entitles the holder to the right to subscribe for one Share upon the exercise of each Incentive Option;
•	The Incentive Options granted as share based payments at the end of the financial year have the following exercise prices and expiry dates:

○	6,000,000 Incentive Options exercisable at A$0.10 each expiring on July 10, 2020;
○	6,000,000 Incentive Options exercisable at A$0.12 each expiring on January 10, 2021;
○	6,000,000 Incentive Options exercisable at A$0.16 each expiring on July 10, 2021;
○	6,000,000 Incentive Options exercisable at A$0.24 each expiring on July 10, 2022;
○	2,875,000 Incentive Options exercisable at A$0.35 each expiring on December 31, 2020;
○	1,500,000 Incentive Options exercisable at A$0.15 each expiring on June 30, 2021;
○	1,500,000 Incentive Options exercisable at A$0.20 each expiring on June 30, 2022; and
○	23,750,000 Incentive Options exercisable at A$0.16 each expiring on December 31, 2022;
•	The Incentive Options are exercisable at any time prior to the Expiry Date, subject to vesting conditions being satisfied (if applicable);
•	Shares issued on exercise of the Incentive Options rank equally with the then Shares of the Company;
•	Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Incentive Options;
•
If there is any reconstruction of the issued share capital of the Company, the rights of the Incentive Option holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and

•	No application for quotation of the Incentive Options will be made by the Company.
(d)	Terms and conditions of Performance Rights
Performance Rights granted as share-based payments have the following terms and conditions:
•	Each Performance Right automatically converts into one Share upon vesting of the Performance Right;
•	Each Performance Right is subject to performance conditions (as determined by the Board from time to time) which must be satisfied in order for the Performance Right to vest;
•	The Performance Rights outstanding at the end of the financial year have the following performance conditions and expiry dates:
○	2,500,000 Performance Rights subject to the ‘Integrated Feasibility Study Milestone’, expiring December 31, 2021; and
○	2,500,000 Performance Rights subject to the ‘Construction Milestone’, expiring December 31, 2022.
•	Shares issued on conversion of the Performance Rights rank equally with the then Shares of the Company;
•	Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the Performance Rights;
•
If there is any reconstruction of the issued share capital of the Company, the rights of the Performance Right holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction;

•	No application for quotation of the Performance Rights will be made by the Company; and
•
Without approval of the Board, Performance Rights may not be transferred, assigned or novated, except, upon death, a participant’s legal personal representative may elect to be registered as the new holder of such Performance Rights and exercise any rights in respect of them.

(e)	Movements in foreign currency translation reserve
	2020	2019	2018
	US$	US$	US$
Balance at July 1	(297,166)	68,917	318,122
Exchange differences arising on translation of foreign operations	(499,399)	(366,083)	(249,205)
Balance at June 30	(796,565)	(297,166)	68,917
14.	ACCUMULATED LOSSES
	Note	2020	2019
		US$	US$
Balance at July 1		(46,204,768)	(36,382,142)
Effect of adoption of IFRS 16	1(b)	(13,009)	—
Expiration of incentive options		531,934	—
Net loss for the year		(5,671,099)	(9,822,626)
Balance at June 30		(51,356,942)	(46,204,768)
15.	EARNINGS PER SHARE
	2020	2019	2018
	US$	US$	US$
Basic loss per share	(0.01)	(0.02)	(0.02)
Diluted loss per share	(0.01)	(0.02)	(0.02)
	2020	2019	2018
	US$	US$	US$
The following reflects the income and share data used in the calculations of basic earnings per share:
Net loss	(5,671,099)	(9,822,626)	(9,957,817)
Earnings used in calculating basic and dilutive earnings per share	(5,671,099)	(9,822,626)	(9,957,817)
	Number of Ordinary Shares 2020	Number of Ordinary Shares 2019	Number of Ordinary Shares 2018
Weighted average number of Ordinary Shares used in calculating basic and dilutive earnings per share	828,356,668	621,391,730	520,222,133
(a)	Non-Dilutive Securities
As at June 30, 2020, 53,625,000 Incentive Options and 5,000,000 Performance Rights, which together represent 58,625,000 potential Ordinary Shares, were considered non-dilutive as they would decrease the loss per share.
As at June 30, 2019, 85,850,000 Incentive Options and 50,000 Performance Rights, which together represent 85,900,000 potential Ordinary Shares, were considered non-dilutive as they would decrease the loss per share.
(b)	Conversions, Calls, Subscriptions or Issues after June 30, 2020
After year end, the Company issued 120,000,000 fully paid ordinary shares pursuant to a private placement to existing non-U.S. institutional and sophisticated shareholders and directors, at an issue price of A$0.09 per share, to raise gross proceeds of A$10.8 million (~US$7.8 million).
Other than as outlined above, there have been no conversions to, calls of, or subscriptions for Ordinary Shares or issues of potential Ordinary Shares since the reporting date and before the completion of this financial report.

16.	RELATED PARTIES
(a)	Subsidiaries
	Country of Incorporation	Equity Interest
		2020%	2019%	2018%
Piedmont Lithium, Inc.	United States	100	100	100
Gaston Land Company, LLC	United States	100	100	100
(b)	Ultimate Parent
Piedmont Lithium Limited is the ultimate parent of the Group.
(c)	Transactions with Key Management Personnel
The aggregate compensation made to Key Management Personnel of the Group is set out below:
	2020	2019	2018
	US$	US$	US$
Short-term employee benefits	1,414,164	1,673,245	1,153,314
Post-employment benefits	27,785	30,544	18,876
Termination benefits	30,000	—	—
Share-based payments	451,864	420,529	957,147
Total compensation	1,923,813	2,124,318	2,129,337
No loans were provided to or received from Key Management Personnel during the year ended June 30, 2020 (2019: Nil).
(d)	Other transactions with Related Parties
Ledger Holdings Pty Ltd (‘Ledger’), a company associated with Mr Levi Mochkin, was paid or is payable A$135,151 during the 2020 year for the provision of services in relation to business development activities (2019: A$120,000) (2018: A$70,000) (such fees have been included in Mr Mochkin’s remuneration as disclosed above). Effective from February 1, 2020, Ledger receives a monthly retainer of US$5,833, with any additional fees agreed between the parties as required from time to time. The agreement may be terminated by either party for any reason by giving two months’ notice.
Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.
17.	SHARE-BASED PAYMENTS
(a)	Recognised share-based payment expense
From time to time, the Group grants Ordinary Shares, Incentive Options and Performance Rights to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements. The number of options or rights granted, and the terms of the options or rights granted are determined by the Board. Shareholder approval is sought where required.
During the past three years, the following equity-settled share-based payments have been recognised:
	2020	2019	2018
	US$	US$	US$
Expense arising from equity-settled share-based payment transactions	(470,939)	(438,375)	(1,172,164)

(b)	Summary of Options and Performance Rights granted as share-based payments
The following table illustrates the number and weighted average exercise prices (“WAEP”) of Incentive options and Performance Rights granted as share-based payments at the beginning and end of the financial year:
	2020 Number	2020 WAEP	2019 Number	2019 WAEP	2018 Number	2018 WAEP
Outstanding at beginning of year	84,700,000	A$0.14	81,200,000	A$0.13	58,650,000	A$0.10
Options granted during the year	25,950,000	A$0.16	4,950,000	A$0.22	28,650,000	A$0.17
Options exercised during the year	(31,500,000)	A$0.08	—	—	(5,000,000)	A$0.05
Options expired during the year	(25,475,000)	A$0.17	—	—	—	—
Rights granted during the year	7,500,000	—	—	—	—	—
Rights lapsed during the year	(50,000)	—	(1,100,000)	—	(1,100,000)	—
Rights converted during the year	(2,500,000)	—	(350,000)	—	—	—
Outstanding at end of year	58,625,000	A$0.15	84,700,000	A$0.14	81,200,000	A$0.13
The following Incentive Options and Performance Rights were granted as share-based payments during the past three years:
Series	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Fair Value A$
2018
Series 1	Options	6,000,000	10-Jul-17	10-Jul-20	$0.10	$0.0480
Series 2	Options	6,000,000	10-Jul-17	10-Jan-21	$0.12	$0.0470
Series 3	Options	6,000,000	10-Jul-17	10-Jul-21	$0.16	$0.0460
Series 4	Options	6,000,000	10-Jul-17	10-Jul-22	$0.24	$0.0450
Series 5	Options	150,000	13-Oct-17	30-Jun-20	$0.15	$0.1030
Series 6	Options	150,000	13-Oct-17	30-Jun-20	$0.20	$0.0910
Series 7	Options	150,000	13-Oct-17	30-Jun-20	$0.25	$0.0810
Series 8	Options	1,050,000	1-Jan-18	30-Jun-20	$0.25	$0.0910
Series 9	Options	1,050,000	1-Jan-18	31-Dec-20	$0.35	$0.0850
Series 10	Rights	150,000	1-Jan-18	31-Dec-18	$Nil	$0.1900
Series 11	Rights	150,000	1-Jan-18	31-Dec-19	$Nil	$0.1900
Series 12	Options	100,000	26-Feb-18	30-Jun-20	$0.25	$0.0680
Series 13	Options	100,000	26-Feb-18	31-Dec-20	$0.35	$0.0630
Series 14	Options	100,000	12-Mar-18	30-Jun-20	$0.25	$0.0600
Series 15	Options	100,000	12-Mar-18	31-Dec-20	$0.35	$0.0560
Series 16	Options	500,000	7-May-18	30-Jun-20	$0.25	$0.0550
Series 17	Options	500,000	7-May-18	31-Dec-20	$0.35	$0.0510
Series 18	Rights	50,000	29-May-18	31-Dec-18	$Nil	$0.1790
Series 19	Rights	50,000	29-May-18	31-Dec-19	$Nil	$0.1790
Series 20	Options	150,000	15-Jun-18	30-Jun-20	$0.25	$0.0810
Series 21	Options	150,000	15-Jun-18	31-Dec-20	$0.35	$0.0750
2019
Series 1	Options	375,000	13-Jul-18	30-Jun-20	$0.25	$0.0630
Series 2	Options	375,000	13-Jul-18	31-Dec-20	$0.35	$0.0590
Series 3	Options	500,000	1-Aug-18	30-Jun-20	$0.25	$0.0640
Series 4	Options	500,000	1-Aug-18	31-Dec-20	$0.35	$0.0580
Series 5	Options	1,500,000	7-May-19	30-Jun-21	$0.15	$0.0680
Series 6	Options	1,500,000	7-May-19	30-Jun-22	$0.20	$0.0680
Series 7	Options	100,000	1-Oct-18	30-Jun-20	$0.25	$0.0260
Series 8	Options	100,000	1-Oct-18	31-Dec-20	$0.35	$0.0240

Series	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Fair Value A$
2020
Series 1	Options	1,000,000	17-Dec-19	30-Jun-20	$0.15	$0.0110
Series 2	Options	1,200,000	17-Dec-19	30-Jun-20	$0.20	$0.0050
Series 3	Options	12,000,000	18-Mar-20	31-Dec-22	$0.16	$0.0160
Series 4	Options	8,500,000	19-Mar-20	31-Dec-22	$0.16	$0.0130
Series 5	Options	250,000	20-Mar-20	31-Dec-22	$0.16	$0.0160
Series 6	Options	1,500,000	27-Mar-20	31-Dec-22	$0.16	$0.0180
Series 7	Options	1,500,000	17-Apr-20	31-Dec-22	$0.16	$0.0190
Series 8	Rights	1,500,000	18-Mar-20	31-Dec-20	—	$0.0700
Series 9	Rights	1,000,000	19-Mar-20	31-Dec-20	—	$0.0630
Series 10	Rights	1,500,000	18-Mar-20	31-Dec-21	—	$0.0700
Series 11	Rights	1,000,000	19-Mar-20	31-Dec-21	—	$0.0630
Series 12	Rights	1,500,000	18-Mar-20	31-Dec-22	—	$0.0700
Series 13	Rights	1,000,000	19-Mar-20	31-Dec-22	—	$0.0630
(c)	Weighted Average Remaining Contractual Life
At June 30, 2020, the weighted average remaining contractual life of Incentive Options and Performance Rights on issue that had been granted as share-based payments was 1.82 years (2019: 1.06 years) (2018: 1.96 years).
(d)	Range of Exercise Prices
At June 30, 2020, the range of exercise prices of Incentive Options on issue that had been granted as share-based payments was A$0.10 to A$0.35 (2019: A$0.05 to A$0.35) (2018: A$0.05 to A$0.35).
(e)	Weighted Average Share Price of Exercised Options
For Incentive Options exercised during the year ended June 30, 2020, the weighted average share price at the date of exercise was A$0.10. There were no Incentive Options exercised during the year ended June 30, 2019.
(f)	Weighted Average Fair Value
The weighted average fair value of Incentive Options and Performance Rights granted as share-based payments by the Group during the year ended June 30, 2020 was A$0.03 (2019: A$0.05) (2018: A$0.05).

(g)	Option and Right Pricing Models
The fair value of Performance Rights granted is estimated as at the date of grant based on the underlying share price (being the seven-day volume weighted average share price prior to issuance). The fair value of Incentive Options granted is estimated as at the date of grant using the Black Scholes option valuation model taking into account the terms and conditions upon which the Incentive Options were granted. The tables below list the inputs to the valuation model used for share options granted by the Group during the last three years:
	2020		2019		2018
	Incentive Options	Performance Rights	Incentive Options	Performance Rights	Incentive Options	Performance Rights
Fair value at grant date (weighted average)	A$0.015	—	A$0.064	—	A$0.051	A$0.187
Share price at grant date (weighted average)	A$0.07	—	A$0.16	—	A$0.104	A$0.187
Exercise price (weighted average)	A$0.16	—	A$0.22	—	A$0.175	—
Expected life of options/rights (weighted average)[1]	2.59 years	—	2.01 years	—	3.69 years	1.40 years
Risk-free interest rate (weighted average)	0.44%	—	1.59%	—	2.11%	—
Expected volatility[2]	70%	—	78%	—	85.00%	—
Expected dividend yield[3]	—	—	—	—	—	—
Notes:
(1)	The expected life is based on the expiry date of the options or rights.
(2)	The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.
(3)	The dividend yield reflects the assumption that the current dividend payout will remain unchanged.
18.	SEGMENT INFORMATION
IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.
The Consolidated Entity operates in one segment, being mineral exploration in the United States of America.
(a)	Reconciliation of non-current assets by geographical location
	2020	2019
	US$	US$
United States of America	8,646,178	2,291,316
	8,646,178	2,291,316
19.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
(a)	Overview
The Group’s principal financial instruments comprise receivables, payables, cash, and short-term deposits. The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk.
This note presents information about the Group’s exposure to each of the above risks, its objectives, policies and processes for measuring and managing risk, and the management of capital. Other than as disclosed, there have been no significant changes since the previous financial year to the exposure to or management of these risks.
The Group manages its exposure to key financial risks in accordance with the Group’s financial risk management policy. Key risks are monitored and reviewed as circumstances change (e.g. acquisition of a new project) and policies are revised as required. The overall objective of the Group’s financial risk management policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

Given the nature and size of the business and uncertainty as to the timing and amount of cash inflows and outflows, the Group does not enter into derivative transactions to mitigate the financial risks. In addition, the Group’s policy is that no trading in financial instruments shall be undertaken for the purposes of making speculative gains. As the Group’s operations change, the Directors will review this policy periodically going forward.
The Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. The Board reviews and agrees policies for managing the Group’s financial risks as summarised below.
(b)	Credit Risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This arises principally from cash and cash equivalents and receivables.
There are no significant concentrations of credit risk within the Group. The carrying amount of the Group’s financial assets represents the maximum credit risk exposure, as represented below:
	Note	2020	2019
		US$	US$
Cash and cash equivalents	5	18,857,088	4,432,150
Trade and other receivables		27,412	59,679
Other assets		279,052	—
		19,163,552	4,491,829
With respect to credit risk arising from cash and cash equivalents, the Group's exposure arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.
Trade and other receivables comprise primarily deposits, accrued interest revenue and GST refunds due. Where possible the Group trades only with recognised, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant. At June 30, 2020 none (2019: none) of the Group’s receivables are past due. During the 2020 year, the Group recognised an impairment loss of US$63,733 (2019: nil) in relation to trade and other receivables.
Other assets comprise prepayments, security deposits, and sub-lease receivables.
(c)	Liquidity Risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Board’s approach to managing liquidity is to ensure, as far as possible, that the Group will always have sufficient liquidity to meet its liabilities when due. At June 30, 2020 and 2019, the Group had sufficient liquid assets to meet its financial obligations.
The contractual maturities of financial assets and liabilities, including estimated interest payments, are provided below. There are no netting arrangements in respect of financial liabilities.
	≤1 year	1-5 years	≥5 years	Total contractual cash flows	Carrying amount
	US$	US$	US$	US$	US$
Group − 2020
Financial assets
Sub-lease receivables	121,035	113,925	—	234,960	223,559
	121,035	113,925	—	234,960	223,559

Financial liabilities
Trade and other payables	1,007,507	—	—	1,007,507	1,007,507
Loans and borrowings	777,424	1,993,988	—	2,771,412	2,317,618
Lease liabilities	156,621	150,513	—	307,134	268,425
	1,941,552	2,144,501	—	4,086,053	3,593,550

	≤1 year	1-5 years	≥5 years	Total contractual cash flows	Carrying amount
	US$	US$	US$	US$	US$
2019
Financial assets
Sub-lease receivables	—	—	—	—	—
	—	—	—	—	—

Financial liabilities
Trade and other payables	2,144,071	—	—	2,144,071	2,144,071
	2,144,071	—	—	2,144,071	2,144,071
(d)	Interest Rate Risk
The Group’s exposure to the risk of changes in market interest rates relates primarily to the cash and short-term deposits with a floating interest rate. These financial assets with variable rates expose the Group to cash flow interest rate risk. All other financial assets and liabilities are either non-interest bearing (for example, receivables and payables) or have fixed interest rates (for example, lease liabilities, sub-lease receivables, and loans and borrowings).
At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:
	Note	2020	2019
		US$	US$
Interest-bearing financial instruments
Cash at bank and on hand	5	14,307,088	2,224,380
Short term deposits	5	4,550,000	2,207,770
		18,857,088	4,432,150
The Group’s cash at bank and on hand and short-term deposits had a weighted average floating interest rate at year end of 0.17% (2019: 2.02%).
The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk.
Interest rate sensitivity
A sensitivity of 1% (100 basis points) has been selected as this is considered reasonable given the current level of both short term and long-term interest rates. A 1% (100 basis points) movement in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2019.
	Profit or loss		Equity
	+1%	-1%	+1%	-1%
	US$	US$	US$	US$
2020
Cash and cash equivalents	188,571	(29,013)	188,571	(29,013)
2019
Cash and cash equivalents	44,322	(44,322)	44,322	(44,322)
(e)	Foreign Currency Risk
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

It is the Group’s policy not to enter into any hedging or derivative transactions to manage foreign currency risk.
At June 30, 2020, the majority of the Group’s cash reserves were denominated in US$, being US$17.9 million (2019: US3.4 million).
At the reporting date, the Group’s exposure to financial instruments denominated in foreign currencies was:
A$ denominated financial assets and liabilities	2020 A$ exposure (US$ Equivalent)	2019 A$ exposure (US$ Equivalent)
Financial assets
Cash and cash equivalents	955,630	1,028,454
Trade and other receivables	24,322	24,679
Financial liabilities
Trade and other payables	(677,952)	(260,171)
Net exposure	302,000	792,962
Foreign exchange rate sensitivity
At the reporting date, had the US$ appreciated or depreciated against the A$, as illustrated in the table below, profit or loss and equity would have been affected by the amounts shown below. This analysis assumes that all other variables remain constant.
	Profit or loss		Other Comprehensive Income
	10% Increase	10% Decrease	10% Increase	10% Decrease
	US$	US$	US$	US$
2020
Group	30,201	(30,201)	30,201	(30,201)
2019
Group	79,296	(79,296)	79,296	(79,296)
(f)	Commodity Price Risk
The Group is exposed to commodity price risk. These commodity prices can be volatile and are influenced by factors beyond the Group’s control. As the Group is currently engaged in exploration and development activities, no sales of commodities are forecast for the next 12 months, and accordingly, no hedging or derivative transactions have been used to manage commodity price risk.
(g)	Capital Management
The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Given the stage of development of the Group, the Board’s objective is to minimise debt and to raise funds as required through the issue of new shares. The Group is not subject to externally imposed capital requirements.
There were no changes in the Group’s approach to capital management during the year.
(h)	Fair Value
The net fair value of financial assets and financial liabilities approximates their carrying value. The methods for estimating fair value are outlined in the relevant notes to the financial statements.
20.	CONTINGENT ASSETS AND LIABILITIES
At June 30, 2020, the Group had entered into exclusive option agreements with local landowners in North Carolina, United States, in relation to its Piedmont Lithium Project, which upon exercise, allows the Group to purchase or, in some cases long-term lease, approximately 1,656 acres of surface property and the associated mineral rights from the local landowners. If the Group chooses to exercise a land purchase option, then the Group will pay cash consideration approximating the fair market value of the surface property (excluding the value of any minerals) plus a premium. If the Group chooses to exercise a long-term lease option, then the Group will pay annual advanced royalty payments per acre. The landowners will also retain a production royalty payable on production of ore from the property, generally between US$0.50 to US$2.00 per tonne of ore produced.
21.	EVENTS SUBSEQUENT TO BALANCE DATE
(a)
On September 28, 2020, the Company announced that it has entered into a binding agreement with Tesla, Inc. (“Tesla”) for the supply of spodumene concentrate (“SC6”) from Piedmont’s North Carolina deposit to Tesla for an initial five-year term on a fixed-price binding purchase commitment from the delivery of first product. The agreement can be extended by mutual agreement for a second five-year term;

(b)
On August 10, 2020, the Company announced that it had completed its previously announced private placement to existing non-U.S. institutional and sophisticated shareholders and directors for 120,000,000 of its fully paid ordinary shares, at an issue price of A$0.09 per share (which equates to the same issue price of the Public Offering), to raise gross proceeds of A$10.8 million (~US$7.8 million) (“Private Placement”);

(c)
On July 23, 2020 the Company announced the results of a bench-scale lithium hydroxide testwork program at SGS Canada, Inc. in Lakefield, Ontario which demonstrated conversion of Piedmont ore to battery-quality lithium hydroxide; and

(d)
The outbreak of the 2019 novel strain of coronavirus causing a contagious respiratory disease known as COVID-19, and the subsequent quarantine measures imposed by the Australian, United States and other governments, and related travel and trade restrictions have caused disruption to businesses and resulted in significant global economic impacts. As at June 30, 2020 these impacts have not had a significant effect on the Group’s financial results or operations. However, as the impact of COVID-19 continues to evolve, including changes in government policy and business reactions thereto, if our staff are unable to work or travel due to illness or government restrictions, we may be forced to reduce or suspend our exploration and development activities. In addition, as the COVID-19 pandemic and mitigation measures have also negatively impacted global economic conditions, this, in turn, could adversely affect our business in the future. Due to the continually evolving nature of COVID-19 the Directors cannot reasonably estimate the effects that the COVID-19 pandemic could have on the Group in future periods, and believes that any disturbance may be temporary. However, there is uncertainty about the length and potential impact of any resultant disturbance. As a result, we are unable to estimate the potential impact on the company’s future operations as at the date of these financial statements.

Other than as outlined above, as at the date of this report there are no other matters or circumstances which have arisen since June 30, 2020 that have significantly affected or may significantly affect:
•	the operations, in financial years subsequent to June 30, 2020, of the Consolidated Entity;
•	the results of those operations, in financial years subsequent to June 30, 2020, of the Consolidated Entity; or
•	the state of affairs, in financial years subsequent to June 30, 2020, of the Consolidated Entity